Exhibit 99.1

                    , 2016

Dear Hilton Worldwide Holdings Inc. Stockholder:

I am pleased to inform you that the board of directors of Hilton Worldwide Holdings Inc. (“Hilton Parent” and, together with its consolidated subsidiaries, “Hilton”) approved a plan to enhance long-term stockholder value by separating Hilton into three independent, publicly traded companies. Under the plan, Hilton Parent will execute tax-free spin-offs of Park Hotels & Resorts Inc. (“Park Parent” and, together with its consolidated subsidiaries, “Park Hotels & Resorts”), which will hold a portfolio of Hilton’s owned and leased hotels and resorts, and Hilton Grand Vacations Inc. (“HGV Parent” and, together with its consolidated subsidiaries, “Hilton Grand Vacations”), which will own and operate Hilton’s timeshare business. Upon completion of the spin-offs, Hilton Parent stockholders will own 100% of the outstanding shares of common stock of each of Park Parent and HGV Parent, and will continue to own 100% of the outstanding shares of common stock of Hilton Parent. Park Parent will be a leading lodging real estate investment trust with a diverse portfolio of iconic and market-leading hotels and resorts with significant underlying real estate value, and Hilton Grand Vacations will be a rapidly growing timeshare company that markets and sells vacation ownership intervals and manages resorts in top destinations. Hilton Parent will retain its core management and franchise business and continue to trade on the New York Stock Exchange as a leading global hospitality company.

We believe that this separation is in the best interests of Hilton Parent, its stockholders and other constituents, as it will result in three pure-play companies, enabling dedicated management teams to fully activate their respective businesses, take advantage of both organic and inorganic growth opportunities, and align their structures and capital allocation strategies with a dedicated investor base.

The spin-offs will be completed by way of a pro rata distribution of Park Parent and HGV Parent common stock to our stockholders of record as of 5:00 p.m., Eastern time, on                     , 2016, the spin-off record date. Each Hilton Parent stockholder will receive one share of Park Parent common stock for every              shares of Hilton Parent common stock and one share of HGV Parent common stock for every              shares of Hilton Parent common stock, in each case, held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. The transaction is subject to certain customary conditions. Stockholder approval of the distributions is not required, and you are not required to take any action to receive your shares of Park Parent and HGV Parent common stock. Immediately following the spin-offs, you will own common stock in Hilton Parent, Park Parent and HGV Parent. The common stock of Hilton Parent will continue to trade on the New York Stock Exchange under the symbol “HLT.” Both Park Parent and HGV Parent intend to have their common stock listed on the New York Stock Exchange under the symbols “PK” and “HGV,” respectively. We expect the spin-offs to be tax-free to the stockholders of Hilton Parent, except to the extent of cash received in lieu of fractional shares. The spin-offs are conditioned on, among other things, the ruling received by Hilton Parent from the Internal Revenue Service regarding certain U.S. federal income tax aspects of the spin-offs remaining in effect as of the distribution date, and the receipt of an opinion of our tax counsel confirming that the spin-offs should qualify as tax-free distributions under Section 355 of the Internal Revenue Code of 1986, as amended.

We have prepared the enclosed information statements, which describe the spin-offs in detail and contain important information about each of Park Hotels & Resorts and Hilton Grand Vacations, including historical financial statements. We are mailing to all Hilton Parent stockholders a notice with instructions informing holders how to access the information statements online. We urge you to read the information statements carefully.

We want to thank you for your continued support of Hilton, and we look forward to your support of all three companies in the future.

Sincerely,

Christopher J. Nassetta

President and Chief Executive Officer

Hilton Worldwide Holdings Inc.

                    , 2016

Dear Hilton Grand Vacations Inc. Stockholder:

It is our pleasure to welcome you as a stockholder of our company, Hilton Grand Vacations Inc. (“HGV Parent” and, together with its consolidated subsidiaries, “Hilton Grand Vacations”). Following the distribution of all of the outstanding shares of HGV Parent common stock by Hilton Worldwide Holdings Inc. (“Hilton Parent”), Hilton Grand Vacations will be a rapidly growing timeshare company that markets and sells vacation ownership intervals and manages resorts in iconic leisure and urban destinations.

As an independent, publicly traded company, we will be better positioned to allocate capital and pursue a sales strategy that will maximize earnings growth, free cash flow production and returns on invested capital, all of which will drive overall value to our stockholders. In addition, we believe our management team will be able to respond more quickly and effectively to acquisition and market opportunities as well as execute our business and growth strategies.

We expect to have HGV Parent common stock listed on the New York Stock Exchange under the symbol “HGV” in connection with the distribution of HGV Parent common stock by Hilton Parent.

We invite you to learn more about HGV Parent by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of HGV Parent common stock.

Sincerely,

Mark D. Wang

President and Chief Executive Officer

Hilton Grand Vacations Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2016

INFORMATION STATEMENT

Hilton Grand Vacations Inc.

Common Stock

(par value $0.01 per share)

This information statement is being sent to you in connection with the separation of Hilton Grand Vacations Inc. (“HGV Parent” and, together with its consolidated subsidiaries, “Hilton Grand Vacations” or “HGV”) from Hilton Worldwide Holdings Inc. (“Hilton Parent” and, together with its consolidated subsidiaries, “Hilton”), following which HGV Parent will be an independent, publicly traded company. As part of the separation, Hilton will undergo an internal reorganization, after which it will complete the separation by distributing all of the outstanding shares of HGV Parent common stock on a pro rata basis to the holders of Hilton Parent common stock. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.” We expect that the spin-off will be tax-free to Hilton Parent stockholders for U.S. federal income tax purposes, except to the extent of cash received in lieu of fractional shares. Each Hilton Parent stockholder will receive one share of HGV Parent common stock for every              shares of Hilton Parent common stock held by such stockholder on                     , 2016, the record date. The distribution of shares will be made in book-entry form only. Hilton Parent will not distribute any fractional shares of HGV Parent common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. The distribution will be effective as of                 , Eastern time, on                 , 2016. Immediately after the distribution becomes effective, we will be an independent, publicly traded company.

No vote or other action of Hilton Parent stockholders is required in connection with the spin-off. We are not asking you for a proxy and you should not send us a proxy. Hilton Parent stockholders will not be required to pay any consideration for the shares of HGV Parent common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their Hilton Parent common stock or take any other action in connection with the spin-off.

All of the outstanding shares of HGV Parent common stock are currently owned, directly or indirectly, by Hilton Parent. Accordingly, there is no current trading market for HGV Parent common stock. We expect, however, that a limited trading market for HGV Parent common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of HGV Parent common stock will begin the first trading day after the distribution date. We intend to list HGV Parent common stock on the New York Stock Exchange (“NYSE”) under the ticker symbol “HGV.”

In reviewing this information statement, you should carefully consider the matters described in “Risk Factors” beginning on page 27 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is                     , 2016.

A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access this Information Statement was first mailed to Hilton Parent stockholders on or about                 , 2016.

Unless otherwise indicated or the context otherwise requires, references herein to:

•	“Hilton Grand Vacations,” “HGV,” “we,” “our,” “us,” “the Company” and “our company” refer (1) prior to the consummation of our internal reorganization described under “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization,” to Hilton Resorts Corporation and its consolidated subsidiaries and (2) after such internal reorganization to Hilton Grand Vacations Inc. and its consolidated subsidiaries, which shall include HRC;

•	“HGV Parent” refer only to Hilton Grand Vacations Inc., exclusive of its subsidiaries;

•	“HRC” refer to Hilton Resorts Corporation and its consolidated subsidiaries;

•	“Hilton” refer to Hilton Worldwide Holdings Inc. and its consolidated subsidiaries, and references to “Hilton Parent” or “Parent” refer only to Hilton Worldwide Holdings Inc., exclusive of its subsidiaries; and

•	“Park Hotels & Resorts” refer to Park Hotels & Resorts Inc. and its consolidated subsidiaries, and references to “Park Parent” refer only to Park Hotels & Resorts Inc., exclusive of its subsidiaries;

in each case giving effect to the spin-off, including the internal reorganization and distribution.

Additionally, unless otherwise indicated or the context otherwise requires, all information in this information statement gives effect to the effectiveness of our amended and restated certificate of incorporation and bylaws, the forms of which are filed as exhibits to the registration statement of which this information statement forms a part.

FINANCIAL STATEMENT PRESENTATION

This information statement includes certain historical consolidated financial and other data for HRC. HRC will be considered our predecessor for financial reporting purposes. Hilton Grand Vacations Inc. is the registrant under the registration statement of which this information statement forms a part and will be the financial reporting entity following the consummation of the spin-off. The historical consolidated financial information of HRC as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 has been derived from the audited consolidated financial statements of HRC included elsewhere in this information statement. The historical consolidated financial information of HRC as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 has been derived from the unaudited consolidated financial statements of HRC that are not included in this information statement. The historical consolidated financial information of HRC as of June 30, 2016 and for the six months ended June 30, 2016 and 2015 has been derived from the unaudited condensed consolidated financial statements of HRC that are included in this information statement. The unaudited consolidated financial statements of HRC have been prepared on the same basis as the audited consolidated financial statements of HRC and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Our historical results are not necessarily indicative of the results expected for any future period.

This information statement also includes an unaudited pro forma consolidated balance sheet as of June 30, 2016 and unaudited pro forma consolidated statements of operations for the six months ended June 30, 2016 and year ended December 31, 2015, which present our combined financial position and results of operations to give pro forma effect to the spin-off, including the internal reorganization and distribution and the other transactions described under “Unaudited Pro Forma Consolidated Financial Statements.” The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

You should read our selected historical consolidated financial information and unaudited pro forma consolidated financial statements and the accompanying notes in conjunction with, and each is qualified in their entirety by reference to, the consolidated historical financial statements and related notes included elsewhere in this information statement and the financial and other information appearing elsewhere in this information statement, including information contained in “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Other than the inception balance sheet, the financial statements of Hilton Grand Vacations Inc. have not been included in this information statement as it is a newly incorporated entity and has no business transactions or activities to date. In connection with the internal reorganization, Hilton Grand Vacations Inc. will become the parent of HRC.

INDUSTRY AND MARKET DATA

Certain industry and market data included in this information statement have been obtained from third-party sources that we believe to be reliable, including the American Resort Development Association (“ARDA”). Market estimates are calculated by using independent industry publications and other publicly available information in conjunction with our assumptions about our markets. While we are not aware of any misstatements regarding any industry, market or similar data presented herein and we have not independently verified such information, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Special Note About Forward-Looking Statements” and “Risk Factors” in this information statement.

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CERTAIN DEFINED TERMS

Except where the context suggests otherwise, we define certain terms in this information statement as follows:

•	“capital-efficient inventory” refers to our fee-for-service and just-in-time VOI inventory;

•	“Club” refers to Hilton Grand Vacations Club, our points-based vacation exchange program;

•	“contract sales” represents the total amount of VOI products under purchase agreements signed during the period where we have received a down payment of at least 10 percent of the contract price. Contract sales is not a recognized term under generally accepted accounting principles in the United States (“U.S. GAAP”), and should not be considered in isolation or as an alternative to timeshare sales, net, or any other comparable operating measure derived in accordance with U.S. GAAP. For a reconciliation of contract sales to sales of VOIs, net, which we believe is the most closely comparable U.S. GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Real Estate”;

•	“developed inventory” refers to VOI inventory sourced from projects developed by HGV;

•	“fee-for-service” refers to VOI inventory we sell and manage on behalf of third-party developers;

•	“just-in-time” refers to VOI inventory sourced in transactions that are designed to closely correlate the timing of the acquisition with our sale of that inventory to purchasers;

•	“owned inventory” refers to our developed and just-in-time VOI inventory; and

•	“VOIs” refers to vacation ownership intervals.

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SUMMARY

This summary highlights information contained in this information statement and provides an overview of our company, our separation from Hilton and the distribution of HGV Parent common stock by Hilton Parent to its stockholders. For a more complete understanding of our business and the spin-off, you should read this entire information statement carefully, particularly the discussion set forth under “Risk Factors” and our audited historical consolidated financial statements, our unaudited pro forma consolidated financial statements and the respective notes to those statements included in this information statement.

Hilton Grand Vacations

Hilton Grand Vacations (“HGV”) is a rapidly growing timeshare company that markets and sells vacation ownership intervals (“VOIs”), manages resorts in top leisure and urban destinations, and operates a points-based vacation club. Our 46 resorts, representing 7,576 units, are located in iconic vacation destinations such as the Hawaiian Islands, New York City, Orlando and Las Vegas, and feature spacious, condominium-style accommodations with superior amenities and quality service. Through Hilton Grand Vacations Club (the “Club”), our approximately 260,000 members have the flexibility to exchange their VOIs for stays at any Hilton Grand Vacations resort or any property in the Hilton system of 12 industry-leading brands across more than 4,600 hotels, as well as numerous experiential vacation options, such as cruises and guided tours.

Our compelling VOI product allows customers to advance purchase a lifetime of vacations. Because our VOI owners generally purchase only the vacation time they intend to use each year, they are able to efficiently split the full cost of owning and maintaining a vacation residence with other owners. Our customers also benefit from the high-quality amenities and service at our Hilton-branded resorts. Furthermore, our points-based platform offers members tremendous flexibility, enabling us to more effectively adapt to their changing vacation needs over time. Building on the strength of that platform, we continuously seek new ways to add value to our Club membership, including enhanced product offerings, greater geographic distribution, broader exchange networks and further technological innovation, all of which drive better, more personalized vacation experiences and guest satisfaction.

As innovators in the timeshare business, we have successfully transformed from a highly capital-intensive business to a capital-efficient model by pursuing an inventory strategy focused on fee-for-service and just-in-time inventory acquisition.

Inventory Sources as a Percentage of 2015 Contract Sales

•    “Fee-for-service” refers to VOI inventory we sell and manage on behalf of third-party developers.

•    “Just-in-time” refers to VOI inventory primarily sourced in transactions that are designed to closely correlate the timing of the acquisition with our sale of that inventory to purchasers.

•    “Developed” refers to VOI inventory sourced from projects developed by HGV.

Fee-for-service sales require virtually no capital investment on our part and provide us the flexibility to invest capital selectively. In 2015, our fee-for-service transactions represented 58% of contract sales, up from 0% in 2009. Based on our 2015 sales pace, we have access to more than six years of future inventory, with capital efficient arrangements representing approximately 85% of that supply. This visibility into our long-term supply allows us to efficiently manage inventory to meet predicted sales, reduce capital investments, minimize our exposure to the cyclicality of the real estate market and mitigate the risks of entering new markets.

The strength of our platform, coupled with what we believe is the industry’s most capital-efficient inventory sourcing model, has led to:

•	Robust sales growth over the course of the cycle with contract sales increasing at a compound annual growth rate (“CAGR”) of 7.9% from 2007 to 2015, outperforming the industry, which experienced a decline of 2.6% over the same period;

•	Strong net owner growth with Club membership increasing at a 9% CAGR over the last four years to total approximately 260,000 members as of June 30, 2016;

•	Approximately 60% of our contract sales in the last five years coming from new owners;

•	Dramatically reduced capital requirements with inventory investment decreasing from an annual average of $405 million during 2007 and 2008 to $96 million during 2014 and 2015;

•	Significant cash flow from operations of over $1 billion from 2011 to 2015;

•	Strong segment Adjusted EBITDA margin of 35.5% in 2015, up 510 basis points since 2011;

•	Meaningfully improved return on invested capital from 2011 to 2015 by 28.8 percentage points to 41.3% in 2015; and

•	Total revenues of $1.5 billion, net income of $174 million and Adjusted EBITDA of $373 million for the year ended December 31, 2015, representing impressive growth of 46%, 139% and 75%, respectively since 2011.

After the spin-off, we expect to further capitalize on our competitive advantages as we fully activate our business, benefiting from a dedicated management team and independent capital resources. Over time, we plan to target a 50/50 mix between fee-for-service and owned sales as we believe this mix will optimize earnings growth, free cash flow production and returns on invested capital. We also will maintain an exclusive, long-term relationship with Hilton, through which our Club members will continue to have access to Hilton’s award-winning guest loyalty program and global portfolio of hotels, and we will continue to benefit from the strength and scale of Hilton’s robust commercial services platform. We expect to collaborate with Hilton and other third-parties on timeshare development opportunities in new and existing locations and across chain scale segments.

See “Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data” for our definitions of contract sales, Adjusted EBITDA and return on invested capital and for reconciliations to measures calculated in accordance with GAAP.

The Timeshare Industry

The timeshare industry, also known as the vacation ownership industry, is one of the fastest-growing segments of the global travel and tourism sector. Annual timeshare sales in the United States increased over 800% between 1984 and 2015 to $8.6 billion. This growth was driven primarily by increased interest from established developers, owners and managers, particularly globally recognized lodging and entertainment companies, product evolution and geographic expansion. At inception, timeshare products were largely limited to a fixed or floating week, whereby a customer would purchase rights to use the same property each year, typically at the same time each year. The industry has since evolved to better meet consumer demands, offering more flexible products, such as membership in multi-property vacation networks. Additionally, product locations have expanded beyond traditional resort markets to include urban and international destinations.

The timeshare industry remains well-positioned for continued growth given favorable macroeconomic and secular trends. Economists forecast healthy consumer spending trends, while data released by the Commerce Department suggests a shift in spending patterns as consumers spend more on experiences and less on retail. Furthermore, timeshare sales in 2015 remained approximately 19% below the industry peak of $10.6 billion in 2007, suggesting continued growth potential during this stage of the current lodging cycle. We expect new product supply to attract new customers and stimulate incremental purchases from existing customers. Additionally, we expect an expanding middle class and rising growth in global tourism to bode well for the long-term health of the timeshare industry, while industry fragmentation should support continued consolidation activity.

Our Competitive Strengths

We believe the following competitive strengths position us as a leader and innovator in the timeshare industry.

•

Exceptional Vacation Offerings. Our upscale resort collection features spacious, studio to three-bedroom condominium-style accommodations in high-demand destinations such as New York City, Orlando, the Hawaiian Islands and Las Vegas. We offer superior amenities such as full kitchens, in-unit washers and dryers, spas and kids’ clubs along with beach-front locations and the quality service that is synonymous with the Hilton name. We keep our properties modern through diligent use of reserves funded by homeowners’ associations (“HOAs”), which are deployed to update our properties on average every five years, resulting in consistent high property and service ratings. In addition, purchasers of our VOIs are enrolled in our flexible, points-based Hilton Grand Vacations Club exchange program, giving each member an annual allotment of Club points representing their owned interest and offering an attractive value proposition. Members have the ability to use their points for a variety of vacation options, including a priority reservation period at their home resort where their VOI is deeded, stays at any Hilton Grand Vacations resort, conversion to Hilton HHonors points, access to RCI’s vacation exchange network and exchanges for experiential travel alternatives.

•	Large and Growing Loyal Member Base. We have a loyal base of approximately 260,000 members, which has more than doubled since 2007, growing at a CAGR of nearly 9%. Yet, we continue to see tremendous growth opportunities across regions and demographics. Approximately 74% of our members were located in the United States, 20% in Japan and 6% in other international locations as of June 30, 2016. Based on information available to us, Millennials and Generation Xers made up nearly half of our first time buyers in the U.S. in 2015 and represent a growing and attractive demographic. Approximately 60% of our contract sales in the last five years were to new members, which benefits future sales given that for every dollar of initial VOI purchases by new members, we expect those members will on average purchase approximately another dollar of additional VOI product over the lifetime of their membership. We continuously strive to enhance Club value and our approximately 7,500 employees are committed to providing our members with exceptional service and cultivating member loyalty.

•	High-quality Customers. We consider our customer base to be among the highest quality in the industry, with our U.S. members having an average annual income level of greater than $100,000, meaningfully above the national average, a high percentage of home ownership and a frequent traveler profile. Additionally, our customers had a weighted average FICO score of 745 for new loan originations to U.S. and Canadian borrowers over the past three years, making them attractive purchasers. Our members’ creditworthiness is further demonstrated by low levels of HOA maintenance fee delinquencies, which averaged only 2.5% since 2011 compared to an annual range of 8% to 12% for the industry from 2011 to 2015. Additionally, our consumer loan portfolio has experienced low default rates of approximately 3% over the last several years.

•	Long-term Recurring Revenue Streams. Our platform drives highly predictable, long-term recurring revenue streams through annual Club membership dues and exchange fees and from our management agreements with HOAs. Further, unlike traditional revenue-based hotel-management fees, our management fees are generally unaffected by changes in rental rate or occupancy, making them less susceptible to market downturns. Since our inception in 1992, no management agreement at any of our developed or fee-for-service properties has been terminated or lapsed. As a result of these recurring revenue streams, our resort operations and club management segment Adjusted EBITDA represented 43% of our total Adjusted EBITDA in 2015.

•	Highly Effective Marketing and Sales Model. Our data-driven, affinity-based marketing approach combined with our scaled and disciplined sales process has delivered consistent sales and new member growth over the past five years. By conducting our marketing and sales activities in large markets with high levels of inbound tourism, we are able to generate year-round tour flow, making it more cost effective to reach potential new members and therefore increasing margins. The efficiency of our sales and marketing is demonstrated by our real estate margin percentage of 27.5% in 2015. In addition, our targeted direct marketing enables us to reach customers who already have an affinity with Hilton and meet our high financial standards. As a result of our marketing expertise and our relationship with Hilton, our tour flow increased at a CAGR of 10.4% between 2007 and 2015. Importantly, we have the ability to scale our model by cross-marketing and cross-selling our resorts as well as employing effective hiring practices, proprietary training and advanced technology platforms. In Japan, for example, we have successfully sold our products in Hawaii using our off-site sales model, resulting in a Japanese member base of approximately 52,500 as of June 30, 2016. Our track record of contract sales growth even during the 2008 to 2010 market downturn demonstrates the effectiveness of our distribution model and sales execution.

•	Capital-efficient Business Model. We are an industry leader in capital-efficient VOI sales, which represented 78% of our contract sales in 2015. Of these sales, fee-for-service represented 58% and just-in-time represented 20%. Since our first fee-for-service project in 2010, we have entered into 10 fee-for-service deals, which have contributed approximately 160,000 VOIs to our total supply. Our capital requirements have reduced dramatically as a result, producing strong cash flow and higher returns on invested capital. As we transitioned from capital-intensive real estate development to a more capital-efficient business model, our inventory investment decreased from an annual average of $405 million during 2007 and 2008 to $96 million during 2014 and 2015. In addition, we generated cash flow from operations of over $1 billion between 2011 and 2015. Further, our relationships with some of the largest and most sophisticated real estate investors in the world, including Blackstone, Goldman Sachs, Centerbridge and Strand Capital Group, have given us access to a wide range of capital partners and the credibility to execute deals in diverse markets. As a result of our efforts, all inventory sources are projected to supply us with access to more than six years of future inventory based on our 2015 sales pace, with capital efficient arrangements representing approximately 85% of that supply.

•	Exclusive, Long-term Relationship with Hilton. Our relationship with Hilton connects us with a portfolio of globally recognized, market-leading hospitality brands and a superior exchange network and gives us exclusive access to a large and growing base of loyal customers and a powerful network of commercial services. With a nearly 100-year pedigree in the hospitality industry, Hilton is one of the largest and fastest growing hospitality companies in the world, with over 4,600 properties in 104 countries and territories as of June 30, 2016. Our long-term license agreement with Hilton will give us the exclusive right to market, sell and rent VOI inventory and manage resorts under the Hilton Grand Vacations brand. In 2015, 93% of Club points redeemed were used within the Hilton system by members to stay at the home resort where their VOI is deeded, exchange within our Club or convert their Club points to HHonors points for hotel stays. We believe this loyalty to the Hilton system demonstrates high member satisfaction, attracts new Club members and rental guests, and lowers our customer acquisition costs. Furthermore, our products should command a higher price point given the strength of Hilton’s brand portfolio and reputation for exceptional service and quality. We believe our relationship with Hilton and access to its formidable platform are significant competitive advantages that position us for strong future growth.

•	Experienced and Execution-focused Management Team. Our experienced management team is headed by Mark D. Wang, our President and Chief Executive Officer, who has led Hilton’s global timeshare operations since 2008, including our successful transition to a capital-efficient business model. Mr. Wang has 35 years of experience in the timeshare industry, and our executive officers have an average of years in the timeshare and hospitality industries. With this experience, our management team has created a lean and nimble organizational structure, which allows us to respond quickly and effectively to opportunities and dynamic market conditions. By fostering a culture with a strong focus on execution and operational effectiveness, management empowers our employees to respond to our members’ and guests’ needs and provide each of them with a unique and memorable experience.

Our Business and Growth Strategies

Our goal is to create long-term value by delivering a lifetime of exceptional vacation experiences to our loyal and growing membership base and leveraging our capital-efficient business model to drive strong returns on invested capital, free cash flow and bottom-line growth. The following are key elements of our strategy to accomplish this goal:

•	Grow Vacation Sales. We intend to continue growing contract sales by pursuing a balanced mix of sales to new and existing members. We expect to drive growth by enhancing the value of Club membership and expanding our highly effective sales distribution model within and outside of our existing markets. As part of this strategy, we will continue to pursue opportunities in large urban and resort markets with strong inherent demand such as Washington, D.C. and Maui, Hawaii. Over time, we intend to continue expanding our marketing and sales operations in Japan and explore opportunities for in-market product offerings to those customers. We already have experienced strong growth in Japan, with an increase of 130% in contract sales from 2007 to 2015, and believe we can leverage our success to further expand in Japan and across select Asian markets. We also will pursue growth opportunities by exploring additional development opportunities within the Hilton portfolio and expanding our marketing partnerships.

•	Grow Our Member Base. We have experienced 23 consecutive years of net owner growth. As part of our strategy to grow our member base, we will continue to use our relationship with Hilton to target new, brand-loyal members. The Hilton HHonors loyalty program represents a cost-effective source of member growth. We also will leverage new and existing marketing relationships and continue our successful local marketing programs. Our focus on enhancing Club value also will enable us to acquire new members by expanding the demographics of our member base. Our increased marketing efforts have resulted in member demographics shifting to younger generations, with an increase in Millennial and Generation X first time buyers in the U.S. to nearly half of our first time buyers in 2015, both of which represent a large and attractive future member base. Net owner growth supports strong future sales growth, as a significant portion of our member base buys additional VOI products, which expands our predictable, recurring fee-based resort and Club management business.

•	Continue to Enhance Member Experiences. We are continuously seeking new ways to add value to our Club membership, including expanding our vacation options and destinations, in-market and travel-related discounts, travel exchange partners and providing access to a growing network of new Hilton-branded hotels and resorts. We also intend to expand the technology options available to members, including our new website, mobile application and digital keys, which allow members and guests to skip the front desk and access their room via smartphone. Our employees also are an important part of the vacation experiences of our members and will continue to enhance these experiences by providing our signature high-quality customer service. We believe the dedicated service of our employees, vacation experiences and Club value we offer our members foster loyalty and generate significant repeat business through our most cost-effective marketing channel.

•	Optimize Our Sales Mix of Capital-efficient Inventory. We believe that optimizing our mix of capital-efficient and owned inventory sales will drive premium top line growth, cash flow generation and returns on invested capital. Over time, we will target a 50/50 sales mix of owned and fee-for-service inventory. We also intend to take advantage of our robust deal pipeline fueled by existing and new relationships with third-party developers for a full range of fee-for-service and just-in-time projects. We will maintain a disciplined approach to capital allocation, while strategically pursuing acquisitions and development of owned inventory in key markets.

•	Pursue Opportunistic Business Ventures. Despite recent consolidation, the timeshare industry remains fragmented. We will continue to evaluate market opportunities and consider strategic acquisitions that meet our high product and service standards. This could include corporate and property acquisitions to expand our inventory options and distribution capabilities. We also intend to use our relationship with Hilton and third-party developers as well as our innovative platform and industry experience to create new products and additional efficiencies. For example, we intend to continue collaborating with Hilton on timeshare development opportunities at new and existing hotel properties and explore growth opportunities along the Hilton brand spectrum.

Capital Allocation and Financial Policy

We plan to: pursue a disciplined capital allocation policy; invest capital selectively to source high-quality inventory in key, strategic markets; and finance the development and purchase of new VOI inventory through modest leverage and securitization of our timeshare financing receivables. We expect to target an investment grade credit rating and return capital to stockholders through dividends and stock buybacks over time.

Our History

Our history dates to 1992 with Hilton’s joint venture with Grand Vacations. In 1996, Hilton Grand Vacations became a wholly owned subsidiary of Hilton Parent. During the ensuing years we expanded our operations and established a track record of innovation in our industry. Unlike the broader timeshare industry, which experienced a contraction in 2008 and 2009 as a result of the overall economic recession, we were able to grow contract sales during the industry downturn and have continued to deliver contract sales growth in each period since, driven by our continued focus on marketing and sales activities, our strong development margins, large-market distribution model, synergies with Hilton, commitment to new owner transactions and lean organizational structure. Key events in our history are illustrated in the following timeline:

Summary Risk Factors

There are a number of risks related to our business and the spin-off and related transactions, including:

•	we are subject to the business, financial and operating risks inherent to the timeshare industry, any of which could reduce our revenues and limit opportunities for growth;

•	macroeconomic and other factors beyond our control can adversely affect and reduce demand for our products and services;

•	we do not own the Hilton brands and our business will be materially harmed if we breach our license agreement with Hilton or it is terminated;

•	our business depends on the quality and reputation of the Hilton brands and affiliation with the Hilton HHonors loyalty program;

•	our dependence on development activities exposes us to project cost and completion risks;

•	a decline in developed or acquired VOI inventory or our failure to enter into and maintain fee-for-service agreements may have an adverse effect on our business or results of operations;

•	we operate in a highly competitive industry;

•	we manage a concentration of properties in particular geographic areas, which exposes our business to the effects of regional events and occurrences;

•	if maintenance fees at our resorts are required to be increased, our product could become less attractive and our business could be harmed;

•	the expiration, termination or renegotiation of our management agreements could adversely affect our cash flows, revenues and profits;

•	our indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could divert our cash flow from operations for debt payments;

•	we may be responsible for U.S. federal income tax liabilities that relate to the distribution;

•	we do not have a recent operating history as an independent company and our historical financial information does not predict our future results;

•	we may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off;

•	we may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off; and

•	upon consummation of the spin-off, approximately % of the voting power in HGV Parent will be controlled by investment funds associated with or designated by The Blackstone Group L.P. and its affiliates (“Blackstone”), and their interests may conflict with ours or yours in the future.

These and other risks related to our business and the spin-off are discussed in greater detail under the heading “Risk Factors” in this information statement. You should read and consider all of these risks carefully.

Hilton Grand Vacations Inc. was incorporated in the State of Delaware on May 2, 2016. Our headquarters are located at 6355 MetroWest Boulevard, Suite 180, Orlando, Florida 32835. Our telephone number is (407) 722-3100.

The Spin-Off

Overview

On February 26, 2016, Hilton Parent announced its intention to implement the spin-off of HGV and Park Hotels & Resorts from Hilton, following which HGV Parent and Park Parent will be independent, publicly traded companies.

Before our spin-off from Hilton, we will enter into a Distribution Agreement and several other agreements with Hilton Parent and Park Parent related to the spin-off. These agreements will govern the relationship among us, Hilton and Park Hotels & Resorts after completion of the spin-off and provide for the allocation among us, Hilton and Park Hotels & Resorts of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements also will include arrangements with respect to transitional services to be provided by Hilton to HGV and Park Hotels & Resorts. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off.”

The distribution of HGV Parent common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Hilton has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Hilton Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Hilton or its stockholders or other constituents, that a sale or other alternative is in the best interests of Hilton or its stockholders or other constituents, or that market conditions or other circumstances are such that it is not advisable at that time to separate HGV from Hilton. See “The Spin-Off—Conditions to the Spin-Off.”

Organizational Structure

The simplified diagrams below (which omit certain wholly owned intermediate holding companies) depict the organizational structure of Hilton, Park Hotels & Resorts and Hilton Grand Vacations before and after giving effect to the spin-offs.

Current Hilton Organizational Structure

Organizational Structure Following the Spin-Offs

Financing Transactions

Subject to market conditions, we expect to complete one or more financing transactions on or prior to the completion of the spin-off. As a result of these financing transactions, upon consummation of the spin-off we expect to have total indebtedness of between $400 million and $500 million, excluding between $400 million and $450 million expected to be outstanding under our non-recourse timeshare financing receivables credit facility (the “Timeshare Facility”) and between $250 million and $300 million of our non-recourse notes backed by timeshare financing receivables (the “Securitized Debt”) expected to be outstanding. Included in our expected outstanding Timeshare Facility balance is an intended expansion of the capacity and borrowing of up to an additional $250 million to $300 million, which proceeds will be used to distribute cash to Hilton Parent. After giving effect to the foregoing financing transactions, upon consummation of the spin-off, we expect to have between $1.05 billion and $1.25 billion of total recourse and non-recourse indebtedness outstanding. We have not yet identified the specific sources of funds and there can be no assurances that any such financing transactions will be completed in the timeframe or size indicated or at all. The financing transactions will be described in greater detail in a subsequent amendment to the registration statement of which this information statement forms a part. See “The Spin-Off—Financing Transactions” and “Description of Certain Indebtedness.”

Questions and Answers About the Spin-Off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:	The spin-off is the series of transactions by which HGV will separate from Hilton. To complete the spin-off, Hilton Parent will distribute to its stockholders all of the outstanding shares of HGV Parent common stock. We refer to this as the distribution. Following the spin-off, HGV will be a separate company from Hilton, and Hilton will not retain any ownership interest in HGV.

Q:	What will I receive in the spin-off?

A:	As a holder of Hilton Parent common stock, you will retain your Hilton Parent shares and will receive one share of HGV Parent common stock for every shares of Hilton Parent common stock you own as of the record date. You also will receive one share of common stock of Park Parent for every shares of Hilton Parent common stock you own as of the record date in connection with the spin-off of that company. The number of shares of Hilton Parent common stock you own and your proportionate interest in Hilton Parent will not change as a result of the spin-off. See “The Spin-Off.”

Q:	What is HGV Parent?

A:	HGV Parent is a rapidly growing timeshare company that markets and sells vacation ownership intervals and manages resorts in top destinations. HGV Parent is currently a subsidiary of Hilton Parent whose shares will be distributed to Hilton Parent stockholders when the spin-off is completed. After the spin-off is completed, HGV Parent will be an independent, publicly traded company.

Q:	Why is the separation of HGV Parent structured as a spin-off?

A:

Hilton Parent intends to implement the spin-off of (i) its timeshare business, which we refer to as Hilton’s “Timeshare business,” and (ii) a portfolio of 69 owned and leased hotel and resort properties, with nearly 36,000 rooms, comprising a substantial portion of Hilton’s ownership business, and certain related assets and operations, which we refer to collectively as the “Separated Real Estate business.” Hilton determined, and continues to believe, that a spin-off is the most efficient way to accomplish a separation of the Timeshare business from Hilton for various reasons, including: (i) a spin-off would be a tax-free distribution of HGV Parent common stock to Hilton Parent stockholders; (ii) a spin-off offers a higher degree of certainty of completion in a timely manner, lessening disruption to current business operations; and (iii) a spin-off provides greater assurance that decisions regarding HGV’s capital structure support future financial stability. After consideration of strategic alternatives, Hilton believes that a tax-free spin-off will enhance the long-term value of both Hilton and HGV. See “The Spin-Off—Reasons for the Spin-Off.”

Q:	Can Hilton decide to cancel the distribution of the HGV Parent common stock even if all the conditions have been met?

A:	Yes. The distribution of HGV Parent common stock is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off—Conditions to the Spin-Off.” Hilton has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Hilton Parent determines, in its sole discretion, that the spinoff is not then in the best interests of Hilton or its stockholders or other constituents, that a sale or other alternative is in the best interests of Hilton or its stockholders or other constituents, or that market conditions or other circumstances are such that it is not advisable at that time to separate HGV from Hilton.

Q:	What is being distributed in the spin-off?

A:	Approximately million shares of HGV Parent common stock will be distributed in the spin-off, based on the number of shares of Hilton Parent common stock expected to be outstanding as of , 2016, the record date, and assuming a distribution ratio of one-to- . The actual number of shares of HGV Parent common stock to be distributed will be calculated on the record date. The shares of HGV Parent common stock to be distributed by Hilton Parent will constitute all of the issued and outstanding shares of HGV Parent common stock immediately prior to the distribution. See “Description of Capital Stock—Common Stock.”

Q:	When is the record date for the distribution?

A:	The record date is , 2016.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is , 2016. We expect that it will take the distribution agent, acting on behalf of Hilton Parent, up to two weeks after the distribution date to fully distribute the shares of HGV Parent common stock to Hilton Parent stockholders.

Q:	What do I have to do to participate in the spin-off?

A:	Nothing. You are not required to take any action, although we urge you to read this entire document carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of HGV Parent common stock. You will neither be required to pay anything for the new shares nor be required to surrender any shares of Hilton Parent common stock to participate in the spin-off.

Q:	How will stock options, time-vesting restricted stock units, and performance-vesting restricted stock units and restricted shares held by Hilton Grand Vacation employees be affected as a result of the spin-off?

A:	At the time of the distribution, subject to approval of the board of directors of Hilton Parent, in general, it is expected that all outstanding Hilton Parent equity-based compensation awards, whether vested or unvested, and which are held by any individual who is employed by us as of the separation will convert into awards that will settle in shares of Hilton Grand Vacations common stock following the spin-off, and performance-vesting awards will generally be converted into time-vesting awards based upon a performance level to be determined by the Hilton Parent Compensation Committee prior to the separation. For more information on the treatment of equity-based compensation awards in the spin-off, see “The Spin-Off—Treatment of Outstanding Equity Awards.”

Q:	How will fractional shares be treated in the spin-off?

A:	Fractional shares of HGV Parent common stock will not be distributed. Fractional shares of HGV Parent common stock to which Hilton Parent stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The distribution agent, in its sole discretion, will determine when, how and through which broker-dealers, provided that such broker-dealers are not affiliates of Hilton Parent or HGV Parent, and at what prices to sell these shares. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of HGV Parent common stock. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation. Receipt by a stockholder of proceeds from these sales in lieu of a fractional share generally will result in a taxable gain or loss to those stockholders for U.S. federal income tax purposes. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder’s particular circumstances. We describe the material U.S. federal income tax consequences of the distribution in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Why has Hilton determined to undertake the spin-off?

A:	Hilton Parent’s board of directors has determined that the spin-off is in the best interests of Hilton Parent, its stockholders and other constituents because the spin-off will provide the following key benefits:

•	Direct and Differentiated Access to Capital Resources to Pursue Tailored Growth Strategies. Following the spin-off, HGV will be better positioned to target a 50/50 mix between fee-for-service and owned VOI inventory sales by opportunistically allocating capital toward owned inventory. We believe that optimizing our sales mix will enable us to maximize earnings growth, free cash flow production and returns on invested capital. As a company focused solely on the timeshare business with direct access to capital and independent financial resources, we believe we will be able to execute our business and growth strategies to drive overall value to our stockholders. Similarly, as a company focused on hotel management and franchising, Hilton Parent expects to benefit from alignment with a dedicated investor base, resulting in enhanced and more efficient access to capital to pursue a growth strategy best suited for its core, capital-light fee business.

•	Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities. Hilton’s management and franchising and timeshare businesses exhibit different financial and operating characteristics and appeal to different types of investors with different investment goals and risk profiles. Finding investors who want to invest in the businesses together is more challenging than finding investors for each business individually. After the spin-off, investors should be better able to evaluate the financial performance of each company, as well as its strategy within the context of its particular market, thereby enhancing the likelihood that each company will achieve an appropriate market valuation.

•	Dedicated Management Team with Enhanced Strategic Focus. Following the spin-off, Hilton’s management and franchising and timeshare businesses will no longer compete for the attention and resources of a single management team and will benefit from dedicated management teams focused on designing and implementing tailored strategies to achieve the distinct goals and opportunities of each business. Moreover, free from constraints that arise from being part of a larger hospitality company, HGV’s dedicated management team will be able to respond more quickly and effectively to acquisition and market opportunities as well as execute its business and growth strategies.

•	Improved Management Incentive Tools. We expect to use equity-based and other incentive awards to compensate current and future employees. In multi-business companies such as Hilton, it is difficult to structure incentives that reward employees in a manner directly related to the performance of their respective business units. By granting awards linked to the performance of a pure-play business, the compensation arrangements of each company should provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel.

Q:	What are the U.S. federal income tax consequences of the spin-off?

A:	Hilton Parent has received a ruling (“IRS Ruling”) from the Internal Revenue Service (“IRS”) regarding certain U.S. federal income tax aspects of the spin-off. The spin-off is conditioned on the IRS Ruling remaining in effect as of the distribution date. In addition, the spin-off is conditioned on the receipt of an opinion of Simpson Thacher & Bartlett LLP, Hilton Parent’s tax counsel (“Spin-off Tax Counsel”), confirming tax-free treatment under Section 355 of the Code of the distributions. Although Hilton Parent has no current intention to do so, such conditions are solely for the benefit of Hilton Parent and its stockholders and may be waived by Hilton Parent in its sole discretion. The material U.S. federal income tax consequences of the distribution are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will the HGV Parent common stock be listed on a stock exchange?

A:	Yes. Although there is not currently a public market for HGV Parent common stock, before completion of the spin-off, HGV Parent will apply to list its common stock on the NYSE under the symbol “HGV.” It is anticipated that trading of HGV Parent common stock will commence on a “when-issued” basis at least two trading days prior to the record date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any “when-issued” trading with respect to HGV Parent common stock will end, and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market.”

Q:	Will my shares of Hilton Parent common stock continue to trade?

A:	Yes. Hilton Parent common stock will continue to be listed and trade on the NYSE under the symbol “HLT.”

Q:	If I sell, on or before the distribution date, shares of Hilton Parent common stock that I held on the record date, am I still entitled to receive shares of HGV Parent common stock distributable with respect to the shares of Hilton Parent common stock I sold?

A:

Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Hilton Parent common stock will begin to trade in two markets on the New York Stock Exchange: a “regular-way” market and an “ex-distribution” market. If you hold shares of Hilton Parent common stock as of the record date for the distribution and choose to sell those shares in the “regular-way” market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the shares of HGV Parent common stock in connection with the spin-off. However, if you hold shares of Hilton Parent common stock as of the record date for the distribution and choose to sell those shares in the “ex-distribution” market after the record date for the distribution and on or before the distribution date, you will still receive the shares of HGV Parent common stock in the spin-off.

Q:	Will the spin-off affect the trading price of my Hilton Parent stock?

A:	Yes. The trading price of shares of Hilton Parent common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the Timeshare business and Separated Real Estate business. However, we cannot predict the price at which the Hilton Parent shares will trade following the spin-off.

Q:	What financing transactions will be undertaken in connection with the spin-off?

A:	Subject to market conditions, we expect to complete one or more financing transactions on or prior to the completion of the spin-off. As a result of these financing transactions, upon consummation of the spin-off we expect to have total indebtedness of between $400 million and $500 million, excluding between $400 million and $450 million expected to be outstanding under the non-recourse Timeshare Facility and between $250 million and $300 million of non-recourse Securitized Debt expected to be outstanding. Included in our expected outstanding Timeshare Facility balance is an intended expansion of the capacity and borrowing of up to an additional $250 million to $300 million, which proceeds will be used to distribute cash to Hilton Parent. After giving effect to the foregoing financing transactions, upon consummation of the spin-off, we expect to have between $1.05 billion and $1.25 billion of total recourse and non-recourse indebtedness outstanding. We have not yet identified the specific sources of funds and there can be no assurances that any such financing transactions will be completed in the timeframe or size indicated or at all. The financing transactions will be described in greater detail in a subsequent amendment to the registration statement of which this information statement forms a part. See “The Spin-Off—Financing Transactions” and “Description of Certain Indebtedness.”

Q:	What is the estimated cash amount that Hilton Grand Vacations will contribute to Hilton Parent?

A:	Hilton Grand Vacations will contribute approximately $ million to $ million in cash to Hilton Parent from proceeds of financing transactions expected to be completed on or prior to completion of the spin-off.

Q:	Who will comprise the senior management team and board of directors of HGV Parent after the spin-off?

A:	The executive officers following the spin-off will include Mark D. Wang, President and Chief Executive Officer, who will also serve as a director; James E. Mikolaichik, Chief Financial Officer; Michael D. Brown, Chief Operating Officer; David C. Hayes, Chief Marketing Officer; Charles R. Corbin, Jr., General Counsel; and Stan R. Soroka, Chief Customer Officer. We are in the process of identifying additional individuals who will serve as members of our board of directors or as our executive officers following the spin-off. See “Management” for information on our executive officers and board of directors.

Q:	What will the relationship be between Hilton and HGV after the spin-off?

A:

Following the spin-off, HGV Parent will be an independent, publicly traded company, and Hilton Parent will have no continuing stock ownership interest in HGV Parent. HGV Parent will have entered into a Distribution Agreement with Hilton Parent and Park Parent and will enter into several other agreements for the purpose of allocating among Hilton Parent, HGV Parent and Park Parent various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements also will govern HGV’s relationship with Hilton and Park Hotels & Resorts following the spin-off and will provide arrangements for employee matters, tax matters, intellectual property matters, insurance matters and other specified liabilities, rights and obligations attributable to periods before and, in some cases, after the spin-off. These agreements also will include arrangements with respect to transitional services to be provided by Hilton to HGV and Park Hotels & Resorts. The Distribution Agreement will provide, in general, that HGV will indemnify Hilton against any and all liabilities arising out of HGV’s business as constituted in connection with the spin-off and any other liabilities and obligations assumed by HGV, and that Hilton will indemnify HGV against any and all liabilities arising out of the businesses of Hilton as constituted in connection with the spin-off and any other liabilities and obligations assumed by Hilton. In addition, HGV Parent and Hilton will enter into a long-term license agreement with Hilton will give HGV the exclusive right to market, sell and rent VOI inventory and manage resorts under the Hilton Grand Vacations brand.

Q:	What will HGV Parent’s dividend policy be after the spin-off?

A:	Although we expect to return capital to stockholders through dividends or otherwise in the future, we have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Q:	What are the anti-takeover effects of the spin-off?

A:	Some provisions of the amended and restated certificate of incorporation and bylaws of HGV Parent, Delaware law and possibly the agreements governing HGV Parent’s new debt, as each will be in effect immediately following the spin-off, may have the effect of making more difficult an acquisition of control of HGV in a transaction not approved by HGV’s board of directors. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law.” In addition, under the Tax Matters Agreement, HGV Parent will agree, subject to certain terms, conditions and exceptions, not to enter into any transaction for a period of two years following the distribution involving an acquisition (including issuance) of HGV Parent common stock or certain other transactions that could cause the distribution to be taxable to Hilton Parent. The parties also will agree to indemnify each other for any tax resulting from any transaction to the extent a party’s actions caused such tax liability, whether or not the indemnified party consented to such transaction or the indemnifying party was otherwise permitted to enter into such transaction under the Tax Matters Agreement, and for all or a portion of any tax liabilities resulting from the distribution under certain other circumstances. Generally, Hilton Parent will recognize a taxable gain on the distribution if there are (or have been) one or more acquisitions (including issuances) of HGV Parent capital stock representing 50 percent or more of HGV Parent’s stock, measured by vote or value, and the acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of HGV Parent common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. Moreover, under the Stockholders Agreement, HGV Parent will agree to restrict certain issuances and repurchases of its stock to manage the aggregate shift in ownership of HGV Parent’s stock as a result of such acquisitions. As a result, HGV’s obligations may discourage, delay or prevent a change of control of HGV.

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of HGV Parent common stock. These risks are discussed under “Risk Factors.”

Q:	Where can I get more information?

A.	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Wells Fargo Shareowner Services

P.O. Box 64874

St. Paul, MN 55164-0874

Toll Free Number: 800-468-9716

Before completion of the spin-off, if you have any questions relating to the spin-off, you should contact Hilton Parent at:

Hilton Worldwide Holdings Inc.

Investor Relations

Phone: 703-883-5476

Email: ir@hilton.com

www.hiltonworldwide.com

After completion of the spin-off, if you have any questions relating to HGV, you should contact HGV Parent at:

Hilton Grand Vacations Inc.

Investor Relations

Phone: 407-722-3327

Email: rlafleur@hgvc.com

www.hiltongrandvacations.com

Summary of the Spin-Off

Distributing Company	Hilton Worldwide Holdings Inc., a Delaware corporation. After the distribution, Hilton Parent will not own any shares of HGV Parent common stock.

Distributed Company	Hilton Grand Vacations Inc., a Delaware corporation and a wholly owned subsidiary of Hilton Parent. After the spin-off, HGV Parent will be an independent, publicly traded company.

Distributed Securities	All of the outstanding shares of HGV Parent common stock owned by Hilton Parent, which will be 100 percent of the HGV Parent common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is , 2016.

Distribution Date	The distribution date is , 2016.

Internal Reorganization	As part of the spin-off, Hilton will undergo an internal reorganization, which we refer to as the “internal reorganization,” pursuant to which, among other things and subject to limited exceptions:

•	all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Timeshare business will be retained by or transferred to us or our subsidiaries;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Separated Real Estate business will be retained by or transferred to Park Parent or its subsidiaries; and

•	all other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of Hilton will be retained by or transferred to Hilton Parent or its subsidiaries (other than us, Park Parent or our respective subsidiaries).

In particular, following the internal reorganization, Hilton Grand Vacations will own HRC, the legal entity that currently owns and operates the entirety of Hilton Parent’s Timeshare business, which has historically operated as a distinct operating segment. See the financial statements of HRC included in this information statement for additional details on the historical assets, liabilities and obligations of the Timeshare business.

After completion of the spin-off:

•	we will be an independent, publicly traded company (NYSE : HGV), and will own and operate Hilton’s timeshare business;

•	Park Parent will be an independent, self-administered, publicly traded company (NYSE : PK), and will hold a portfolio of Hilton’s real estate assets and certain other assets and operations as described herein; and

•	Hilton will continue to be an independent, publicly traded company (NYSE: HLT) and continue to own and operate its management and franchising business and will continue to hold certain real estate assets not transferred to Park Hotels & Resorts as part of the spin-off.

See “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization.”

Distribution Ratio	Each holder of Hilton Parent common stock will receive one share of HGV Parent common stock for every shares of Hilton Parent common stock held at 5:00 p.m., Eastern time, on , 2016.

Immediately following the spin-off, HGV Parent expects to have approximately record holders of shares of common stock and approximately million shares of common stock outstanding, based on the number of stockholders and outstanding shares of Hilton Parent common stock on , 2016 and the distribution ratio. The figures exclude shares of Hilton Parent common stock held directly or indirectly by Hilton Parent, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any repurchases of shares of Hilton Parent common stock and issuances of shares of Hilton Parent common stock in respect of awards under Hilton Parent equity-based incentive plans between the date the Hilton Parent board of directors declares the dividend for the distribution and the record date for the distribution.

The Distribution	On the distribution date, Hilton Parent will release the shares of HGV Parent common stock to the distribution agent to distribute to Hilton Parent stockholders. The distribution of shares will be made in book-entry form only, which means that no physical share certificates will be issued. It is expected that it will take the distribution agent up to two weeks to issue shares of HGV Parent common stock to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. You will not be required to make any payment, surrender or exchange your shares of Hilton Parent common stock or take any other action to receive your shares of HGV Parent common stock.

Fractional Shares

The distribution agent will not distribute any fractional shares of HGV Parent common stock to Hilton Parent stockholders. Fractional shares of HGV Parent common stock to which Hilton Parent stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of HGV Parent common stock. Receipt of the proceeds from these sales generally will result in a taxable gain or loss to those stockholders for U.S. federal income tax purposes. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder’s particular circumstances. The material U.S. federal income tax consequences of the distribution are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by Hilton Parent of the following conditions:

•	the final approval by the board of directors of Hilton Parent of the spin-off and all related transactions and the determination of the record date, which approval may be given or withheld at its absolute and sole discretion;

•	our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this information statement, or a notice of internet availability thereof, shall have been mailed to the Hilton Parent stockholders;

•	HGV Parent common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

•	Hilton Parent shall have obtained an opinion from Spin-off Tax Counsel, in form and substance satisfactory to Hilton Parent, to the effect that the spin-off should qualify as a tax-free distribution under Section 355 of the Code;

•	the IRS Ruling shall not have been revoked or modified in any material respect;

•	prior to the distribution date, the Hilton Parent board of directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Hilton, with respect to the capital adequacy and solvency of each of Hilton, HGV and Park Hotels & Resorts after giving effect to the spin-off;

•	any material governmental approvals and other consents necessary to consummate the spin-off shall have been received;

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the spin-off;

•	no other events or developments shall have occurred or failed to occur that, in the judgment of the board of directors of Hilton Parent, would result in the distribution having a material adverse effect on Hilton or its stockholders;

•	the internal reorganization shall have been completed, except for such steps as Hilton Parent in its sole discretion shall have determined may be completed after the distribution date;

•	all necessary actions shall have been taken to cause the board of directors of HGV Parent to consist of the individuals identified in this information statement as directors of HGV Parent;

•	all necessary actions shall have been taken to cause the officers of HGV to be the individuals identified as such in this information statement;

•	all necessary actions shall have been taken to adopt the forms of amended and restated certificate of incorporation and bylaws filed by HGV Parent with the SEC as exhibits to the Registration Statement on Form 10, of which this information statement forms a part; and

•	each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the other ancillary agreements shall have been executed by each party.

Completion of the spin-off of Park Hotels & Resorts will be subject to similar conditions as those listed above.

The fulfillment of the foregoing conditions will not create any obligation on the part of Hilton to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. Hilton has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Hilton Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Hilton or its stockholders or other constituents, that a sale or other alternative is in the best interests of Hilton or its stockholders or other constituents or that it is not advisable for HGV to separate from Hilton at that time. For more information, see “The Spin-Off—Conditions to the Spin-Off.”

Trading Market and Symbol

We intend to list HGV Parent common stock on the NYSE under the ticker symbol “HGV.” We anticipate that, at least two trading days prior to the record date, trading of shares of HGV Parent common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of HGV Parent common stock will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in Hilton Parent common stock: (i) a “regular-way” market on which shares of Hilton Parent common stock will trade with an entitlement for the purchaser of Hilton Parent common stock to shares of HGV Parent common stock to be distributed pursuant to the distribution; and (ii) an “ex-distribution” market on which shares of Hilton Parent common stock will trade without an entitlement for the purchaser of Hilton Parent common stock to shares of HGV Parent common stock. For more information, see “Trading Market.”

Tax Consequences of the Spin-Off	Hilton Parent has received the IRS Ruling regarding certain U.S. federal income tax aspects of the spin-off. The spin-off is conditioned upon, among other things, the IRS Ruling remaining in effect as of the distribution date. In addition, the spin-off is conditioned on the receipt of an opinion of Spin-off Tax Counsel confirming the tax-free treatment of the spin-off. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Hilton after the Spin-Off

We will enter into a Distribution Agreement and several other agreements with Hilton Parent and Park Parent related to the spin-off. These agreements will govern the relationship among us, Hilton and Park Hotels & Resorts after completion of the spin-off and provide for the allocation among us, Hilton and Park Hotels & Resorts of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). The Distribution Agreement will provide for the allocation of assets and liabilities among Hilton, HGV and Park Hotels & Resorts and will establish the rights and obligations between and among the parties following the distribution. We intend to enter into one or more Transition Services Agreements with Hilton Parent pursuant to which certain services will be provided on an interim basis following the distribution. We also intend to enter into an Employee Matters Agreement that will set forth the agreements among us, Park Hotels & Resorts and Hilton concerning certain employee, compensation and benefit-related matters. Further, we intend to enter into a Tax Matters Agreement with Hilton Parent and Park Parent regarding the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions on our conduct following the distribution intended to preserve the tax-free status of the spin-off. In addition, our long-term license agreement with Hilton will give us the exclusive right to market, sell and rent VOI inventory and manage resorts under the Hilton Grand Vacations brand. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Related to the Spin-Off.”

Dividend Policy	Although we expect to return capital to stockholders through dividends or otherwise in the future, we have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Financing Transactions	Subject to market conditions, we expect to complete one or more financing transactions on or prior to the completion of the spin-off. As a result of these financing transactions, upon consummation of the spin-off we expect to have total indebtedness of between $400 million and $500 million, excluding between $400 million and $450 million expected to be outstanding under the non-recourse Timeshare Facility and between $250 million and $300 million of non-recourse Securitized Debt expected to be outstanding. Included in our expected outstanding Timeshare Facility balance is an intended expansion of the capacity and borrowing of up to an additional $250 million to $300 million, which proceeds will be used to distribute cash to Hilton Parent. After giving effect to the foregoing financing transactions, upon consummation of the spin-off, we expect to have between $1.05 billion and $1.25 billion of total recourse and non-recourse indebtedness outstanding. We have not yet identified the specific sources of funds and there can be no assurances that any such financing transactions will be completed in the timeframe or size indicated or at all. The financing transactions will be described in greater detail in a subsequent amendment to the registration statement of which this information statement forms a part. See “The Spin-Off—Financing Transactions” and “Description of Certain Indebtedness.”

Transfer Agent	Wells Fargo Bank, N.A.

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with Hilton and our being an independent, publicly traded company. We also are subject to risks relating to the spin-off. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this information statement.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

We derived the summary statement of operations data for the years ended December 31, 2015, 2014 and 2013 and the summary balance sheet data as of December 31, 2015 and 2014 from our audited consolidated financial statements included elsewhere in this information statement. We derived the summary statement of operations data for the six months ended June 30, 2016 and 2015 and the summary balance sheet data as of June 30, 2016 from our unaudited condensed consolidated financial statements included elsewhere in this information statement. We derived the summary balance sheet data as of June 30, 2015 and December 31, 2013 from our unaudited consolidated financial statements that are not included in this information statement. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Our historical results are not necessarily indicative of the results expected for any future period.

The unaudited summary pro forma financial information has been prepared to reflect the spin-off and related transactions described under “Unaudited Pro Forma Consolidated Financial Statements.” The following unaudited summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

This summary financial data is not indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from Hilton. For example, our historical consolidated financial statements include allocations of expenses for certain functions and services provided by Hilton. These costs may not be representative of the future costs we will incur, either positively or negatively, as an independent, public company. Our historical consolidated financial statements also include allocations of debt, and related balances, related to debt entered into by Hilton, which was secured by our assets.

The summary historical financial data below should be read together with the consolidated financial statements and related notes thereto, as well as “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and the other financial information included elsewhere in this information statement.

	Pro Forma
	Six Months Ended June 30, 2016	Year Ended December 31, 2015	Six Months Ended June 30,		Year Ended December 31,
($ in millions)			2016	2015	2015	2014	2013
Summary Statement of Operations Data:
Total revenues	$	$	$761	$721	$1,475	$1,317	$1,224
Total expenses			588	582	1,154	1,004	975
Net income			95	74	174	167	128

	Pro Forma
	June 30, 2016	December 31, 2015	June 30,		December 31,
($ in millions)			2016	2015	2015	2014	2013
Summary Balance Sheet Data:
Cash	$	$	$3	$2	$4	$2	$2
Restricted cash			72	88	75	62	61
Securitized timeshare financing receivables			294	405	350	468	221
Unsecuritized timeshare financing receivables			687	533	626	460	681
Total assets			1,837	1,706	1,724	1,621	1,568
Total non-recourse debt			445	559	502	625	670
Total liabilities(1)			1,821	1,928	1,830	1,994	2,103

(1)	Includes allocated Parent debt of $635 million and $683 million as of June 30, 2016 and 2015, respectively, and $634 million, $719 million and $828 million as of December 31, 2015, 2014 and 2013, respectively.

	Six Months Ended June 30,		Year Ended December 31,
($ in millions)	2016	2015	2015	2014	2013
Other Financial Data:
Contract sales(1)	$554	$526	$1,068	$905	$829
EBITDA(2)	190	157	356	349	289
Adjusted EBITDA(2)	205	169	373	353	306
Real estate sales and financing segment Adjusted EBITDA	171	145	329	305	294
Resort operations and club management segment Adjusted EBITDA	97	79	162	144	104
Segment Adjusted EBITDA margin(3)	37.6%	33.1%	35.5%	36.7%	35.0%
ROIC(4)			41.3%	47.7%	29.5%

(1)	Contract sales represent the total amount of vacation ownership interest products under purchase agreements signed during the period where we have received a down payment of at least 10 percent of the contract price. Contract sales is not a recognized term under generally accepted accounting principles in the United States (“U.S. GAAP”), and should not be considered in isolation or as an alternative to sales of VOIs, net or any other comparable operating measure derived in accordance with U.S. GAAP. For a reconciliation of contract sales to sales of VOIs, net, which we believe is the most closely comparable U.S. GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Real Estate.”
(2)	EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization. We evaluate our operating performance using a metric we refer to as “Adjusted EBITDA” which is defined as EBITDA further adjusted to exclude certain items, including, but not limited to, gains, losses and expenses in connection with: (i) asset dispositions; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment losses; (v) reorganization costs; (vi) share-based compensation expenses; (vii) severance, relocation and other expenses; and (viii) other items. EBITDA and Adjusted EBITDA are not recognized terms under U.S. GAAP and should not be considered as alternatives to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. For further discussion on EBITDA and Adjusted EBITDA see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics and Terms Used by Management—EBITDA and Adjusted EBITDA.” For a reconciliation of EBITDA and Adjusted EBITDA to net income, which we believe is the most closely comparable U.S. GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Segment Results.”

(3)	Segment Adjusted EBITDA margin is defined as total segment Adjusted EBITDA as a percentage of total segment revenues. Segment Adjusted EBITDA margin is not a recognized term under U.S. GAAP and should not be considered as an alternative measure of financial performance derived in accordance with U.S. GAAP. The following table provides the calculation of segment Adjusted EBITDA margin:

	Six Months Ended June 30,		Year Ended December 31,
($ in millions)	2016	2015	2015	2014	2013
Real estate sales and financing revenues	$542	$527	$1,078	$942	$898
Resort operations and club management revenues	170	150	307	283	239

Total segment revenues	$712	$677	$1,385	$1,225	$1,137

Real estate sales and financing segment Adjusted EBITDA	$171	$145	$329	$305	$294
Resort operations and club management segment Adjusted EBITDA	97	79	162	144	104

Total segment Adjusted EBITDA	$268	$224	$491	$449	$398

Segment Adjusted EBITDA margin	37.6%	33.1%	35.5%	36.7%	35.0%

(4)	We define return on invested capital (“ROIC”) as Adjusted EBITDA less non-recourse debt interest expense and depreciation and amortization (“Adjusted EBIT”), divided by average invested capital. Invested capital includes allocated Parent debt, deferred revenues, deferred income tax liabilities and total Parent deficit. ROIC and Adjusted EBIT are not recognized terms under U.S. GAAP and should not be considered as alternatives to other measures of financial performance or liquidity derived in accordance with U.S. GAAP. ROIC should not be considered as a measure of our stockholders’ return on investment. In addition, our definition of ROIC may not be comparable to similarly titled measures of other companies. We believe ROIC is a meaningful performance metric for investors and analysts because it measures how effectively we use capital to generate profits. The following table provides the calculation of ROIC:

	As of and for the Year Ended December 31,
($ in millions)	2015	2014	2013
Adjusted EBITDA	$373	$353	$306
Less:
Non-recourse debt interest expense	13	15	7
Depreciation and amortization	22	18	16

Adjusted EBIT	$338	$320	$283

Allocated Parent debt	$634	$719	$828
Deferred revenues	103	100	112
Deferred income tax liabilities	287	272	218
Total Parent deficit	(106)	(373)	(535)

Invested capital	$918	$718	$623

Average invested capital(a)	$818	$671	$960

ROIC	41.3%	47.7%	29.5%

(a)	Represents the average of the invested capital as of the year end presented and the invested capital as of the end of the immediate preceding year.

RISK FACTORS

Owning our common stock involves a high degree of risk. You should consider carefully the following risk factors and all other information contained in this information statement. If any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, occur, our business, liquidity, financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of our common stock could decline significantly, and you could lose all or a part of the value of your ownership in our common stock. Some statements in this information statement, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section in this information statement entitled “Forward-Looking Statements.”

Risks Related to Our Business and Industry

We are subject to the business, financial and operating risks inherent to the timeshare industry, any of which could reduce our revenues and limit opportunities for growth.

Our business is subject to a number of business, financial and operating risks inherent to the timeshare industry, including:

•	significant competition from other timeshare businesses and hospitality providers in the markets in which we operate;

•	market and/or consumer perception of timeshare companies and the industry in general;

•	changes in operating costs, including energy, food, employee compensation and benefits and insurance;

•	increases in costs due to inflation or otherwise, including increases in our operating costs, that may not be fully offset by price and fee increases in our business;

•	changes in taxes and governmental regulations that influence or set wages, prices, interest rates or construction and maintenance procedures and costs;

•	the costs and administrative burdens associated with complying with applicable laws and regulations;

•	significant increases in cost for health care coverage for employees and potential government regulation with respect to health care coverage;

•	shortages of labor or labor disruptions;

•	increases in the use of third-party and competitor internet services to book hotel reservations, secure short-term lodging accommodations and market vacation rental properties;

•	the availability and cost of capital necessary for us and third-party developers with whom we do business to fund investments, capital expenditures and service debt obligations;

•	our ability to securitize the receivables that we originate in connection with VOI sales;

•	delays in or cancellations of planned or future development or refurbishment projects;

•	the financial condition of third-party developers with whom we do business;

•	relationships with third-party developers, our Club members and HOAs;

•	changes in desirability of geographic regions of our resorts and affiliated resorts, geographic concentration of our operations and shortages of desirable locations for development;

•	changes in the supply and demand for our products and services;

•	private resales of VOIs and the sale of VOIs in the secondary market; and

•	unlawful or deceptive third-party VOI resale or vacation package sales schemes.

Any of these factors could increase our costs or limit or reduce the prices we are able to charge for our products and services or otherwise affect our ability to maintain existing properties, develop new properties or source VOI supply from third parties. As a result, any of these factors can reduce our revenues and limit opportunities for growth.

Macroeconomic and other factors beyond our control can adversely affect and reduce demand for our products and services.

Macroeconomic and other factors beyond our control can reduce demand for our products and services, including demand for timeshare properties. These factors include, but are not limited to:

•	changes in general economic conditions, including low consumer confidence, unemployment levels and depressed real estate prices resulting from the severity and duration of any downturn in the U.S. or global economy;

•	war, political conditions or civil unrest, violence or terrorist activities or threats and heightened travel security measures instituted in response to these events;

•	the financial and general business condition of the travel industry;

•	statements, actions or interventions by governmental officials related to travel and the resulting negative public perception of such travel;

•	conditions that negatively shape public perception of travel, including travel-related accidents and outbreaks of pandemic or contagious diseases, such as Ebola, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine flu) and the Zika virus;

•	cyber-attacks;

•	climate change or availability of natural resources;

•	natural or manmade disasters, such as earthquakes, windstorms, tornadoes, hurricanes, typhoons, tsunamis, volcanic eruptions, floods, drought, fires, oil spills and nuclear incidents;

•	changes in the desirability of particular locations or travel patterns of customers; and

•	organized labor activities, which could cause a diversion of business from resorts involved in labor negotiations and loss of business generally for the resorts we manage as a result of certain labor tactics.

Any one or more of these factors can adversely affect, and from time to time have adversely affected, individual resorts, particular regions and our business, financial condition and results of operations.

Contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability as well as limit or slow our future growth.

Consumer demand for products and services provided by the timeshare industry is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for products and services provided by the timeshare industry can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. Declines in demand for our products and services due to general economic conditions could negatively affect our business by decreasing the revenues we are able to generate from our VOI sales, financing activities and Club and resort operations. In addition, many of the expenses associated with our business, including personnel costs, interest, rent, property taxes, insurance and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our products and services decreases, our business operations and financial performance may be adversely affected.

We do not own the Hilton brands and our business will be materially harmed if we breach our license agreement with Hilton or it is terminated.

In connection with the spin-off, Hilton will retain ownership of the Hilton-branded trademarks, tradenames and certain related intellectual property used in the operation of our business. We will enter into a license agreement with Hilton granting us the right to use the Hilton-branded trademarks, trade names and related intellectual property in our business for the term of the agreement. If we breach our obligations under the license agreement, Hilton may be entitled to terminate the license agreement or terminate our rights to use the Hilton brands and other Hilton intellectual property at properties that do not meet applicable standards and policies, or to exercise other remedies, any of which could have a material adverse effect on the results of our operations.

The termination of the license agreement or exercise of other remedies would materially harm our business and results of operations and impair our ability to market and sell our products and maintain our competitive position. For example, if we are not able to rely on the strength of the Hilton brands to attract prospective members and guests in the marketplace, our revenue and profits would decline and our marketing and sales expenses would increase. If we are not able to use Hilton’s marketing databases and direct booking channels to reach potential members and guests, including www.hilton.com as a channel through which to rent available inventory, our member growth would be adversely affected and our revenue would materially decline, and it is uncertain whether we would be able to replace the revenue associated with those channels.

Even if the license agreement remains in effect, the termination of our rights to use the licensed marks (as described below) at properties that fail to meet applicable standards and policies, or any deterioration of quality or reputation of the Hilton brands (even deterioration not leading to termination of our rights under the license agreement), could also harm our reputation and impair our ability to market and sell our products at the subject properties, which could materially harm our business.

In addition, if license agreement terms relating to the Hilton HHonors loyalty program also terminate, we would not be able to offer Hilton HHonors points to our members and guests. This would adversely affect our ability to sell our products, offer the flexibility associated with our Club membership and sustain our collection performance on our timeshare financing receivables portfolio. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off—License Agreement.”

We will rely on Hilton to consent to our use of its trademarks at new properties we manage in the future.

Under the terms of our license agreement with Hilton, we will be required to obtain Hilton’s consent to use its trademarks in circumstances specified in the agreement. Hilton may reject a proposed project in certain circumstances. Any requirements to obtain Hilton’s consent to our expansion plans, or the need to identify and secure alternative expansion opportunities because Hilton does not allow us to use its trademarks with proposed new projects, may delay implementation of our expansion plans, cause us to incur additional expense or reduce the financial viability of our projects. Further, if Hilton does not permit us to use its trademarks in connection with our expansion plans, our ability to expand our Hilton-branded timeshare business would cease and our ability to remain competitive may be materially adversely affected.

Our business depends on the quality and reputation of the Hilton brands and affiliation with the Hilton HHonors loyalty program.

Currently, all of our products and services are offered under the Hilton brand names and affiliated with Hilton’s HHonors loyalty program, and we intend to continue to develop and offer products and services under the Hilton brands and affiliated with the Hilton HHonors loyalty program in the future. The concentration of our products and services under these brands and program may expose us to risks of brand or program deterioration, or reputational decline, that are greater than if our portfolio were more diverse. Furthermore, as we are not the owner of the Hilton brands or the Hilton HHonors loyalty program, changes to these brands and program or our access to them, including our ability to buy points to offer to our members and potential members, could negatively affect our business. Any failure by Hilton to protect the trademarks, tradenames and intellectual property that we license from it could reduce the value of the Hilton brands and also harm our business. If these brands or program deteriorate or materially change in an adverse manner, or the reputation of these brands or program declines, our market share, reputation, business, financial condition or results of operations could be materially adversely affected.

Our dependence on development activities exposes us to project cost and completion risks.

We secure VOI inventory in part by developing new timeshare properties and new phases of existing timeshare properties. Our ongoing involvement in the development of inventory presents a number of risks, including:

•	future weakness in the capital markets limiting our ability to raise capital for completion of projects or for development of future properties;

•	construction costs, to the extent they escalate faster than the pace at which we can increase the price of VOIs, adversely affecting our margins;

•	construction delays, zoning and other local, state or federal governmental approvals, cost overruns, lender financial defaults, or natural or man-made disasters, such as earthquakes, tsunamis, hurricanes, floods, fires, volcanic eruptions and oil spills, increasing overall project costs, affecting timing of project completion or resulting in project cancellations;

•	any liability or alleged liability or resultant delays associated with latent defects in design or construction of projects we have developed or that we construct in the future adversely affecting our business, financial condition and reputation;

•	failure by third-party contractors to perform for any reason, exposing us to operational, reputational and financial harm; and

•	the existence of any title defects in properties we acquire.

We also source inventory from third-party developers that are exposed to such risks, and the occurrence of any of these risks could have a material adverse effect on our access to the inventory sourced from these developers.

A decline in developed or acquired VOI inventory or our failure to enter into and maintain fee-for-service agreements may have an adverse effect on our business or results of operations.

In addition to VOI supply that we develop or acquire, we source VOIs through fee-for-service agreements with third-party developers. If we fail to develop timeshare properties, acquire inventory or are unsuccessful in entering into new agreements with third-party developers, we may experience a decline in VOI supply, which could result in a decrease in our revenues. 78 percent of our contract sales were from capital-efficient sources for the year ended December 31, 2015. As part of our strategy to optimize our sales mix of capital-efficient inventory, we will continue to acquire inventory and enter into additional fee-for-service agreements to source inventory. These arrangements may expose us to additional risk as we will not control development activities or timing of development completion. If third parties with whom we enter into agreements are not able to fulfill their obligations to us, the inventory we expect to acquire or market and sell on their behalf may not be available on time or at all, or may not otherwise be within agreed-upon specifications. If our counterparties do not perform as expected and we do not have access to the expected inventory or obtain access to inventory from alternative sources on a timely basis, our ability to achieve sales goals may be adversely affected.

In addition, a decline in VOI supply could result in a decrease of financing revenues that are generated by VOI purchases and fee and rental revenues that are generated by our resort and club management services.

We operate in a highly competitive industry.

The timeshare industry is highly competitive. The Hilton brands we use compete with the timeshare brands affiliated with major hotel chains in national and international venues, as well as more generally with other vacation options such as cruises and the vacation rental options (e.g., hotels, resorts and condominium rentals) generally offered by the lodging and travel industry.

We also compete with other timeshare developers for sales of VOIs based principally on location, quality of accommodations, price, service levels and amenities, financing terms, quality of service, terms of property use, reservation systems, flexibility for VOI owners to exchange into time at other timeshare properties or other travel rewards, including access to hotel loyalty programs, as well as brand name recognition and reputation. A number of our competitors are significantly larger with potentially greater access to capital resources and broader marketing, sales and distribution capabilities than we have. We also compete with numerous other smaller owners and operators of timeshare resorts, as well as home and apartment sharing services that market available privately owned residential properties that can be rented on a nightly, weekly or monthly basis. In addition, we compete with national and independent timeshare resale companies and members reselling existing VOIs, which could reduce demand or prices for sales of new VOIs. We also compete with other timeshare management companies in the management of resorts on behalf of owners on the basis of quality, cost, types of services offered and relationship. There is also significant competition for talent at all levels within the industry, in particular for sales and management.

We also compete for property acquisitions and partnerships with entities that have similar investment objectives as we do. This competition could limit the number of, or negatively affect the cost of, suitable investment opportunities available to us.

Recent and potential future consolidation in the highly fragmented timeshare industry may increase competition. For example, Interval Leisure Group, Inc., which operates the Interval International exchange program, acquired Hyatt Residence Club in October 2014 and in May 2016 acquired the timeshare operations of Starwood Hotels & Resorts Worldwide, Inc. (which includes the Westin and Sheraton brands), to be known as Vistana Signature Experiences, Inc. Diamond Resorts International, Inc. completed the acquisition of the timeshare business of Gold Key Resorts in October 2015, completed the acquisition of the timeshare business of Intrawest Resort Club Group in January 2016 and recently announced it was initiating a process to explore a wide range of strategic alternatives. Consolidation may create competitors that enjoy significant advantages resulting from, among other things, a lower cost of, and greater access to, capital and enhanced operating efficiencies.

Our ability to remain competitive and to attract and retain members depends on our success in distinguishing the quality and value of our products and services from those offered by others. If we cannot compete successfully in these areas or if our marketing and sales efforts are not successful and we are unable to convert customers to a sufficient number of sales, this could negatively affect our operating margins and our ability to recover the expense of our marketing programs and grow our business, diminish our market share and reduce our earnings.

The sale of VOIs in the secondary market by existing members could cause our sales revenues and profits to decline.

Existing members have offered, and are expected to continue to offer, their VOIs for sale on the secondary market. The prices at which these intervals are sold are typically less than the prices at which we would sell the intervals. As a result, these sales create additional pricing pressure on our sale of VOIs, which could cause our sales revenues and profits to decline. In addition, if the secondary market for VOIs becomes more organized or financing for such resales becomes more available, our ability to sell VOIs could be adversely affected and/or the resulting availability of VOIs (particularly where the VOIs are available for sale at lower prices than the prices at which we would sell them) could adversely affect our sales revenues. Further, unlawful or deceptive third-party VOI resale or vacation package sales schemes could damage the reputation of the industry, our reputation and brand value or affect our ability to collect management fees, which may adversely affect our sales revenues and results of operations.

Development of a viable secondary market may also cause the volume of VOI inventory that we are able to repurchase to decline, which could adversely affect our development margin, as we utilize this low-cost inventory source to supplement our inventory needs and help manage our cost of vacation ownership products.

Our business is regulated under a wide variety of laws, regulations and policies, and failure to comply with these regulations could adversely affect our business.

Our business is subject to extensive regulation, and any failure to comply with applicable laws and regulations could have a material adverse effect on our business. Our real estate development activities, for example, are subject to laws and regulations typically applicable to real estate development, subdivision and construction activities, such as laws relating to zoning, entitlement, permitting, land use restrictions, environmental regulation, title transfers, title insurance, taxation and eminent domain. Laws in some jurisdictions also impose liability on property developers for construction defects discovered or repairs made by future owners of property developed by the developer. In addition, the sales of VOIs must be registered with governmental authorities in most jurisdictions in which we do business. The preparation of VOI registrations requires time and cost, and in many jurisdictions the exact date of registration approval cannot be accurately predicted. Various laws also govern our lending activities and our resort management activities, including the laws described in “Business—Government Regulation.”

A number of laws govern our marketing and sales activities, such as timeshare and land sales acts, fair housing statutes, anti-fraud laws, sweepstakes laws, real estate licensing laws, telemarketing laws, home solicitation sales laws, tour operator laws, seller of travel laws, securities laws, consumer privacy laws and consumer protection laws. In addition, laws in many jurisdictions in which we sell VOIs grant the purchaser of a VOI the right to cancel a purchase contract during a specified rescission period.

In recent years, telemarketing legislation has significantly increased the costs associated with telemarketing. We have implemented procedures that we believe will help reduce the possibility of violating such laws, but such procedures may not be effective in ensuring regulatory compliance. In March 2016, we reached a settlement with the New York Attorney General relating to charges that we made unsolicited telemarketing calls to New York residents who had signed up for the National Do Not Call Registry. We agreed to pay a settlement in the amount of $250,500 and may continue to place some calls to consumers with whom Hilton already does business, subject to the conditions of the settlement. However, because our relationship with Hilton will be changing, it may be more difficult for us to utilize customer information we obtain from Hilton in the future for marketing purposes.

Under the Americans with Disabilities Act of 1990 and the Accessibility Guidelines promulgated thereunder, which we refer to collectively as the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with ADA’s requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. Our properties also are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Furthermore, various laws govern our resort management activities, including laws and regulations regarding community association management, public lodging, food and beverage services, liquor licensing, labor, employment, health care, health and safety, accessibility, discrimination, immigration, gaming and the environment (including climate change).

Our lending activities are also subject to a number of laws and regulations, including laws and regulations related to consumer loans, retail installment contracts, mortgage lending, fair debt collection and credit reporting practices, consumer collection practices, contacting debtors by telephone, mortgage disclosure, lender licenses and money laundering.

We may not be successful in maintaining compliance with all laws, regulations and policies to which we are currently subject, and such compliance could be expensive and time consuming. We do not know whether existing requirements will change or whether compliance with future requirements would require significant unanticipated expenditures that would affect our cash flow and results of operations. Failure to comply with current or future applicable laws, regulations and policies could have a material adverse effect on our business. For example, if we do not comply with applicable laws, regulations and policies, governmental authorities in the jurisdictions where the violations occurred may revoke or refuse to renew licenses or registrations we must have to operate our business. Failure to comply with applicable laws, regulations and policies could also render sales contracts for our products void or voidable, subject us to fines or other sanctions and increase our exposure to litigation.

We may experience financial and operational risks in connection with acquisitions and other opportunistic business ventures.

We will consider strategic acquisitions to expand our inventory options and distribution capabilities; however, we may be unable to identify attractive acquisition candidates or complete transactions on favorable terms. Future acquisitions could result in potentially dilutive issuances of equity securities and/or the assumption of contingent liabilities. These acquisitions may also be structured in such a way that we will be assuming unknown or undisclosed liabilities or obligations. Moreover, we may be unable to efficiently integrate acquisitions, management attention and other resources may be diverted away from other potentially more profitable areas of our business and in some cases these acquisitions may turn out to be less compatible with our growth strategy than originally anticipated. The occurrence of any of these events could adversely affect our business, financial condition and results of operations.

As part of our business strategy, we also intend to continue collaborating with Hilton on timeshare development opportunities at new and existing hotel properties and explore growth opportunities along the Hilton brand spectrum, as well as expand our marketing partnerships and travel exchange partners. However, we may be unable to successfully enter into these arrangements on favorable terms or launch related products and services, or such products and services may not gain acceptance among our members or be profitable. The failure to develop and execute any such initiatives on a cost-effective basis could have an adverse effect on our business, financial condition and results of operations.

In addition, our ability to engage in acquisitions may be limited by restrictions on our ability to raise additional equity capital. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off—Tax Matters Agreement,” and “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off—Stockholder Agreement.”

Disagreements with VOI owners, HOAs and other third parties may result in litigation and/or loss of management contracts.

The nature of our responsibilities in managing timeshare properties may from time to time give rise to disagreements with VOI owners and HOAs. To develop and maintain positive relations with current and potential owners and HOAs, we seek to resolve any disagreements but may not always be able to do so. Failure to resolve such disagreements may result in litigation. Further, disagreements with HOAs could also result in the loss of management contracts, a significant loss of which could negatively affect our profits or limit our ability to operate our business, and our ongoing ability to generate sales from our existing member base may be adversely affected.

In the normal course of our business, we are involved in various legal proceedings and in the future we could become the subject of claims by current or former members, persons to whom we market our products, third-party developers, guests who use our properties, our employees or contractors, our investors or regulators.

The outcome of these proceedings cannot be predicted. If any such litigation results in a significant adverse judgment, settlement or court order, we could suffer significant losses, our profits could be reduced, our reputation could be harmed and our future ability to operate our business could be constrained.

We manage a concentration of properties in particular geographic areas, which exposes our business to the effects of regional events and occurrences.

A significant number, approximately 80 percent, of the resorts we manage are concentrated in Florida, Hawaii, Nevada, New York and South Carolina and are, therefore, particularly susceptible to adverse economic developments in those areas. These economic developments include regional economic downturns, significant increases in the number of our competitors’ products in these markets and potentially higher labor, real estate, tax or other costs in the geographic markets in which we are concentrated. In addition, the properties we manage are subject to the effects of adverse acts of natural or manmade disasters, including earthquakes, windstorms, tornadoes, hurricanes, typhoons, tsunamis, volcanic eruptions, floods, drought, fires, oil spills and nuclear incidents. Depending on the severity of these disasters, the damage could require closure of all or substantially all of these properties in one or more markets for a period of time while the necessary repairs and renovations, as applicable, are undertaken. In addition, we cannot guarantee that the amount of insurance maintained for these properties from time to time would entirely cover damages caused by any such event.

Fear of exposure to pandemic or contagious diseases, such as Ebola, avian flu, SARs, swine flu and the Zika virus, or natural or manmade disasters, may also deter travelers from scheduling vacations or cause them to cancel vacation plans to the markets in which the properties we manage are concentrated. Actual or threatened war, political conditions or civil unrest, violence or terrorist activities or threats and heightened travel security measures instituted in response to these events, could also interrupt or deter vacation plans to our key markets.

As a result of this geographic concentration of properties, we face a greater risk of a negative effect on our revenues in the event these areas are more severely affected by adverse economic and competitive conditions, extreme weather, manmade disasters or pandemic or contagious diseases.

Our operations outside of the United States make us susceptible to the risks of doing business internationally, which could lower our revenues, increase our costs, reduce our profits or disrupt our business.

We currently offer timeshare properties located in the United States, the United Kingdom and Italy. We also market both our international and U.S. properties in Europe and the Asia Pacific region, primarily in Japan and South Korea. In addition, as part of our business strategy, we intend to continue the expansion of our operations in Japan as well as explore further expansion opportunities in Asia. International operations expose us to a number of additional challenges and risks, including the following:

•	rapid changes in governmental, economic and political policy, political or civil unrest, acts of terrorism or the threat of international boycotts or U.S. anti-boycott legislation;

•	increases in anti-American sentiment and the identification of the Hilton brands as American brands;

•	recessionary trends or economic instability in international markets;

•	changes in foreign currency exchange rates or currency restructurings and hyperinflation or deflation in the countries in which we operate;

•	the effect of disruptions caused by severe weather, natural disasters, outbreak of disease or other events that make travel to a particular region less attractive or more difficult;

•	the presence and acceptance of varying levels of business corruption in international markets and the effect of various anti-corruption and other laws;

•	the imposition of restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate non-U.S. earnings in a tax-efficient manner;

•	the ability to comply with or effect of complying with complex and changing laws, regulations and policies of foreign governments that may affect investments or operations, including foreign ownership restrictions, import and export controls, tariffs, embargoes, increases in taxes paid and other changes in applicable tax laws;

•	uncertainties as to local laws regarding, and enforcement of, contract and intellectual property rights;

•	forced nationalization of resort properties by local, state or national governments; and

•	the difficulties involved in managing an organization doing business in different countries.

These factors may adversely affect the revenues from international markets. While these factors and the effect of these factors are difficult to predict, any one or more of them could lower our revenues, increase our costs, reduce our profits or disrupt our business operations. Moreover, our experience operating internationally is limited to certain markets, which may result in greater inefficiencies in navigating the risks of operating internationally should we expand our international operations into other countries and territories, and could result in greater effects on our business than would be experienced by a company with greater international experience.

Our insurance policies may not cover all potential losses.

We maintain insurance coverage for liability, property, business interruption and other risks with respect to business operations. While we expect to have comprehensive property and liability insurance policies with coverage features and insured limits that we believe are customary, market forces beyond our control may limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. The cost of our insurance may increase and our coverage levels may decrease, which may affect our ability to maintain customary insurance coverage and deductibles at acceptable costs. There is a limit as well as various sub-limits on the amount of insurance proceeds we will receive in excess of applicable deductibles. If an insurable event occurs that affects more than one of our properties, the claims from each affected property may be considered together per policy provisions to determine whether the per occurrence limit, annual aggregate limit or sub-limits, depending on the type of claim, have been reached. If the limits or sub-limits are exceeded, each affected property may only receive a proportional share of the amount of insurance proceeds provided for under the policy. Further, certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, terrorist acts, such as biological or chemical terrorism, political risks, some environmental hazards and/or natural or manmade disasters, may be outside the general coverage limits of our policy, subject to large deductibles, deemed uninsurable or too cost-prohibitive to justify insuring against. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of the affected resort or in some cases may not provide a recovery for any part of a loss. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future marketing, sales or revenue opportunities from the property. Further, we could remain obligated under guarantees or other financial obligations related to the property despite the loss of product inventory, and our members could be required to contribute toward deductibles to help cover losses.

Failure of HOA boards to levy sufficient fees, or the failure of members to pay those fees, could lead to inadequate funds to maintain or improve the properties we manage.

Owners of our VOIs and those we sell on behalf of third-party developers must pay maintenance fees levied by HOA boards, which include reserve amounts for capital replacements and refurbishments. These maintenance fees are used to maintain and refurbish the timeshare properties and to keep the properties in compliance with applicable Hilton standards and policies. If HOA boards do not levy sufficient maintenance fees, including capital reserves required by applicable law, or manage their reserves appropriately, or if members do not pay their maintenance fees, the timeshare properties could fall into disrepair and fail to comply with applicable standards and policies and/or state regulators could impose requirements, obligations and penalties. A decline in the quality or standards of the resorts we manage would negatively affect our ability to attract new members and maintain member satisfaction. In addition, if a resort fails to comply with applicable standards and policies, Hilton could terminate our rights under the license agreement to use its trademarks at the non-compliant resort, which could result in the loss of management fees, and could decrease member satisfaction and impair our ability to market and sell our products at the non-compliant locations.

If maintenance fees at our resorts are required to be increased, our product could become less attractive and our business could be harmed.

The maintenance fees that are levied by HOA boards on VOI owners may increase as the costs to maintain and refurbish the timeshare properties and to keep the properties in compliance with Hilton brand standards increase. Increased maintenance fees could make our products less desirable, which could have a negative effect on VOI sales. Further, if our maintenance fees increase substantially year over year or are not competitive with other VOI providers, we may not be able to attract new members or retain existing members.

If purchasers default on the loans that we provide to finance their VOI purchases, our revenues, cash flows and profits could be reduced.

Providing secured financing to some purchasers of VOIs subjects us to the risk of purchaser default. As of December 31, 2015, our consumer loan portfolio had a balance of approximately $1,082 million and experienced default rates of 2.84 percent, 3.22 percent and 2.99 percent for the years ended December 31, 2015, 2014 and 2013, respectively. If a purchaser defaults under the financing that we provide, we could be forced to write off the loan and reclaim ownership of the VOI. We may be unable to resell the property in a timely manner or at the same price, or at all. Also, if a purchaser of a VOI defaults on the related loan during the early part of the amortization period, we may not have recovered the marketing, selling and general and administrative costs associated with the sale of that VOI. If we are unable to recover any of the principal amount of the loan from a defaulting purchaser, or if the allowances for losses from such defaults are inadequate, our revenues and profits could be reduced.

If default rates increase beyond current projections and result in higher than expected foreclosure activity, our results of operations could be adversely affected. In addition, the transactions in which we have securitized timeshare financing receivables in the capital markets contain certain portfolio performance requirements related to default, delinquency and recovery rates, which, if not met, would result in loss or disruption of cash flow until portfolio performance sufficiently improves to satisfy the requirements. In addition, we may not be able to resell foreclosed intervals in a timely manner or for an attractive price.

If the default rates or other credit metrics underlying our timeshare financing receivables deteriorate, our timeshare financing receivable securitization program could be adversely affected.

Our timeshare financing receivable securitization program could be adversely affected if a particular timeshare financing receivables pool fails to meet certain performance ratios, which could occur if the default rate or other credit metrics of the underlying timeshare financing receivables deteriorate. In addition, if we offer timeshare financings to our customers with terms longer than those generally offered in the industry, we may not be able to securitize those timeshare financing receivables. Our ability to sell securities backed by our timeshare financing receivables depends on the continued ability and willingness of capital market participants to invest in such securities. Asset-backed securities issued in our timeshare financing receivable securitization program could be downgraded by credit agencies in the future. If a downgrade occurs, our ability to complete other securitization transactions on acceptable terms or at all could be jeopardized, and we could be forced to rely on other potentially more expensive and less attractive funding sources, to the extent available. Similarly, if other operators of vacation ownership products were to experience significant financial difficulties, or if the timeshare industry as a whole were to contract, we could experience difficulty in securing funding on acceptable terms. The occurrence of any of the foregoing would decrease our profitability and might require us to adjust our business operations, including by reducing or suspending our provision of financing to purchasers of VOIs. Sales of VOIs may decline if we reduce or suspend the provision of financing to purchasers, which may adversely affect our cash flows, revenues and profits.

A failure to keep pace with developments in technology could impair our operations, competitive position or reputation.

Our business model and competitive conditions in the timeshare industry demand the use of sophisticated technology and systems, including those used for our marketing, sales, reservation, inventory management and property management systems, and technologies we make available to our members and more generally to support our business. We must refine, update and/or replace these technologies and systems with more advanced systems on a regular basis. If we cannot do so as quickly as our competitors or within budgeted costs and time frames, our business could suffer. We also may not achieve the benefits that we anticipate from any new technology or system, and a failure to do so could result in higher than anticipated costs or could harm our operating results.

In addition, the proliferation and global reach of social media continues to expand rapidly and could cause us to suffer reputational harm. The continuing evolution of social media presents new challenges and requires us to keep pace with new developments, technology and trends. Negative posts or comments about us, the properties we manage or the Hilton brands we use on any social networking or user-generated review website, including travel and/or vacation property websites, could affect consumer opinions of us and our products, and we cannot guarantee that we will timely or adequately redress such instances.

Failure to maintain the integrity of internal or customer data could result in faulty business decisions or operational inefficiencies, damage our reputation and/or subject us to costs, fines or lawsuits.

We collect and retain large volumes of customer data, including credit card numbers and other personally identifiable information in various information systems and those of our service providers. We also maintain personally identifiable information of our employees. The integrity and protection of this customer and employee data is critical to us. We could make faulty decisions if that data is inaccurate or incomplete. Customers and employees also have a high expectation that we and our service providers will adequately protect their personal information. The regulatory environment surrounding information, security and privacy is also increasingly demanding, in both the United States and other jurisdictions in which we operate.

Our systems may be unable to satisfy changing regulatory requirements and customer and employee expectations, or may require significant additional investments or time to do so. We depend upon the secure transmission of information over public networks. Our information systems and records, including those we maintain with our service providers, may be subject to security breaches, unauthorized access by hackers, cyber-attacks, which are rapidly evolving and becoming increasingly sophisticated, system failures, viruses, operator error or malfeasance or inadvertent releases of data. For instance, security breaches could result in the dissemination of member and guest credit card information, which could lead to affected members and guests experiencing fraudulent charges. In some cases it may be difficult to anticipate or immediately detect such incidents and the damage caused thereby. A significant theft, loss or fraudulent use of customer, employee or company data maintained by us or by a service provider could adversely affect our reputation and could result in remedial and other expenses, fines or litigation.

A breach in the security of our information systems or those of our service providers could lead to an interruption in the operation of our systems, potentially resulting in operational inefficiencies and a loss of profits.

Changes in privacy law could adversely affect our ability to market our products effectively.

We rely on a variety of direct marketing techniques, including telemarketing, email and social media marketing and postal mailings, and we are subject to various laws and regulations in the United States and internationally that govern marketing and advertising practices. Adoption of new state or federal laws regulating marketing and solicitation, or international data protection laws that govern these activities, or changes to existing laws, such as the Telemarketing Sales Rule, the Telephone Consumer Protection Act and the CAN-SPAM Act of 2003, could adversely affect current or planned marketing activities and cause us to change our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could affect the amount and timing of our VOI sales. We also obtain access to potential members and guests from travel service providers or other companies, including Hilton, and we market to some individuals on these lists directly or through other companies’ marketing materials. If access to these lists were prohibited or otherwise restricted, including access to Hilton HHonors loyalty program member information, our ability to access potential members and guests and introduce them to our products could be significantly impaired. Additionally, because our relationship with Hilton will be changing, it may be more difficult for us to utilize customer information we obtain from Hilton in the future.

The growth of our business and the execution of our business strategies depend on the services of our management team and our employees.

We believe that our future growth depends, in part, on the continued services of our management team and our ability to attract and retain key officers and other highly qualified personnel. Competition for such personnel is intense. There can be no assurance that we will be successful in retaining and attracting management and other highly qualified personnel. The loss of any members of our management team could adversely affect our strategic, member and guest relationships and impede our ability to execute our business strategies.

In addition, insufficient numbers of talented employees at our properties could constrain our ability to maintain our current levels of business, or expand our business. We compete with other companies both within and outside of our industry for talented personnel across a diverse array of operating disciplines. If we cannot recruit, train, develop or retain sufficient numbers of talented employees, we could experience increased employee turnover, decreased member and guest satisfaction, low morale, inefficiency or internal control failures, which could materially reduce our profits.

Third-party reservation channels may negatively affect our bookings for room rental revenues.

Some stays at the properties we manage are booked through third-party internet travel intermediaries, such as expedia.com, orbitz.com and booking.com, as well as lesser-known and/or newly emerging online travel service providers. As the percentage of internet bookings increases, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these internet travel intermediaries are attempting to commoditize lodging by increasing the importance of price and general indicators of quality (such as “three-star property”) at the expense of brand identification. These intermediaries also generally employ aggressive marketing strategies, including expending significant resources for online and television advertising campaigns to drive consumers to their websites. Additionally, consumers can book stays at the properties we manage through other distribution channels, including travel agents, travel membership associations and meeting procurement firms. Over time, consumers may develop loyalties to these third-party reservation systems rather than to our booking channels. Although we expect to derive most of our business from traditional channels and our websites (and those of Hilton Parent), our business and profitability could be adversely affected if customer loyalties change significantly, diverting bookings away from our distribution channels.

Our real estate investments subject us to numerous risks.

We are subject to the risks that generally relate to investments in, and development of, real property. A variety of factors affect income from properties and real estate values, including laws and regulations, insurance, interest rate levels and the availability of financing. Our license agreement, or other agreements, with Hilton may require us to incur unexpected costs required to cause our properties to comply with applicable standards and policies. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decrease, and in recent years our financial results have benefited from low interest rates. Similarly, as financing becomes less available, it becomes more difficult both to acquire and develop real property. Many costs of real estate investments, such as real estate taxes, insurance premiums, maintenance costs and certain operating costs, are generally more fixed than variable and as a result are not reduced even when a property is not fully sold or occupied. If any of these risks were realized, they could have a material adverse effect on our results of operations or financial condition.

U.S. or foreign environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities.

We are subject to certain compliance costs and potential liabilities under various U.S. federal, state and local and foreign environmental, health and safety laws and regulations. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. Our failure to comply with such laws, including any required permits or licenses, could result in substantial fines or possible revocation of our authority to conduct some of our operations. We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly owned real property or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. From time to time, we may be required to remediate such substances or remove, abate or manage asbestos, mold, radon gas, lead or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic or unsafe conditions could adversely affect our operations, the value of any affected real property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. Environmental, health and safety requirements have also become increasingly stringent, and our costs may increase as a result.

The U.S. Congress, some U.S. states and various countries are considering or have undertaken actions to regulate and reduce greenhouse gas emissions. New or revised laws and regulations, or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of the properties we manage or result in significant additional expense and operating restrictions on us. The cost of such legislation, regulation or new interpretations would depend upon the specific requirements enacted and cannot be determined at this time.

Our ability to source VOI inventory and finance VOI sales may be impaired if we or the third-party developers with whom we do business are unable to access capital when necessary.

The availability of funds for new investments, primarily developing, acquiring or repurchasing VOI inventory, depends in part on liquidity factors and capital markets over which we can exert little, if any, control. Instability in the financial markets and any resulting contraction of available liquidity and leverage could constrain the capital markets for investments in timeshare products. In addition, we intend to access the securitization markets to securitize our timeshare financing receivables. Any future deterioration in the financial markets could preclude, delay or increase the cost to us of future securitizations. Such deterioration could also affect our ability to complete the financing transactions we expect to undertake in connection with the spin-off on terms favorable to us, or at all. We also require the issuance of surety bonds in connection with our real estate development and VOI sales activity. The availability, terms and conditions and pricing of our bonding capacity is dependent on, among other things, continued financial strength and stability of the insurance company affiliates providing the bonding capacity, general availability of such capacity and our corporate credit rating. If bonding capacity is unavailable, or alternatively, if the terms and conditions and pricing of such bonding capacity are unacceptable to us, our business could be negatively affected. Instability in the financial markets could also affect the timing and volume of any securitizations we undertake, as well as the financial terms of such securitizations. Any indebtedness we incur, including indebtedness under these facilities, may adversely affect our ability to obtain any additional financing necessary to develop or acquire additional VOI inventory or make other investments in our business, or to repurchase VOIs on the secondary market. Furthermore, volatility in the financial markets, due to tightening of underwriting standards by lenders and credit rating agencies, among other things, could result in less availability of credit and increased costs for what is available, and we may find it difficult, costly or impossible to obtain financing on attractive terms. If the overall cost of borrowing increases, either by increases in the index rates or by increases in lender spreads, the increased costs would likely reduce future cash flow available for distribution, affecting our growth and development plans.

We have and will continue to enter into fee-for-service agreements with third-party developers to source inventory. These agreements enable us to generate fees from the marketing and sales services we provide, Club memberships and from the management of the timeshare properties without requiring us to fund acquisition and construction costs. If these developers are not able to obtain or maintain financing necessary for their operations, we may not be able to enter into these arrangements, which would limit opportunities for growth and reduce our revenues.

Changes to accounting rules or regulations may adversely affect our reported financial condition and results of operations.

New accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. A change in accounting rules or regulations may require retrospective application and affect our reporting of transactions completed before the change is effective, and future changes to accounting rules or regulations may adversely affect our reported financial condition and results of operations. See Note 2: Basis of Presentation and Summary of Significant Accounting Policies in our audited consolidated financial statements included elsewhere in this information statement for a summary of accounting standards issued but not yet adopted.

Changes to estimates or projections used to assess the fair value of our assets, or operating results that are lower than our current estimates at certain locations, may cause us to incur impairment losses that could adversely affect our results of operations.

Our total assets include intangible assets with finite useful lives and long-lived assets, principally property and equipment and VOI inventory. We evaluate our intangible assets with finite useful lives and long-lived assets for impairment when circumstances indicate that the carrying amount may not be recoverable. Our evaluation of impairment requires us to make certain estimates and assumptions including projections of future results. After performing our evaluation for impairment, including an analysis to determine the recoverability of long-lived assets, we will record an impairment loss when the carrying value of the underlying asset, asset group or reporting unit exceeds its fair value. We carry our VOI inventory at the lower of cost or estimated fair value, less costs to sell. If the estimates or assumptions used in our evaluation of impairment or fair value change, we may be required to record impairment losses on certain of these assets. If these impairment losses are significant, our results of operations would be adversely affected.

Changes in U.S. federal, state and local or foreign tax law, interpretations of existing tax law, or adverse determinations by tax authorities, could increase our tax burden or otherwise adversely affect our financial condition or results of operations.

We are subject to taxation at the federal, state and local levels in the United States and various other countries and jurisdictions. Our future effective tax rate could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in the valuation of our deferred tax assets and liabilities, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time, the U.S. federal, state and local and foreign governments make substantive changes to tax rules and their application, which could result in materially higher corporate taxes than would be incurred under existing tax law and could adversely affect our financial condition or results of operations. Changes in the non-income tax rates to which we are subject could also have an adverse effect on the maintenance fees charged to our members, which could result in materially lower sales and higher operating costs.

We are subject to ongoing and periodic tax audits and disputes in U.S. federal and various state, local and foreign jurisdictions. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby adversely affecting our financial condition or results of operations.

The expiration, termination or renegotiation of our management agreements could adversely affect our cash flows, revenues and profits.

We enter into management agreements with the HOAs of the VOI owners for the timeshare resorts developed by us or by third parties with whom we have entered into fee-for-service agreements. Our management agreements generally provide for a cost-plus management fee equal to 10 percent to 15 percent of the costs to operate the applicable resort. We also receive revenues that represent reimbursement for the costs incurred to perform our services, principally related to personnel providing on-site services. The original term of our management agreements is typically governed by state timeshare laws and ranges from three to five years, and many of these agreements renew automatically for one- to three-year periods unless either party provides advance notice of termination before the expiration of the term. Although none of the management agreements relating to our developed or fee-for-service properties have been terminated or lapsed since our inception, any of these agreements may expire at the end of its then-current term (following notice by a party of non-renewal) or be terminated, or the contract terms may be renegotiated in a manner adverse to us. If a management agreement is terminated or not renewed on favorable terms, our cash flows, revenues and profits could be adversely affected.

Failure to comply with laws and regulations applicable to our international operations may increase costs, reduce profits, limit growth or subject us to broader liability.

Our business operations in countries outside the United States are subject to a number of laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act (“FCPA”), as well as trade sanctions administered by the Office of Foreign Assets Control (“OFAC”). The FCPA is intended to prohibit bribery of foreign officials and requires us to keep books and records that accurately and fairly reflect our transactions. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. Although we have policies in place designed to comply with applicable sanctions, rules and regulations, it is possible that the timeshare properties we own or manage in the countries and territories in which we operate may provide services to or receive funds from persons subject to sanctions. In addition, some of our operations may be subject to the laws and regulations of non-U.S. jurisdictions, including the U.K.’s Bribery Act 2010, which contains significant prohibitions on bribery and other corrupt business activities, and other local anti-corruption laws in the countries and territories in which we conduct operations.

If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm and incarceration of employees or restrictions on our operation or ownership of timeshare and other properties, including the termination of ownership and management rights. In addition, in certain circumstances, the actions of parties affiliated with us (including Hilton, third-party developers, and our and their respective employees and agents) may expose us to liability under the FCPA, U.S. sanctions or other laws. These restrictions could increase costs of operations, reduce profits or cause us to forgo development opportunities that would otherwise support growth.

In August 2012, Congress enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”), which expands the scope of U.S. sanctions against Iran and Syria. In particular, Section 219 of the ITRSHRA amended the Exchange Act of 1934, as amended (the “Exchange Act”), to require SEC-reporting companies to disclose in their periodic reports specified dealings or transactions involving Iran or other individuals and entities targeted by certain OFAC sanctions engaged in by the reporting company or any of its affiliates. These companies are required to separately file with the SEC a notice that such activities have been disclosed in the relevant periodic report, and the SEC is required to post this notice of disclosure on its website and send the report to the U.S. President and certain U.S. Congressional committees. The U.S. President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation with respect to certain disclosed activities, to determine whether sanctions should be imposed.

Under ITRSHRA, we will be required to report if we or any of our “affiliates” knowingly engaged in certain specified activities during a period covered by one of our Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q. We may engage in activities that would require disclosure pursuant to Section 219 of ITRSHRA. In addition, because the SEC defines the term “affiliate” broadly, it includes any entity controlled by us as well as any person or entity that controls us or is under common control with us. Because we may be deemed to be a controlled affiliate of Blackstone, affiliates of Blackstone may also be considered our affiliates. Hilton Parent and other affiliates of Blackstone have in the past and may in the future be required to make disclosures pursuant to ITRSHRA, including the activities discussed in the disclosures included on Exhibit 99.2 to the registration statement of which this information statement forms a part, which disclosures are hereby incorporated by reference herein. Disclosure of such activities, even if such activities are permissible under applicable law, and any sanctions imposed on us or our affiliates as a result of these activities could harm our reputation and the Hilton brands we use and have a negative effect on our results of operations.

Risks Related to Our Indebtedness

Our indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could divert our cash flow from operations for debt payments.

As of December 31, 2015, our total indebtedness (including allocated Parent debt) was $1.1 billion, including $506 million of non-recourse debt, and the contractual debt maturities of our long-term debt and non-recourse debt for the years ending December 31, 2016, 2017 and 2018, respectively, were $111 million, $215 million and $48 million. In connection with the spin-off, we expect to incur additional indebtedness. Our substantial debt and other contractual obligations could have important consequences, including:

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, dividends to stockholders and to pursue future business opportunities;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	exposing us to increased interest expense, as our degree of leverage may cause the interest rates of any future indebtedness (whether fixed or floating rate interest) to be higher than they would be otherwise;

•	exposing us to the risk of increased interest rates because certain of our indebtedness is at variable rates of interest;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, could result in an event of default that accelerates our obligation to repay indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, satisfaction of debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

For additional discussion on our indebtedness and allocated Parent debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Allocated Parent Debt and Non-recourse Debt” and Note 10: Allocated Parent Debt and Non-recourse Debt in our audited consolidated financial statements included elsewhere in this information statement.

Certain of our debt agreements will impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

We expect that the debt agreements we enter into in connection with the financing transactions will impose significant operating and financial restrictions on us. These restrictions may limit our ability and/or the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends (including to us) and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to us;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any other future indebtedness we may incur could include more restrictive covenants. We may not be able to maintain compliance with these covenants in the future and, if we fail to do so, we may not be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above, as well as other terms of our other indebtedness and/or the terms of any future indebtedness from time to time, could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our financial condition and results of operations could be adversely affected.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness, to fund planned capital expenditures and to pay dividends to our stockholders will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements may restrict us from effecting any of these alternatives. Finally, our ability to raise additional equity capital may be restricted because the issuance of our stock may cause the spin-off to be a taxable event for Hilton Parent under Section 355(e) of the Code, and under the Tax Matters Agreement, we could be required to indemnify Hilton Parent or Park Parent for that tax and certain covenants may restrict issuances of our stock during the two-year period following the spin-off. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off—Tax Matters Agreement.”

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness, including secured debt, in the future. Although we expect that the agreements that will govern substantially all of our indebtedness will contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions will be subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the preceding three risk factors would increase.

Risks Related to the Spin-Off

We may be responsible for U.S. federal income tax liabilities that relate to the distribution.

Unless waived by Hilton Parent, the completion of the spin-off is conditioned upon the absence of any withdrawal, invalidation or modification of the IRS Ruling in an adverse manner prior to the effective time of the spin-off. Although the IRS Ruling generally will be binding on the IRS, the continued validity of the IRS Ruling will be based upon and subject to the accuracy of factual statements and representations made to the IRS by Hilton Parent. In addition, there is a risk that the IRS could promulgate new administrative guidance prior to the spin-off that could adversely impact the tax-free treatment of the spin-off (even taking into account the receipt of the IRS Ruling). As a result of the IRS’s general ruling policy with respect to transactions under Section 355 of the Code, the IRS Ruling is limited to specified aspects of the spin-off under Section 355 of the Code and will not represent a determination by the IRS that all of the requirements necessary to obtain tax-free treatment to holders of Hilton Parent’s common stock and to Hilton Parent have been satisfied. Moreover, if any statement or representation upon which the IRS Ruling is based is incorrect or untrue in any material respect, or if the facts upon which the IRS Ruling is based are materially different from the facts that prevail at the time of the spin-off, the IRS Ruling could be invalidated.

In addition, the spin-off is conditioned on the receipt of an opinion of Spin-off Tax Counsel to the effect that the distributions of HGV Parent and Park Parent common stock should qualify as tax-free distributions under Section 355 of the Code. An opinion of Spin-off Tax Counsel is not binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. The opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter Spin-off Tax Counsel’s conclusions.

Hilton Parent is not aware of any facts or circumstances that would cause any such factual statements or representations in the IRS Ruling or the opinion of Spin-off Tax Counsel to be incomplete or untrue or cause the facts on which the IRS Ruling and legal opinion are based to be materially different from the facts at the time of the spin-off.

If all or a portion of the spin-off does not qualify as a tax-free transaction for any reason, including because any of the factual statements or representations in the IRS Ruling or the legal opinion are incomplete or untrue, because the facts upon which the IRS Ruling is based are materially different from the facts at the time of the spin-off or because one or more sales of our common stock, Hilton Parent common stock or Park Parent common stock by our respective stockholders, including Blackstone, after the spin-off cause the spin-off not to qualify as a tax-free transaction, Park Parent would recognize a substantial gain attributable to the management and franchising business and/or the Timeshare business for U.S. federal income tax purposes and Hilton Parent may recognize a substantial gain attributable to the Separated Real Estate business and/or Timeshare business for U.S. federal income tax purposes. In such case, under U.S. Treasury regulations, each member of the Hilton consolidated group at the time of the spin-off (including us and our subsidiaries) would be jointly and severally liable for the resulting entire amount of any U.S. federal income tax liability. Additionally, if the distribution of HGV Parent common stock and/or the distribution of Park Parent common stock do not qualify as tax-free under Section 355 of the Code, Hilton Parent stockholders will be treated as having received a taxable dividend to the extent of Hilton Parent’s current and accumulated earnings and profits and then would have a tax-free basis recovery up to the amount of their tax basis in their shares and then would have taxable gain from the sale or exchange of the shares to the extent of any excess.

Even if the spin-off otherwise qualifies as a tax-free transaction for U.S. federal income tax purposes, the distribution will be taxable to Park Parent and/or Hilton Parent (but not to Hilton Parent stockholders) pursuant to Section 355(e) of the Code if there are (or have been) one or more acquisitions (including issuances) of our stock, the stock of Park Parent or the stock of Hilton Parent, representing 50 percent or more, measured by vote or value, of the stock of any such corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any acquisition of our common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. The resulting tax liability would be substantial, and under U.S. Treasury regulations, each member of the Hilton consolidated group at the time of the spin-off (including us and our subsidiaries) would be jointly and severally liable for the resulting U.S. federal income tax liability.

We will agree not to enter into certain transactions that could cause any portion of the spin-off to be taxable to Hilton Parent, including under Section 355(e) of the Code. Pursuant to the Tax Matters Agreement, we also will agree to indemnify Hilton Parent and Park Parent for any tax liabilities resulting from such transactions or other actions we take, and Hilton Parent and Park Parent will agree to indemnify us for any tax liabilities resulting from transactions entered into by Hilton Parent or Park Parent. These obligations may discourage, delay or prevent a change of control of our company. For additional detail, see “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off—Tax Matters Agreement.”

We may be unable to take certain actions after the spin-off because such actions could jeopardize the tax-free status of the spin-off, and such restrictions could be significant.

To preserve the tax-free treatment of the spin-off, for the initial two-year period following the spin-off, we are prohibited, except in limited circumstances, from taking or failing to take certain actions that would prevent the spin-off and related transactions from being tax-free, including: (1) entering into any transaction pursuant to which our stock would be acquired, whether by merger or otherwise; (2) issuing any equity securities or securities that could possibly be converted into our equity securities; or (3) repurchasing our equity securities.

These restrictions may limit our ability to issue equity and to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. In addition, if we take, or fail to take, actions that prevent the spin-off and related transactions from being tax-free, we could be liable for the adverse tax consequences resulting from such actions. For a more detailed description, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The spin-off and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that Hilton Parent did not receive fair consideration or reasonably equivalent value in the spin-off, and that the spin-off left Hilton Parent insolvent or with unreasonably small capital or that Hilton Parent intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to Hilton Parent or providing Hilton Parent with a claim for money damages against us in an amount equal to the difference between the consideration received by Hilton Parent and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws may vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), and such entity would be considered to have unreasonably small capital if it lacked adequate capital to conduct its business in the ordinary course and pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Hilton Parent were solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

We could be required to assume responsibility for obligations allocated to Hilton Parent or Park Parent under the Distribution Agreement.

Under the Distribution Agreement and related ancillary agreements, from and after the spin-off, each of Hilton Parent, HGV Parent and Park Parent will be generally responsible for the debts, liabilities and other obligations related to the business or businesses which they own and operate following the consummation of the spin-off. Although we do not expect to be liable for any obligations that are not allocated to us under the Distribution Agreement, a court could disregard the allocation agreed to among the parties, and require that we assume responsibility for obligations allocated to Hilton Parent or Park Parent (for example, tax and/or environmental liabilities), particularly if Hilton Parent or Park Parent were to refuse or were unable to pay or perform the allocated obligations. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off—Distribution Agreement.”

In addition, losses in respect of certain shared contingent liabilities, which generally are not specifically attributable to any of the Timeshare business, the Separated Real Estate business or the retained business of Hilton, will be apportioned among the parties according to fixed percentages set forth in the Distribution Agreement. Subject to certain limitations and exceptions, Hilton will generally be vested with the exclusive management and control of all matters pertaining to any such shared contingent liabilities, including the prosecution of any claim and the conduct of any defense. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent Related to the Spin-Off—Distribution Agreement.”

We do not have a recent operating history as an independent company and our historical financial information does not predict our future results.

The historical financial information we have included in this information statement has been derived from the consolidated financial statements of Hilton Parent and does not necessarily reflect what our financial position, results of operations and cash flows would have been as a separate, stand-alone entity during the periods presented. Hilton Parent did not account for us, and we were not operated, as a single stand-alone entity for the periods presented. The costs and expenses reflected in our historical financial statements include an allocation for certain corporate functions historically provided by Hilton Parent. These allocations were based on what we and Hilton Parent considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Our pro forma adjustments reflect changes that may occur in our funding and operations as a result of the separation. However, there can be no assurances that these adjustments will reflect our costs as a publicly traded, stand-alone company. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements” and the notes to those statements included elsewhere in this information statement.

We may incur greater costs as an independent company than we did when we were part of Hilton.

As part of Hilton, we can take advantage of its size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. We also rely on Hilton to provide various corporate functions. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by Hilton that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

Our ability to meet our capital needs may be harmed by the loss of financial support from Hilton.

The loss of financial support from Hilton could harm our ability to meet our capital needs. Hilton can currently provide certain capital that may be needed in excess of the amounts generated by our operating activities and historically has provided financing to us at rates that we believe are not representative of the cost of financing that we will incur as a stand-alone company. After the spin-off, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from Hilton. However, given the smaller relative size of our company, as compared to Hilton after the spin-off, we may incur higher debt servicing and other costs relating to new indebtedness than we would have otherwise incurred as a part of Hilton. As a stand-alone company, the cost of our financing also will depend on other factors such as our performance and financial market conditions generally. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs, including servicing our own debt, will not be harmed by the loss of financial support from Hilton.

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

As discussed under “The Spin-Off—Reasons for the Spin-Off,” we and Hilton believe that a tax-free spin-off will enhance our long-term value. However, by separating from Hilton, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Hilton. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution, and failure to achieve and maintain effective internal controls could have a material adverse effect on our business and the price of our common stock.

Our financial results previously were included within the consolidated results of Hilton Parent, and we believe that our financial reporting and internal controls were appropriate for a subsidiary of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2017, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm as to whether we maintained, in all material respects, effective internal controls over financial reporting as of the last day of the year. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired.

If, during periods we are required to assess the effectiveness of our internal controls, we are unable to conclude that we have effective internal controls over financial reporting or our independent public accounting firm is unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls as required by Section 404 of the Sarbanes-Oxley Act, we may be unable to report our financial information on a timely basis, investors may lose confidence in our operating results, the price of our common stock could decline and we may be subject to litigation or regulatory enforcement actions, which would require additional financial and management resources. This could have a material adverse effect on our business and lead to a decline in the price of our common stock.

Following the spin-off, we will be dependent on Hilton Parent to provide certain services pursuant to the Transition Services Agreement.

Currently, we rely on Hilton Parent to provide certain corporate and administrative services such as certain information technology, financial and human resource services. We expect to develop the capability to provide all such services internally at HGV. However, to the extent that we are unable to develop such capabilities prior to the separation, we will rely on Hilton Parent to continue to provide certain services for a period of time pursuant to a Transition Services Agreement that we intend to enter in connection with the spin-off. If Hilton Parent is unable or unwilling to provide such services pursuant to the Transition Services Agreement, or if the agreement is terminated prior to the end of its term, we may be unable to provide such services ourselves or we may have to incur additional expenditures to obtain such services from another provider.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.

We expect that the agreements related to the spin-off, including the Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreement and any other agreements, will be negotiated in the context of our separation from Hilton while we are still part of Hilton. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation are related to, among other things, allocations of assets and liabilities, rights and indemnification and other obligations among Hilton Parent, Park Parent and us. To the extent that certain terms of those agreements provide for rights and obligations that could have been procured from third parties, we may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off.”

The spin-off may not be completed on the terms or timeline currently contemplated, if at all.

We are actively engaged in planning for the spin-off. We expect to incur expenses in connection with the spin-off and any delays in the anticipated completion of the distribution may increase these expenses. Unanticipated developments could delay or negatively affect the distribution, including those related to the filing and effectiveness of appropriate filings with the SEC, the listing of our common stock on a trading market, obtaining the tax opinion regarding the tax-free nature of the spin-off and receiving any required regulatory approvals. In addition, Hilton Parent’s board of directors may, in its absolute and sole discretion, decide at any time prior to the consummation of the spin-off not to proceed with the spin-off. Therefore, we cannot assure that the spin-off will be completed. Until the consummation of the spin-off, Hilton Parent’s board of directors will have the sole and absolute discretion to determine and change the terms of the spin-off, including the establishment of the record date and distribution date.

Risks Related to Ownership of Our Common Stock

Upon consummation of the spin-off, approximately         % of the voting power in HGV Parent will be controlled by Blackstone and its affiliates and their interests may conflict with ours or yours in the future.

Immediately following the spin-off, Blackstone and its affiliates will beneficially own approximately         % of our common stock, although less than a majority of the total voting power. We expect that          members of our initial board of directors will be Blackstone employees. Accordingly, for so long as Blackstone and its affiliates retain significant ownership of us, Blackstone will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as Blackstone and its affiliates continue to own a significant percentage of our stock, Blackstone may be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Blackstone and its affiliates engage in a broad spectrum of activities, including investments in real estate generally and in the hospitality industry in particular. In the ordinary course of their business activities, Blackstone and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. For example, all of the timeshare properties that we manage as of the date of this information statement utilize certain Hilton-branded trademarks and Hilton trade names and related intellectual property. Blackstone and its affiliates own a significant portion of the outstanding stock of Hilton Parent and have significant influence with respect to the management, business plans and policies of Hilton. In addition, Blackstone and its affiliates may pursue ventures that compete directly or indirectly with us. Moreover, affiliates of Blackstone may directly and indirectly own interests in timeshare property developers or others with whom we may engage in the future, may compete with us for investment opportunities and may enter into other transactions with us that could result in their having interests that could conflict with ours. Our amended and restated certificate of incorporation will provide that none of Blackstone, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Blackstone also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may be unavailable to us. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Our board of directors may change significant corporate policies without stockholder approval.

Our financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our stockholders. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and bylaws will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things:

•	although we do not have a stockholder rights plan, and would either submit any such plan to stockholders for ratification or cause such plan to expire within a year, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	these provisions prohibit stockholder action by written consent from and after the date on which Blackstone and its affiliates cease to beneficially own at least 40 percent of the total voting power of all then outstanding shares of our capital stock unless such action is recommended by all directors then in office;

•	these provisions provide that our board of directors is expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80 percent or more of all the outstanding shares of our capital stock entitled to vote; and

•	these provisions establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price and trading volume of our common stock may fluctuate widely.

There is no current trading market for our common stock. Our common stock distributed in the spin-off will be trading publicly for the first time. We expect that a limited trading market for HGV Parent common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of HGV Parent common stock will begin the first trading day after the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell your shares and could lead to our share price being depressed or more volatile.

For many reasons, including the risks identified in this information statement, the market price of our common stock following the spin-off may be more volatile than the market price of Hilton Parent common stock before the spin-off. These factors may result in short-term or long-term negative pressure on the value of our common stock.

We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of comparable companies;

•	actual or anticipated fluctuations in our operating results;

•	our ability to obtain financing as needed;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating performance and stock price of comparable companies;

•	overall market fluctuations;

•	a decline in the real estate markets; and

•	general economic conditions and other external factors.

Future issuances of common stock by us, and the availability for resale of shares held by Blackstone and its affiliates, may cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could substantially decrease the market price of our common stock. Upon consummation of the spin-off, substantially all of the outstanding shares of our common stock will be available for resale in the public market. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition, Blackstone will pledge substantially all of the shares of our common stock held by it pursuant to a margin loan agreement and any foreclosure upon those shares could result in sales of a substantial number of shares of our common stock in the public market, which could substantially decrease the market price of our common stock.

Pursuant to a registration rights agreement that we will enter into in connection with the spin-off as described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” we will grant Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. In addition, none of the shares outstanding upon consummation of the spin-off, including those held by Blackstone and its affiliates, will be “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and will be freely tradable subject to certain restrictions in the case of shares held by persons deemed to be our affiliates. Accordingly, the market price of our stock could decline if Blackstone or its affiliates exercise their registration rights, sell their shares in the open market or otherwise or are perceived by the market as intending to sell them.

Upon consummation of the spin-off, we expect to have an aggregate of          shares of common stock issuable upon vesting or exercise of outstanding options and an aggregate of          shares of common stock available for future issuance under our Omnibus Incentive Plan. We will file a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan. Accordingly, shares registered under such registration statements will be available for sale in the open market.

We have no current plans to pay cash dividends on our common stock, and our indebtedness could limit our ability to pay dividends in the future.

Although we expect to return capital to stockholders through dividends or otherwise in the future, we have no current plans to pay any cash dividends. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends will be limited by the indebtedness we expect to incur in connection with the spin-off and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements including in the sections entitled “Summary,” “Risk Factors,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the benefits resulting from our separation from Hilton, the effects of competition and the effects of future legislation or regulations and other non-historical statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this information statement. We do not have any intention or obligation to update forward-looking statements after we distribute this information statement.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SPIN-OFF

Background

On February 26, 2016, Hilton Parent announced its intention to implement the spin-off of HGV and Park Hotels & Resorts from Hilton, following which HGV Parent and Park Parent will be independent, publicly traded companies. As part of the spin-off, Hilton will effect an internal reorganization to properly align the appropriate businesses within each of HGV, Park Hotels & Resorts and Hilton. We refer to such reorganization as the “internal reorganization.”

To complete the spin-off, Hilton Parent will, following the internal reorganization, distribute to its stockholders all of the outstanding shares of our common stock and the common stock of HGV Parent. The distribution will occur on the distribution date, which is expected to be                     , 2016. Each holder of Hilton Parent common stock will receive one share of our common stock for every              shares of Hilton Parent common stock held at 5:00 p.m., Eastern time, on                     , 2016, the record date. After completion of the spin-off:

•	we will be an independent, publicly traded company (NYSE: HGV), and will own and operate Hilton’s timeshare business;

•	Park Parent will be an independent, self-administered, publicly traded company (NYSE: PK), and will hold a portfolio of Hilton’s real estate assets and certain other assets and operations as described herein; and

•	Hilton will continue to be an independent, publicly traded company (NYSE: HLT) and continue to own and operate its management and franchising business and will continue to hold certain real estate assets not transferred to Park Hotels & Resorts as part of the spin-off.

Each holder of Hilton Parent common stock will continue to hold his, her or its shares in Hilton Parent. No vote of Hilton Parent stockholders is required or is being sought in connection with the spin-off, including the internal reorganization, and Hilton Parent stockholders will not have any appraisal rights in connection with the spin-off.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Hilton has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Hilton Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Hilton or its stockholders or other constituents, that a sale or other alternative is in the best interests of Hilton or its stockholders or other constituents or that it is not advisable for us to separate from Hilton at that time. See “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

Hilton Parent’s board of directors has determined that the spin-off is in the best interests of Hilton Parent and its stockholders because the spin-off will provide the following key benefits:

•	Direct and Differentiated Access to Capital Resources to Pursue Tailored Growth Strategies. Following the spin-off, HGV will be better positioned to target a 50/50 mix between fee-for-service and owned VOI inventory sales by opportunistically allocating capital toward owned inventory. We believe that optimizing our sales mix will enable us to maximize earnings growth, free cash flow production and returns on invested capital. As a company focused solely on the timeshare business with direct access to capital and independent financial resources, we believe we will be able to execute our business and growth strategies to drive overall value to our stockholders. Similarly, as a company focused on hotel management and franchising, Hilton Parent expects to benefit from alignment with a dedicated investor base, resulting in enhanced and more efficient access to capital to pursue a growth strategy best suited for its core, capital-light fee business.

•	Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities. Hilton’s management and franchising and timeshare businesses exhibit different financial and operating characteristics and appeal to different types of investors with different investment goals and risk profiles. Finding investors who want to invest in the businesses together is more challenging than finding investors for each business individually. After the spin-off, investors should be better able to evaluate the financial performance of each company, as well as its strategy within the context of its particular market, thereby enhancing the likelihood that each company will achieve an appropriate market valuation.

•	Dedicated Management Team with Enhanced Strategic Focus. Following the spin-off, Hilton’s management and franchising and timeshare businesses will no longer compete for the attention and resources of a single management team and will benefit from dedicated management teams focused on designing and implementing tailored strategies to achieve the distinct goals and opportunities of each business. Moreover, free from constraints that arise from being part of a larger hospitality company, HGV’s dedicated management team will be able to respond more quickly and effectively to acquisition and market opportunities as well as execute its business and growth strategies.

•	Improved Management Incentive Tools. We expect to use equity-based and other incentive awards to compensate current and future employees. In multi-business companies such as Hilton, it is difficult to structure incentives that reward employees in a manner directly related to the performance of their respective business units. By granting awards linked to the performance of a pure-play business, the compensation arrangements of each company should provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement among us, Hilton Parent and Park Parent.

Internal Reorganization

As part of the spin-off, Hilton will undergo an internal reorganization, which we refer to as the “internal reorganization,” pursuant to which, among other things and subject to limited exceptions: (i) all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Timeshare business will be retained by or transferred to us or our subsidiaries; (ii) all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Separated Real Estate business will be retained by or transferred to Park Parent or its subsidiaries; (iii) all other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of Hilton will be retained by or transferred to Hilton Parent or its subsidiaries (other than us, Park Parent or our respective subsidiaries); and (iv) Park Parent will distribute all of the stock of HGV Parent and Hilton Domestic Operating Company Inc. to Hilton Worldwide Finance LLC, a subsidiary of Hilton Parent, in distributions intended to qualify as tax-free under Section 355 of the Code. In particular, following the internal reorganization, Hilton Grand Vacations will own HRC, the legal entity that currently owns and operates the entirety of Hilton Parent’s Timeshare business, which has historically operated as a distinct operating segment. See the financial statements of HRC included in this information statement for additional details on the historical assets, liabilities and obligations of the Timeshare business.

Distribution of Shares of Our Common Stock

Under the Distribution Agreement, the distribution will be effective as of             , Eastern time, on                     , 2016, the distribution date. As a result of the spin-off, on the distribution date, each holder of Hilton Parent common stock will receive one share of our common stock for every              shares of Hilton Parent common stock that he, she or it owns as of 5:00 p.m. Eastern time, on                     , 2016, the record date. The actual number of shares to be distributed will be determined based on the number of shares of Hilton Parent common stock expected to be outstanding as of the record date and will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of HGV Parent. The actual number of shares of HGV Parent common stock to be distributed will be calculated on the record date. The shares of HGV Parent common stock to be distributed by Hilton Parent will constitute all of the issued and outstanding shares of HGV Parent common stock immediately prior to the distribution.

On the distribution date, Hilton Parent will release the shares of our common stock to our distribution agent to distribute to Hilton Parent stockholders. For most Hilton Parent stockholders, our distribution agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own Hilton Parent common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. It may take the distribution agent up to two weeks to issue shares of our common stock to Hilton Parent stockholders or to their bank or brokerage firm electronically by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in issuance by the distribution agent. As further discussed below, we will not issue fractional shares of our common stock in the distribution.

Hilton Parent stockholders will not be required to make any payment or surrender or exchange their shares of Hilton Parent common stock or take any other action to receive their shares of our common stock. No vote of Hilton Parent stockholders is required or sought in connection with the spin-off, including the internal reorganization, and Hilton Parent stockholders have no appraisal rights in connection with the spin-off.

Transaction Costs

One-time costs related to the spin-offs of Park Hotels & Resorts and Hilton Grand Vacations are expected to be approximately $450 million, consisting of approximately $250 million of estimated transaction costs, including debt issuance costs, legal, accounting and capital markets fees and expenses, certain tax and other costs relating to the internal reorganization, and approximately $200 million for the acceleration of taxes associated with certain cancellation of debt income related to the financing transactions. Pursuant to the Distribution Agreement, these costs and expenses are to be borne by         .

Organizational Structure

The simplified diagrams below (which omit certain wholly owned intermediate holding companies) depict the organizational structure of Hilton, Park Hotels & Resorts and Hilton Grand Vacations before and after giving effect to the spin-offs.

Current Hilton Organizational Structure

Organizational Structure Following the Spin-Offs

Treatment of Outstanding Equity Awards

It is expected that, with respect to Hilton Parent equity-based awards outstanding under the Hilton Worldwide Holdings Inc. Omnibus Incentive Plan (the “Hilton Parent Incentive Plan”) on the distribution date held by current and former employees (the “Hilton Parent Employees”) or non-employee directors of Hilton Parent as of the separation, the number of Hilton Parent shares subject to such awards will be adjusted to reflect the distribution and any reverse stock split of shares of Hilton Parent effected in connection with the separation, but will otherwise remain outstanding and subject to unchanged terms and conditions. Awards held by any individual who is employed by Hilton Grand Vacations as of the separation (each, an “HGV Employee”) will be converted into awards that will settle in shares of HGV Parent common stock and adjusted in a manner intended to preserve the intrinsic value of the award.

Stock Options. It is expected that each outstanding option to purchase shares of Hilton Parent common stock held by a HGV Employee on the distribution date, whether vested or unvested, will be converted into an option to purchase shares of HGV Parent common stock, without any changes to the original terms and conditions of such Hilton Parent stock option, except for appropriate adjustments to the number of shares subject to the option and the exercise price payable per share in order to preserve its intrinsic value immediately following the separation. Hilton Parent stock options held by Hilton Parent Employees will be adjusted with respect to the number of shares subject to each such option and the exercise price payable per share in order to preserve the intrinsic value immediately following the separation.

Time-Vesting Restricted Stock Units. It is expected that outstanding restricted stock units (“RSUs”) that will settle in shares of Hilton Parent common stock held by HGV Employees on the distribution date and that are subject to time-based vesting will be converted into RSUs that will settle in HGV Parent common stock, without any changes to the original terms and conditions of such Hilton Parent RSUs, except for appropriate adjustments to the number of shares subject to such RSUs in order to preserve their value immediately following the separation. As discussed above, it is not expected that any changes will be made with respect to RSUs held by Hilton Parent Employees other than appropriate adjustments to the number of Hilton Parent shares subject to the RSUs in order to preserve the value of the award immediately following the separation.

Performance-Vesting Restricted Stock Units and Restricted Shares. It is expected that the applicable performance period for each of the currently outstanding performance-vesting restricted stock units (“PSUs”) and performance-vesting restricted stock (“Performance Shares”) that will be settled in shares of Hilton Parent common stock that were granted in 2014, which performance period was originally scheduled to end on December 31, 2016, will instead be deemed to end as of a date prior to the record date for the distribution. The Hilton Parent Compensation Committee will determine and certify the extent to which such awards have vested based on actual performance through such earlier date. Such PSUs and Performance Shares will then vest and be settled in shares of Hilton Parent common stock prior to the separation.

It is expected that outstanding PSUs and Performance Shares that will settle in shares of Hilton Parent common stock that were granted in 2015 and 2016 and are held by Hilton Parent Employees and HGV Employees on the distribution date will be converted into time-vesting RSUs or restricted shares that will settle in shares of Hilton Parent or HGV Parent common stock, as applicable, based on a performance level to be determined by the Hilton Parent Compensation Committee prior to the distribution date. The number of shares of Hilton Parent or HGV Parent common stock, as applicable, subject to each award will be adjusted in order to preserve the value of the award immediately following the separation (the “Converted PSUs” or “Converted Performance Shares”). Subject to each such holder’s continued employment through the applicable vesting date, the Converted PSUs and Converted Performance Shares will vest on the date that the performance period applicable to the Converted PSUs or Converted Performance Shares, as applicable, prior to their conversion would have otherwise ended and settle in shares of either Hilton Parent or HGV Parent common stock, as applicable.

Director-Held Time-Vesting Restricted Stock Units. It is expected that outstanding unvested time-vesting RSUs that will settle in shares of Hilton Parent common stock that are held by non-employee directors will vest and be settled as of a date prior to the record date of the distribution, and such non-employee directors will receive shares of HGV Parent and Park Parent common stock in connection with the distribution on the same terms as other holders of Hilton Parent common stock.

Continued Vesting. It is expected that the service-vesting requirements in effect for each equity-based award will remain unchanged in connection with the separation, and HGV Employees will be given credit for service prior to the separation with Hilton Parent and continued service with HGV Parent after the separation.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to Hilton Parent stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock to which Hilton Parent stockholders of record would otherwise be entitled into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate net sale proceeds ratably to Hilton Parent stockholders who would otherwise have been entitled to receive fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date and will be reduced by any amount required to be withheld for tax purposes and any brokerage fees and other expenses incurred in connection with these sales of fractional shares. Receipt of the proceeds from these sales generally will result in a taxable gain or loss to those Hilton Parent stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the material U.S. federal income tax consequences to the holders of shares of Hilton Parent common stock in connection with the spin-off. This summary is based on the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the spin-off will be consummated in accordance with the Distribution Agreement and as described in this information statement.

Except as specifically described below, this summary is limited to holders of shares of Hilton Parent common stock that are U.S. Holders, as defined immediately below. For purposes of this summary, a U.S. Holder is a beneficial owner of Hilton Parent common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) with respect to which a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has a valid election is in place under applicable Treasury regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	persons acting as nominees or otherwise not as beneficial owners;

•	dealers or traders in securities or currencies;

•	broker-dealers

•	traders in securities that elect to use the mark to market method of accounting;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions or insurance companies;

•	persons who acquired shares of Hilton Parent common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Hilton Parent equity;

•	holders owning Hilton Parent common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	regulated investment companies;

•	REITs;

•	former citizens or former long-term residents of the United States;

•	holders who are subject to the alternative minimum tax;

•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes); or

•	persons that own Hilton Parent common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Hilton Parent stockholders who do not hold shares of Hilton Parent common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate or gift tax consequences or tax consequences other than U.S. federal income tax consequences.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Hilton Parent common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of the spin-off.

YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Treatment of the Spin-Off

Hilton has received the IRS Ruling on certain specific issues relevant to the qualification of the spin-off as tax-free under Section 355 of the Code, based on certain facts and representations set forth in its request for the IRS Ruling. The IRS Ruling does not address all of the requirements for tax-free treatment of the spin-off, and Hilton Parent expects to receive an opinion from Spin-off Tax Counsel to the effect that the distributions of HGV Parent and Park Parent common stock should qualify as tax-free distributions under Section 355 of the Code. An opinion from tax counsel is not binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. The opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter the Spin-off Tax Counsel’s conclusions.

Assuming the distributions of our common stock and Park Parent common stock qualifies as tax-free under Section 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Hilton Parent as a result of the spin-off;

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Hilton Parent common stock solely as a result of the receipt of our common stock in the spin-off;

•	the aggregate tax basis of the shares of Hilton Parent common stock, shares of Park Parent common stock and shares of our common stock, including any fractional share deemed received, in the hands of each Hilton Parent stockholder immediately after the spin-off will be the same as the aggregate tax basis of the shares of Hilton Parent common stock held by such holder immediately before the spin-off, allocated between the shares of Hilton Parent common stock, shares of Park Parent common stock and shares of our common stock, including any fractional share deemed received, in proportion to their relative fair market values immediately following the spin-off;

•	the holding period with respect to shares of our common stock received by Hilton Parent stockholders will include the holding period of their shares of Hilton Parent common stock, provided that such shares of Hilton Parent common stock are held as capital assets immediately following the spin-off; and

•	a holder of Hilton Parent common stock who receives cash in lieu of a fractional share of our common stock in the spin-off will recognize capital gain or loss measured by the difference between the tax basis of the fractional share deemed to be received, as determined above, and the amount of cash received.

Hilton Parent stockholders that have acquired different blocks of Hilton Parent common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our common stock, Park Parent common stock and Hilton Parent common stock.

Although a private letter ruling from the IRS is generally binding on the IRS, the IRS Ruling will be based on certain facts and representations and undertakings, from Hilton Parent, Park Parent and us that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied. Furthermore, as a result of the IRS’s general ruling policy with respect to distributions under Section 355 of the Code, the IRS will only rule on significant issues relevant to the tax-free treatment of such a distribution. Accordingly, the spin-off is conditioned upon the receipt by Hilton Parent of an opinion from Spin-off Tax Counsel, in which such Spin-off Tax Counsel is expected to conclude that the distributions of HGV Parent and Park Parent common stock should qualify as tax-free under Section 355 of the Code.

The opinion will rely on the IRS Ruling as to matters covered by such ruling. The opinion will be based on, among other things, current law and certain assumptions and representations as to factual matters made by Hilton Parent, Park Parent and us. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by Spin-off Tax Counsel in the opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. The opinion will be expressed as of the date issued and will not cover subsequent periods. As a result, the opinion is not expected to be issued until after the date of this information statement. The opinion will represent Spin-off Tax Counsel’s best legal judgment based on current law and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling or the opinion are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and our ability to rely on the opinion could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions included in the IRS Ruling and the opinion, it is ultimately determined that the distribution of HGV Parent common stock, the distribution of Park Parent common stock and/or certain internal reorganization transactions and distributions do not qualify as tax-free for U.S. federal income tax purposes, then Park Parent could recognize taxable gain or loss in an amount equal to the difference, if any, of the fair market value of the shares of our common stock and/or shares of certain entities holding the management and franchising business, in each case held by Park Parent over its tax basis in such shares. Hilton Parent may recognize incremental gain, if any, equal to the excess of the fair market value of the shares of Park Parent common stock held by Hilton Parent over its tax basis in such shares. In addition, if the distribution of HGV Parent common stock and/or the distribution of Park Parent common stock do not qualify as tax-free under Section 355 of the Code, each Hilton Parent stockholder that receives shares of Park Parent common stock and shares of our common stock in the spin-off would be treated as receiving a distribution in an amount equal to the fair market value of Park Parent common stock and/or the fair market value of our common stock that was distributed to the stockholder, which would generally be taxed as a dividend to the extent of the stockholder’s pro rata share of Hilton Parent’s current and accumulated earnings and profits, including Hilton Parent’s taxable gain, if any, on the spin-off, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the Hilton Parent stock and thereafter treated as capital gain from the sale or exchange of Hilton Parent stock. Additionally, certain U.S. Holders that are individuals, estates or trusts would be required to pay an additional 3.8% tax on “net investment income,” (or, in the case of an estate or trust, on “undistributed net investment income”) which includes, among other things, any amounts treated as a dividend on or gain from the sale or exchange of Hilton Parent stock. U.S. Holders should consult their own tax advisors regarding this tax on net investment income.

Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, the spin-off may result in corporate level taxable gain to Hilton Parent and/or Park Parent under Section 355(e) of the Code if 50% or more, by vote or value, of Hilton Parent’s stock, Park Parent’s stock or our stock is treated as acquired or issued as part of a plan or series of related transactions that includes the spin-off (including as a result of transactions occurring before the spin-off). If an acquisition or issuance of Hilton’s stock, Park Parent’s stock or our stock triggers the application of Section 355(e) of the Code, Hilton Parent and/or Park Parent would recognize taxable gain as described above, but the distribution would generally be tax-free to each of Hilton Parent’s stockholders, as described above.

Treasury regulations require each U.S. Holder that owns at least 5% of the total outstanding common stock of Hilton Parent to attach to their U.S. federal income tax returns for the year in which the spin-off occurs a statement setting forth certain information with respect to the transaction. U.S. Holders are urged to consult their tax advisors to determine whether they are required to provide the foregoing statement and the contents thereof.

Cash in Lieu of Fractional Shares

No fractional shares of our common stock will be distributed to Hilton Parent stockholders in connection with the spin-off. All such fractional shares resulting from the spin-off will be aggregated and sold by the transfer agent, and the proceeds, if any, less any brokerage commissions or other fees, will be distributed to Hilton Parent stockholders in accordance with their fractional interest in the aggregate number of shares sold. A holder that receives cash in lieu of a fractional share of our common stock as a part of the spin-off generally will recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s tax basis in the fractional share determined as described above. Any such capital gain or loss will be long-term capital gain or loss if a Hilton Parent stockholder held such stock for more than one year at the completion of the spin-off. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to significant limitations.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly traded company. Immediately following the spin-off, we expect to have approximately              record holders of shares of our common stock and approximately              shares of our common stock outstanding, based on the number of stockholders and outstanding shares of Hilton Parent common stock on                     , 2016 and the distribution ratio. The figures exclude shares of Hilton Parent common stock held directly or indirectly by Hilton Parent, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any repurchases of shares of Hilton Parent common stock and issuances of shares of Hilton Parent common stock in respect of awards under Hilton Parent equity-based incentive plans between the date the Hilton Parent board of directors declares the dividend for the distribution and the record date for the distribution.

For information regarding equity awards settleable in shares of our common stock that will be outstanding after the distribution, see “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off—Employee Matters Agreement” and “Management.”

Before the spin-off, we will enter into several agreements with Hilton Parent and Park Parent to effect the spin-off and provide a framework for our relationship with Hilton and Park Hotels & Resorts after the spin-off. These agreements will govern the relationship among us, Hilton and Park Hotels & Resorts after completion of the spin-off and provide for the allocation among us, Park Hotels & Resorts and Hilton of the assets, liabilities, rights and obligations of Hilton. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off.”

Trading Prior to the Distribution Date

It is anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to Hilton Parent stockholders on the distribution date. Any Hilton Parent stockholder who owns shares of Hilton Parent common stock at 5:00 p.m., Eastern time, on the record date will be entitled to shares of our common stock distributed in the spin-off. Hilton Parent stockholders may trade this entitlement to shares of our common stock, without the shares of Hilton Parent common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and “regular-way” trading will begin. See “Trading Market.”

Following the distribution date, we expect shares of our common stock to be listed on the NYSE under the ticker symbol “HGV”. We will announce the when-issued ticker symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Hilton Parent common stock: a “regular-way” market and; an “ex-distribution” market. Shares of Hilton Parent common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if shares of Hilton Parent common stock are sold in the regular-way market up to and including the distribution date, the selling stockholder’s right to receive shares of our common stock in the distribution will be sold as well. However, if Hilton Parent stockholders own shares of Hilton Parent common stock as of 5:00 p.m., Eastern time, on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling stockholders will still receive the shares of our common stock that they would otherwise receive pursuant to the distribution. See “Trading Market.”

Financing Transactions

In connection with the spin-off, Hilton, HGV and Park Hotels & Resorts will undertake a number of financing transactions. As a result of these financing transactions, upon consummation of the spin-off we expect to have total indebtedness of between $400 million and $500 million, excluding between $400 million and $450 million expected to be outstanding under the non-recourse Timeshare Facility and between $250 million and $300 million of non-recourse Securitized Debt expected to be outstanding. Included in our expected outstanding Timeshare Facility balance is an intended expansion of the capacity and borrowing of up to an additional $250 million to $300 million, which proceeds will be used to distribute cash to Hilton Parent. After giving effect to the foregoing financing transactions, upon consummation of the spin-off, we expect to have between $1.05 billion and $1.25 billion of total recourse and non-recourse indebtedness outstanding. We have not yet identified the specific sources of funds and there can be no assurances that any such financing transactions will be completed in the timeframe or size indicated or at all. The financing transactions undertaken in connection with the spin-off will be described in greater detail in a subsequent amendment to the registration statement of which this information statement forms a part. See “Description of Certain Indebtedness.”

Conditions to the Spin-Off

We expect that the spin-off will be effective as of 5:31 p.m., Eastern time, on                     , 2016, the distribution date, provided that the following conditions shall have been satisfied or waived by Hilton:

•	the final approval by the board of directors of Hilton Parent of the spin-off and all related transactions and the determination of the record date, which approval may be given or withheld at its absolute and sole discretion;

•	our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the SEC, no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this information statement, or a notice of internet availability thereof, shall have been mailed to the Hilton Parent stockholders;

•	HGV Parent common stock shall have been approved for listing on the NYSE, subject to official notice of distribution;

•	Hilton Parent shall have obtained an opinion from Spin-off Tax Counsel, in form and substance satisfactory to Hilton Parent, to the effect that the distributions of HGV Parent common stock and Park Parent common stock should qualify as tax-free distributions under Section 355 of the Code;

•	the IRS Ruling shall not have been revoked or modified in any material respect;

•	prior to the distribution date, the Hilton Parent board of directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Hilton, with respect to the capital adequacy and solvency of each of Hilton, HGV and Park Hotels & Resorts after giving effect to the spin-off;

•	any material governmental approvals and other consents necessary to consummate the spin-off shall have been received;

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the spin-off;

•	no other events or developments shall have occurred or failed to occur that, in the judgment of the board of directors of Hilton Parent, would result in the distribution having a material adverse effect on Hilton or its stockholders;

•	the internal reorganization shall have been completed, except for such steps as Hilton Parent in its sole discretion shall have determined may be completed after the distribution date;

•	all necessary actions shall have been taken to cause the board of directors of HGV Parent to consist of the individuals identified in this information statement as directors of HGV Parent;

•	all necessary actions shall have been taken to cause the officers of HGV to be the individuals identified as such in this information statement;

•	all necessary actions shall have been taken to adopt the forms of amended and restated certificate of incorporation and bylaws filed by HGV Parent with the SEC as exhibits to the Registration Statement on Form 10, of which this information statement forms a part; and

•	each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement and the Transition Services Agreement shall have been executed by each party.

Completion of the spin-off of Park Hotels & Resorts will be subject to similar conditions as those listed above. The fulfillment of the foregoing conditions will not create any obligation on the part of Hilton to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, approval for listing on the NYSE and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. Hilton has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Hilton Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Hilton or its stockholders or other constituents, that a sale or other alternative is in the best interests of Hilton or its stockholders or other constituents or that it is not advisable for HGV to separate from Hilton at that time. In the event the board of directors of Hilton Parent determines to waive a material condition to the distribution, modify a material term of the distribution or not to proceed with the spin-off, Hilton intends to promptly issue a press release or other public announcement and file a Current Report on Form 8-K to report such event.

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Hilton Parent stockholders that are entitled to receive shares of our common stock in the spin-off. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or any securities of Hilton. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Hilton nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

Market for Our Common Stock

There is currently no public market for our common stock and an active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis at least two trading days prior to the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Hilton Parent common stock as of 5:00 p.m., Eastern time on the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Hilton Parent common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. We intend to list our common stock on the NYSE under the ticker symbol “HGV”. We will announce our when-issued trading symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Hilton Parent common stock: (i) a “regular-way” market; and (ii) an “ex-distribution” market. Shares of Hilton Parent common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Hilton Parent common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of Hilton Parent common stock as of 5:00 p.m., Eastern time, on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.

We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the timeshare industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Related to Ownership of Our Common Stock” for further discussion of risks relating to the trading prices of our common stock.

Transferability of Shares of Our Common Stock

On                     , 2016, Hilton Parent had approximately              million shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have approximately              million shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own in the aggregate less than         percent of our shares. In addition, individuals who are affiliates of Hilton Parent on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date that the registration statement of which this information statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0 percent of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

In the future, we may adopt new equity-based compensation plans and issue stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these equity plans. Shares issued pursuant to awards after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution and employee-based equity awards, none of our equity securities will be outstanding immediately after the spin-off.

As of the date of this information statement, Blackstone entities have pledged, hypothecated or granted security interests in substantially all of the shares of Hilton Parent common stock held by them pursuant to a margin loan agreement with customary default provisions. We anticipate that shares of our common stock received by Blackstone in the spin-off in respect of such pledged Hilton Parent shares would similarly be subject to the lien of such margin loan agreement. Accordingly, in the event of a default under the margin loan agreement, the secured parties may foreclose upon any and all shares of common stock pledged to them and may seek recourse against the borrower.

DIVIDEND POLICY

Although we expect to return capital to stockholders through dividends or otherwise in the future, we have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2016 on a historical basis and on a pro forma basis to give effect to the spin-off and the related transactions, as if they occurred on June 30, 2016. Explanation of the pro forma adjustments made to the historical consolidated financial statements can be found under “Unaudited Pro Forma Consolidated Financial Statements.” The following table should be reviewed in conjunction with “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this information statement.

	June 30, 2016
($ in millions)	Actual	Pro Forma(1)
Cash	$3	$
Restricted cash	72

Total	$75	$

Debt:
Allocated Parent debt	$635	$
Timeshare Facility	150
Securitized Debt	298

Total debt	1,083
Equity:
Common stock, $0.01 par value; shares authorized, shares issued and outstanding, pro forma	—
Additional paid-in capital	—
Parent equity	16

Total equity	16

Total capitalization	$1,099	$

(1)	See “Unaudited Pro Forma Consolidated Financial Statements.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2015, 2014 and 2013 and the selected historical consolidated balance sheet data as of December 31, 2015 and 2014 are derived from our audited consolidated financial statements included elsewhere in this information statement. The selected historical consolidated statement of operations data for the years ended December 31, 2012 and 2011 and the selected historical consolidated balance sheet data as of December 31, 2013, 2012 and 2011 are derived from our unaudited consolidated financial statements that are not included in this information statement. The selected condensed consolidated statement of operations data for the six months ended June 30, 2016 and 2015 and the selected condensed consolidated balance sheet data as of June 30, 2016 are derived from our unaudited condensed consolidated financial statements included elsewhere in this information statement. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

This selected financial data is not necessarily indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from Hilton. For example, our historical consolidated financial statements include allocations of expenses for certain functions and services provided by Hilton. These costs may not be representative of the future costs we will incur, either positively or negatively, as an independent, public company. Our historical consolidated financial statements also include allocations of debt, and related balances, related to debt entered into by Hilton, which was secured by our assets.

The selected consolidated financial data below should be read together with the audited consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

	Six Months Ended June 30,		Year Ended December 31,
($ in millions)	2016	2015	2015	2014	2013	2012	2011
Statement of Operations Data:
Total revenues	$761	$721	$1,475	$1,317	$1,224	$1,172	$1,007
Total expenses	588	582	1,154	1,004	975	924	829
Net income	95	74	174	167	128	118	73

	June 30,	December 31,
($ in millions)	2016	2015	2014	2013	2012	2011
Balance Sheet Data:
Securitized timeshare financing receivables	$294	$350	$468	$221	$—	$—
Unsecuritized timeshare financing receivables	687	626	460	681	891	827
Total assets	1,837	1,724	1,621	1,568	1,532	1,562
Total non-recourse debt	445	502	625	670	—	—
Total liabilities(1)	1,821	1,830	1,994	2,103	2,038	1,993

(1)	Includes allocated Parent debt of $635 million as of June 30, 2016 and $634 million, $719 million, $828 million, $1,496 million and $1,542 million as of December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations as of June 30, 2016 and for the six months ended June 30, 2016 and year ended December 31, 2015 have been prepared to reflect the spin-off and related transactions if they had occurred on June 30, 2016 for the unaudited pro forma consolidated balance sheet and January 1, 2015 for the unaudited pro forma consolidated statement of operations.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The unaudited pro forma consolidated financial statements should be read in conjunction with the sections entitled “Business,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our financial statements, which are included elsewhere in this information statement.

Our historical consolidated financial statements include allocations of certain expenses from Hilton, including expenses for costs related to functions such as executive office, finance and other administrative support. These costs may not be representative, either positively or negatively, of the future costs we will incur as an independent, public company. Effective with the spin-off, we will assume responsibility for all of these functions and related costs. Certain of these activities will continue to be performed by Hilton under transition service agreements for a limited period of time. We will incur incremental costs as an independent public company, including costs to replace services previously provided by Hilton, as well as other stand-alone costs. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary and, therefore, are not included as adjustments within the unaudited pro forma consolidated financial statements.

We currently estimate that the separation costs we will incur during our transition to being a stand-alone public company will range from approximately $         million to $         million. We have not adjusted the accompanying unaudited pro forma consolidated statement of operations for these estimated separation costs as the costs are not expected to have an ongoing effect on our operating results. We anticipate that substantially all of these costs will be incurred within          months of the distribution. These costs relate to the following:

•	finance, tax and other professional costs pertaining to the spin-off and establishing us as a stand-alone public company;

•	compensation, such as modifications to certain bonus awards, upon completion of the spin-off;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;

•	costs to separate our information systems from Hilton; and

•	other separation costs.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of our financial position or results of operations had the transactions described above for which we are giving pro forma effect actually occurred on the dates or for the periods indicated, nor is such unaudited pro forma financial information indicative of the results to be expected for any future period. A number of factors may affect our results. See “Risk Factors” and “Special Note About Forward-Looking Statements.”

Hilton Resorts Corporation

Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2016

(in millions)

		Pro Forma Adjustments(1)
	Historical	Financing Transactions		Spin-Off Adjustments		Pro Forma
ASSETS
Cash	$3	$	(a)	$		$
Restricted cash	72		(a)
Accounts receivable, net of allowance for doubtful accounts	117
Timeshare financing receivables, net	981
Inventory	430
Property and equipment, net	112
Intangible assets, net	71
Other assets	51		(a)

TOTAL ASSETS	$1,837	$		$		$

LIABILITIES AND EQUITY
Accounts payable, accrued expenses and other	$215	$		$
Advance deposits	102
Allocated Parent debt	635		(a)
Non-recourse debt	445		(a)
Deferred revenues	123
Deferred income tax liabilities	301

Total liabilities	1,821
Equity:
Common stock, $0.01 par value	—
Additional paid-in capital	—
Parent equity	16		(a)		(d)
					(e)

Total equity	16

TOTAL LIABILITIES AND EQUITY	$1,837	$		$		$

(1)	For details of the adjustments referenced, see Note 4: Pro Forma Adjustments.

See notes to unaudited pro forma consolidated financial statements.

Hilton Resorts Corporation

Unaudited Pro Forma Consolidated Statement of Operations

For the Six Months Ended June 30, 2016

(in millions, except per share data)

		Pro Forma Adjustments(1)
	Historical	Financing Transaction			Spin-Off Adjustments		Pro Forma
Revenues
Sales of VOIs, net	$229	$			$		$
Sales, marketing, brand and other fees	246
Financing	66
Club and resort management	65
Rental and ancillary services	94
Cost reimbursements	61

Total revenues	761

Expenses
Cost of VOI sales	66
Sales and marketing	286
Financing	16			(a)
Club and resort management	16
Rental and ancillary services	56
General and administrative	37					(c)
Depreciation and amortization	11
License fee expense	39					(b)
Cost reimbursements	61

Total expenses	588

Gain on foreign currency transactions	1
Allocated Parent interest expense	(13)			(a)
Other loss, net	(1)
Interest expense	—			(a)

Income before income taxes	160
Income tax expense	(65)			(a)		(e)

Net income	$95	$			$		$

Earnings per share:
Basic	N/A		N/A		$	(f)	$

Diluted	N/A		N/A		$	(g)	$

Weighted average shares outstanding:
Basic	N/A		N/A			(f)

Diluted	N/A		N/A			(g)

(1)	For details of the adjustments referenced, see Note 4: Pro Forma Adjustments.

See notes to unaudited pro forma consolidated financial statements.

Hilton Resorts Corporation

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2015

(in millions, except per share data)

		Pro Forma Adjustments(1)
	Historical	Financing Transactions				Spin-Off Adjustments			Pro Forma
Revenues
Sales of VOIs, net	$492	$				$			$
Sales, marketing, brand and other fees	457
Financing	127
Club and resort management	125
Rental and ancillary services	164
Cost reimbursements	110

Total revenues	1,475

Expenses
Cost of VOI sales	173
Sales and marketing	541
Financing	32			(a	)
Club and resort management	32
Rental and ancillary services	113
General and administrative	57						(c	)
Depreciation and amortization	22
License fee expense	74						(b	)
Cost reimbursements	110

Total expenses	1,154
Allocated Parent interest expense	(29)			(a	)
Interest expense	—			(a	)

Income before income taxes	292
Income tax expense	(118)			(a	)		(e	)

Net income	$174	$				$			$

Earnings per share:
Basic	N/A		N/A			$	(f	)	$

Diluted	N/A		N/A			$	(g	)	$

Weighted average shares outstanding:
Basic	N/A		N/A				(f	)

Diluted	N/A		N/A				(g	)

(1)	For details of the adjustments referenced, see Note 4: Pro Forma Adjustments.

See notes to unaudited pro forma consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Pro Forma Presentation

On February 26, 2016, Hilton Worldwide Holdings Inc. (“Parent,” together with its consolidated subsidiaries, “Hilton”) announced a plan to spin-off Hilton’s timeshare business to stockholders as a separate, publicly traded company. The spin-off transaction, which is expected to be tax-free to Hilton stockholders, will be effected through a pro rata distribution of our stock to existing Hilton stockholders. Immediately following completion of the spin-off, Hilton stockholders will own 100 percent of the outstanding shares of our common stock. After the spin-off, we will operate as an independent, publicly traded company. Unless otherwise indicated or except where the context otherwise requires, references to “we,” “us” or “our” refer to Hilton Grand Vacations Inc. after giving effect to the transfer of the assets and liabilities from Hilton.

The unaudited pro forma financial statements are based on our historical consolidated financial statements, which are included elsewhere in this information statement, and have been prepared to reflect the spin-off and related transactions.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. These adjustments are included only to the extent they are directly attributable to the spin-off and related transactions and the appropriate information is known and factually supportable. Pro forma adjustments reflected in the unaudited pro forma consolidated statement of operations are expected to have a continuing effect on us. As a result, the unaudited pro forma consolidated statement of operations excludes gains and losses related to the transactions described in Note 2: Financing Transactions below that will not have a continuing effect on us, although these items are reflected in the unaudited pro forma consolidated balance sheet.

Note 2: Financing Transactions

Subject to market conditions, we expect to complete one or more financing transactions on or prior to the completion of the spin-off. As a result of these financing transactions, upon consummation of the spin-off we expect to have total indebtedness of between $400 million and $500 million, excluding between $400 million and $450 million expected to be outstanding under the non-recourse Timeshare Facility and between $250 million and $300 million of non-recourse Securitized Debt expected to be outstanding. Included in our expected outstanding Timeshare Facility balance is an intended expansion of the capacity and borrowing of up to an additional $250 million to $300 million, which proceeds will be used to distribute cash to Hilton Parent. After giving effect to the foregoing financing transactions, upon consummation of the spin-off, we expect to have between $1.05 billion and $1.25 billion of total recourse and non-recourse indebtedness outstanding. We have not yet identified the specific sources of funds and there can be no assurances that any such financing transactions will be completed in the timeframe or size indicated or at all.

Note 3: Spin-Off Adjustments

We intend to enter into a license agreement with Hilton pursuant to which Hilton will grant us the exclusive right to use certain Hilton-branded trademarks, trade names and related intellectual property in our business for the term of the agreement. We will pay royalties to Hilton under the agreement that are equal to five percent of our contract sales, as well as five percent of certain other revenues earned in association with the Licensed Marks (as defined in the license agreement), as well as specified additional fees, including in regard to our participation in the Hilton HHonors program (see “Certain Relationships and Related Party Transactions—Agreements between Hilton Parent and Park Parent Related to the Spin-Off—License Agreement” for additional discussion of the license agreement).

As a stand-alone public company, we expect to incur incremental expenses for the services previously provided by Hilton as well as for additional public company expenses that did not apply to us historically. We estimate these incremental expenses to be $         million and $         million, respectively, for the six months ended June 30, 2016 and the year ended December 31, 2015. These incremental costs were determined principally based on various agreements we intend to enter into with Hilton prior to completing this offering to cover the services that Hilton will be providing to us. See “Certain Relationships and Related Party Transactions.”

Note 4: Pro Forma Adjustments

Adjustments included under the heading “Pro Forma Adjustments—Financing Transactions” represent the following:

(a)	Reflects the adjustment to our historical debt and related balances and interest expense to give net effect to certain financing transactions that we anticipate will be completed on or prior to the completion of the spin-off.

Also reflects the adjustment to historical income tax expense to give effect to the change in interest expense from the pro forma financing transactions that result in changes to income before income taxes. The provision for income taxes is based on the estimated statutory tax rate of     %.

A 0.125% change in the weighted average interest rate on our total pro forma indebtedness would change our pro forma annual interest expense by approximately $         million

Adjustments included under the heading “Pro Forma Adjustments—Spin-Off Adjustments” represent the following:

(b)	Reflects the change in fee expense related to the license agreement we will enter into with Hilton upon completion of the spin-off pursuant to which Hilton and its affiliates will provide to us exclusive rights for an agreed upon charge and which are anticipated to be on different terms from the existing license agreement reflected in our historical financial statements.

(c)	Reflects the incremental expense related to general and administrative expenses of $ million and $ million, respectively, for the six months ended June 30, 2016 and the year ended December 31, 2015, which include the employment of our executive officers, finance outsourcing fees and external audit fees, and the removal of non-recurring separation expenses included in our historical financial statements of $ million and $ million, respectively, for the six months ended June 30, 2016 and the year ended December 31, 2015.

(d)	Reflects the pro forma recapitalization of our equity. As of the distribution date, Parent deficit will be redesignated as our stockholders’ equity and will be allocated between common stock and additional paid-in capital based on the number of shares of our common stock outstanding at the distribution date. Hilton stockholders will receive shares based on a distribution ratio of shares of our common stock for each share of Hilton common stock outstanding as of the record date for the distribution.

(e)	Reflects the associated income tax benefit (expense) for all of the adjustments noted above. The income tax provision was based on the estimated statutory tax rate of %.

(f)	The number of shares of our common stock used to compute basic earnings per share for the six months ended June 30, 2016 and the year ended December 31, 2015 is based on the number of shares of Hilton common stock outstanding on June 30, 2016, assuming a distribution ratio of shares of our common stock for each share of Hilton common stock outstanding. The number of Hilton shares used to determine the assumed distribution reflects Hilton shares outstanding as of the balance sheet date, which is the most current information as of the date of that financial statement.

(g)	The number of shares of our common stock used to compute diluted earnings per share for the six months ended June 30, 2016 and the year ended December 31, 2015 is based on the number of basic shares of our common stock as described in note (d) above, plus incremental shares of Hilton common stock that may be issued in connection with awards granted prior to the distribution under Hilton’s equity plan in which our employees participate based on the distribution ratio noted above in (d). While the actual dilutive effect will depend on various factors, we believe the estimate yields a reasonable approximation of the dilutive effect of Hilton’s equity plan.

We will incur additional incremental costs as an independent public company, not reflected in this adjustment, including costs to replace services previously provided by Hilton, as well as other stand-alone costs. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary and, therefore, are not included as adjustments within the unaudited pro forma consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes that appear elsewhere in this information statement. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in “Risk Factors.”

Overview

Our Business

We market and sell VOIs, manage vacation resorts in top leisure and urban destinations, and operate a point-based vacation club. As of June 30, 2016, we had 46 resorts, representing 7,576 units, and approximately 260,000 Hilton Grand Vacations Club (the “Club”) members. Club members have the flexibility to exchange their Club points for stays at any Hilton Grand Vacations resort or any property in the Hilton system of 12 industry-leading brands across more than 4,600 properties, as well as numerous experiential vacation options, such as cruises and guided tours.

Upon completion of the spin-off, we will enter into agreements with Hilton and other third parties, including a license agreement to use the Hilton Grand Vacations brand, that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. The consolidated financial statements do not reflect the effect of these new or revised agreements and our historical expenses, including corporate and other expense and management fee expense, may not be reflective of our consolidated results of operations, financial position and cash flows had we been a stand-alone company during the periods discussed in our “—Results of Operations” section. For a more detailed description of the spin-off, see “The Spin-Off.”

We operate our business across two segments: (1) real estate sales and financing; and (2) resort operations and club management.

Real Estate Sales and Financing

Our primary product is the marketing and selling of fee-simple VOIs deeded in perpetuity, developed either by us or by third parties. This ownership interest is an interest in real estate generally equivalent to one week annually, at the timeshare resort where the VOI was purchased. Traditionally, timeshare operators have funded 100 percent of the investment necessary to acquire land and construct timeshare properties. In 2010, we began sourcing VOIs through fee-for-service agreements with third-party developers and have successfully transformed from a capital-intensive business to one that is highly capital-efficient. These agreements enable us to generate fees from the sales and marketing of the VOIs and Club memberships and from the management of the timeshare properties without requiring us to fund acquisition and construction costs. Sales of owned inventory generally result in greater Adjusted EBITDA contributions, while fee-for-service sales require less initial investment and allow us to accelerate our sales growth. Both sales of owned inventory and fee-for-service sales generate long-term, predictable fee streams, by adding to the Club membership base and properties under management, that generate strong returns on invested capital.

We originate loans for members purchasing our developed and acquired inventory and generate interest income. Our loans are collateralized by the underlying VOIs and are generally structured as 10-year, fully-amortizing loans that bear a fixed interest rate typically ranging from 9 percent to 18 percent per annum.

The interest rate on our loans is determined by the amount of the down payment, the borrower’s credit profile and the loan term. The weighted average FICO score for new loans to U.S. and Canadian borrowers at the time of origination were as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
Weighted average FICO score	741	744	743	747	747

Prepayment is permitted without penalty. When a member defaults, we ultimately return their VOI to inventory for resale and that member no longer participates in our Club. We typically return interests that we reacquire through foreclosure to inventory. Historical default rates, which represent annual defaults as a percentage of each year’s beginning gross timeshare financing receivables balance, were as follows:

	Year Ended December 31,
	2015	2014	2013
Historical default rates(1)	2.84%	3.22%	2.99%

(1)	A loan is considered to be in default if it is equal to or greater than 121 days past due as of the prior month end.

Some of our loans have been pledged as collateral in our securitization transactions, which have in the past and may in the future provide funding for our activities. In these securitization transactions, various classes of debt securities that the special purpose entities issue are generally collateralized by a single pool of assets, which consist of timeshare financing receivables that we service and cash deposits. For additional information see Note 4: Timeshare Financing Receivables in our audited consolidated financial statements included elsewhere in this information statement.

In addition, we earn fees from servicing our own portfolio and the loans provided by third-party developers of our fee-for-service projects to purchasers of their VOIs.

Resort Operations and Club Management

We enter into a management agreement with the HOA of the VOI owners for timeshare resorts developed by us or a third party. Each of the HOAs is governed by a board of directors comprising owner and developer representatives that are charged with ensuring the resorts are well-maintained and financially stable. Our management services include day-to-day operations of the resorts, maintenance of the resorts, preparation of reports, budgets and projections and employee training and oversight. Our HOA management agreements provide for a cost-plus management fee, which means we generally earn a fee equal to 10 percent to 15 percent of the costs to operate the applicable resort. The fees we earn are highly predictable due to the relatively fixed nature of resort operating expenses and our management fees generally are unaffected by changes in rental rate or occupancy. We are reimbursed for the costs incurred to perform our services, principally related to personnel providing on-site services. The original term of our management agreements typically ranges from three to five years and the agreements are subject to periodic renewal for one- to three-year periods. Many of these agreements renew automatically unless either party provides advance notice of termination before the expiration of the term. Retaining our company as the manager of our resorts and those of third-party developers entitles the HOA to continue to identify the property as a Hilton Grand Vacations property and gives members access to our Club.

We also manage and operate the points-based Hilton Grand Vacations Club and Hilton Club exchange programs, which provide exclusive exchange, leisure travel and reservation services to our Club members. When an owner purchases a VOI, he or she is automatically enrolled in a club and given an annual allotment of points that allow the member to exchange his or her annual usage rights in the VOI that they own for a number of vacation and travel options. The Hilton Club operates for owners of VOIs at the Hilton New York, but whose members also enjoy exchange benefits with the Hilton Grand Vacations Club. In addition to an annual membership fee, Club members pay incremental fees depending on exchanges they choose within the Club system.

We rent unsold VOI inventory, third-party inventory and inventory made available due to ownership exchanges through our club programs. We earn a fee from rentals of third-party inventory. Additionally, we provide ancillary offerings including food and beverage, retail and spa offerings at these timeshare properties.

Principal Components of and Factors Affecting Our Results of Operations

Principal Components of Revenues

•	Sales of VOIs, net represents revenue recognized from the sale of owned VOIs.

•	Sales, marketing, brand and other fees represents sales commissions, brand fees and other fees earned on the sale of VOIs through fee-for-service agreements with third-party developers. The sales commissions and brand fees are based on the total sales price of the VOI. Also included in Sales, marketing, brand and other fees are revenues from marketing and incentive programs, including redemption of Club Bonus Points and prepaid vacation packages, excluding stays at Hilton Grand Vacations properties, which are included in Rental and ancillary services.

•	Financing represents revenue from the financing of sales of our owned intervals, which includes interest income and fees from servicing loans. We also earn fees from servicing the loans provided by third-party developers to purchasers of their VOIs.

•	Club and resort management represents revenues from Club activation fees, annual dues and transaction fees from member exchanges. Club and resort management also includes recurring management fees under our agreements with HOAs for day-to-day-management services, including housekeeping services, operation of a reservation system, maintenance, and certain accounting and administrative services for HOAs, generally based on a percentage of costs to operate the resorts.

•	Rental and ancillary services represents revenues from transient rentals of unoccupied vacation ownership units and revenues recognized from the utilization of Club points and vacation packages when points and packages are redeemed for rental stays at one of our resorts. We also earn fees from the rental of inventory owned by third parties. Ancillary revenues include food and beverage, retail, spa offerings and other guest services provided to resort guests.

•	Cost reimbursements include costs that HOAs and developers reimburse to us. These costs primarily consist of payroll and payroll-related costs for management of the HOAs and other services we provide where we are the employer. The corresponding expenses are presented as Cost reimbursements expense in our consolidated statements of operations resulting in no effect on net income.

Factors Affecting Revenues

•

Relationships with developers. In recent years, we have entered into fee-for-service agreements to sell VOIs on behalf of third-party developers. We expect the sales of VOIs developed by third parties and resort operations and club management to comprise a growing percentage of our revenue, and revenues derived from the sale of developed VOIs to comprise a smaller percentage of our revenue in future periods, consistent with our strategy to focus our business on the management aspects and deploy less of our capital to asset construction. The success and sustainability of our capital efficient business model depends on our ability to maintain good relationships with third-party developers. Our relationships with these third parties also generate new relationships with developers and opportunities for property development that can support our growth. We believe that we have strong relationships with our third-party developers and are committed to the continued growth and development of these relationships. These relationships exist with a diverse group of developers and are not significantly concentrated with any particular third party.

•	Consumer demand and global economic conditions. Consumer demand for our products and services may be affected by the performance of the general economy and is sensitive to business and personal discretionary spending levels. Declines in consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence and adverse political conditions can subject and have subjected our revenues to significant volatility.

•	Interest rates. We generate interest income from consumer loans we originate and declines in interest rates may cause us to lower our interest rates on our originated loans, which would adversely affect our income generated on future loans.

•	Competition. We compete with other hotel and resort timeshare operators for sales of VOIs based principally on location, quality of accommodations, price, service levels and amenities, financing terms, quality of service, terms of property use, reservation systems and flexibility for VOI owners to exchange into time at other timeshare properties or other travel rewards. In addition, we compete based on brand name recognition and reputation. Our primary competitors in the timeshare space include Marriott Vacations Worldwide, Wyndham Vacation Ownership, Vistana Signature Experiences, Disney Vacation Club, Hyatt Vacation Ownership, Holiday Inn Club Vacations, Bluegreen Vacations and Diamond Resorts International.

Principal Components of Expenses

•	Cost of VOI sales represents the costs attributable to the sales of owned VOIs recognized, as well as charges incurred related to granting credit to customers for their existing ownership when upgrading into fee-for-service projects.

•	Sales and marketing represents costs incurred to sell and market VOIs, including costs incurred relating to marketing and incentive programs, costs for tours, rental expense and wages and sales commissions.

•	Financing represents consumer financing interest expense related to our Securitized Debt and Timeshare Facility, amortization of the related deferred loan costs and other expenses incurred in providing consumer financing and servicing loans.

•	Club and resort management represents costs incurred to manage resorts and the Club, including payroll and related costs and other administrative costs.

•	Rental and ancillary services includes: payroll and related costs; costs incurred from participating in the Hilton HHonors loyalty program; retail, food and beverages costs; housekeeping; and maintenance fees on unsold inventory.

•	General and administrative consists primarily of compensation expense for our corporate staff and personnel supporting our business segments, professional fees (including consulting, audit and legal fees), administrative and related expenses. General and administrative also includes costs for services provided to us by Hilton, as well as certain indirect general and administrative costs allocated to us by Hilton, as discussed in Note 2: Basis of Presentation and Summary of Significant Accounting Policies and Note 16: Related Party Transactions in our audited consolidated financial statements included elsewhere in this information statement. See “Unaudited Pro Forma Consolidated Financial Statements” and the accompanying notes for discussion of the incremental expense related to general and administrative expenses we expect to incur upon completion of the spin-off.

•	Depreciation and amortization are non-cash expenses that primarily consist of amortization of our management agreement intangible and capitalized software, as well as depreciation of fixed assets such as buildings and leasehold improvements and furniture and equipment at our sales centers and corporate offices.

•	License fee expense represents the royalty fee paid to Hilton under a license agreement for the exclusive right to use the Hilton Grand Vacations mark, which is based on a percentage of gross revenues. See “Unaudited Pro Forma Consolidated Financial Statements” and the accompanying notes for discussion of the change in expenses related to the license agreements we will enter into with Hilton upon completion of the spin-off.

•	Cost reimbursements include costs that HOAs and developers reimburse to us. These costs primarily consist of payroll and payroll-related costs for management of the HOAs and other services we provide where we are the employer. The corresponding revenues are presented as Cost reimbursements revenue in our consolidated statements of operations resulting in no effect on net income.

Factors Affecting Expenses

•	Costs of VOI sales. In periods where there is increased demand for VOIs, we may incur increased costs to acquire inventory in the short-term, which can have an adverse effect on our net cash flow, margins and profits. Additionally, as we encourage owners to upgrade into other products, we incur expenses when owners upgrade from an interval in a project we developed into fee-for-service projects, on which we earn fees. In periods where more upgrades are occurring and we are not generating increased sales volume on unsold supply, we could see an adverse effect on our net cash flow, margins and profits.

•	Sales and marketing expense. A significant portion of our costs relates to selling and marketing of our VOIs. In periods of decreased demand for VOIs, we may be unable to reduce our sales and marketing expenses quickly enough to prevent a deterioration of our profit margins on our real estate operations.

•	Rental and ancillary services expense. Many of the expenses associated with operating timeshare resorts are relatively fixed. These expenses include personnel costs, rent, property taxes, insurance and utilities. We pay a portion of these costs through maintenance fees of unsold intervals and by subsidizing the costs of HOAs not covered by maintenance fees collected. If we are unable to decrease these costs significantly or rapidly when demand for our unit rentals decreases, the resulting decline in our revenues can have an adverse effect on our net cash flow, margins and profits.

•	Interest rates. Increases in interest rates would increase the consumer financing interest expense we pay on the Timeshare Facility and could adversely affect our financing operations in future securitization or other debt transactions, affecting net cash flow, margins and profits.

Other Items

•	Seasonality. We experience modest seasonality in VOI sales at certain of our resorts, with increased revenue during traditional vacation periods for those locations.

•	Regulation. Our business activities are highly regulated. We are subject to a wide variety of complex international, national, federal, state and local laws, regulations and policies in jurisdictions in which we operate. These laws, regulations and policies primarily affect four areas of our business: real estate development activities; marketing and sales activities; lending activities; and resort management activities. We seek to actively participate in the determination of new laws or other regulations affecting the timeshare industry. For further detail of these regulations see “Risk Factors” and “Business—Government Regulation” included elsewhere in this information statement.

Key Business and Financial Metrics and Terms Used by Management

Real Estate Sales Metrics

•

Contract sales—Represents the total amount of VOI products under purchase agreements signed during the period where we have received a down payment of at least 10 percent of the contract price. Contract sales is not a recognized term under U.S. GAAP and should not be considered in isolation or as an alternative to Sales of VOIs, net or any other comparable operating measure derived in accordance with U.S. GAAP. Contract sales differ from revenues from the Sales of VOIs, net that we report in our consolidated statements of operations due to the requirements for revenue recognition as described in Note 2: Basis of Presentation and Summary of Significant Accounting Policies in our audited consolidated financial statements included elsewhere in this information statement, as well as adjustments for incentives and other administrative fee revenues. We consider contract sales to be an important operating measure because it reflects the pace of sales in our business.

•	Sales revenue—Represents sale of VOIs, net and commissions and brand fees earned from the sale of fee-for-service intervals.

•	Real estate margin—Represents sales revenue less the cost of VOI sales and sales and marketing costs, net of marketing revenue. Real estate margin percentage is calculated by dividing real estate margin by sales revenue. We consider this to be an important operating measure because it measures the efficiency of our sales and marketing spending and management of inventory costs.

•	Tour flow—Represents the number of sales presentations given at our sales centers during the period.

•	Volume per guest (“VPG”)—Represents the sales attributable to tours at our sales locations and is calculated by dividing Contract sales, excluding telesales, by tour flow. We consider VPG to be an important operating measure because it measures the effectiveness of our sales process, combining the average transaction price with closing rate.

Club and Resort Management and Rental Metrics

•	Transient rate—Represents the total rental room revenue for transient guests divided by total number of transient room nights sold in a given period and excludes room rentals associated with marketing programs, owner usage and the redemption of Club Bonus Points. See Note 2: Basis of Presentation and Summary of Significant Accounting Policies in our audited consolidated financial statements included elsewhere in this information statement for further discussion on Club Bonus Points.

•	Resort occupancy—Represents the utilization of the resorts’ available capacity.

EBITDA and Adjusted EBITDA

EBITDA, presented herein, is a financial measure that is not recognized under U.S. GAAP that reflects net income before interest expense, a provision for income taxes and depreciation and amortization. Adjusted EBITDA, presented herein, is calculated as EBITDA, as previously defined, further adjusted to exclude certain items, including, but not limited to, gains, losses and expenses in connection with: (i) asset dispositions; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment losses; (v) reorganization costs; (vi) share-based and certain other compensation expenses; (vii) severance, relocation and other expenses; and (viii) other items.

EBITDA and Adjusted EBITDA are not recognized terms under U.S. GAAP and should not be considered as alternatives to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. In addition, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe that EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA and Adjusted EBITDA are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered either in isolation or as a substitute for net income (loss), cash flow or other methods of analyzing our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

Results of Operations

Six Months Ended June 30, 2016 Compared with the Six Months Ended June 30, 2015

Segment Results

We evaluate our business segment operating performance using segment Adjusted EBITDA, as described in Note 12: Business Segments in our unaudited condensed consolidated financial statements included elsewhere in this information statement. For a discussion of our definition of EBITDA and Adjusted EBITDA, how management uses it to manage our business and material limitations on its usefulness, refer to “—Key Business and Financial Metrics and Terms Used by Management—EBITDA and Adjusted EBITDA.” The following tables set forth revenues and Adjusted EBITDA by segment, reconciled to consolidated amounts, including net income, our most comparable U.S. GAAP financial measure:

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Revenues:
Real estate sales and financing	$542	$527	$15	2.8%
Resort operations and club management	170	150	20	13.3

Segment revenues	712	677	35	5.2
Cost reimbursements	61	55	6	10.9
Intersegment eliminations(1)	(12)	(11)	(1)	9.1

Total revenues	$761	$721	$40	5.5

(1)	Refer to Note 12: Business Segments in our unaudited condensed consolidated financial statements included elsewhere in this information statement for details on the intersegment eliminations.

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Adjusted EBITDA:
Real estate sales and financing(2)	$171	$145	$26	17.9%
Resort operations and club management(2)	97	79	18	22.8

Segment Adjusted EBITDA	268	224	44	19.6
Less:
General and administrative(3)	24	19	5	26.3
License fee expense	39	36	3	8.3

Adjusted EBITDA	205	169	36	21.3
Other loss, net	(1)	—	(1)	NM (1)
Gain on foreign currency transactions	1	—	1	NM (1)
Share-based compensation expense	(5)	(9)	4	(44.4)
Other adjustment items	(10)	(3)	(7)	233.3

EBITDA	190	157	33	21.0
Non-recourse debt interest expense	(6)	(7)	1	(14.3)
Allocated Parent interest expense	(13)	(15)	2	(13.3)
Income tax expense	(65)	(50)	(15)	30.0
Depreciation and amortization	(11)	(11)	—	—

Net income	$95	$74	$21	28.4

(1)	Fluctuation in terms of percentage change is not meaningful.
(2)	Includes intersegment eliminations. Refer to our table presenting revenues by reportable segment above for additional discussion.
(3)	Excludes share-based compensation and other adjustment items.

Real Estate Sales and Financing

Real estate sales and financing segment revenues increased for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 primarily as a result of a $9 million increase in sales revenue due to an increase in commissions and brand fees. Additionally, marketing revenues and financing revenues increased $2 million and $4 million, respectively. Real estate sales and financing segment Adjusted EBITDA increased primarily as a result of a $38 million decrease in cost of VOI sales due to a reduction in the cost of reacquiring inventory from existing owners upgrading into fee-for-service projects and a $12 million increase in sales, marketing, brand and other fees revenue, partially offset by a $26 million increase in sales and marketing expense.

Refer to “—Real Estate” and “—Financing” for further discussion on the revenues and expenses of the real estate sales and financing segment.

Resort Operations and Club Management

Resort operations and club management segment revenues and segment Adjusted EBITDA increased for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 primarily as a result of a $7 million increase in Club management revenue, a $4 million increase in resort management revenue and an $8 million increase in rental and ancillary services revenues, while overall expenses remained flat.

Refer to “—Club and Resort Management” and “—Rental and Ancillary Services” for further discussion on the revenues and expenses of the resort operations and club management segment.

Real Estate

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions, except VPG)	2016	2015	$	%
Contract sales	$554	$526	$28	5.3%
Less adjustments:
Fee-for-service sales(1)	331	321	10	3.1
Loan loss provision	23	17	6	35.3
Reportability and other(2)	(29)	(42)	13	(31.0)

Sales of VOIs, net	$229	$230	(1)	(0.4)

Tour flow	149,715	139,149	10,566	7.6
VPG	$3,493	$3,575	$(82)	(2.3)

(1)	Represents contract sales from fee-for-service properties on which we earn commissions and brand fees.
(2)	Includes adjustments for revenue recognition, including percentage-of-completion deferrals and amounts in rescission, and sales incentives, as well as expenses related to granting credit to customers for their existing ownership when upgrading into fee-for-service projects.

Contract sales increased for the six months ended June 30, 2016 compared to the six months ended June 30, 2015, primarily as a result of an increase in tour flow and telesales, partially offset by a decline in VPG. VPG decreased due to a 3.3 percent decrease in average transaction price primarily due to high sales volume during the six months ended June 30, 2015 in a high priced fee-for-service project that launched in December 2014, partially offset by a 0.25 percentage point increase in close rate in 2016 compared to the prior year.

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Sales of VOIs, net	$229	$230	$(1)	(0.4)%
Sales, marketing, brand and other fees	246	234	12	5.1
Less:
Marketing revenue and other fees	55	53	2	3.8

Sales revenue	420	411	9	2.2

Less:
Cost of VOI sales	66	104	(38)	(36.5)
Sales and marketing expense, net(1)	231	207	24	11.6

Real estate margin	$123	$100	23	23.0

Real estate margin percentage	29.3%	24.3%

(1)	Includes revenue recognized through our marketing programs for existing owners and prospective first-time buyers.

Sales revenue increased for the six months ended June 30, 2016 compared to the six months ended June 30, 2015, primarily as a result of a $10 million increase in commissions and brand fees due to the launch of a new fee-for-service product in late 2015 that resulted in high sales volume during the six months ended June 30, 2016.

Real estate margin and real estate margin percentage increased for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 as result of increased sales revenue and decreased cost of VOI sales, due to a decline in existing owners upgrading into fee-for-service projects, partially offset by higher sales and marketing expense.

Financing

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Interest income	$60	$57	$3	5.3%
Other financing revenue	6	5	1	20.0

Financing revenue	66	62	4	6.5

Consumer financing interest expense	6	7	(1)	(14.3)
Other financing expense	10	9	1	11.1

Financing expense	16	16	—	—

Financing margin	$50	$46	$4	8.7

Financing margin percentage	75.8%	74.2%

Financing revenue and margin increased for the six months ended June 30, 2016 compared to the six months ended June 30, 2015, primarily due to an increase in the loan portfolio and a marginal increase in weighted average interest rates.

Club and Resort Management

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Club management revenue	$39	$32	$7	21.9%
Resort management revenue	26	22	4	18.2

Club and resort management revenues	65	54	11	20.4

Club management expense	10	9	1	11.1
Resort management expense	6	6	—	—

Club and resort management expenses	16	15	1	6.7

Club and resort management margin	$49	$39	$10	25.6

Club and resort management margin percentage	75.4%	72.2%

Club and resort management revenues increased for the six months ended June 30, 2016 compared to the six months ended June 30, 2015, primarily as a result of an increase in Club management revenue due to an increase in net Club members, as well as an increase in transaction volume. Additionally, resort management revenue increased primarily as a result of an 11 percent increase in units open and under management.

Club and resort management margin increased primarily as a result of an increase in Club and resort management revenues.

Rental and Ancillary Services

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Rental revenues	$81	$74	$7	9.5%
Ancillary services revenues	13	12	1	8.3

Rental and ancillary services revenues	94	86	8	9.3

Rental expenses	44	44	—	—
Ancillary services expense	12	11	1	9.1

Rental and ancillary services expenses	56	55	1	1.8

Rental and ancillary services margin	$38	$31	$7	22.6

Rental and ancillary services margin percentage	40.4%	36.0%

Rental and ancillary services revenues increased for the six months ended June 30, 2016 compared to the six months ended June 30, 2015, primarily as a result of an increase in revenues received on transient room rentals and nonrecurring business interruption insurance proceeds of $2 million. Additionally, ancillary services revenues increased due to higher food and beverage sales to our resort guests. Rental and ancillary services margin increased primarily as a result of the increase in rental and ancillary services revenues.

Other Operating Expenses

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Unallocated general and administrative	$27	$20	$7	35.0%
Allocated general and administrative	10	10	—	—

General and administrative	$37	$30	$7	23.3

The increase in general and administrative expenses for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was primarily as a result of spin-off transaction related expenses during the six months ended June 30, 2016.

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Depreciation and amortization	$11	$11	$—	—%
License fee expense	39	36	3	8.3

The increase in license fee expense was as a result of the increase in revenues.

Non-Operating Expenses

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Allocated Parent interest expense	$13	$15	$(2)	(13.3)%
Income tax expense	65	50	15	30.0

The Allocated Parent interest expense included in our condensed consolidated statements of operations relates to the Hilton debt allocated to us. See Note 8: Allocated Parent Debt and Non-recourse Debt in our unaudited condensed consolidated financial statements included elsewhere in this information statement for further discussion. The decrease in allocated Parent interest expense for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was as a result of a $49 million decrease in the allocated Parent debt balance due to debt prepayments.

The increase in income tax expense was primarily as a result of improvements in our operations resulting in an increase in income before taxes.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014 and Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Segment Results

We evaluate our business segment operating performance using segment Adjusted EBITDA, as described in Note 17: Business Segments in our audited consolidated financial statements included elsewhere in this information statement. For a discussion of our definition of EBITDA and Adjusted EBITDA, how management uses it to manage our business and material limitations on its usefulness, refer to “—Key Business and Financial Metrics and Terms Used by Management—EBITDA and Adjusted EBITDA.” The following tables set forth revenues and Adjusted EBITDA by segment, reconciled to consolidated amounts, including net income, our most comparable U.S. GAAP financial measure:

	Year Ended December 31,			2015 vs. 2014 Variance		2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%	$	%
Revenues:
Real estate sales and financing	$1,078	$942	$898	$136	14.4%	$44	4.9%
Resort operations and club management	307	283	239	24	8.5	44	18.4

Segment revenues	1,385	1,225	1,137	160	13.1	88	7.7
Cost reimbursements	110	107	99	3	2.8	8	8.1
Intersegment eliminations(1)	(20)	(15)	(12)	(5)	33.3	(3)	25.0

Total revenues	$1,475	$1,317	$1,224	$158	12.0	$93	7.6

(1)	Refer to Note 17: Business Segments in our audited consolidated financial statements included elsewhere in this information statement for details on the intersegment eliminations.

	Year Ended December 31,			2015 vs. 2014 Variance			2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%		$	%
Adjusted EBITDA:
Real estate sales and financing(2)	$329	$305	$294	$24	7.9%		$11	3.7%
Resort operations and club management(2)	162	144	104	18	12.5		40	38.5

Segment Adjusted EBITDA	491	449	398	42	9.4		51	12.8
Less:
General and administrative(3)	44	34	36	10	29.4		(2)	(5.6)
License fee expense	74	62	56	12	19.4		6	10.7

Adjusted EBITDA	373	353	306	20	5.7		47	15.4
Gain on debt extinguishment	—	—	22	—	NM	(1)	(22)	NM (1)
Other gain, net	—	5	—	(5)	NM	(1)	5	NM (1)
Loss on foreign currency transactions	—	(2)	(5)	2	NM	(1)	3	(60.0)
Share-based compensation expense	(13)	(4)	(22)	(9)	NM	(1)	18	(81.8)
Other adjustment items	(4)	(3)	(12)	(1)	33.3		9	(75.0)

EBITDA	356	349	289	7	2.0		60	20.8
Non-recourse debt interest expense	(13)	(15)	(7)	2	(13.3)		(8)	NM (1)
Allocated Parent interest expense	(29)	(36)	(48)	7	(19.4)		12	(25.0)
Income tax expense	(118)	(113)	(90)	(5)	4.4		(23)	25.6
Depreciation and amortization	(22)	(18)	(16)	(4)	22.2		(2)	12.5

Net income	$174	$167	$128	$7	4.2		$39	30.5

(1)	Fluctuation in terms of percentage change is not meaningful.
(2)	Includes intersegment eliminations. Refer to our table presenting revenues by reportable segment above for additional discussion.
(3)	Excludes share-based compensation and other adjustment items.

Real Estate Sales and Financing

Real estate sales and financing segment revenues increased for the year ended December 31, 2015 compared to 2014 primarily as a result of a $131 million increase in sales revenue. The increase in sales revenue was primarily due to a $159 million increase in commissions and brand fees, partially offset by a $28 million decrease in sales of VOIs, net. Real estate sales and financing segment Adjusted EBITDA increased primarily as a result of the $157 million increase in sales, marketing, brand and other fees revenue, partially offset by the $28 million decrease in sales of VOIs, net and increases in sales and marketing expense and cost of VOI sales of $62 million and $47 million, respectively.

Real estate sales and financing segment revenues increased for the year ended December 31, 2014 from 2013 primarily as a result of a $40 million increase in real estate revenue. The increase in real estate revenue was primarily due to a $41 million increase in commissions and brand fees and a $24 million increase in marketing revenue, partially offset by a $26 million decrease in sales of VOIs, net. Real estate sales and financing segment Adjusted EBITDA increased primarily as a result of the increase in sales, marketing, brand and other fees revenue offset by the increase in sales and marketing expense of $29 million.

Refer to “—Real Estate” and “—Financing” for further discussion on the revenues and expenses of the real estate sales and financing segment.

Resort Operations and Club Management

Resort operations and club management segment revenues increased for the year ended December 31, 2015 compared to 2014 primarily as a result of a $9 million increase in Club management revenue, $4 million increase in resort management revenue and a $6 million increase in rental revenue. Resort operations and club management segment Adjusted EBITDA increased primarily due to the increases in Club and resort management revenues and rental and ancillary services revenues of $13 million and $7 million, respectively, partially offset by increases of $3 million each in Club and resort management expenses and rental and ancillary services expenses.

Resort operations and club management segment revenues increased for the year ended December 31, 2014 compared to 2013 primarily as a result of an $11 million increase in Club management revenue, $9 million increase in resort management revenue and a $21 million increase in rental revenue. Resort operations and club management segment Adjusted EBITDA increased primarily as a result of the increases in Club and resort management revenues and rental and ancillary services revenues of $20 million and $21 million, respectively, partially offset by increases in Club and resort management expenses and rental and ancillary services expenses of $2 million and $3 million, respectively.

Refer to “—Club and Resort Management” and “—Rental and Ancillary Services” for further discussion on the revenues and expenses of the resort operations and club management segment.

Real Estate

	Year Ended December 31,			2015 vs. 2014 Variance		2014 vs. 2013 Variance
($ in millions, except VPG)	2015	2014	2013	$	%	$	%
Contract sales	$1,068	$905	$829	$163	18.0%	$76	9.2%
Less adjustments:
Fee-for-service sales(2)	611	351	258	260	74.1	93	36.0
Loan loss provision	39	35	24	4	11.4	11	45.8
Reportability and other(3)	(74)	(1)	1	(73)	NM (1)	(2)	NM (1)

Sales of VOIs, net	$492	$520	$546	(28)	(5.4)	(26)	(4.8)

Tour flow	287,855	261,853	246,407	26,002	9.9	15,446	6.3
VPG	$3,508	$3,292	$3,221	$216	6.6	$71	2.2

(1)	Fluctuation in terms of percentage change is not meaningful.
(2)	Represents contract sales from fee-for-service properties on which we earn commissions and brand fees.
(3)	Includes adjustments for revenue recognition, including percentage-of-completion deferrals and amounts in rescission, and sales incentives, as well as expenses related to granting credit to customers for their existing ownership when upgrading into fee-for-service projects.

Contract sales increased for the years ended December 31, 2015 and 2014, compared to the respective prior periods, primarily as a result of increases in tour flow and VPG. In 2015, the VPG increase was a result of a 1.06 percentage point increase in close rate attributable to an increase in existing owner tours, as the close rate for owners is generally higher than first-time buyers, and a 0.3 percent increase in average transaction price. The VPG increase in 2014 was a result of a 0.3 percentage point increase in close rate and a 0.4 percent increase in average transaction price.

	Year Ended December 31,			2015 vs. 2014 Variance		2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%	$	%
Sales of VOIs, net	$492	$520	$546	$(28)	(5.4)%	$(26)	(4.8)%
Sales, marketing, brand and other fees	457	300	234	157	52.3	66	28.2
Less:
Marketing revenue and other fees	108	110	85	(2)	(1.8)	25	29.4

Sales revenue	841	710	695	131	18.5	15	2.2

Less:
Cost of VOI sales	173	126	128	47	37.3	(2)	(1.6)
Sales and marketing expense, net(1)	437	379	371	58	15.3	8	2.2

Real estate margin	$231	$205	$196	26	12.7	9	4.6

Real estate margin percentage	27.5%	28.9%	28.2%

(1)	Includes revenue recognized through our marketing programs for existing owners and prospective first-time buyers.

Sales revenue increased for the years ended December 31, 2015 and 2014, compared to the respective prior periods, primarily as a result of increases in commissions and brand fees due to increases in fee-for-service sales of 74 percent and 36 percent, respectively, partially offset by declining sales of VOIs, net.

Sales of VOIs, net decreased for the years ended December 31, 2015 and 2014, compared to the respective prior periods, primarily as a result of the shift in sales mix toward fee-for-service interval sales, aligned to our capital-efficient strategy. We have increased our percentage of fee-for-service sales compared to that of sales of developed or acquired inventory over the last three years, resulting in decreases to sales of VOIs, net and increases in sales, marketing, brand and other fees revenue.

Real estate margin increased for the years ended 2015 and 2014 as a result of the increases in sales revenue. However, real estate margin percentage declined for the year ended December 31, 2015 compared to 2014 due to the lower margin on fee-for-service sales and the higher cost of VOI sales related to the cost of reacquiring inventory that we have developed from existing owners upgrading into fee-for-service projects.

Financing

	Year Ended December 31,			2015 vs. 2014 Variance		2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%	$	%
Interest income	$117	$115	$112	$2	1.7%	$3	2.7%
Other financing revenue	10	6	5	4	66.7	1	20.0

Financing revenue	127	121	117	6	5.0	4	3.4

Consumer financing interest expense	13	15	7	(2)	(13.3)	8	NM (1)
Other financing expense	19	18	15	1	5.6	3	20.0

Financing expense	32	33	22	(1)	(3.0)	11	50.0

Financing margin	$95	$88	$95	$7	8.0	$(7)	(7.4)

Financing margin percentage	74.8%	72.7%	81.2%

(1)	Fluctuation in terms of percentage change is not meaningful.

Financing revenue increased for the year ended December 31, 2015 compared to 2014 primarily as a result of an increase of $4 million in fees generated from servicing the loans provided by third-party developers to purchasers of their VOIs, consistent with the increase in fee-for-service sales. Additionally, interest income increased resulting from a higher outstanding timeshare financing receivables balance. For the year ended December 31, 2014, financing revenue increased compared to 2013 primarily as a result of an increase in interest income from a higher outstanding timeshare financing receivables balance in 2014 than 2013.

Financing margin increased for the year ended December 31, 2015 compared to 2014 primarily as a result of the increase in revenue and no additional securitization transactions occurring in 2015. For the year ended December 31, 2014, financing margin decreased compared to 2013 primarily as a result of the increase in consumer financing interest expense due to a full year of interest expense recognized in 2014 from the Timeshare Facility and the Securitized Debt issued in 2013, as they were entered into in May 2013 and August 2013, respectively, as well as interest expense from the securitization transaction that occurred in June 2014.

Club and Resort Management

	Year Ended December 31,			2015 vs. 2014 Variance		2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%	$	%
Club management revenue	$78	$69	$58	$9	13.0%	$11	19.0%
Resort management revenue	47	43	34	4	9.3	9	26.5

Club and resort management revenues	125	112	92	13	11.6	20	21.7

Club management expense	20	18	16	2	11.1	2	12.5
Resort management expense	12	11	11	1	9.1	—	—

Club and resort management expenses	32	29	27	3	10.3	2	7.4

Club and resort management margin	$93	$83	$65	$10	12.0	$18	27.7

Club and resort management margin percentage	74.4%	74.1%	70.7%

Club and resort management revenues increased for the years ended December 31, 2015 and 2014, compared to the respective prior periods, primarily as a result of increases in Club management revenue due to increases in net Club members, of 20,200 and 17,500, respectively, as well as increases in transaction volume per Club member. Additionally, resort management revenue increased for the years ended December 31, 2015 and 2014, compared to the respective prior periods, primarily as a result of increases in units open and under management of 5 percent and 3 percent, respectively, as well as an increase in management services provided.

Club and resort management margin increased year over year primarily as a result of increases in net Club members, partially offset by slight increases in Club and resort management expenses.

Rental and Ancillary Services

	Year Ended December 31,			2015 vs. 2014 Variance		2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%	$	%
Rental revenues	$140	$134	$113	$6	4.5%	$21	18.6%
Ancillary services revenues	24	23	23	1	4.3	—	—

Rental and ancillary services revenues	164	157	136	7	4.5	21	15.4

Rental expenses	91	87	84	4	4.6	3	3.6
Ancillary services expense	22	23	23	(1)	(4.3)	—	—

Rental and ancillary services expenses	113	110	107	3	2.7	3	2.8

Rental and ancillary services margin	$51	$47	$29	$4	8.5	$18	62.1

Rental and ancillary services margin percentage	31.1%	29.9%	21.3%

Rental and ancillary services revenues increased for the year ended December 31, 2015 compared to 2014 primarily as a result of the increase in rental revenues from increases in occupancy generated from the redemption of prepaid marketing packages and a 3 percent increase in transient rate, partially offset by a 5 percent reduction in transient room nights rented. Rental and ancillary services revenues increased for the year ended December 31, 2014 compared to 2013 primarily as a result of the increase in rental revenues from an 11 percent increase in transient rate.

Rental and ancillary services margin increased for the year ended December 31, 2015 compared to 2014 primarily as a result of the increase in rental revenues, partially offset by the increase in rental expenses primarily associated with the cost of participating in loyalty and partner programs. Rental and ancillary services margin increased for the year ended December 31, 2014 compared to 2013 primarily as a result of the increase in rental revenues, partially offset by increase in rental expenses primarily due to the increase in maintenance fees.

Other Operating Expenses

	Year Ended December 31,			2015 vs. 2014 Variance		2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%	$	%
Unallocated general and administrative	$44	$32	$32	$12	37.5%	$—	—%
Allocated general and administrative	13	8	38	5	62.5	(30)	(78.9)

General and administrative	$57	$40	$70	$17	42.5	$(30)	(42.9)

The increase in unallocated general and administrative expenses for the year ended December 31, 2015 compared to 2014 was primarily as a result of a $3 million increase in share-based compensation expense and increases in salaries and wages. Allocated general and administrative expenses increased primarily as a result of an increase of $3 million in share-based compensation expense related to the executive compensation plan in place prior to Hilton’s initial public offering (“IPO”) as the remaining shares fully vested in 2015.

General and administrative expenses for the year ended December 31, 2014 decreased compared to 2013 as a result of a decrease in allocated general and administrative primarily from a $20 million decrease in share-based compensation expense due to a plan modification that occurred in conjunction with Hilton’s IPO in 2013, which resulted in the immediate accelerated vesting of a portion of the awards.

	Year Ended December 31,			2015 vs. 2014 Variance		2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%	$	%
Depreciation and amortization	$22	$18	$16	$4	22.2%	$2	12.5%
License fee expense	74	62	56	12	19.4	6	10.7

The increases in depreciation and amortization expense year over year were primarily as a result of capitalized software costs placed into service each year. The increases in license fee expense year over year were as a result of increases in revenues during those periods.

Non-Operating Expenses

	Year Ended December 31,			2015 vs. 2014 Variance		2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%	$	%
Allocated Parent interest expense	$29	$36	$48	$(7)	(19.4)%	$(12)	(25.0)%
Gain on debt extinguishment	—	—	22	—	—	(22)	(100.0)
Other gain, net	—	5	—	(5)	(100.0)	5	NM (1)
Loss on foreign currency transactions	—	2	5	(2)	(100.0)	(3)	(60.0)
Income tax expense	118	113	90	5	4.4	23	25.6

(1)	Fluctuation in terms of percentage change is not meaningful.

The Allocated Parent interest expense included in our consolidated statements of operations relates to the Hilton debt allocated to us. See Note 2: Basis of Presentation and Summary of Significant Accounting Policies and Note 10: Allocated Parent Debt and Non-recourse Debt in our audited consolidated financial statements included elsewhere in this information statement for further discussion. The decreases in allocated Parent interest expense year over year were as a result of decreases in allocated Parent debt due to prepayments of $87 million and $112 million applied to our portion of allocated Parent debt during the years ended December 31, 2015 and 2014, respectively. The gain on debt extinguishment during the year ended December 31, 2013 related to Hilton’s debt refinancing, of which a portion was allocated to us.

Other gain, net during the year ended December 31, 2014 related to a gain recognized from the sale of two land parcels.

Loss on foreign currency transactions during the years ended December 31, 2014 and 2013 primarily related to certain of our timeshare financing receivables denominated in Japanese yen.

The increases of income tax expenses year over year were primarily as a result of improvements in our operations resulting in increases in income before taxes.

Liquidity and Capital Resources

Overview

As of June 30, 2016, we had total cash of $75 million, including $72 million of restricted cash. The majority of our restricted cash balance relates to escrowed cash from our sales of our VOIs.

Our known short-term liquidity requirements primarily consist of funds necessary to pay for operating expenses and other expenditures, including payroll and related benefits, legal costs, operating costs associated with the operation of our resorts and sales centers, interest and scheduled principal payments on our outstanding indebtedness and capital expenditures for renovations and maintenance at our offices and sales centers. Our long-term liquidity requirements primarily consist of funds necessary to pay for scheduled debt maturities, purchase commitments and costs associated with potential acquisitions and development projects.

We finance our business activities primarily with existing cash, cash generated from our operations and through securitizations of our timeshare financing receivables. We believe that this cash will be adequate to meet anticipated requirements for operating expenses and other expenditures, including payroll and related benefits, legal costs and capital expenditures for the foreseeable future. The objectives of our cash management policy are to maintain the availability of liquidity, minimize operational costs, make debt payments and fund future acquisitions and development projects. Further, we have an investment policy that is focused on the preservation of capital and maximizing the return on new and existing investments.

Historically, any net cash generated by our business has been transferred to Hilton, where it has been centrally managed. Transfers of cash to and from Hilton have been reflected as a component of Total Parent deficit in our consolidated balance sheets and Net transfers to Parent in our consolidated statements of cash flows. Until the spin-off is completed, we will continue to be part of Hilton’s centralized treasury management function.

We expect to complete one or more financing transactions on or prior to the completion of the spin-off. See “Description of Certain Indebtedness.”

Sources and Uses of Our Cash

The following table summarizes our net cash flows and key metrics related to our liquidity:

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Net cash provided by (used in):
Operating activities	$89	$33	$56	169.7%
Investing activities	(17)	(10)	(7)	70.0
Financing activities	(73)	(23)	(50)	217.4

	Year Ended December 31,			2015 vs. 2014 Variance		2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%	$	%
Net cash provided by (used in):
Operating activities	$131	$213	$196	$(82)	(38.5)%	$17	8.7%
Investing activities	(18)	(11)	(17)	7	63.6	6	(35.3)
Financing activities	(111)	(202)	(178)	91	(45.0)	(24)	13.5

Operating Activities

Cash flow from operating activities is primarily generated from (1) sales and financing of VOIs and (2) net cash generated from managing our resorts and the Club and providing related ancillary services. Outflows primarily include spending for the acquisition of inventory, development of new phases of existing resorts and funding our working capital needs. Our cash flows from operations generally vary due to the following factors related to the sale of our VOIs: timing of the closing and release of any related funds from escrow; the degree to which our owners finance their purchase and our owners’ repayment of timeshare financing receivables; the timing of management and sales and marketing services provided; and cash outlays for VOI inventory acquisition and development. Additionally, cash flow from operations will also vary depending upon our sales mix of VOIs; we generally receive more cash from the sale of an owned VOI as compared to that from a fee-for-service sale.

As a measure of our capital efficiency, we compare the cash outflow from our VOI inventory spending to the cost of VOI sales. Given the level of VOI inventory on hand, as well as the capital efficiency resulting from our capital-efficient transactions, our spending for VOI inventory remained below the amount of VOI inventory costs for each of the years ended December 31, 2015, 2014 and 2013 and for the six months ended June 30, 2015. The following is a summary of our VOI inventory spending less cost of VOI sales:

	Six Months Ended June 30,		Year Ended December 31,
($ in millions)	2016	2015	2015	2014	2013
VOI inventory spending	$(32)	$(31)	$(93)	$(98)	$(100)
Cost of VOI sales	46	67	114	119	122

VOI inventory spending less than cost of VOI sales	$14	$36	$21	$21	$22

The $56 million increase in net cash provided by operating activities during the six months ended June 30, 2016 compared to the six months ended June 30, 2015, was primarily a result of improved operating results in both segments, a release of $34 million of restricted cash associated with the completion of a resort phase and by decreased uses of cash for other working capital requirements.

The $82 million decrease in net cash provided by operating activities during the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily as a result of the shift in product mix to more fee-for-service sales and less sales of owned VOIs. Additionally, there was a $27 million increase in net issuances of timeshare financing receivables primarily due to a decrease in collections, and a $21 million increase in escrow deposits, offset by improved operating results in each of our business segments.

The $17 million increase in net cash provided by operating activities during the year ended December 31, 2014, compared to the year ended December 31, 2013 was attributable to improved operating results in each of our business segments, offset by a $23 million increase in net issuances timeshare financing receivables.

Investing Activities

Our net cash used in investing activities was as follows:

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Capital expenditures for property and equipment	$(14)	$(8)	$(6)	75.0%
Software capitalization costs	(3)	(2)	(1)	50.0

Net cash used in investing activities	$(17)	$(10)	$(7)	70.0

	Year Ended December 31,			2015 vs. 2014 Variance			2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%		$	%
Capital expenditures for property and equipment	$(12)	$(12)	$(9)	$—	—%		$(3)	33.3%
Proceeds from asset dispositions	—	6	—	(6)	NM	(1)	6	NM (1)
Software capitalization costs	(6)	(5)	(8)	(1)	20.0		3	(37.5)

Net cash used in investing activities	$(18)	$(11)	$(17)	$7	63.6		$(6)	(35.3)

(1)	Fluctuation in terms of percentage not meaningful.

Our capital expenditures include spending related to technology and buildings and leasehold improvements used to support sales and marketing locations, resort operations and corporate activities. We believe the maintenance and renovations of our existing assets are necessary to stay competitive in the markets in which we operate.

Financing Activities

Our net cash used in financing activities was as follows:

	Six Months Ended June 30,		2016 vs 2015 Variance
($ in millions)	2016	2015	$	%
Repayment of non-recourse debt	$(58)	$(68)	$10	(14.7)%
Change in restricted cash	—	4	(4)	(100.0)
Allocated Parent debt activity	—	(36)	36	NM (1)
Net transfers from (to) Parent	(15)	77	(92)	(119.5)

Net cash used in financing activities	$(73)	$(23)	$(50)	217.4

(1)	Fluctuation in terms of percentage change is not meaningful.

	Year Ended December 31,			2015 vs. 2014 Variance		2014 vs. 2013 Variance
($ in millions)	2015	2014	2013	$	%	$	%
Issuance of non-recourse debt	$—	$350	$950	$(350)	(100.0)%	$(600)	(63.2)%
Repayment of non-recourse debt	(125)	(391)	(278)	266	(68.0)	(113)	40.6
Debt issuance costs	—	(6)	(6)	6	(100.0)	—	—
Change in restricted cash	8	(4)	(20)	12	NM (1)	16	(80.0)
Allocated Parent debt activity	(87)	(112)	(667)	25	(22.3)	555	(83.2)
Net transfers from (to) Parent	95	(39)	(157)	134	NM (1)	118	(75.2)
Distribution to Parent	(2)	—	—	(2)	NM (1)	—	NM (1)

Net cash used in financing activities	$(111)	$(202)	$(178)	$91	(45.0)	$(24)	13.5

(1)	Fluctuation in terms of percentage change is not meaningful.

The $50 million increase in net cash used in financing activities for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was primarily attributable to higher net transfers to Parent, partially offset by a decrease in allocated Parent debt activity for the voluntary prepayment of our Term Loan.

The change in net cash used in financing activities for the years ended December 31, 2015, 2014 and 2013 was primarily related to allocated Parent debt activity, net transfers to (from) Parent and the issuance and repayment of our non-recourse debt. In 2013, we entered into the Timeshare Facility under which we had total borrowings of $700 million. We also issued $250 million in Securitized Debt and used the proceeds to pay down the outstanding borrowings of the Timeshare Facility. In 2014, we issued $350 million of Securitized Debt and a majority of the proceeds were used to pay down the Timeshare Facility borrowings. The principal payments received from customers on our securitized timeshare financing receivables are used to pay down our Securitized Debt in the month following receipt.

Allocated Parent Debt and Non-recourse Debt

The Allocated Parent debt in our consolidated balance sheets represents Hilton debt, net of related deferred loan costs, allocated to our stand-alone financial statements as discussed in Note 2: Basis of Presentation and Summary of Significant Accounting Policies in our audited consolidated financial statements included elsewhere in this information statement. See Note 11: Related Party Transactions in our unaudited condensed consolidated financial statements and Note 16: Related Party Transactions in our audited consolidated financial statements included elsewhere in this information statement for detail on net Parent transfers.

As of June 30, 2016 and December 31, 2015, our total indebtedness, net of deferred financing costs, was approximately $1,080 million and $1,136 million, respectively, including $445 million and $502 million, respectively, of non-recourse debt. See Note 8: Allocated Parent Debt and Non-recourse Debt in our unaudited condensed consolidated financial statements included elsewhere in this information statement for further discussion on our total indebtedness and debt repayments.

The obligations of the allocated debt are unconditionally and irrevocably guaranteed by us, excluding our subsidiaries that are prohibited from providing guarantees as a result of the agreements governing our Timeshare Facility and/or our Securitized Debt and our foreign subsidiaries.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2015:

	Payments Due by Period
($ in millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Allocated Parent debt(1)	$778	$27	$52	$523	$176
Non-recourse debt(1)	541	123	277	75	66
Operating leases	34	11	11	8	4
Purchase commitments	206	16	8	182	—

Total contractual obligations	$1,559	$177	$348	$788	$246

(1)	Includes principal, as well as estimated interest payments. For our variable-rate debt, we have assumed a constant 30-day LIBOR rate of 0.36 percent as of December 31, 2015.

As of June 30, 2016, our contractual obligations have not materially changed from the fiscal year ended December 31, 2015.

The following table summarizes our significant contractual obligations as of December 31, 2015, after giving effect to the pro forma financing transactions described in “Unaudited Pro Forma Consolidated Financial Statements” and the accompanying notes:

Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
(in millions)
Debt(1)	$	$	$	$	$
Operating leases
Purchase commitments

Total contractual obligations	$	$	$	$	$

(1)	Includes principal, as well as estimated interest payments. For our variable-rate debt, we have assumed a constant 30-day LIBOR rate of 0.36 percent as of December 31, 2015.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements as of December 31, 2015, consisted of $206 million of certain commitments with developers whereby we have committed to purchase vacation ownership units at a future date to be marketed and sold under our Hilton Grand Vacations brand. The ultimate amount and timing of the acquisitions is subject to change pursuant to the terms of the respective arrangements, which could also allow for cancellation in certain circumstances, see Note 18: Commitments and Contingencies in our audited consolidated financial statements included elsewhere in this information statement for additional information.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. We believe that of our significant accounting policies, which are described in Note 2: Basis of Presentation and Summary of Significant Accounting Policies in our audited consolidated financial statements included elsewhere in this information statement, the following accounting policies are critical because they involve a higher degree of judgment, and the estimates required to be made are based on assumptions that are inherently uncertain. As a result, these accounting policies could materially affect our financial position, results of operations and related disclosures. On an ongoing basis, we evaluate these estimates and judgments based on historical experiences and various other factors that are believed to reflect the current circumstances. While we believe our estimates, assumptions and judgments are reasonable, they are based on information presently available. Actual results may differ significantly from these estimates due to changes in judgments, assumptions and conditions as a result of unforeseen events or otherwise, which could have a material effect on our financial position or results of operations.

Revenue Recognition

Our revenue recognition associated with sales of VOIs requires significant estimates. Revenue is generally recognized after the period of cancellation with refund has expired, the buyer has demonstrated a sufficient level of initial and continuing investment, and the receivables are deemed collectible. We determine the portion of revenues to recognize for VOI sales using the percentage-of-completion method, which requires judgments and estimates, including the total estimated costs of the project. Changes in projections of the costs could lead to adjustments to the percentage-of-completion status of a project, which may result in differences in the timing and amount of revenues and profits recognized from the projects.

Inventory and Cost of Sales

We use the relative sales value method of costing our VOI sales and relieving inventory, which requires us to make estimates subject to significant uncertainty. The estimates include future sales prices and volume, provisions for loan losses on financed sales of VOIs, sales incentives, projected future cost and volume of recoveries, including inventory reacquired from our upgrade programs. We aggregate these factors to calculate total net cost of sales of VOIs as a percentage of net sales of VOIs and apply this ratio to allocate the cost of sales to recognized sales of VOIs. The effect of changes in these estimates over the life of a project are recognized on a retrospective basis through corresponding adjustments to inventory and cost of sales in the period in which the estimates are revised.

Due to the application of the retrospective adjustments, small changes in any of our estimates, including changes in our development and sales strategies could have a material effect on the carrying value of certain projects and inventory. We monitor our projects and inventory on an ongoing basis and complete an evaluation each reporting period to ensure that the inventory is stated at the lower of cost or fair value less cost to sell. In addition, we continually assess our VOI inventory and, if necessary, impose pricing adjustments to modify sales pace.

Allowance for Loan Losses

The allowance for loan losses is related to the receivables generated by our financing of VOI sales, which are secured by the underlying timeshare properties. We determine our timeshare financing receivables to be past due based on the contractual terms of the individual mortgage loans. We use a technique referred to as static pool analysis as the basis for determining our general reserve requirements on our timeshare financing receivables. The adequacy of the related allowance is determined by management through analysis of several factors requiring judgment, such as current economic conditions and industry trends, as well as the specific risk characteristics of the portfolio, including assumed default rates.

Changes in the estimates used in developing our default rates could result in a material change to our allowance. A 0.5 percentage point increase to our default rates used in the allowance calculation would increase our allowance for loan losses by approximately $7 million.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using currently enacted tax rates. We regularly review our deferred tax assets to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions may increase or decrease our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially affect our consolidated financial statements.

We use a prescribed more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return if there is uncertainty in income taxes recognized in the financial statements. Assumptions and estimates are used to determine the more-likely-than-not designation. Changes to these assumptions and estimates can lead to an additional income tax benefit (expense), which can materially change our consolidated financial statements.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. An estimated loss from a loss contingency should be accrued by a charge to income if it is probable and the amount of the loss can be reasonably estimated. Significant judgment is required when we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially affect our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates, currency exchange rates and debt prices. We manage our exposure to these risks by monitoring available financing alternatives, through pricing policies that may take into account currency exchange rates, and historically through Hilton entering into derivative arrangements on our behalf. We will continue to evaluate our exposure to fluctuations in interest rates and foreign currency rates and how to manage such exposure in the future when we are separated from Hilton.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate debt on our Timeshare Facility, which is without recourse to us. The interest rate is based on one-month LIBOR and we are most vulnerable to changes in this rate.

We intend to securitize timeshare financing receivables in the asset-backed financing market on a regular basis. We expect to secure fixed rate funding to match our fixed rate timeshare financing receivables. However, if we have floating rate debt in the future, we will monitor the interest rate risk and evaluate opportunities to mitigate such risk through the use of derivative instruments.

To the extent we assume variable rate indebtedness in the future, any increase in interest rates beyond amounts covered under any corresponding derivative financial instruments, particularly if sustained, could have an adverse effect on our net income, cash flows and financial position. We cannot assure that any hedging transactions we enter into will adequately mitigate the adverse effects of interest rate increases or that counterparties in those transactions will honor their obligations.

The following table sets forth the contractual maturities, average interest rates and the total fair values as of December 31, 2015 for our financial instruments that are materially affected by interest rate risk:

		Maturities by Period
($ in millions)	Average Interest Rate	2016	2017	2018	2019	2020	There- after	Face Value	Fair Value
Assets:
Securitized timeshare financing receivables	12.10%	$58	$59	$59	$55	$50	$86	$367	$367
Unsecuritized timeshare financing receivables	11.40	83	70	72	74	75	341	715	713
Liabilities:
Allocated Parent debt	4.06	—	—	—	—	474	168	642	649
Non-recourse debt	1.76	111	215	48	38	29	65	506	506

Foreign Currency Exchange Rate Risk

Though the majority of our operations are conducted in United States dollar (“U.S. dollar”), we are exposed to earnings and cash flow volatility associated with changes in foreign currency exchange rates. Our principal exposure results from our timeshare financing receivables denominated in Japanese yen, the value of which could change materially in reference to our reporting currency, the U.S. dollar. A 10 percent increase in the foreign exchange rate of Japanese yen to U.S. dollar would increase our gross timeshare financing receivables by less than $1 million.

THE TIMESHARE INDUSTRY

The timeshare industry, also known as the vacation ownership industry, is one of the fastest growing segments of the global travel and tourism sector. Typically, by purchasing a VOI, the purchaser acquires either a fee simple interest in a property equivalent to annual usage rights at the owner’s home resort, or an annual allotment of points that can be redeemed in exchange for stays at properties included in the timeshare company’s multi-resort vacation network or for other vacation options available through the company’s exchange program. According to a 2015 survey commissioned by ARDA International Foundation (“AIF”), 69% of resorts responding had some form of points-based product, which was also the most common product type at resorts in active sales. Vacation ownership products generally offer alternatives that allow vacationers to choose the product that best suits their lifestyle and travel preferences, including location, size of accommodation and time of year. Relative to hotel rooms, vacation ownership units typically offer more spacious floor plans and residential features, such as living rooms, fully equipped kitchens and dining areas. Owners of VOIs also benefit from a cost structure that does not fluctuate on a daily basis. Compared to owning a vacation home in its entirety, key advantages of vacation ownership products typically include a lower up-front acquisition cost, lower annual expenses, resort-style features and services, and often an established infrastructure to exchange usage rights for stays across multiple locations.

According to the Owner’s Report—Shared Vacation Ownership, 2014 edition, prepared by HSR Associated for AIF, approximately nine million families (8% of U.S. households) own a vacation ownership product. The typical timeshare customer places value on long-term vacation savings, resort location and certainty of quality accommodations. Owners of VOIs enjoy having a home away from home and spending time with family, while having the benefits of resort-like amenities and services without the additional costs and inconvenience associated with the ownership of a second home. Timeshare customers also value the flexibility provided by today’s vacation exchange programs and remain owners because of the options available through these programs. Average annual timeshare resort occupancy rose to approximately 80% in 2015, compared to approximately 66% occupancy at U.S. hotels, which we believe is attributable to owners traveling more and being less likely to cancel their travel plans. The majority of VOI owners are above the age of 50, with 78% being married or in a committed relationship and 34% having children living at home. The median household income of owners is $89,500, with 90% owning their own home and 67% being college graduates. However, today’s VOI owners are increasingly younger and more diverse. New owners are nearly 12 years younger than all VOI owners as a group, with 39% between the ages of 35 and 49 and 30% under the age of 35, and 42% of new owners are African American or Hispanic. Today’s VOI owners are also savvy consumers, with 75% having some form of interaction with vacation ownership before buying and 35% attending multiple sales presentations.

Timeshare Sales Since 1974

Source: AIF, State of the Vacation Timeshare Industry—Shared Vacation Ownership, 2016 edition.

Vacation ownership sales in the United States increased by over 800% between 1984 and 2015. This growth is mostly due to the expansion of established timeshare developers as well as the entrance into this market of well-known lodging and entertainment companies, such as Hilton, Four Seasons Hotels & Resorts, Hyatt Hotels, Marriott International, Starwood Hotels & Resorts, The Walt Disney Company and Wyndham Worldwide, which have stabilized the industry. The industry’s growth can also be attributed to the evolution of VOIs from a fixed- or floating-week product, which provides annual usage rights at the same property every year, to membership in multi-resort vacation networks, which offer a more flexible vacation experience.

The U.S. timeshare industry experienced a contraction in 2008 and 2009 as a result of the overall economic recession, during which time developers generally managed their businesses at lower tour flow and sales levels by removing less efficient sales channels, closing underperforming sales centers, cutting inventory spending and curtailing development activity, thus also reducing their need for liquidity. However, increasing demand for timeshare ownership and several macroeconomic trends suggest the industry remains well-positioned for strong future growth. While the volume of timeshare sales reached $10.6 billion in 2007, sales were only $8.6 billion in 2015. Although the sales volume has been on a strong growth trajectory since 2009, sales remain below peak levels. In addition, there is also growing interest in expansion to markets outside of Florida, Hawaii, Las Vegas, Orlando and Arizona, where timeshare resorts have traditionally been concentrated. Further areas of expansion include international markets such as Asia and Latin America, as well as urban areas that are already popular vacation destinations.

The evolution of the timeshare product and consumer demands, together with the expansion of established developers and entry of large lodging and entertainment companies, have created high barriers to entry. Barriers to entry include acquisition and development capital requirements, size of vacation networks, sales and marketing infrastructure and costs, and access to securitization, equity and debt capital markets. Many companies in the industry also enjoy a competitive advantage based on their size and scale. In addition, the industry, which remains somewhat fragmented, is also currently experiencing consolidation activity, which has been an attractive strategy to acquire new owners that serve as a source of additional sales, generate more predictable property management revenues, take over existing loan portfolios and drive economies of scale.

Companies in the industry are typically engaged in resort development and inventory sourcing, marketing and sales, financing activities and resort operations. Timeshare companies are increasingly looking to source inventory through transactions that minimize the capital investment traditionally required to increase their inventory pipeline for future sales. Timeshare companies have also sought to minimize product cost by sourcing inventory through buyback programs in which inventory is repurchased in the secondary market, or by recovering inventory as a result of owner maintenance fee or loan defaults. While buyback programs and recoveries result in higher margins, overdependence on these methods of sourcing can front-load revenues at the expense of future growth and have a negative effect on net owner growth.

BUSINESS

HGV is a rapidly growing timeshare company that markets and sells VOIs, manages resorts in top leisure and urban destinations, and operates a points-based vacation club. Our 46 resorts, representing 7,576 units, are located in iconic vacation destinations such as the Hawaiian Islands, New York City, Orlando and Las Vegas, and feature spacious, condominium-style accommodations with superior amenities and quality service. Through the Club, our approximately 260,000 members have the flexibility to exchange their VOIs for stays at any Hilton Grand Vacations resort or any property in the Hilton system of 12 industry-leading brands across more than 4,600 hotels, as well as numerous experiential vacation options, such as cruises and guided tours.

Our compelling VOI product allows customers to advance purchase a lifetime of vacations. Because our VOI owners generally purchase only the vacation time they intend to use each year, they are able to efficiently split the full cost of owning and maintaining a vacation residence with other owners. Our customers also benefit from the high-quality amenities and service at our Hilton-branded resorts. Furthermore, our points-based platform offers members tremendous flexibility, enabling us to more effectively adapt to their changing vacation needs over time. Building on the strength of that platform, we continuously seek new ways to add value to our Club membership, including enhanced product offerings, greater geographic distribution, broader exchange networks and further technological innovation, all of which drive better, more personalized vacation experiences and guest satisfaction.

As innovators in the timeshare business, we have successfully transformed from a highly capital-intensive business to a capital-efficient model by pursuing an inventory strategy focused on fee-for-service and just-in-time inventory acquisition.

Inventory Sources as a Percentage of 2015 Contract Sales

•    “Fee-for-service” refers to VOI inventory we sell and manage on behalf of third-party developers.

•    “Just-in-time” refers to VOI inventory primarily sourced in transactions that are designed to closely correlate the timing of the acquisition with our sale of that inventory to purchasers.

•    “Developed” refers to VOI inventory sourced from projects developed by HGV.

Fee-for-service sales require virtually no capital investment on our part and provide us the flexibility to invest capital selectively. In 2015, our fee-for-service transactions represented 58% of contract sales, up from 0% in 2009. Based on our 2015 sales pace, we have access to more than six years of future inventory, with capital efficient arrangements representing approximately 85% of that supply. This visibility into our long-term supply allows us to efficiently manage inventory to meet predicted sales, reduce capital investments, minimize our exposure to the cyclicality of the real estate market and mitigate the risks of entering new markets.

The strength of our platform, coupled with what we believe is the industry’s most capital-efficient inventory sourcing model, has led to:

•	Robust sales growth over the course of the cycle with contract sales increasing at a CAGR of 7.9% from 2007 to 2015, outperforming the industry, which experienced a decline of 2.6% over the same period;

•	Strong net owner growth with Club membership increasing at a 9% CAGR over the last four years to total approximately 260,000 members as of June 30, 2016;

•	Approximately 60% of our contract sales in the last five years coming from new owners;

•	Dramatically reduced capital requirements with inventory investment decreasing from an annual average of $405 million during 2007 and 2008 to $96 million during 2014 and 2015;

•	Significant cash flow from operations of over $1 billion from 2011 to 2015;

•	Strong segment Adjusted EBITDA margin of 35.5% in 2015, up 510 basis points since 2011;

•	Meaningfully improved return on invested capital from 2011 to 2015 by 28.8 percentage points to 41.3% in 2015; and

•	Total revenues of $1.5 billion, net income of $174 million and Adjusted EBITDA of $373 million for the year ended December 31, 2015, representing impressive growth of 46%, 139% and 75%, respectively since 2011.

After the spin-off, we expect to further capitalize on our competitive advantages as we fully activate our business, benefiting from a dedicated management team and independent capital resources. Over time, we plan to target a 50/50 mix between fee-for-service and owned sales as we believe this mix will optimize earnings growth, free cash flow production and returns on invested capital. We also will maintain an exclusive, long-term relationship with Hilton, through which our Club members will continue to have access to Hilton’s award-winning guest loyalty program and global portfolio of hotels, and we will continue to benefit from the strength and scale of Hilton’s robust commercial services platform. We expect to collaborate with Hilton and other third-parties on timeshare development opportunities in new and existing locations and across chain scale segments.

See “Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data” for our definitions of contract sales, Adjusted EBITDA and return on invested capital and for reconciliations to measures calculated in accordance with GAAP.

Our Competitive Strengths

We believe the following competitive strengths position us as a leader and innovator in the timeshare industry.

•	Exceptional Vacation Offerings. Our upscale resort collection features spacious, studio to three-bedroom condominium-style accommodations in high-demand destinations such as New York City, Orlando, the Hawaiian Islands and Las Vegas. We offer superior amenities such as full kitchens, in-unit washers and dryers, spas and kids’ clubs along with beach-front locations and the quality service that is synonymous with the Hilton name. We keep our properties modern through diligent use of reserves funded by HOAs, which are deployed to update our properties on average every five years, resulting in consistent high property and service ratings. In addition, purchasers of our VOIs are enrolled in our flexible, points-based Hilton Grand Vacations Club exchange program, giving each member an annual allotment of Club points representing their owned interest and offering an attractive value proposition. Members have the ability to use their points for a variety of vacation options, including a priority reservation period at their home resort where their VOI is deeded, stays at any Hilton Grand Vacations resort, conversion to Hilton HHonors points, access to RCI’s vacation exchange network and exchanges for experiential travel alternatives.

•	Large and Growing Loyal Member Base. We have a loyal base of approximately 260,000 members, which has more than doubled since 2007, growing at a CAGR of nearly 9%. Yet, we continue to see tremendous growth opportunities across regions and demographics. Approximately 74% of our members were located in the United States, 20% in Japan and 6% in other international locations as of June 30, 2016. Based on information available to us, Millennials and Generation Xers made up nearly half of our first time buyers in the U.S. in 2015 and represent a growing and attractive demographic. Approximately 60% of our contract sales in the last five years were to new members, which benefits future sales given that for every dollar of initial VOI purchases by new members, we expect those members will on average purchase approximately another dollar of additional VOI product over the lifetime of their membership. We continuously strive to enhance Club value and our approximately 7,500 employees are committed to providing our members with exceptional service and cultivating member loyalty.

•	High-quality Customers. We consider our customer base to be among the highest quality in the industry, with our U.S. members having an average annual income level of greater than $100,000, meaningfully above the national average, a high percentage of home ownership and a frequent traveler profile. Additionally, our customers had a weighted average FICO score of 745 for new loan originations to U.S. and Canadian borrowers over the past three years, making them attractive purchasers. Our members’ creditworthiness is further demonstrated by low levels of HOA maintenance fee delinquencies, which averaged only 2.5% since 2011 compared to an annual range of 8% to 12% for the industry from 2011 to 2015. Additionally, our consumer loan portfolio has experienced low default rates of approximately 3% over the last several years.

•	Long-term Recurring Revenue Streams. Our platform drives highly predictable, long-term recurring revenue streams through annual Club membership dues and exchange fees and from our management agreements with HOAs. Further, unlike traditional revenue-based hotel-management fees, our management fees are generally unaffected by changes in rental rate or occupancy, making them less susceptible to market downturns. Since our inception in 1992, no management agreement at any of our developed or fee-for-service properties has been terminated or lapsed. As a result of these recurring revenue streams, our resort operations and club management segment Adjusted EBITDA represented 43% of our total Adjusted EBITDA in 2015.

•	Highly Effective Marketing and Sales Model. Our data-driven, affinity-based marketing approach combined with our scaled and disciplined sales process has delivered consistent sales and new member growth over the past five years. By conducting our marketing and sales activities in large markets with high levels of inbound tourism, we are able to generate year-round tour flow, making it more cost effective to reach potential new members and therefore increasing margins. The efficiency of our sales and marketing is demonstrated by our real estate margin percentage of 27.5% in 2015. In addition, our targeted direct marketing enables us to reach customers who already have an affinity with Hilton and meet our high financial standards. As a result of our marketing expertise and our relationship with Hilton, our tour flow increased at a CAGR of 10.4% between 2007 and 2015. Importantly, we have the ability to scale our model by cross-marketing and cross-selling our resorts as well as employing effective hiring practices, proprietary training and advanced technology platforms. In Japan, for example, we have successfully sold our products in Hawaii using our off-site sales model, resulting in a Japanese member base of approximately 52,500 as of June 30, 2016. Our track record of contract sales growth even during the 2008 to 2010 market downturn demonstrates the effectiveness of our distribution model and sales execution.

•

Capital-efficient Business Model. We are an industry leader in capital-efficient VOI sales, which represented 78% of our contract sales in 2015. Of these sales, fee-for-service represented 58% and just-in-time represented 20%. Since our first fee-for-service project in 2010, we have entered into 10 fee-for-service deals, which have contributed approximately 160,000 VOIs to our total supply. Our capital requirements have reduced dramatically as a result, producing strong cash flow and higher returns on invested capital. As we transitioned from capital-intensive real estate development to a more capital-

efficient business model, our inventory investment decreased from an annual average of $405 million during 2007 and 2008 to $96 million during 2014 and 2015. In addition, we generated cash flow from operations of over $1 billion between 2011 and 2015. Further, our relationships with some of the largest and most sophisticated real estate investors in the world, including Blackstone, Goldman Sachs, Centerbridge and Strand Capital Group, have given us access to a wide range of capital partners and the credibility to execute deals in diverse markets. As a result of our efforts, all inventory sources are projected to supply us with access to more than six years of future inventory based on our 2015 sales pace, with capital efficient arrangements representing approximately 85% of that supply.

•	Exclusive, Long-term Relationship with Hilton. Our relationship with Hilton connects us with a portfolio of globally recognized, market-leading hospitality brands and a superior exchange network and gives us exclusive access to a large and growing base of loyal customers and a powerful network of commercial services. With a nearly 100-year pedigree in the hospitality industry, Hilton is one of the largest and fastest growing hospitality companies in the world, with over 4,600 properties in 104 countries and territories as of June 30, 2016. Our long-term license agreement with Hilton will give us the exclusive right to market, sell and rent VOI inventory and manage resorts under the Hilton Grand Vacations brand. In 2015, 93% of Club points redeemed were used within the Hilton system by members to stay at the home resort where their VOI is deeded, exchange within our Club or convert their Club points to HHonors points for hotel stays. We believe this loyalty to the Hilton system demonstrates high member satisfaction, attracts new Club members and rental guests, and lowers our customer acquisition costs. Furthermore, our products should command a higher price point given the strength of Hilton’s brand portfolio and reputation for exceptional service and quality. We believe our relationship with Hilton and access to its formidable platform are significant competitive advantages that position us for strong future growth.

•	Experienced and Execution-focused Management Team. Our experienced management team is headed by Mark D. Wang, our President and Chief Executive Officer, who has led Hilton’s global timeshare operations since 2008, including our successful transition to a capital-efficient business model. Mr. Wang has 35 years of experience in the timeshare industry, and our executive officers have an average of years in the timeshare and hospitality industries. With this experience, our management team has created a lean and nimble organizational structure, which allows us to respond quickly and effectively to opportunities and dynamic market conditions. By fostering a culture with a strong focus on execution and operational effectiveness, management empowers our employees to respond to our members’ and guests’ needs and provide each of them with a unique and memorable experience.

Our Business and Growth Strategies

Our goal is to create long-term value by delivering a lifetime of exceptional vacation experiences to our loyal and growing membership base and leveraging our capital-efficient business model to drive strong returns on invested capital, free cash flow and bottom-line growth. The following are key elements of our strategy to accomplish this goal:

•	Grow Vacation Sales. We intend to continue growing contract sales by pursuing a balanced mix of sales to new and existing members. We expect to drive growth by enhancing the value of Club membership and expanding our highly effective sales distribution model within and outside of our existing markets. As part of this strategy, we will continue to pursue opportunities in large urban and resort markets with strong inherent demand such as Washington, D.C. and Maui, Hawaii. Over time, we intend to continue expanding our marketing and sales operations in Japan and explore opportunities for in-market product offerings to those customers. We already have experienced strong growth in Japan, with an increase of 130% in contract sales from 2007 to 2015, and believe we can leverage our success to further expand in Japan and across select Asian markets. We also will pursue growth opportunities by exploring additional development opportunities within the Hilton portfolio and expanding our marketing partnerships.

•	Grow Our Member Base. We have experienced 23 consecutive years of net owner growth. As part of our strategy to grow our member base, we will continue to use our relationship with Hilton to target new, brand-loyal members. The Hilton HHonors loyalty program represents a cost-effective source of member growth. We also will leverage new and existing marketing relationships and continue our successful local marketing programs. Our focus on enhancing Club value also will enable us to acquire new members by expanding the demographics of our member base. Our increased marketing efforts have resulted in member demographics shifting to younger generations, with an increase in Millennial and Generation X first time buyers in the U.S. to nearly half of our first time buyers in 2015, both of which represent a large and attractive future member base. Net owner growth supports strong future sales growth, as a significant portion of our member base buys additional VOI products, which expands our predictable, recurring fee-based resort and Club management business.

•	Continue to Enhance Member Experiences. We are continuously seeking new ways to add value to our Club membership, including expanding our vacation options and destinations, in-market and travel-related discounts, travel exchange partners and providing access to a growing network of new Hilton-branded hotels and resorts. We also intend to expand the technology options available to members, including our new website, mobile application and digital keys, which allow members and guests to skip the front desk and access their room via smartphone. Our employees also are an important part of the vacation experiences of our members and will continue to enhance these experiences by providing our signature high-quality customer service. We believe the dedicated service of our employees, vacation experiences and Club value we offer our members foster loyalty and generate significant repeat business through our most cost-effective marketing channel.

•	Optimize Our Sales Mix of Capital-efficient Inventory. We believe that optimizing our mix of capital-efficient and owned inventory sales will drive premium top line growth, cash flow generation and returns on invested capital. Over time, we will target a 50/50 sales mix of owned and fee-for-service inventory. We also intend to take advantage of our robust deal pipeline fueled by existing and new relationships with third-party developers for a full range of fee-for-service and just-in-time projects. We will maintain a disciplined approach to capital allocation, while strategically pursuing acquisitions and development of owned inventory in key markets.

•	Pursue Opportunistic Business Ventures. Despite recent consolidation, the timeshare industry remains fragmented. We will continue to evaluate market opportunities and consider strategic acquisitions that meet our high product and service standards. This could include corporate and property acquisitions to expand our inventory options and distribution capabilities. We also intend to use our relationship with Hilton and third-party developers as well as our innovative platform and industry experience to create new products and additional efficiencies. For example, we intend to continue collaborating with Hilton on timeshare development opportunities at new and existing hotel properties and explore growth opportunities along the Hilton brand spectrum.

Capital Allocation and Financial Policy

We plan to: pursue a disciplined capital allocation policy; invest capital selectively to source high-quality inventory in key, strategic markets; and finance the development and purchase of new VOI inventory through modest leverage and securitization of our timeshare financing receivables. We expect to target an investment grade credit rating and return capital to stockholders through dividends and stock buybacks over time.

Our History

Our history dates to 1992 with Hilton’s joint venture with Grand Vacations. In 1996, Hilton Grand Vacations became a wholly owned subsidiary of Hilton Parent. During the ensuing years we expanded our operations and established a track record of innovation in our industry. Unlike the broader timeshare industry, which experienced a contraction in 2008 and 2009 as a result of the overall economic recession, we were able to grow contract sales during the industry downturn and have continued to deliver contract sales growth in each period since, driven by our continued focus on marketing and sales activities, our strong development margins, large-market distribution model, synergies with Hilton, commitment to new owner transactions and lean organizational structure. Key events in our history are illustrated in the following timeline:

Our Businesses

We operate our business across two segments: (1) real estate sales and financing; and (2) resort operations and club management. For more information regarding our segments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 17: Business Segments in our audited consolidated financial statements included elsewhere in this information statement.

Our real estate sales and financing segment generates revenue from:

•	VOI Sales—We sell HGV-owned inventory and through our fee-for-service agreements, we sell VOIs on behalf of third-party developers using the Hilton Grand Vacations brand in exchange for sales, marketing and brand fees. Under these agreements, we earn commission fees based on a percentage of total interval sales. See “—Inventory and Development Activities” and “—Marketing and Sales Activities” below for further information.

•	Financing—We provide consumer financing, which includes interest income generated from the origination of consumer loans to members to finance their purchase of VOIs owned by us and revenue from servicing the loans. We also generate fee revenue from servicing the loans provided by third-party developers to purchasers of their VOIs. See “—Financing Activities” below for information regarding our consumer financing activities.

Our resort operations and club management segment generates revenue from:

•	Resort Management—Our resort management services primarily consist of operating properties under management agreements for the benefit of HOAs of VOI owners at both our resorts and those owned by third parties. Our management agreements with HOAs provide for a cost-plus management fee, which means we generally earn a fee equal to 10% to 15% of the costs to operate the applicable resort. We also earn revenue from retail and spa outlets at our timeshare properties. See “—Resort and Club Management Activities” below for information regarding our resort management activities.

•	Club Management—We manage the Hilton Grand Vacations Club and the Hilton Club, receiving activation fees, annual dues and transaction fees from member exchanges for other vacation products.

•	Rental of Available Inventory—We generate rental revenue from unit rentals of unsold inventory and inventory made available due to ownership exchanges through our Club programs. This allows us to utilize otherwise unoccupied inventory to generate additional revenues. We also earn fee revenue from the rental of inventory owned by third parties. See “—Resort and Club Management Activities” below for further information.

Our Products

Our primary products are fee-simple VOIs deeded in perpetuity, developed or acquired by us or by third parties. This ownership interest is an interest in real estate equivalent to annual usage rights, generally for one week, at the timeshare property where the VOI is purchased. Each Club property provides a distinctive setting, while signature elements remain consistent, such as high-quality guest service, spacious units and extensive on-property amenities. Most resorts feature studio to three-bedroom condominium-style accommodations and amenities such as full kitchens, in-unit washers and dryers, spas and kids’ clubs. Our timeshare properties are relatively concentrated in significant tourist markets, including Florida, Hawaii, Nevada, New York and South Carolina.

In addition, VOI purchasers are enrolled in our flexible, points-based Hilton Grand Vacations Club exchange program. This gives a member an annual allotment of Club points based on the value of the owned interest. Club points can be used for a priority reservation period at the home resort where a member’s VOI is deeded, and exchanged for a variety of vacation options, including stays at any Hilton Grand Vacations resort, conversion to Hilton HHonors points for stays at the more than 4,600 Hilton-branded hotels and resorts, reservations for experiential travel such as cruises and guided tours, and stays at approximately 4,300 resorts included in the RCI vacation exchange network. Our members also have the flexibility to choose when they will take advantage of their annual usage rights and have the option to split their time over the year. All members pay activation fees, annual dues and certain transaction fees depending on their exchange of Club points.

Inventory and Development Activities

We secure VOI inventory by developing or acquiring resorts in strategic markets, building additional phases at our existing resorts, re-acquiring inventory in the open market and sourcing inventory from third-party developers through fee-for-service and just-in-time transactions.

Our development activities involving the acquisition of real estate are followed by construction or renovation to create individual vacation ownership units. The development and construction of the units require a large upfront investment of capital and can take several years to complete in the case of a ground-up project. This investment cannot be recovered until the individual VOIs are sold to purchasers, and while we generally begin sales prior to the opening of a newly constructed timeshare project, selling all of the intervals of a timeshare development can take several years. Traditionally, timeshare operators have funded 100% of the investment necessary to acquire land and construct timeshare properties.

In 2010, we began sourcing VOIs through fee-for-service agreements with third-party developers. These agreements enable us to generate fees from the marketing and sale of Hilton-branded VOIs and Club memberships and from the management of the timeshare properties without requiring us to fund up-front acquisition and construction costs or incur unsold inventory maintenance costs. The capital investment we make in connection with these projects is typically limited to the cost of constructing our on-site sales centers. In just-in-time transactions, we acquire and sell inventory in transactions that are designed to closely correlate the timing of our acquisition of inventory with our sale of that inventory to purchasers. We refer to fee-for-service transactions and just-in-time sales as “capital-efficient transactions.” Over time, these capital-efficient transactions have evolved from sourcing inventory from distressed properties to sourcing from new construction projects. In 2015, capital-efficient transactions generated 78% of our contract sales, with 58% from fee-for-service transactions. Our fee-for-service sales generally improve returns on invested capital and liquidity, while sales of owned inventory typically result in a greater contribution to the profitability of our real estate sales and financing segment. To maximize both returns on invested capital and earnings growth, we plan to sell a balanced mix of fee-for-service and owned inventory.

Owners can generally offer their VOIs for resale on the secondary market, which can create pricing pressure on the sale of developer inventory. Given the structure of our products, owners who purchase VOIs on the secondary market will also become Club members and will be responsible for paying annual Club fees, annual maintenance fees, property taxes and any assessments that are levied by the relevant HOA. While we do not have the obligation to repurchase intervals previously sold, most of our VOIs provide us with a right of first refusal on secondary market sales. We monitor sales that occur in the secondary market and exercise our right of first refusal in certain cases.

Marketing and Sales Activities

Our marketing and sales activities are based on targeted direct marketing and a highly personalized sales approach. We use targeted direct marketing to reach potential members who are identified as having the financial ability to pay for our products and who have an affinity with Hilton and are frequent leisure travelers.

We sell our vacation ownership products under the Hilton Grand Vacations brand primarily through our distribution network of both in-market and off-site sales centers. Our products are currently marketed for sale throughout the United States and the Asia-Pacific region. We operate sales distribution centers in major markets and popular leisure destinations with year-round demand and a history of being a friendly environment for vacation ownership. Our eight sales distribution centers are located in Las Vegas, Myrtle Beach, New York, Orlando, Park City, Oahu, Waikoloa and Japan.

Our Hilton Grand Vacations sales tours are designed to provide potential members with an overview of our company and our products, as well as a customized presentation to explain how our products can meet their vacationing needs. Our sales centers use proprietary sales technology to deliver a highly transparent and customized sales approach. Consumers place a great deal of trust in the Hilton brand and we believe that preserving that trust is essential. We hire our sales associates using an assessment-based, candidate screening system, which is a proprietary tool we use to uphold our selection criteria. Once hired, we emphasize training, professionalism and product knowledge, and our sales associates receive significant product and sales training before interacting with potential members. Most U.S.-based sales associates are licensed real estate agents and a real estate broker is involved with each sales center. We manage our sales associates’ consistency of presentation and professionalism using a variety of sales tools and technology and through a post-presentation survey of our tour guests that measures many aspects of each guest’s interaction with us. We do not tolerate sales activities that are not consistent with our focus on treating members and guests with the highest degree of respect.

Financing Activities

We originate loans for members purchasing our owned inventory who qualify according to our credit criteria. We generate interest income from the spread between the revenue generated on loans originated less our costs to fund and service those loans. We also earn fee revenue from servicing our own portfolio and the loans provided by third-party developers of our fee-for-service projects to purchasers of their VOIs.

We offer a wide array of financing options to members purchasing our VOIs. Our loans are collateralized by the underlying VOIs and are generally structured as ten-year, fully-amortizing loans that bear a fixed interest rate typically ranging from 9% to 18% per annum. In 2015, 64% of our sales were to customers who financed part of their purchase. The interest rate on our loans is determined by the amount of the down payment, the borrower’s credit profile and the loan term. Prepayment is permitted without penalty.

As loan payments are made, the nature of these fully amortizing loans establishes an increasing level of owner financial commitment in their purchase which reduces the likelihood of default. When a member defaults, we ultimately return their VOI to inventory for resale, and that member no longer participates in our network.

We have a timeshare warehouse facility and periodically securitize timeshare financing receivables we originate in connection with the sale of VOIs to monetize receivables and achieve an efficient return on capital and manage our working capital needs.

Timeshare Financing Receivables Origination

In underwriting each loan, we obtain a credit application and review the application for completeness. We require a minimum down payment of 10% of the purchase price on all sales of VOIs. For U.S. and Canadian purchasers seeking financing, which represented 77% of the individuals we provided financing to over the last three years, we apply the credit evaluation score methodology developed by the Fair Isaac Corporation (“FICO”) to credit files compiled and maintained by Experian and Equifax. Higher credit scores equate to lower credit risk and lower credit scores equate to higher credit risk. Over the last three years, the weighted average FICO score for new loans to U.S. and Canadian borrowers at the time of origination was 745 (out of a maximum potential score of 850). For non-North American purchasers seeking financing, consisting principally of purchasers in Japan, we generally observe that these borrowers have experienced default rates comparable to U.S. and Canadian borrowers within the 725 to 774 FICO score band.

Our underwriting standards are influenced by the changing economic and financial market conditions. We have the ability to modify our down payment requirements and credit thresholds in the face of stronger or weaker market conditions. Our underwriting standards have resulted in a strong, well-seasoned consumer loan portfolio. As of June 30, 2016, our portfolio had a balance of approximately $1,093 million with over 53,000 loans and exhibited the following characteristics:

Weighted Average Original Length of Loan: 9.8 years

Weighted Average Remaining Length of Loan: 7.7 years

Delinquency (over 30 days past due not in default): 1.90%

Liquidity

We intend to finance our working capital needs in part by borrowing against timeshare financing receivables. In general, we will seek to use the majority of our financed VOI sales as collateral to borrow against the Timeshare Facility and subsequently transfer those loans into a term securitization after the loans have seasoned and an appropriately sized portfolio has been assembled. We target securitizations that range in size from $200 million to $400 million and we expect the timing of future securitizations will depend on our anticipated sales volume and capital needs. The strong performance of our outstanding loan securitizations demonstrates that loans originated by us are well regarded for their performance in the securitization market. In the future, we expect to regularly access the term securitization market, replenishing capacity on our Timeshare Facility in the process.

Loan Portfolio Servicing

We have a skilled, integrated consumer finance team. This team is responsible for payment processing and loan servicing, collections and default recovery and portfolio reporting and analytics. Accounts more than 30 days past due are deemed delinquent. We reserve for all loans based on our static pool method. A loan that is more than 120 days past due is reserved at 100% the following month and is delivered to the loss mitigation team that will make arrangements for any remaining outstanding payments or recommend recovery through a deed-in-lieu of foreclosure or foreclosure. In the deed-in-lieu of foreclosure process, the member deeds the VOI back to us. For domestic owners, this process varies from state to state and typically takes approximately 60 to 120 days, after which time we are able to resell the foreclosed VOI.

We monitor numerous metrics including collection rates, defaults and bankruptcies. Our consumer finance team also is responsible for selecting and processing loans pledged or to be pledged in our securitizations and preparing monthly servicing reports.

Resort and Club Management Activities

Resort Management

Prior to the initiation of VOI sales at a timeshare resort developed by us or by a third party with whom we have entered into a fee-for-service agreement, we enter into a management agreement with the relevant HOA. Each of the HOAs is governed by a board of directors comprising owner or developer representatives that are charged with ensuring the resorts are well-maintained and financially stable. Our services include day-to-day operations of the resorts, maintenance of the resorts, preparation of reports, budgets and projections and employee training and oversight. Our HOA management agreements provide for a cost-plus management fee, which means we generally earn a fee equal to 10% to 15% of the costs to operate the applicable resort. As a result, the fees we earn are highly predictable due to the relatively fixed nature of resort operating expenses and, unlike traditional revenue-based hotel management fees, our management fees generally are unaffected by changes in rental rate or occupancy. Further, because maintenance fees are paid annually by owners, our management fees are recurring and less volatile than hotel management fees. We also are reimbursed for the costs incurred to perform our services, principally related to personnel providing on-site services. The original term of our management agreements is typically governed by state timeshare laws and ranges from three to five years. The agreements generally are subject to automatic renewal for one- to three-year periods unless either party provides advance notice of termination before the expiration of the term. Retaining our company as the manager of our resorts and those of third-party developers entitles the HOA to continue to identify the property as a Hilton Grand Vacations property and gives members access to our Club. Since our inception in 1992, none of the management agreements relating to our developed or fee-for-service properties have been terminated or lapsed.

To fund resort operations, owners are assessed an annual maintenance fee, which includes our management fee. In 2015, HOAs collected approximately $303 million in maintenance fees, including our applicable management fees. Because these funds are collected early in the year, we have substantial visibility and reliability of collection. These fees represent each owner’s allocable share of the management fee and the costs of operating and maintaining the resorts, which generally includes personnel, property taxes, insurance, a capital asset reserve to fund refurbishment and other related costs. If a VOI owner defaults on payment of its maintenance fees and there is no lien against the mortgage note, the HOA has the right to recover the defaulting owner’s VOI. As a service to HOAs at our owned resorts, subject to our inventory needs, we have the ability to reduce the bad debt expense at the HOAs by assuming the defaulted owner’s obligations in exchange for an agreed purchase price. We are then able to resell those VOIs through our normal distribution channels.

A portion of the annual maintenance fees collected from owners each year is set aside for property renovations. The renovations funded by these fees enable HOAs to keep properties modern, which helps the properties consistently receive the highest quality assurance scores across the Hilton portfolio of brands. HOAs engage an independent consulting firm to compile a reserve study. Typically, HOAs budget the reserve study to target property renovations on a six- and 12-year cycle. HOAs generally replace soft goods every six years and hard goods every 12 years. These reserves also benefit our members by limiting the risk of special assessments and steep increases in maintenance fees due to deferred capital expenditures.

Club Management

We also manage and operate the points-based Hilton Grand Vacations Club and Hilton Club exchange programs, which provided exclusive exchange, leisure travel and reservation services to approximately 260,000 members as of June 30, 2016. When an owner purchases a VOI, he or she is enrolled in the Club and allotted a number of points that represent his or her ownership interest and allow the member to exchange his or her annual usage rights for a number of vacation and travel options available through the club. The Hilton Club operates for VOI owners at the Hilton New York, but whose members also enjoy exchange benefits with the Hilton Grand Vacations Club. In addition to an annual membership fee, club members pay incremental fees depending on the type of exchange they choose within the club system.

Rental of Available Inventory

We rent unsold owned and fee-for-service VOI inventory and inventory made available due to ownership exchanges through our Club programs. By using Hilton’s websites and other direct booking channels to rent available inventory, we are able to reach potential new members that may already have an affinity for and loyalty to the Hilton portfolio of brands and introduce them to our products. Inventory rentals allow us to utilize otherwise unoccupied inventory to generate additional revenues. We earn a fee from rentals of third-party inventory.

Properties

Timeshare Properties

As of June 30, 2016, we had 46 resorts, representing 7,576 units. We owned 29% of all unsold units, representing 724 of the 2,534 unsold units, at these resorts. We also own, manage or lease fitness, spa and sports facilities, undeveloped and partially developed land and other common area assets at some of our resorts, including resort lobbies and food and beverage outlets.

As of June 30, 2016, our resorts included the following locations and units:

Property Name	Ownership(1)	Location	Units
Hilton Grand Vacations (U.S.)
HGVClub at SeaWorld Orlando	Developed	Orlando, FL	516
HGVClub at Tuscany Village	Developed	Orlando, FL	440
Parc Soleil by HGVClub	Developed	Orlando, FL	312
Las Palmeras, a Hilton Grand Vacations Club	Fee-for-service(2)	Orlando, FL	226
HGVClub at McAlpin—Ocean Plaza	Developed	Miami Beach, FL	52
HGVClub at the Flamingo	Developed	Las Vegas, NV	200
HGVClub on Paradise	Developed	Las Vegas, NV	232
HGVClub on the Boulevard	Developed	Las Vegas, NV	714
HGVClub at Trump International Hotel Las Vegas(3)	Developed	Las Vegas, NV	205
Elara, a Hilton Grand Vacations Club	Fee-for-service	Las Vegas, NV	1,200
HGVClub at Hilton Hawaiian Village—The Lagoon Tower	Developed	Honolulu, HI	236
HGVClub at Hilton Hawaiian Village—The Kalia Tower	Developed	Honolulu, HI	72

Property Name	Ownership(1)	Location	Units
Grand Waikikian by HGVClub	Developed	Honolulu, HI	331
Hokulani Waikiki by HGVClub(3)	Developed	Honolulu, HI	143
Kohala Suites by HGVClub	Developed	Waikoloa, HI	120
Kings’ Land by HGVClub	Developed	Waikoloa, HI	435
The Bay Club at Waikoloa Beach Resort	Collection	Waikoloa, HI	172
The Hilton Club—New York	Developed	New York, NY	127
West 57th Street by Hilton Club	Developed	New York, NY	166
The District by Hilton Club	Developed	Washington, DC	108
HGVClub at Anderson Ocean Club	Fee-for-service	Myrtle Beach, SC	172
Ocean 22 by Hilton Grand Vacations Club	Fee-for-service	Myrtle Beach, SC	220
Sunrise Lodge, a Hilton Grand Vacations Club	Fee-for-service	Park City, UT	83
Valdoro Mountain Lodge	Collection	Breckenridge, CO	70
HGVClub at MarBrisa(3)	Fee-for-service	Carlsbad, CA	164
The Cottages at South Seas Island Resort	Collection	Captiva, FL	14
Harbourview Villas at South Seas Island Resort	Collection	Captiva, FL	10
Plantation Bay Villas at South Seas Island Resort	Collection	Captiva, FL	4
Plantation Beach Club at South Seas Island Resort	Collection	Captiva, FL	56
Plantation House at South Seas Island Resort	Collection	Captiva, FL	12
South Seas Club at South Seas Island Resort	Collection	Captiva, FL	24
Casa Ybel Resort	Collection	Sanibel, FL	74
Hurricane House Resort	Collection	Sanibel, FL	15
Sanibel Cottages Resort	Collection	Sanibel, FL	28
Tortuga Beach Club Resort	Collection	Sanibel, FL	54
Seawatch On-the-Beach Resort	Collection	Ft. Myers Beach, FL	42
The Charter Club of Marco Beach	Collection	Marco Island, FL	80
Eagle’s Nest Beach Resort	Collection	Marco Island, FL	96
Club Regency of Marco Island	Collection	Marco Island, FL	32
The Surf Club of Marco	Collection	Marco Island, FL	44
Plantation Beach Club at Indian River Plantation Resort	Collection	Hutchinson Island, FL	30

Hilton International Grand Vacations (non-U.S.)
HGVClub at Coylumbridge	Developed	Scotland	61
HGVClub at Craigendarroch Suites	Developed	Scotland	32
HGVClub at Craigendarroch Lodge	Developed	Scotland	99
HGVClub at Dunkeld	Developed	Scotland	22
HGVClub at Borgo alle Vigne	Fee-for-service	Italy	31

(1)	Fee-for-service and collection properties are properties that were funded and constructed by a third-party developer. Collection properties are properties that were contributed by a third party during Hilton’s joint venture with Grand Vacations. A developed property is a property that was funded and constructed by Hilton Grand Vacations. Hilton Grand Vacations also manages the operation of the developed properties.
(2)	We will acquire 20 units at this property as part of a just-in-time arrangement.
(3)	Property sub-managed by a third party.

Prior to the completion of the spin-off, we also expect to acquire approximately 600 rooms and 25 rooms in the Hilton Waikoloa Village and the Hilton New York Midtown, respectively, that are currently included in the Park Parent portfolio.

Corporate Headquarters and Sales Distribution Centers

Our corporate headquarters are located at 6355 MetroWest Boulevard, Suite 180, Orlando, Florida 32835, and consist of approximately 97,000 square feet of leased space. The lease for this property initially expires on

November 30, 2021 with options to renew for two additional five-year periods. Our eight sales distribution centers are located in Las Vegas, Myrtle Beach, New York, Orlando, Park City, Oahu, Waikoloa and Japan. We also have corporate offices and a call center located in Orlando, Florida.

We believe that our existing office properties are in good condition and are sufficient and suitable for the conduct of our business. In the event we need to expand our operations, we believe that suitable space will be available on commercially reasonable terms.

Competition

The timeshare industry has historically been highly competitive and comprised a number of national and regional companies that develop, finance and operate timeshare properties.

Our timeshare business competes with other timeshare developers for sales of VOIs based principally on location, quality of accommodations, price, service levels and amenities, financing terms, quality of service, terms of property use, reservation systems, flexibility for members to exchange into time at other timeshare properties or other travel rewards, including access to hotel loyalty programs, as well as brand name recognition and reputation. We also compete for property acquisitions and partnerships with entities that have similar investment objectives as we do. There is also significant competition for talent at all levels within the industry, in particular for sales and management. Our primary competitors in the timeshare space include Marriott Vacations Worldwide, Wyndham Vacation Ownership, Vistana Signature Experiences, Disney Vacation Club, Hyatt Vacation Ownership, Holiday Inn Club Vacations, Bluegreen Vacations and Diamond Resorts International.

In addition, our timeshare business competes with other entities engaged in the leisure and vacation industry, including resorts, hotels, cruises and other accommodation alternatives, such as condominium and single family home rentals. We also compete with home and apartment sharing services that operate websites that market available privately owned residential properties that can be rented on a nightly, weekly or monthly basis. In certain markets, we compete with established independent timeshare operators, and it is possible that other potential competitors may develop properties near our current resort locations. In addition, we face competition from other timeshare management companies in the management of resorts on behalf of owners on the basis of quality, cost, types of services offered and relationship.

Recent and potential future consolidation in the highly fragmented timeshare industry may increase competition. For example, Interval Leisure Group, Inc., which operates the Interval International exchange program, acquired Hyatt Residence Club in October 2014 and in May 2016 acquired the timeshare operations of Starwood Hotels & Resorts Worldwide, Inc. (which includes the use of Westin and Sheraton brands for timeshare purposes), to be known as Vistana Signature Experiences, Inc. Diamond Resorts International, Inc. completed the acquisition of the timeshare business of Gold Key Resorts in October 2015, completed the acquisition of the timeshare business of Intrawest Resort Club Group in January 2016 and recently announced it was initiating a process to explore a wide range of strategic alternatives. Consolidation may create competitors that enjoy significant advantages resulting from, among other things, a lower cost of, and greater access to, capital and enhanced operating efficiencies.

We generally do not face competition in our consumer financing business to finance sales of our VOIs. We do face competition from financial institutions providing other forms of consumer credit, which may lead to full or partial prepayment of our timeshare financing receivables.

Seasonality and Cyclicality

We experience modest seasonality in timeshare sales at certain of our resorts, with stronger revenue generation during traditional vacation periods for those locations. Our business is moderately cyclical as the demand for VOIs is affected by the availability and cost of financing for purchases of VOIs, as well as general economic conditions and the relative health of the travel industry and housing market.

Intellectual Property

In connection with the spin-off, we will enter into a license agreement with Hilton granting us the right to use certain Hilton-branded trademarks, trade names and related intellectual property in our business for the term of the agreement. We expect that the license agreement will provide us with, among other things, the exclusive license to design, build, manage and maintain existing and future timeshare resorts under the Hilton Grand Vacations brand throughout the world. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off—License Agreement” for more information. In the competitive industry in which we operate, trademarks, service marks, trade names, logos and patents are very important to the marketing and sales of our products. We believe that the licensed marks and related intellectual property have come to represent the highest standards of quality, service and value to our members, guests, employees and those with whom we have business relationships. We have applied and will continue to apply to register our trademarks in markets in which we conduct business. We will enforce our rights against the unauthorized use of our intellectual property by third parties and otherwise protect our intellectual property through strategies and in jurisdictions we deem appropriate.

Government Regulation

Our business is subject to various international, national, federal, state and local laws, regulations and policies in jurisdictions in which we operate. Some laws, regulations and policies impact multiple areas of our business, such as securities, anti-discrimination, anti-fraud, data protection and security and anti-corruption and bribery laws and regulations or government economic sanctions, including applicable regulations under the U.S. Treasury’s Office of Foreign Asset Control and the U.S. Foreign Corrupt Practices Act (“FCPA”). The FCPA and similar anti-corruption and bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or generating business. Other laws, regulations and policies primarily affect one of our areas of business: real estate development activities; marketing and sales activities; financial services activities; and resort management activities.

Real Estate Development Regulation

Our real estate development activities are regulated under a number of different timeshare, condominium and land sales disclosure statutes in many jurisdictions. We are generally subject to laws and regulations typically applicable to real estate development, subdivision and construction activities, such as laws relating to zoning, land use restrictions, environmental regulation, accessibility, title transfers, title insurance and taxation. In the United States, these include the Fair Housing Act and the ADA. In addition, we are subject to laws in some jurisdictions that impose liability on property developers for construction defects discovered or repairs made by future owners of property developed by the developer.

Marketing and Sales Regulation

Our marketing and sales activities are highly regulated. In addition to regulations implementing laws enacted specifically for the timeshare industry, a wide variety of laws and regulations govern our marketing and sales activities, including regulations implementing the USA PATRIOT Act, Foreign Investment In Real Property Tax Act, the Federal Interstate Land Sales Full Disclosure Act and fair housing statutes, U.S. Federal Trade Commission (“FTC”) and state “Little FTC Act” and other regulations governing unfair, deceptive or abusive acts or practices including unfair or deceptive trade practices and unfair competition, state attorney general regulations, anti-fraud laws, prize, gift and sweepstakes laws, real estate, title agency or insurance and other licensing or registration laws and regulations, anti-money laundering, consumer information privacy and security, breach notification, information sharing and telemarketing laws, home solicitation sales laws, tour operator laws, lodging certificate and seller of travel laws, securities laws, and other consumer protection laws.

We must obtain the approval of numerous governmental authorities for our marketing and sales activities. Changes in circumstances or applicable law may necessitate the application for or modification of existing approvals. In addition, many jurisdictions, including many jurisdictions in the United States, require that we file detailed registration or offering statements with regulatory authorities disclosing information regarding our VOIs, such as information concerning the intervals being offered, the project, resort or program to which the intervals relate, applicable timeshare plans, evidence of title, details regarding our business, the purchaser’s rights and obligations with respect to such intervals, and a description of the manner in which we intend to offer and advertise such intervals.

When we sell VOIs, local law grants the purchaser of a VOI the right to cancel a purchase contract during a specified rescission period following the later of the date the contract was signed or the date the purchaser received the last of the documents required to be provided by us.

In recent years, regulators in many jurisdictions have increased regulations and enforcement actions related to telemarketing operations, including requiring adherence to the federal Telephone Consumer Protection Act and “do not call” legislation. These measures have significantly increased the costs associated with telemarketing, in particular with respect to telemarketing to mobile numbers. While we continue to be subject to telemarketing risks and potential liability, we believe that our exposure to adverse effects from telemarketing legislation and enforcement is mitigated in some instances by the use of permission-based marketing in which we obtain permission to contact prospective purchasers in the future. We have also implemented procedures to comply with federal and state “do not call” regulations including subscribing to the federal do not call registry and certain state “do not call” registries as well as maintaining an internal “do not call” list.

Lending Regulation

Our lending activities are subject to a number of laws and regulations including those of applicable supervisory agencies such as, in the United States, the Consumer Financial Protection Bureau, the FTC, and the Financial Crimes Enforcement Network. These laws and regulations, some of which contain exceptions applicable to the timeshare industry, may include, among others, the Real Estate Settlement Procedures Act and Regulation X, the Truth In Lending Act and Regulation Z, the Federal Trade Commission Act, the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Fair Housing Act and implementing regulations, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act and Regulation E, unfair, deceptive or abusive acts or practices regulations and The Credit Practices rules, the USA PATRIOT Act, the Right to Financial Privacy Act, the Gramm-Leach-Bliley Act, the Servicemember’s Civil Relief Act and the Bank Secrecy Act. Our lending activities are also subject to the laws and regulations of other jurisdictions, including, among others, laws and regulations related to consumer loans, retail installment contracts, mortgage lending, fair debt collection and credit reporting practices, consumer debt collection practices, mortgage disclosure, lender or mortgage loan originator licensing and registration and anti-money laundering.

Resort Management Regulation

Our resort management activities are subject to laws and regulations regarding community association management, public lodging, food and beverage services, liquor licensing, labor, employment, health care, health and safety, accessibility, discrimination, immigration, gaming and the environment (including climate change). In addition, many jurisdictions in which we manage our resorts have statutory provisions that limit the duration of the initial and renewal terms of our management agreements for HOAs.

Environmental Matters

We are subject to certain requirements and potential liabilities under various U.S. federal, state and local and foreign environmental, health and safety laws and regulations and incur costs in complying with such requirements. The costs of complying with these requirements are generally covered by the HOAs that operate the affected resort property and are our responsibility for assets owned by us. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. In addition to investigation and remediation liabilities that could arise under such laws, we may also face personal injury, property damage, fines or other claims by third parties concerning environmental compliance or contamination. We use and store hazardous and toxic substances, such as cleaning materials, pool chemicals, heating oil and fuel for back-up generators at some of our facilities, and we generate certain wastes in connection with our operations. Some of our properties include, and some of our future properties may include, older buildings, and some may have, or may historically have had, dry-cleaning facilities and underground storage tanks for heating oil and back-up generators. We have from time to time been responsible for investigating and remediating contamination at some of our facilities, such as contamination that has been discovered when we have removed underground storage tanks, and we could be held responsible for any contamination resulting from the disposal of wastes that we generate, including at locations where such wastes have been sent for disposal. In some cases, we may be entitled to indemnification from the party that caused the contamination pursuant to our management, construction or renovation agreements, but there can be no assurance that we would be able to recover all or any costs we incur in addressing such problems. From time to time, we may also be required to manage, abate, remove or contain mold, lead, asbestos-containing materials, radon gas or other hazardous conditions found in or on our properties. We have implemented an on-going operations and maintenance plan at each of our properties that seeks to identify and remediate these conditions as appropriate. Although we have incurred, and expect that we will continue to incur, costs relating to the investigation, identification and remediation of hazardous materials known or discovered to exist at our properties, those costs have not had, and are not expected to have, a material adverse effect on our financial condition, results of operations or cash flows.

Employees

For more than 20 years, we have served guests on a global scale, with varied backgrounds and lifestyles, and developed people strategies that cultivate an inclusive work environment, including a Diversity and Inclusion Council and Team Member Resource Groups. Our talent management strategy includes ensuring that our employees feel motivated, valued and appreciated for their contributions with authentic recognition programs such as Catch Me at My Best, Daily Dividends, Team Member Appreciation Week and International Housekeeping Week. Our ongoing training and development opportunities give our employees access to more than 2,500 learning programs, delivered in a variety of mediums to fit unique learning styles and schedules within the nonstop nature of our business. As of December 31, 2015, approximately 6,650 people were employed at our timeshare and corporate locations around the world.

We pride ourselves on being an employer of choice, having won numerous awards that include:

•	ARDA ACE Community Service Award in 2016;

•	ARDA ACE Employer of the Year in 2013;

•	top 100 places to work, Orlando Sentinel, from 2011 to 2015;

•	best places to work, Perspective Magazine, for 2012, 2014 and 2016; and

•	Southern Nevada Human Resources Association’s Best Places to Work in Southern Nevada® award for 2014 and 2015.

As of December 31, 2015, approximately 11% of our employees were covered by various collective bargaining agreements generally addressing pay rates, working hours, other terms and conditions of employment, certain employee benefits and orderly settlement of labor disputes.

Legal Proceedings

We are involved in various claims and lawsuits arising in the ordinary course of business, some of which include claims for substantial sums, including proceedings involving tort and other general liability claims, employee claims, consumer protection claims and privacy claims. Most occurrences involving liability, claims of negligence and employees are covered by insurance with solvent insurance carriers. For those matters not covered by insurance, which include commercial matters, we recognize a liability when we believe the loss is probable and can be reasonably estimated. The ultimate results of claims and litigation cannot be predicted with certainty. We believe we have adequate reserves against such matters. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or liquidity. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect our future results of operations in a particular period or our ability to run our business as currently conducted.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions as of the date of this information statement of our expected directors and executive officers following the spin-off. We are in the process of identifying additional individuals who will serve as members of our board of directors or as our executive officers following the spin-off.

Name	Age	Position
Mark D. Wang	59	President and Chief Executive Officer and Director
James E. Mikolaichik	45	Chief Financial Officer
Michael D. Brown	46	Chief Operating Officer
David C. Hayes	54	Chief Marketing Officer
Charles R. Corbin, Jr.	60	General Counsel
Stan R. Soroka	57	Chief Customer Officer
Barbara L. Hollkamp	63	Chief Human Resources Officer

Mark D. Wang will be President and Chief Executive Officer and a Director of HGV. Mr. Wang has served as Executive Vice President and President, Hilton Grand Vacations for Hilton Parent since March 2008 and oversees all of Hilton Parent’s global timeshare operations. Mr. Wang was appointed to this role after serving as Head of HGV Asia. He first joined the company in 1999 as Managing Director of Hawaii and Asia Pacific and has held a series of senior management positions within HGV. During Mr. Wang’s time as President of HGV, he also served on Hilton Parent’s executive committee as Executive Vice President and held a dual role as President of Global Sales for the hotel division from 2013 to 2014. He also led Hilton Parent’s Asia-Pacific Islander Team Member Resource Group. While leading HGV, the division has experienced eight years of consecutive growth while transforming the business to a capital efficient model. With 35 years of industry experience, Mr. Wang has earned a reputation as an innovator who brought new, highly effective sales and marketing techniques to the industry. In 1987 he introduced the U.S. vacation ownership product to the Japanese market. Prior to joining HGV, Mr. Wang co-founded three independent timeshare companies, where he served as President and Chief Operating Officer of each. Mr. Wang serves on the American Resort Development Association’s (“ARDA”) Board of Directors and Executive Committee, previously served as Vice Chairperson for ARDA Hawaii, and is ARDA’s Chair-Elect for 2017.

James E. Mikolaichik will serve as Chief Financial Officer for HGV. Previously, Mr. Mikolaichik served as the Chief Financial Officer of Manning & Napier Inc. from 2011 through 2016. Mr. Mikolaichik also served as Executive Vice President and Head of Strategy of Old Mutual Asset Management from 2008 through 2011 and as its Chief Risk Officer from 2004 through 2008. Mr. Mikolaichik also served, in various capacities, at Deloitte & Touche LLP providing consulting, financial advisory, auditing and accounting services from 1993 through 2004. Mr. Mikolaichik earned a bachelor’s degree from Susquehanna University in 1993 and an M.B.A. from Columbia University in 2001.

Michael D. Brown serves as Chief Operating Officer for HGV. In this role, he is responsible for sales, strategic planning and development and asset operations. Mr. Brown joined HGV in 2008 as Executive Vice President, Sales and Marketing – Mainland USA & Europe, before being appointed to his current position in 2014 and has previously also supported the financial management of the Company. Mr. Brown also leads key company initiatives, notably serving as inaugural Executive Champion of the HGV Diversity & Inclusion Council, as well as serving on Hilton Parent’s Global Benefits Administrative Committee and Enterprise Risk Committee. Prior to joining HGV, Mr. Brown held senior leadership roles in marketing and sales, development, operations, and finance during his 16-year tenure with Marriott International and Marriott Vacation Club International. He also has extensive international experience, having worked overseas for more than 10 years in the United Kingdom, France, and the Bahamas. Mr. Brown currently serves as a member of ARDA’s

International Foundation Board of Trustees and is Chair-Elect of ARDA’s Meetings Committee. Mr. Brown earned a bachelor of science degree in commerce from the McIntire School of Commerce at the University of Virginia.

David C. Hayes has served as Chief Marketing Officer for HGV since February 2015. Mr. Hayes is responsible for leading global marketing strategy and initiatives for the HGV enterprise, including prospect generation, Asia Sales, and key mainland U.S. distribution center operations. He is also responsible for business development for both the U.S. mainland and APAC regions. Mr. Hayes joined HGV in 2005 and has more than 25 years’ experience in the timeshare industry. He previously served as Senior Vice President of Call Center Operations for Cendant Timeshare Resort Group, as well as Vice President of Marketing for Sunterra Corporation. Mr. Hayes’ extensive career also includes high-level marketing roles with Marriott Vacation Club International, Europe; Bristol-Myers Squibb Consumer Products Group, Europe Middle East and Africa; and Vistana Resorts (now Starwood Vacation Club). Mr. Hayes holds bachelor’s and master’s degrees from Boston University and has achieved various Oxford and Cambridge board “A” and “O” levels from the Downside School in Somerset, England.

Charles R. Corbin, Jr. will serve as the General Counsel for HGV. Mr. Corbin has served most recently as Assistant General Counsel and Senior Vice President of Hilton Parent since March 2013. Mr. Corbin joined Hilton Parent as Vice President and Global Head of Dispute Resolution in 2010. He previously served in various high-level legal roles, including Vice President and Assistant General Counsel at Sunrise Senior Living and Group Vice President at the Mills Corporation. Mr. Corbin holds a bachelor’s degree in English with highest honors from The Citadel and a juris doctorate from the University of Dayton School of Law.

Stan R. Soroka has served as Chief Customer Officer for HGV since January 2015. In this capacity, Mr. Soroka is responsible for all of resort operations and the HGV Club program, as well as brand standards for HGV’s resorts and the overall HGV organization. Prior to being appointed to his current role, Mr. Soroka served as Area Vice President—Florida and Hilton Grand Vacations Resort Operations for Hilton Parent since May 2010. In this dual capacity, he oversaw hotel operations for Hilton, Doubletree, Embassy Suites and Waldorf Astoria properties throughout Florida, as well as the Conrad Miami. His responsibilities also included oversight of timeshare resort operation functions for HGV’s developed properties in Las Vegas, New York, Orlando and South Beach, Miami. A second generation hotelier, Mr. Soroka has more than 34 years of experience successfully operating renowned hotels and resorts. Prior to joining Hilton Parent in 2005, he served as Managing Director of El Conquistador Resort and Las Casitas Village in Puerto Rico and previously held leadership roles at Oakbrook Hotels and Vail Resorts Management, in addition to H.B.E. Hotels and Resorts. Mr. Soroka began his hospitality career with Hyatt in the stewarding department, quickly moving up the food and beverage ranks before transitioning to front office operations and management. Mr. Soroka earned a bachelor of science degree in Hospitality Management from the Conrad N. Hilton College of Hotel and Restaurant Management at the University of Houston.

Barbara L. Hollkamp serves as Chief Human Resources Officer for HGV, an appointment she received in August 2016 after having served in a dual role as Senior Vice President of Human Resources for Hilton Parent and HGV. In her role, Mrs. Hollkamp is responsible for overseeing teams of highly experienced human resources professionals who provide strategic business partnerships and consultative talent services across the global business. Her oversight also includes talent management, compensation, benefits, recruitment, succession planning, learning and development, and general HR shared services. Mrs. Hollkamp joined Hilton Parent in June 2004 as Vice President before being appointed a Senior Vice President of Human Resources for Hilton Parent. Her professional experience spans more than 30 years and is highlighted by strategic human resources management, organizational development, leadership development, and culture management. Mrs. Hollkamp earned a bachelor’s degree in organizational behavior from Rollins College in Florida.

There are no family relationships among any of our directors or executive officers.

Our Corporate Governance

Our corporate governance will be structured in a manner that we believe will closely align our interests with those of our stockholders. Following the spin-off, we anticipate that our corporate governance will include the following notable features:

•	our board of directors will not be classified and each of our directors will be subject to re-election annually, and we will not classify our board of directors in the future without the approval of our stockholders;

•	under our amended and restated bylaws and our corporate governance guidelines, directors who fail to receive a majority of the votes cast in uncontested elections will be required to submit their resignation to our board of directors;

•	our independent directors will meet regularly in executive sessions;

•	we will not have a stockholder rights plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year; and

•	we will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by our directors to prevent “overboarding” and implementing a robust director education program.

Composition of the Board of Directors Following the Spin-Off

Upon completion of the spin-off, our amended and restated certificate of incorporation and bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors. Each director will serve until our next annual meeting and until his or her successor is duly elected and qualified or until the director’s earlier death, resignation or removal.

We are in the process of identifying additional individuals who will become directors following the spin-off.

Committees of the Board of Directors

Following the spin-off, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below and whose members will satisfy the applicable independence standards of the SEC and the NYSE within the transition periods provided under the rules and regulations of the NYSE. The charter of each such standing committee will be posted on our website in connection with the spin-off. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee

Upon completion of the spin-off we expect our audit committee will consist of             ,              and             , with              serving as chair. The audit committee will have responsibility for, among other things, assisting the board of directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors’ qualifications and independence; the performance of our internal audit function and independent auditors; and our compliance with applicable legal and regulatory requirements. The responsibilities of our audit committee, which are anticipated to be substantially the same as the responsibilities of Hilton Parent’s audit committee, will be more fully described in our audit committee charter. The board of directors has determined that             ,              and              are independent as defined under the rules and regulations of the SEC and the NYSE applicable to board members generally and audit committee members specifically. The board of directors has also determined that             ,              and              are financially literate within the meaning of the rules and regulations of the NYSE and that              qualifies as an “audit committee financial expert” as defined under applicable SEC rules and regulations.

Compensation Committee

Upon completion of the spin-off we expect our compensation committee will consist of             ,              and             , with              serving as chair. The compensation committee will have responsibility for, among other things, overseeing: the goals, objectives, compensation and benefits of our executive officers and directors; our overall compensation structure, policies and programs; and our compliance with applicable legal and regulatory requirements. The responsibilities of our compensation committee, which are anticipated to be substantially the same as the responsibilities of Hilton Parent’s compensation committee, will be more fully described in our compensation committee charter. The board of directors has determined that             ,              and              are independent as defined under the rules and regulations of the SEC and the NYSE applicable to board members generally and compensation committee members specifically.

Nominating and Corporate Governance Committee

Upon completion of the spin-off we expect our nominating and corporate governance committee will consist of             ,              and             , with              serving as chair. The nominating and corporate governance committee will have responsibility for, among other things: identifying and recommending to the board of directors candidates for election to our board of directors; reviewing the composition of the board of directors and its committees; developing and recommending to the board of directors corporate governance guidelines that are applicable to us; and overseeing board of directors evaluations. The responsibilities of our nominating and corporate governance committee, which are anticipated to be substantially the same as the responsibilities of Hilton Parent’s compensation committee, will be more fully described in our nominating and corporate governance committee charter. The board of directors has determined that             ,              and              are independent as defined under the rules and regulations of the NYSE.

Compensation Committee Interlocks and Insider Participation

We expect that none of the members of our compensation committee will have at any time been one of our executive officers or employees. We expect that none of our executive officers will currently serve, or will have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Compensation Discussion and Analysis

We are currently a wholly owned subsidiary of Hilton Parent. Therefore, the historical compensation described below was determined primarily by the compensation committee of Hilton Parent’s board of directors (the “Hilton Parent Compensation Committee”) and members of Hilton Parent’s management. This Compensation Discussion and Analysis focuses primarily on the compensation programs and decisions of Hilton Parent with respect to 2015 and also describes the ways in which we anticipate that our compensation philosophy and programs will differ from that of Hilton Parent after we become a separate public company. As explained under “The Spin-Off—Reasons for the Spin-Off,” by granting awards linked to the performance of a pure-play business, our compensation arrangements should provide enhanced incentives for employee performance and improve our ability to attract, retain and motivate qualified personnel. In connection with the spin-off, we intend to form our own compensation committee (the “HGV Compensation Committee”) that will be responsible for our executive compensation programs, which may differ from the compensation programs in place at Hilton Parent during 2015.

This section provides compensation information regarding our principal executive officer and our three next highest compensated executive officers based on such person’s 2015 compensation with Hilton Parent (collectively, the “NEOs”). We did not have our own principal financial officer during 2015. The following historical compensation information is intended to give context for our anticipated pay practices for our NEOs, which are based on Hilton Parent’s historic pay practices for its NEOs, including Mr. Wang who was an NEO and an executive officer at Hilton Parent in 2015. Our pay practices, however, are being developed and may be revised to fit with our pay philosophy and, therefore, the forms and amounts of compensation reported below are not necessarily indicative of the compensation our NEOs will receive following the spin-off. We have not yet made any determinations with respect to specific compensation of our NEOs following the spin-off.

HGV NEOs	Historic Title at Hilton Parent
Mark D. Wang President and Chief Executive Officer	Executive Vice President and President, Hilton Grand Vacations

Michael D. Brown Chief Operating Officer	Senior Vice President and Chief Operating Officer, Hilton Grand Vacations

David C. Hayes Chief Marketing Officer	Senior Vice President and Chief Marketing Officer, Hilton Grand Vacations

Stan R. Soroka Chief Customer Officer	Senior Vice President Hilton Grand Vacations Resort and Brand Services

In connection with the spin-off, Mr. James E. Mikolaichik has entered into an offer letter pursuant to which he will serve, commencing on August 17, 2016, as Chief Financial Officer of Hilton Grand Vacations at Hilton Parent and will continue to serve as our CFO following the spin-off. Mr. Mikolaichik, as our Chief Financial Officer, will be a named executive officer for fiscal 2016. For additional information regarding Mr. Mikolaichik’s compensation arrangements, see “— Actions Taken in Anticipation of the Spin-off).

Executive Compensation Framework

Historically. Following is an overview of key aspects of Hilton Parent’s pay philosophy, design and process.

Overall Compensation Philosophy

Hilton Parent’s goal is to provide programs that:

•       Deliver competitive levels of compensation to attract, retain and motivate highly qualified executives

•       Foster a strong relationship between stockholder value and executive compensation by having a significant portion of compensation composed of equity-based incentive awards

•       Emphasize performance-based compensation contingent upon achieving corporate and business area performance goals

•       Promote Hilton Parent’s core values of Hospitality, Integrity, Leadership, Teamwork, Ownership and Now by individuals working at Hilton Parent’s owned, leased, managed, timeshare and corporate locations whose performance and responsibilities directly affect the results of Hilton Parent’s operations

Compensation Program Design

Hilton Parent’s programs are designed to:

•       Provide three main components: base salary, short-term cash incentive and long-term equity incentive awards, each designed to be consistent with its compensation philosophy

•       Create competitive compensation packages that cultivate long-term value creation without taking unnecessary risks

•       Combine both short-term and long-term compensation to promote retention and create a pay-for-performance environment

•       Emphasize at-risk pay over fixed pay, yet create a positive work environment that rewards long-term achievements

•       Motivate and reward for successfully executing Hilton Parent’s business strategy

•       Avoid rigid categorical guidelines or formulas in setting the level and mix of compensation

Compensation Process

In reviewing and establishing pay, Hilton Parent:

•       Evaluates pay annually, or more frequently as circumstances merit

•       Considers the following factors when setting compensation levels:

•       Compensation of executives serving in similar positions at peer companies

•       Individual knowledge, experience and capabilities of the executive

•       The executive’s scope of responsibility, authority and accountability

•       The level of pay relative to Hilton Parent’s other executives

Going Forward. Following the spin-off, we expect to establish a similar executive compensation philosophy, design and process with respect to our named executive officers. We expect that our compensation objectives will be to provide a program designed to be competitive, emphasize performance-based compensation, promote our core values and foster alignment with our stockholders’ interests.

Making Compensation Decisions

Historically. The Hilton Parent Compensation Committee, Hilton Parent’s management and Hilton Parent’s compensation consultant have each had a role regarding the compensation of its executive officers.

Role of the Compensation Committee

The Hilton Parent Compensation Committee oversees and approves key aspects of Hilton Parent’s executive compensation, including its CEO’s and other executive officers’ salaries, performance goals and payouts under the annual cash incentive plan, the size and structure of long-term incentive awards and any executive perquisites or other benefits. While the Hilton Parent Compensation Committee reviews and approves the specific elements of compensation of Hilton Parent’s executive officers, including its NEOs, Hilton Parent’s board has supervisory responsibility for executive compensation matters generally. The Hilton Parent Compensation Committee approves performance goals designed to align executive pay with Hilton Parent’s performance and stockholder interests and also seeks to provide competitive pay opportunities tied to performance and designed to retain talent, maximize stockholder value and mitigate material risk. In implementing Hilton Parent’s executive compensation program, the Hilton Parent Compensation Committee considers many factors, including the cyclical nature of the hospitality business, the advice of its compensation consultant, internal pay equity among executives and the alignment of Hilton Parent’s total pay opportunity and pay outcomes with performance and with competitive market data. Although the Hilton Parent Compensation Committee has overseen the compensation programs applicable to those serving as Senior Vice Presidents, including Messrs. Brown, Hayes and Soroka who served as Senior Vice Presidents at Hilton Parent’s Hilton Grand Vacations segment (the “Timeshare Segment”), specific decisions regarding these individuals’ compensation were made by members of Hilton Parent’s management as described below.

Role of Hilton Parent’s Management

Hilton Parent’s CEO and Chief Human Resources Officer work closely with the Hilton Parent Compensation Committee in managing Hilton Parent’s executive compensation program and attend meetings of the Hilton Parent Compensation Committee. Hilton Parent’s CEO makes recommendations to the Hilton Parent Compensation Committee, regarding compensation for executive officers other than himself. As to Messrs. Brown, Hayes and Soroka, Hilton Parent’s CEO and Chief Human Resources Officer worked closely with the President of the Timeshare Segment, Mr. Wang, in setting and approving their base salaries, goals under the cash incentive plans, the amount of their long-term incentive awards and any executive perquisites or other benefits.

Role of the Hilton Parent Compensation Committee Consultant

Exequity LLP (“Exequity”) has served as the Hilton Parent Compensation Committee independent compensation consultant since 2012. Exequity reports to and is instructed in its duties by the Hilton Parent Compensation Committee and carries out its responsibilities in coordination with Hilton Parent’s Human Resources department. In 2015, Exequity’s services to the Hilton Parent Compensation Committee included, among other things, providing perspective on current trends and developments in executive and director compensation, as well as analysis of benchmarking data and confirmation of Hilton Parent’s peer group composition.

Exequity provides research, data analyses, survey information and analysis, incentive design expertise and other analyses related to compensation levels and design. Exequity also updates the Hilton Parent Compensation Committee on trends and developments related to executive compensation practices, advises on the composition of Hilton Parent’s peer group (as described below) and provides its views to the Hilton Parent Compensation Committee on best practices when evaluating executive pay programs and policies. In 2015, it performed no other services for Hilton Parent. The Hilton Parent Compensation Committee evaluated whether any of the work provided by Exequity during 2015 raised any conflicts of interest and determined that it did not.

Going Forward. Following the spin-off, it is expected that the HGV Compensation Committee will have a role regarding our executive’s compensation similar to that of the Hilton Parent Compensation Committee with respect to Hilton Parent’s executives. The HGV Compensation Committee may also retain a compensation consultant, in which event, we expect that the nature and scope of the compensation consultant’s engagement will be similar to that of Hilton Parent’s compensation consultant. We also expect that members of our management will assist the HGV Compensation Committee with our executive compensation programs in a manner similar to the way in which Hilton Parent’s management assists the Hilton Parent Compensation Committee.

Assessing Competitive Practice Through Peer Group Comparisons

Executive Compensation Peer Group

Historically. To gain a general understanding of current compensation practices applicable to Hilton Parent’s executive officers and other senior executives, the Hilton Parent Compensation Committee reviews pay of executives serving in similar positions at peer companies. The external market data reviewed for 2015 included peer group proxy data, broad industry-comparative compensation surveys and data provided by peer group companies that participate in Equilar’s Annual Executive Compensation Survey.

In initially setting the peer group, the Hilton Parent Compensation Committee considered: industries that attract and retain similar talent; annual revenue; EBITDA (defined as earnings before interest expense, taxes and depreciation and amortization); market capitalization; brand recognition; global presence; and number of employees. It also considered the peer companies’ performance such as: revenue growth; net income growth; growth of earnings per share; return on equity; and total stockholder return. The Hilton Parent Compensation Committee annually reviews the composition of Hilton Parent’s peer group. Hilton Parent’s 2015 peer group consisted of 18 hospitality, restaurant, travel and global consumer brand companies that have a corporate structure and global presence comparable to Hilton Parent. Hilton Parent is positioned near the median of the peer group based on annual revenue and market capitalization.

In February 2015, information about the peer companies listed in the table below (the “Hilton Parent 2015 peer group”) was reviewed when determining Messrs. Wang’s, Brown’s, Hayes’ and Soroka’s 2015 base salaries, short-term cash incentive targets and long-term incentive targets.

Hilton Parent 2015 Executive Compensation Peer Group Companies

Hospitality & Restaurants	Travel	Global Consumer Brands
Host Hotels & Resorts, Inc.	Avis Budget Group, Inc.	FedEx Corporation
Hyatt Hotels Corporation	Las Vegas Sands Corp.	General Mills, Inc.
Marriott International, Inc.	MGM Resorts International	Kellogg Company
Starwood Hotels & Resorts Worldwide, Inc.	United Continental Holdings, Inc.	Nike, Inc.
Wyndham Worldwide Corporation	Wynn Resorts, Limited	Starbucks Corporation
Darden Restaurants, Inc.		The Walt Disney Company
McDonald’s Corporation

In August 2015, the Hilton Parent Compensation Committee adjusted the peer group to be used for future compensation decisions by removing The Walt Disney Company and adding Carnival Corporation, Royal Caribbean Cruises and Yum! Brands. The Hilton Parent Compensation Committee selected the additional peers due to their similar size and, for Carnival Corporation and Royal Caribbean Cruises, because they are travel industry peers. Yum! Brands was selected because it is a global, multi-brand franchiser. Hilton Parent’s new peer group consists of 20 hospitality, restaurant, travel and global consumer brand companies.

Going Forward. Following the spin-off, the HGV Compensation Committee may establish a peer group for the purpose of comparing the overall, and the individual elements of, compensation of our named executive officers to those of executives serving in similar capacities at our peer companies. However, the companies included in our peer group may differ from those identified above.

2015 Executive Compensation Design and Decisions

Historically. In determining the pay design and pay levels for executives in 2015, a number of factors were considered when determining base salaries, short-term cash incentive targets and long-term incentive targets, including: the level of compensation of those serving in similar positions at the Hilton Parent 2015 peer group companies; individual factors such as knowledge, experience and capabilities of the executive; the level of the executive’s pay relative to other Hilton Parent executives; the executive’s position within the corporate organization; and the scope of the executive’s responsibility, authority and accountability. In determining final pay outcomes, both Hilton Parent’s overall performance and business area performance were evaluated.

Compensation Components

Following is an overview of Hilton Parent’s 2015 executive compensation program:

Compensation Element	Form	Objectives
Base Salary Fixed, short-term	Cash	• Attract and retain high-quality executives to drive Hilton Parent’s success • Align with external competitive level and internal parity for each role, responsibility and experience

Annual and Quarterly Incentive At-risk, short-term	Cash	• Reward for Hilton Parent’s overall and business unit results • Align actual pay-out based on achievement of Hilton Parent’s overall and business area performance goals

Long-Term Incentive At-risk, medium to long-term	Equity, including: Performance Shares (60%) RSUs (20%) Stock Options (20%)

•       Reward for future company performance; align with interests of Hilton Parent’s stockholders; retain executives through vesting over multi-year periods

•       Emphasize use of performance shares with a 3-year performance period based on Relative TSR, as defined below (50% of award) and EBITDA CAGR, as defined below (50% of award)

•       Vest RSUs pro rata over 2 or 3 years

•       Vest stock options pro rata over 3 years, with a 10-year expiration from the date of grant

Going Forward. It is expected that the HGV Compensation Committee will conduct a thorough review of the current Hilton Parent executive compensation program and adopt a program with objectives, principles and approaches that appropriately reflect our business needs and strategy.

Base Salary

Historically. Hilton Parent believes it is important to provide a competitive fixed level of pay to attract and retain experienced and successful executives. In determining the amount of base salary that each executive receives, Hilton Parent looks to the executive’s current compensation, tenure, any change in the executive’s position or responsibilities and the complexity and scope of the executive’s position as compared to those of other executives within the organization and in similar positions at companies in the Hilton Parent peer group. Base salaries are periodically reviewed and may be adjusted from time to time pursuant to such review.

In February 2015, the base salaries for Messrs. Wang, Brown, Hayes and Soroka were increased by approximately 3% to $669,500, $360,500, $324,450 and $319,300, respectively. The size of the increase was determined based on competitive market practices, increases for those serving at a similar level within Hilton Parent and the level of base salaries of executives serving in a similar role and with comparable responsibilities at companies within the Hilton Parent 2015 peer group.

Going Forward. It is expected that the HGV Compensation Committee will adopt similar principles and approaches with respect to our named executive officers’ base salaries.

Annual and Quarterly Cash Incentive Compensation

Annual Cash Incentive Plan

Historically. Hilton Parent’s annual cash incentive plan rewards the participants for their contributions toward specific annual, short-term financial and operational goals that are tied to the overall company strategy. It is designed to motivate the participants to focus on strategic business results and initiatives and reward them for results and achievements with respect to their business units or function.

Hilton Parent’s annual cash incentive plan provides an annual cash incentive award opportunity based on both corporate and business area performance objectives. In establishing the business area goals, Hilton Parent’s CEO works with senior management to establish business priorities at the beginning of each performance period. These business priorities are used to create the performance objectives, and each objective is given a specific weighting based on its scope, importance and strategic relevance. The weighting for each objective is expressed as a percentage of the participant’s total award opportunity under the annual cash incentive plan. The Hilton Parent Compensation Committee then reviews and approves the objectives recommended for each of its NEOs, including Mr. Wang. The Hilton Parent CEO, Chief Human Resources Officer and Mr. Wang reviewed and approved the objectives recommended for each of Messrs. Brown, Hayes and Soroka.

Each participant’s target annual cash incentive opportunity is expressed as a percentage of his or her base salary in effect at fiscal year-end. Threshold, target and maximum annual incentive opportunities are approved annually based on peer group benchmark data and the scope and impact the participant has on Hilton Parent’s overall results. For 2015, the threshold, target and maximum payout levels for Messrs. Wang, Brown, Hayes and Soroka were as set forth in the table below, which payout levels remained the same as for 2014.

Name	Threshold	Target	Maximum
Mark D. Wang	50%	100%	150%
Michael D. Brown	30%	60%	90%
David C. Hayes	30%	60%	90%
Stan R. Soroka	15%	30%	45%

2015 Performance Objectives

Hilton Parent’s 2015 annual cash incentive plan was based on a combination of corporate and business area objectives, and the weighting of each objective was allocated to drive business results within each participant’s area of responsibility. The primary corporate objective was based on Hilton Parent’s consolidated Adjusted EBITDA (as defined below). Business area objectives were both quantitative and qualitative in nature, based on financial, operational and strategic objectives specific to each individual and the function for which they are responsible. New for 2015, business area objectives included leadership results, tying awards directly to employee engagement. The leadership score was calculated based on responses from each business area to questions on leadership, engagement and trust in Hilton Parent’s employee engagement survey.

Messrs. Wang’s, Brown’s, Hayes’ and Soroka’s annual cash incentive components, weightings and key performance measures for the 2015 fiscal year were as follows:

	Weighting as a % of Total Award Opportunity
Name	Adjusted EBITDA(1)	Segment Adjusted EBITDA(1)	Business Area	Primary Business Area Performance Goals
Mark D. Wang	20%	30%(2) (Timeshare Segment Adjusted EBITDA)	50%

•       Optimization of return on invested capital

•       Drive Timeshare Segment’s performance and optimize customer experience

•       Maximization of Timeshare Segment’s synergy with Hilton Parent

•       Leadership score for business area

Michael D. Brown	10%	N/A	90%	• Optimization of return on invested capital • Achievement of net sales volume of developed properties • Leadership score for business area

David C. Hayes	10%	N/A	90%

•       Achievement of marketing partnership goal

•       Drive Timeshare Segment’s performance

•       Maximization of Timeshare Segment’s synergy with Hilton Parent

•       Execution of human capital initiatives

•       Leadership score for business area

Stan R. Soroka	10%	N/A	90%	• Optimization of return on investment capital • Drive Timeshare Segment’s performance and optimize customer experience • Execution of human capital initiatives • Leadership score for business area

(1)	Adjusted EBITDA and Timeshare Segment Adjusted EBITDA are calculated as set forth in Note 23: Business Segments of Hilton Parent’s consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Hilton Parent Form 10-K”).
(2)	Due to Mr. Wang’s role as President of the Timeshare Segment, his objectives also included a Timeshare Segment Adjusted EBITDA component.

2015 Performance Results

At the beginning of the fiscal year following the performance period, each corporate and business area goal is assessed and rated based on the level of achievement. As to Hilton Parent’s NEOs, including Mr. Wang, Hilton Parent’s Finance department and Human Resources department review the achievement of each performance objective against the predetermined objectives with Hilton Parent’s CEO. Hilton Parent’s CEO then reviews these results with the Hilton Parent Compensation Committee and recommends payout amounts under the annual cash incentive plan for each of Hilton Parent’s NEOs, other than himself. The Hilton Parent Compensation Committee then reviews and assesses each NEO’s achievement towards his or her goals and determines and approves an achievement factor used to calculate the actual annual cash incentive award payable to each Hilton Parent NEO. As to Messrs. Brown, Hayes and Soroka, Hilton Parent’s Finance department and Mr. Wang reviewed the achievement levels and calculated the cash incentive award payable.

For the year ended December 31, 2015, the financial component of the award would be paid at 100% of target if Hilton Parent’s consolidated Adjusted EBITDA was $2,824 million and, with respect to 30% of Mr. Wang’s total award opportunity, if Hilton Parent’s Timeshare Segment Adjusted EBITDA was $339 million. Participants were eligible to receive a threshold payout percentage, defined as 50% of the target award with respect to the financial component, if actual performance was 90% of target financial performance and were eligible to receive the maximum payout percentage, defined as 150% of the target award with respect to the financial component, if actual performance met or exceeded 110% of target financial performance. For actual performance between the specified threshold, target and maximum levels, the resulting payout percentage would be adjusted on a linear basis.

For the year ended December 31, 2015, Hilton Parent’s consolidated Adjusted EBITDA was $2,879 million, or 102.0% of the target financial performance, resulting in a payout percentage of 109.8% of the target annual cash incentive with respect to the company-wide financial component. For the year ended December 31, 2015, Hilton Parent’s Timeshare Segment Adjusted EBITDA was $352 million, or 103.8% of the target financial performance, resulting in a payout percentage of 118.9% of the target annual cash incentive with respect to 30% of Mr. Wang’s total award opportunity.

Hilton Parent’s actual annual cash incentive awards are calculated by multiplying the participant’s actual base salary by his or her target award potential, which are then adjusted by an achievement factor based on the combined achievement of the corporate component and the business area performance objectives. For the year ended December 31, 2015, Messrs. Wang’s, Brown’s, Hayes’ and Soroka’s target cash incentive opportunity and cash incentive award earned (as reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table) were as follows:

Name	2015 Year-End Base Salary	Target Annual Cash Incentive Opportunity as a Percent of Base Salary	Target Annual Cash Incentive Opportunity	Achievement Factor as a Percent of Target Award*	2015 Amount Earned under Annual Cash Incentive Plan
Mark D. Wang	$669,500	100%	$669,500	116.1%	$777,427
Michael D. Brown	360,500	60	216,300	114.0	246,539
David C. Hayes	324,450	60	194,670	104.7	203,878
Stan R. Soroka	319,300	30	95,790	119.4	114,402

*	Percentage has been rounded.

Going Forward. In connection with the spin-off, we expect to adopt an annual cash incentive plan with terms to be determined by the HGV Compensation Committee. We expect this plan will be designed to reflect measures, targets and goals commensurate with our business and industry.

Quarterly Cash Incentive Plan

Historically. In addition to its annual cash incentive plan, Hilton Parent provides a quarterly cash incentive compensation plan for those employed as Senior Vice Presidents in the Timeshare Segment. Messrs. Brown, Hayes and Soroka participated in this quarterly cash incentive plan. Similar to the annual cash incentive plan, Hilton Parent’s quarterly cash incentive plan provides a cash incentive award opportunity based on financial objectives and business area objectives but that are specific to the Timeshare Segment. Quarterly objectives are set at the beginning of the year, and each objective is given a specific weighting expressed as a percentage of the participant’s total award opportunity under the quarterly cash incentive plan. Each participant’s quarterly cash incentive opportunity is expressed as a percentage of his or her base salary with threshold, target and maximum payout levels approved by Hilton Parent’s CEO, Chief Human Resources Officer and Mr. Wang. For 2015, the payout levels for Messrs. Brown and Hayes were 93.75% (33.75% as to Mr. Soroka) at threshold, 125% (45% as to Mr. Soroka) at target and 187.50% (67.50% as to Mr. Soroka) at maximum.

2015 Performance Objectives

Hilton Parent’s 2015 quarterly cash incentive plan was based on a combination of financial objectives and business area objectives weighted to drive business results within the Timeshare Segment. The primary financial objective was based on Timeshare Segment Adjusted EBITDA (calculated as set forth in Note 23: Business Segments of the Hilton Parent Form 10-K). Business area objectives were both quantitative and qualitative in nature, based on financial, operational and strategic objectives specific to each individual and the function for which he or she is responsible. As to Messrs. Brown, Hayes and Soroka, such objectives included forecasting accuracy, EBITDA margin and sales and marketing contributions for the specific function or region. Each of Messrs. Brown’s, Hayes’ and Soroka’s quarterly cash incentive award was weighted with 25% based on Timeshare Segment Adjusted EBITDA and 75% based on business area objectives.

2015 Performance Results

Following each quarterly performance period, the financial and business area goals are assessed and rated based on the level of achievement. The Timeshare Segment Adjusted EBITDA component of each of Messrs. Brown’s, Hayes’ and Soroka’s quarterly award would be paid at the threshold payout percentage (defined as 75% of the target award) if actual performance was 90% of target financial performance, at the target payout percentage (defined as 100% of the target award) if actual performance was 100% of target financial performance and at the maximum payout percentage (defined as 150% of the target award) if actual performance met or exceeded 110% of target financial performance. For actual performance between the specified threshold, target and maximum levels, the resulting payout percentage would be adjusted on a linear basis. The annualized target Timeshare Segment Adjusted EBITDA was set at $339 million, and the annualized actual achievement was $352 million, resulting in an annual payout percentage of approximately 118.9% of the target incentive with respect to 25% of Messrs. Brown’s, Hayes’ and Soroka’s total award opportunity.

The actual quarterly cash incentive awards are calculated by multiplying the participant’s base salary by his or her target award potential, which are then adjusted by an achievement factor based on the combined achievement of the financial component and the business area performance objectives. Messrs. Brown’s, Hayes’ and Soroka’s aggregate target cash incentive opportunity and aggregate cash incentive award earned in 2015 based on actual achievement (as reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table) under the quarterly cash incentive plan were as follows:

Name	2015 Base Salary	Target Cash Incentive Opportunity as a Percent of Base Salary	Aggregate Target Cash Incentive Opportunity(1)	Aggregate Amount Earned as a Percent of Target Award*	2015 Aggregate Amount Earned under Quarterly Cash Incentive Plan
Michael D. Brown	$360,500	125%	$450,625	114.4%	$515,395
David C. Hayes	324,450	125	405,563	133.6	541,931
Stan R. Soroka	319,300	45	143,685	134.0	192,533

*	Percentage has been rounded.
(1)	Amount represents the sum of the target incentive opportunity for each of the quarterly performance periods during 2015.

Going Forward. The HGV Compensation Committee intends to review the quarterly cash incentive plan and determine if a similar plan is appropriate for our named executive officers.

Long-Term Incentive Awards

Historically. Hilton Parent’s long-term incentive award plan is designed to reward for future company performance, align with the interests of its stockholders and retain executives. These goals are further described under “—Compensation Components.”

Long-term incentive compensation is awarded under Hilton Parent’s 2013 Omnibus Incentive Plan (the “Hilton Parent Incentive Plan”) and provides an opportunity for its executive officers, including its NEOs, and other key employees, including Messrs. Brown, Hayes and Soroka, to increase their ownership interest in Hilton Parent through grants of equity-based awards. Under the Hilton Parent Incentive Plan, equity-based awards may be awarded in the form of stock options, stock appreciation rights, restricted stock, RSUs, performance shares and other stock-based awards.

Each of Hilton Parent’s NEO’s target long-term incentive opportunity is approved annually by the Hilton Parent Compensation Committee based on peer group benchmark data and the scope and impact the executive has on Hilton Parent’s overall results. Each of Messrs. Brown’s, Hayes’ and Soroka’s target long-term incentive opportunity was approved by Hilton Parent’s CEO, Chief Human Resources Officer and Mr. Wang.

In 2015, the target pay levels for Messrs. Wang, Brown, Hayes and Soroka were increased by approximately 3% to $1,854,000, $324,450, $292,005 and $287,370, respectively and, as to Mr. Soroka, excludes the value of his special RSU retention award described below. The size of the increase was made to reward these individuals for their performance and to align their compensation with those having similar roles at companies in the Hilton Parent 2015 peer group. The foregoing dollar values differ from the figures reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table because the values for performance shares included in the foregoing amounts were calculated by multiplying the closing price of Hilton Parent’s common stock on the grant date by the number of shares granted.

In 2015, long-term incentive awards granted in connection with Hilton Parent’s annual equity grant program were granted at 100% of target based on the mix and weighting set forth in the chart below. The Hilton Parent Compensation Committee has designed a blended equity portfolio for its senior executives, granting a combination of performance shares, RSUs and stock options. The largest portion of the total equity award generally takes the form of performance shares where the number of shares that may be earned is tied to Hilton Parent’s financial and stock price performance at the end of a three-year period.

Award Type	Weighting	Vesting(2)	Value Tied To
Performance Shares	60% of total award	Vest at the end of a 3-year period in an amount based on the level of performance achieved

Stock price where 50% of the performance shares awarded are earned based on Hilton Parent’s TSR relative to a peer group’s TSR (as defined below)

Stock price where 50% of the performance shares awarded are earned based on EBITDA CAGR (as defined below)

Restricted Stock Units(1)	20% of total award	Vest over 2 years in equal annual installments	Stock price

Stock Options	20% of total award	Vest over 3 years in equal annual installments; expires in 10 years	Stock price appreciation

(1)	Holders of unvested RSUs are entitled to accrue dividend equivalent payments either in cash or, at the sole discretion of the Hilton Parent Compensation Committee, in shares of Hilton Parent’s common stock having a fair market value as of the settlement date equal to the amount of such dividends, with such dividend equivalents payable following vesting (or forfeited to the extent the underlying RSUs are forfeited).
(2)	See “The Spin-Off—Treatment of Outstanding Equity Awards” for a description of the treatment of outstanding Hilton Parent equity-based awards in connection with the spin-off.

In addition to the long-term incentive awards granted under Hilton Parent’s annual equity grant program, Mr. Soroka received a special retention award of 5,031 RSUs in connection with his promotion and increased role and responsibilities. These RSUs vest in three equal annual installments beginning on the first anniversary of the grant date but otherwise have the same terms as those granted as part of the annual equity grant program.

Beginning with equity awards granted in 2015, the Hilton Parent Compensation Committee also determined that each award type will be eligible to continue to vest for a specified period following the executive’s retirement. “Retirement” is defined as a voluntary termination of employment after having reached age 55 and achieved at least ten years of service with Hilton Parent, provided that the grant was made at least six months prior to the executive’s retirement. Awards that remain outstanding and eligible to vest following an executive’s retirement are subject to forfeiture if the executive violates specified restrictive covenants agreed to with Hilton Parent and described below.

Performance Shares

Hilton Parent’s performance shares are intended to focus its executives on the long-term performance of Hilton Parent and its performance relative to a TSR peer group. The performance shares vest at the end of a three-year performance period and are divided into two tranches:

•	50% are based on the level of achievement of Hilton Parent’s total stockholder return (“TSR”) relative to the TSR of members of the peer company group defined below (“Relative TSR”).

•	50% are based on the compound annual growth rate of Hilton Parent’s Adjusted EBITDA (“EBITDA CAGR” as defined in the award agreement) over that three-year period by measuring the growth of Hilton Parent’s Adjusted EBITDA at the end of the performance period to that for the fiscal year immediately prior to the beginning of the performance period.

The Hilton Parent Compensation Committee determined that Relative TSR and EBITDA CAGR are appropriate vesting measures for the performance shares. The Hilton Parent Compensation Committee believes that these measures appropriately align management with Hilton Parent’s stockholders, incentivize management to achieve Hilton Parent’s long-term strategy and focus management on growing Hilton Parent’s Adjusted EBITDA which, in turn, allows it to reinvest in its business and expand its global footprint. Beginning in the first quarter of 2015, Hilton Parent modified its definition of Adjusted EBITDA to align with management’s view of allocating resources and assessing the performance of its segments and to facilitate comparisons with its competitors. Therefore, the performance shares granted in 2015 that vest based on EBITDA CAGR are based on the new definition of Adjusted EBITDA, whereas the performance shares granted in 2014 that vest based on EBITDA CAGR are based on the definition reported in Hilton Parent’s 2014 SEC filings.

The performance period generally begins on January 1 of the fiscal year in which the performance shares are granted and ends on December 31 of the third year thereafter. The performance shares granted in 2015 have a performance period that began on January 1, 2015 and ends on December 31, 2017. Following the three-year performance period, the Hilton Parent Compensation Committee will determine the achievement levels under each of the Relative TSR and EBITDA CAGR performance measures and the number of performance shares earned under these measures.

The total number of performance shares that vest based on each of Relative TSR and EBITDA CAGR is based on the percentages shown in the table below. For actual performance between the specified threshold, target, above target and maximum levels, the resulting payout percentage will be adjusted on a linear basis. In addition, if Hilton Parent’s TSR is negative over the performance period, the percentage of the award earned under the Relative TSR measure cannot exceed 100%.

Performance Metric (Weighting)		Level of Achievement
		Below Threshold	Threshold	Target	Above Target	Maximum	Cap (if applicable)
Relative TSR (50%)	Performance Metric Achieved	< 25th percentile	25th percentile	50th percentile	75th percentile	> 90th percentile and above	Capped at 100% if TSR is negative over performance period
	Percentage of Award Earned	0%	50%	100%	150%	200%

EBITDA CAGR (50%)	Performance Metric Achieved	< 5%	5%	9%	n/a	13% and above	n/a
	Percentage of Award Earned	0%	50%	100%	n/a	200%

The peer group used to determine achievement under the Relative TSR measure is distinct from the peer group used to evaluate and set compensation levels discussed under “—Assessing Competitive Practice Through Peer Group Comparisons.” At the time of the 2015 grants, the Hilton Parent Compensation Committee determined to include the following peer companies in the Relative TSR peer group in order to more directly compare its financial and stock performance to companies in its industry.

Hilton Parent 2015 Relative TSR Peer Group Companies

Hospitality	REITs	Leisure
Carnival Corporation	Chesapeake Lodging Trust	Churchill Downs Incorporated
Choice Hotels International, Inc.	DiamondRock Hospitality Company	Penn National Gaming, Inc.
Hyatt Hotels Corporation	Host Hotels & Resorts, Inc.	Vail Resorts, Inc.
Marriott International, Inc.	Hospitality Properties Trust	Wynn Resorts, Limited
Royal Caribbean Cruises Ltd.	LaSalle Hotel Properties
Starwood Hotels & Resorts Worldwide, Inc.	Pebblebrook Hotel Trust
Wyndham Worldwide Corporation	RLJ Lodging Trust
Ryman Hospitality Properties, Inc.

Treatment of Long-Term Incentive Awards Upon Termination, Change in Control or Retirement

Each equity-based award is subject to restrictive covenants related to post-employment non-solicitation and non-competition covenants for 12 months following any termination of employment and indefinite covenants covering trade secrets, confidentiality and non-disparagement. Under the award agreements, if there is a restrictive covenant violation or Hilton Parent determines after termination that grounds for a termination for cause existed, the executive will be required to pay Hilton Parent an amount equal to the after-tax proceeds received upon the sale or disposition of the equity award and any shares issued in respect thereof. Further, each of these executives’ equity-based awards is subject to Hilton Parent’s Clawback Policy, which is described below. Additional provisions are outlined in the table below.

Award Type	Termination and Change in Control Provisions for Unvested Shares
Performance Shares

•       Death or disability: Prorated portion will immediately vest at target levels(1)

•       Change in control: Prorated portion will immediately vest based on actual performance through the most recently completed fiscal quarter, or, if performance is unable to be calculated, at target(1)

•       Retirement: Beginning with grants made in 2015, prorated portion will vest at the end of the performance period based on actual performance(1)(4)

•       Other reasons: Forfeited

Restricted Stock Units

•       Death or disability: Immediately vest

•       Termination without “cause” (as defined in the Hilton Parent Incentive Plan) within 12 months following a change in control: Immediately vest

•       Retirement: Beginning with grants made in 2015, continue to vest based on the original vesting schedule(4)

•       Other reasons: Forfeited

Stock Options

•       Death or disability: Immediately vest and become exercisable; vested options remain exercisable for one year thereafter(2)

•       Termination without “cause” within 12 months following a change in control: Immediately vest and become exercisable; remain exercisable for 90 days thereafter(2)

•       Retirement: Beginning with grants made in 2015, continue to vest according to the original vesting schedule; remain exercisable until the earlier of (x) the original expiration date or (y) five years from retirement(4)

•       Other reasons: Forfeited unvested; vested options will remain exercisable for 90 days thereafter(3)

(1)	Prorated based on the number of days in the performance period that have elapsed prior to termination.
(2)	Options do not remain exercisable later than the original expiration date.
(3)	Upon termination for cause all vested and unvested options terminate.
(4)	Upon a violation of specified restrictive covenants, all vested and unvested options terminate, and all other unvested awards are forfeited.

Going Forward. It is expected that the HGV Compensation Committee will review Hilton Parent’s long-term incentive awards program and determine the appropriate structure and mix of awards appropriate for our named executive officers. We expect to deliver multiple forms of long-term incentive awards similar to Hilton Parent. However, the form, type and mix of awards and the measures used to determine our long-term performance may differ.

Other Benefits and Perquisites

Historically. Hilton Parent’s executives, including its NEOs, are eligible for benefits including group health, dental and disability insurance and basic life insurance premiums. These benefits are intended to provide competitive and adequate protection in case of sickness, disability or death, and its NEOs participate in these plans on the same basis as all other employees.

Hilton Parent provides limited perquisites to its NEOs when determined to be necessary and appropriate. Hilton Parent provides its NEOs with the opportunity for an annual physical examination. Hilton Parent also provides its NEOs complimentary rooms, food and beverage, and on-site services while on personal travel at Hilton Parent-branded hotels. The travel-related benefits are consistent with Hilton Parent’s peers in the hospitality industry and offered to encourage the NEOs to visit and evaluate Hilton Parent’s properties. Hilton Parent provides its CEO with a life insurance benefit for his family and the associated taxes. In addition, given its wide geographic footprint, Hilton Parent’s CEO has use of Hilton Parent’s aircraft for both business and personal travel, which the Hilton Parent Compensation Committee believes allows its CEO to work more efficiently and safely. The cost of these benefits is a small percentage of Hilton Parent’s overall compensation package. Hilton Parent believes that these benefits and perquisites are competitive in its industry and consistent with its overall compensation philosophy. The value of our NEOs’ perquisites and other personal benefits are reflected in the “All Other Compensation” column of the Summary Compensation Table and the accompanying footnote.

Going Forward. The HGV Compensation Committee will review these benefits and perquisites in connection with the spin-off and determine what is appropriate for our named executive officers.

Retirement Savings Benefits

Historically. Hilton Parent maintains a tax-qualified 401(k) plan, under which it matches 100% of employee contributions up to 3% of eligible compensation and 50% of employee contributions on the next 2% of eligible compensation. In addition to the 401(k) plan, Hilton Parent also offers its NEOs and other senior management the opportunity to supplement their retirement and other tax-deferred savings through Hilton Parent’s Executive Deferred Compensation Plan (the “Hilton Parent EDCP”).

Pursuant to the Hilton Parent EDCP, specified eligible employees may defer up to 100% of either or both their annual salary and bonus. Deferral elections are made by eligible employees in the calendar year preceding the year compensation is otherwise payable. Contributions to the Hilton Parent EDCP consist solely of participants’ elective deferral contributions with no matching or other employer contributions. Eligible employees are permitted to make individual investment elections that will determine the rate of return on their deferral amounts under the elective nonqualified deferred compensation plan. Participants may change their investment elections at any time. Deferrals are only deemed to be invested in the investment options selected. Participants have no ownership interest in any of the funds as investment elections are used only as an index for crediting gains or losses to participants’ accounts. The investment options consist of a variety of well-known mutual funds including certain non-publicly traded mutual funds available through variable insurance products.

Investment gains or losses in the funds are credited to the participants’ accounts daily, net of investment option related expenses. The Hilton Parent EDCP does not provide any above-market returns or preferential earnings to participants, and the deferrals and their earnings are always 100% vested.

Hilton Parent’s NEOs may elect to receive in-service distributions of such amounts at the time they make their deferral elections. In addition, upon a showing of financial hardship due to death, illness, accident or similar extraordinary or unforeseeable circumstances, an executive may be allowed to access funds in his or her deferred compensation account before he otherwise would have been eligible. The participant must make two payout elections, one in the case of termination and one in the case of retirement. Benefits can generally be received either as a lump sum payment or in installments over a period not to exceed 20 years in the case of retirement, five years in the case of termination and five years for in-service distributions. In the event of a change in control, 100% of the value of the eligible employee’s deferred compensation account will be distributed.

Going Forward. The HGV Compensation Committee will review these retirement savings plans in connection with the spin-off and determine what is appropriate for our named executive officers.

Severance Plan

Historically. The Hilton Parent Compensation Committee believes that a carefully structured severance program is necessary to attract and retain talent. Hilton Parent’s severance plan covering Messrs. Wang, Brown, Hayes and Soroka (the “Hilton Parent Severance Plan”) allowed these executives to focus their attention and energy on making objective business decisions that are in the best interest of Hilton Parent’s stockholders. In addition, the Hilton Parent Compensation Committee believes that the interests of its stockholders are better protected and enhanced by providing greater certainty regarding executive pay obligations in the context of planning and negotiating any potential corporate transactions.

Under the terms of the Hilton Parent Severance Plan, if an eligible employee is terminated by Hilton Parent without “cause,” or if the eligible employee terminates his or her employment for “good reason” (each, a “qualifying termination”), then, subject to the eligible employee’s execution and non-revocation of a release of claims against Hilton Parent, continued compliance with restrictive covenants related to post-employment non-solicitation and non-compete covenants for one year following termination, and indefinite covenants covering confidentiality and non-disparagement, he or she will be eligible to receive a severance payment in an amount determined based on the employee’s position and a multiple of the employee’s then-current base salary and annual target bonuses under the annual and quarterly cash incentive plans. Under the terms of the Hilton Parent Severance Plan, Mr. Wang would have been eligible to receive a severance payment in an amount equal to 2.0 times his then-current base salary and annual target bonus under the annual cash incentive plan, and each of Messrs. Wang, Brown, Hayes and Soroka would have been eligible to receive a severance payment equal to 1.0 times, the sum of his then-current base salary and annual target bonuses under the annual and quarterly cash incentive plans, paid in a lump sum. In addition, upon a qualifying termination, each of Messrs. Brown, Hayes and Soroka would have been entitled to certain continued health and welfare benefits, as described below under “Potential Payments Upon Termination or Change in Control.”

Under the terms of the Hilton Parent Severance Plan, each of Messrs. Wang, Brown, Hayes and Soroka would have also been entitled to the same level of severance upon a qualifying termination in connection with a change in control except that severance may be reduced if doing so would result in the executive receiving more on a net after-tax basis in connection with any applicable golden parachute excise taxes under Internal Revenue Code Section 4999.

In addition to the Hilton Parent Severance Plan, any compensation and benefits to be paid or provided in connection with a separation would have been determined at the discretion of Hilton Parent and could be based on the executive, his or her position, the nature of the separation and the respective executive’s compliance with specified post-termination restrictive covenants.

Going Forward. It is expected that the HGV Compensation Committee will adopt and implement a severance plan providing benefits commensurate with our business and industry and that each of our named executive officers will participate in this plan. The specific terms of such severance plan have not yet been determined.

Key Executive Compensation Practices

Historically. Hilton Parent follows key executive compensation practices that promote good governance and serve the interests of its stockholders, as summarized below.

What Hilton Parent Does:

•	Emphasizes long-term performance—Hilton Parent’s long-term incentive program is designed to focus executives on stockholder value and emphasize achievement of strategic objectives over the next several years.

•	Engages an independent compensation consultant—Hilton Parent’s Compensation Committee consultant does not provide any other services to Hilton Parent.

•	Applies a “double trigger” vesting in the event of a change in control—In the event of a change in control of Hilton Parent, cash severance benefits and accelerated vesting of stock options and RSUs are payable only upon a “double trigger” where the executive’s employment is terminated in connection with a change in control.

•	Provides limited perquisites—Hilton Parent’s NEOs receive perquisites consistent with industry practices and participate in the same company-wide plans and programs offered to all of Hilton Parent’s eligible employees.

•	Applies a clawback policy—The Hilton Parent Compensation Committee has discretion to recover incentive compensation paid or awarded based on financial results impacted by fraud or misconduct.

•	Establishes maximum payout caps—The Hilton Parent Compensation Committee sets maximum amounts that may be payable for its cash incentive compensation and long-term performance awards.

What Hilton Parent Does Not Do:

•	Allow pledging, hedging or short-sale transactions—Per Hilton Parent’s Insider Trading Policy, all covered persons are prohibited from purchasing Hilton Parent securities on margin or pledging Hilton Parent securities as collateral. Further, Hilton Parent does not permit short sales or the purchase or sale of derivative instruments based on Hilton Parent’s securities.

•	Reprice or buyout underwater stock options—The Hilton Parent Incentive Plan does not permit the repricing or substitution of underwater stock options except with stockholder approval. The Hilton Parent Incentive Plan also does not permit the grant of underwater stock options, except in connection with certain corporate transactions.

•	Pay dividends or dividend equivalents on unvested performance shares or RSUs—No payment of dividends or dividend equivalents, unless and until the underlying performance shares and RSUs vest.

Going Forward. It is expected that the HGV Compensation Committee will adopt compensation practices similar to Hilton Parent’s in these respects and that such practices will operate similarly to promote good governance.

Ownership Policy

Historically. Hilton Parent has adopted an executive stock ownership policy for its NEOs. Each of its NEOs is expected to own shares of Hilton Parent’s common stock in the following amounts within five years from the later of February 19, 2014 and the date he or she first becomes subject to the stock ownership policy:

•	Chief Executive Officer—5 times base salary

•	All other members of the executive management team—3 times base salary

Under this requirement, executives may not dispose of any shares of Hilton Parent they acquire, including, but not limited to, any shares of vested restricted stock, any shares underlying vested restricted stock units, net of taxes, or any shares acquired upon the exercise of any stock options, net of taxes and payment of any exercise price, in each case, received from grants made until the ownership requirements are satisfied. This restriction does not apply to any shares of Hilton Parent’s common stock received by the executive in exchange for his or her equity held prior to Hilton Parent’s IPO.

Going Forward. It is expected that the HGV Compensation Committee will establish similar stock ownership guidelines for our executives that are consistent with general marketplace practices. Specific guidelines have not yet been determined.

Clawback Policy

Historically. Hilton Parent has adopted a clawback policy for its incentive compensation. The Hilton Parent Compensation Committee determined that it may be appropriate to recover annual and/or long-term incentive compensation in specified situations. If the Hilton Parent Compensation Committee determines that incentive compensation of its current and former officers subject to reporting under Section 16 of the Exchange Act or any other employee designated by the Hilton Parent Compensation Committee was overpaid, in whole or in part, as a result of a restatement of the reported financial results of Hilton Parent or any of its segments due to material non-compliance with financial reporting requirements (unless due to a change in accounting policy or applicable law) caused or contributed to by such employee’s fraud, willful misconduct or gross negligence, the Hilton Parent Compensation Committee will review the incentive compensation paid, granted, vested or accrued based on the prior inaccurate results and determine whether to seek recovery of any excess incentive compensation paid or earned as a result of such inaccurate results.

Going Forward. It is expected that the HGV Compensation Committee will consider and develop a similar policy with respect to recoupment of incentive-based compensation. Any such policy, however, may need to be reviewed and updated for compliance and consistency with any final rules issued by the SEC and/or the stock exchange implementing the clawback provisions set forth in the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Stock Award Granting Policy

Historically. Hilton Parent’s annual grant of equity-based awards to its NEOs is made on the date of the first regularly scheduled board meeting of the calendar year (typically held in the first quarter). In addition to annual awards, other grants may be awarded at other times: (1) to attract new hires; (2) to recognize employees for special achievements or for retention purposes; (3) to new employees as a result of the acquisition of another company; or (4) as may be desirable and prudent in other special circumstances. The exercise price of stock options is the closing market price of Hilton Parent’s common stock on the date of grant. Hilton Parent monitors and periodically reviews its equity grant policies to ensure compliance with plan rules and applicable law. Hilton Parent does not have a program, plan or practice to time its equity grants in coordination with the release of material, non-public information.

Going Forward. It is expected that the HGV Compensation Committee will establish a similar policy with respect to the timing of grants of equity-based awards.

Risk Considerations

Historically. The Hilton Parent Compensation Committee believes that the design and objectives of its executive compensation program provides an appropriate balance of incentives for executives and avoid inappropriate risks. In this regard, its executive compensation program includes, among other things, the following design features:

•	Balances fixed versus at-risk compensation;

•	Balances short-term cash and long-term equity incentive compensation;

•	Provides that at-risk compensation is based on a variety of qualitative and quantitative performance goals, including Hilton Parent’s stock price, Hilton Parent’s overall financial performance and the performance of specific business area goals;

•	Caps the executives’ incentive compensation opportunities;

•	Provides the Hilton Parent Compensation Committee with discretion to reduce the annual incentive amount awarded;

•	Requires stock ownership levels;

•	Provides for a clawback of the executive’s compensation in specified circumstances; and

•	Prohibits pledging and hedging of Hilton Parent stock.

Going Forward. It is expected that the HGV Compensation Committee will design its compensation program similar to that of Hilton Parent in these respects, and that such program will be structured to operate so as to provide an appropriate balance of incentives for our executives and avoid unnecessary or excessive risks.

Compliance with IRS Code Section 162(m)

Section 162(m) of the Internal Revenue Code limits a company’s federal income tax deduction for any compensation in excess of $1 million paid to the company’s NEOs except for the company’s chief financial officer. However, this provision does not apply to certain performance-based compensation as long as specified requirements are met.

Historically. Hilton Parent expects to claim the benefit of a special exemption rule that applies to compensation paid (or compensation in respect of equity awards such as stock options or restricted stock granted) during a transition period that may extend until the first annual stockholders meeting that occurs after the close of the third calendar year following the calendar year in which Hilton Parent’s IPO occurred, unless the transition period is terminated earlier under the Section 162(m) post-offering transition rules. At such time as Hilton Parent is subject to the deduction limitations of Section 162(m), Hilton Parent expects that the Hilton Parent Compensation Committee will take the deductibility limitations of Section 162(m) into account in its compensation decisions. The Hilton Parent Compensation Committee may, however, in its judgment, authorize compensation payments that are not exempt under Section 162(m) when it believes that such payments are appropriate to attract or retain talent. In 2015, the Hilton Parent Compensation Committee decided to grant to its NEOs performance shares in the form of restricted stock instead of RSUs to allow Hilton Parent to take advantage of federal income tax deductions under the IPO transition rules.

Going Forward. Following the spin-off, we may be eligible to claim the benefit of a special exemption rule that applies to compensation paid (or compensation in respect of equity awards such as stock options or restricted stock granted) during a transition period that may extend until the first annual stockholders meeting that occurs in the calendar year following the calendar year in which the spin-off occurs, unless the transition period is terminated earlier under the Section 162(m) transition rules. At such time as we become subject to the deduction limitations of Section 162(m), it is expected that the HGV Compensation Committee will establish an appropriate policy and practice with respect to compliance with Section 162(m) of the Internal Revenue Code.

Actions Taken in Anticipation of the Spin-off

Key Elements of Expected CFO Compensation

Pursuant to his offer letter, Mr. Mikolaichik is entitled to receive an initial annual base salary of $450,000, subject to annual review, and an annual cash incentive award. For 2016, Mr. Mikolaichik will be entitled to receive an annual cash incentive award under Hilton Parent’s annual cash incentive plan equal to 100% of his annualized base salary, subject to his continued employment through the payment date. Beginning in 2017 and thereafter, Mr. Mikolaichik will be eligible to participate in our annual cash incentive plan at a level commensurate with his position and will be entitled to receive an annual cash incentive award based on our financial performance and his individual performance. Beginning in 2017, Mr. Mikolaichik will also be eligible to participate in our long-term incentive program in accordance with the terms adopted by the HGV Compensation Committee and, subject to the approval of the HGV Compensation Committee, we expect to grant him a 2017 annual long-term equity-based incentive award under the HGV Omnibus Incentive Plan, having a target value of $675,000 (based on the closing price of our common stock on the grant date).

In addition to the foregoing, Mr. Mikolaichik will be entitled to receive a sign-on cash bonus award of $300,000, which is subject to repayment if, within 24 months of his start date, he voluntarily terminates his employment for any reason (other than in connection with a resignation for “Good Reason” as described below) or is terminated by us for “Cause” (as defined in his offer letter). In addition, following the spin-off, and subject to the approval by the HGV Compensation Committee, we expect to grant Mr. Mikolaichik a sign-on equity-based incentive award consisting of restricted stock units, having a target value of $800,000 (based on the closing price of our common stock on the grant date). The restricted stock units will vest in three equal annual installments beginning on the first anniversary of Mr. Mikolaichik’s start date, subject to his continued employment through each vesting date.

Mr. Mikolaichik is also entitled to participate in all employee benefit plans, programs and arrangements (including the Hilton Parent 401(k) plan and relocation plan) made available to our other executive officers.

Prior to the spin-off, Mr. Mikolaichik will be eligible for severance benefits under the Hilton Parent Severance Plan, the terms of which are described above under “— Severance Plan.” Under such plan, and subject to its terms, Mr. Mikolaichik will be eligible to receive a severance payment amount equal to 2.0 times the sum of his annual base salary and annual target bonus at the time of termination, paid in a lump sum. In addition, upon a qualifying termination, Mr. Mikolaichik will be entitled to certain continued health and welfare benefits as described below under “Potential Payments Upon Termination or Change in Control.” Following the spin-off, Mr. Mikolaichik will continue to be eligible to receive severance benefits in accordance with the Hilton Parent Severance Plan upon a qualifying termination of employment until the earlier of (a) such time as we adopt a severance benefit plan and (b) December 31, 2017. In the event that the spin-off does not occur by December 31, 2017, Mr. Mikolaichik may resign for “Good Reason” (as defined in the Hilton Parent Severance Plan) and would be permitted to retain his sign-on bonus, entitled to receive his 2016 annual cash incentive award and entitled to receive severance benefits in accordance with the Hilton Parent Severance Plan or HGV Severance Plan, as applicable.

Treatment of Outstanding Equity Awards

In connection with the spin-off, the Hilton Parent Compensation Committee has determined to adjust specified terms of the equity-based awards outstanding under the Hilton Parent Incentive Plan. See “The Spin-Off—Treatment of Outstanding Equity Awards.”

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to our NEOs for the fiscal years indicated.

Name	Year	Salary(1)	Bonus	Stock Awards(2)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(4)	Total
Mark D. Wang	2015	$691,500	$—	$1,594,971	$370,796	$777,427	$—	$10,600	$3,445,294
President and Chief Executive Officer (formerly Hilton Parent’s Executive Vice President and President, Hilton Grand Vacations)	2014	623,654	—	1,490,884	359,997	810,352	—	11,409	3,296,296
	2013	513,000	15,754	—	—	484,246	—	11,204	1,024,204

Michael D. Brown	2015	372,346	—	279,115	64,888	761,934	—	10,600	1,488,883
Chief Operating Officer (formerly Hilton Parent’s Senior Vice President and Chief Operating Officer, Hilton Grand Vacations)

David C. Hayes	2015	335,112	—	251,183	58,394	745,809	—	34,600	1,425,098
Chief Marketing Officer (formerly Hilton Parent’s Senior Vice President and Chief Marketing Officer, Hilton Grand Vacations)

Stan R. Soroka	2015	299,627	—	385,373	57,472	306,935	—	10,600	1,060,007
Chief Customer Officer (formerly Hilton Parent’s Senior Vice President Hilton Grand Vacations Resort and Brand Services)

(1)	Amounts in this column reflect the salary earned during the fiscal year, whether paid or deferred under Hilton Parent’s employee benefit plans.
(2)	Represents the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, using the assumptions discussed in Note 15: Share-Based Compensation of the audited consolidated financial statements included in this information statement.

Of the performance shares granted, 50% vest according to EBITDA CAGR and 50% vest according to Relative TSR. The grant date fair value of the shares that vest according to EBITDA CAGR was computed in accordance with FASB ASC Topic 718 based upon the probable outcome of the performance conditions as of the grant date. Assuming the highest level of performance is achieved, the aggregate grant date fair value of the EBITDA CAGR awards would be: Mr. Wang—$1,112,404, Mr. Brown—$194,692, Mr. Hayes—$175,194 and Mr. Soroka—$172,448.

As the shares that vest according to Relative TSR are subject to market conditions as defined under FASB ASC Topic 718 and are not subject to performance conditions as defined under FASB ASC Topic 718, they have no maximum grant date fair value that differs from the grant date fair value presented in the table.

(3)	Includes actual amounts paid under Hilton Parent’s annual cash incentive plan and, as to Messrs. Brown, Hayes and Soroka, also includes actual amounts paid under Hilton Parent’s quarterly cash incentive plan.
(4)	All Other Compensation for 2015 represents Hilton Parent’s 401(k) matching contributions of $10,600 and, for Mr. Hayes, $24,000 for personal travel.

2015 Grants of Plan-Based Awards

The following table sets forth information concerning Hilton Parent’s grants of plan-based awards made to our NEOs during the fiscal year ended December 31, 2015.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number or Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards(3) ($)
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Mark D. Wang	Annual Cash Incentive	—	$16,738	$669,500	$1,004,250	—	—	—	—	—	—	—
	Performance Shares	2/10/15	—	—	—	20,255	40,509	81,018	—	—	—	$1,224,179
	RSUs	2/10/15	—	—	—	—	—	—	13,503	—	—	$370,792
	Stock Options	2/10/15	—	—	—	—	—	—	—	44,195	$27.46	$370,796

Michael D. Brown	Annual Cash Incentive	—	$10,815	$216,300	$324,450	—	—	—	—	—	—	—
	Quarterly Cash Incentive	—	$33,797	$450,625	$675,938	—	—	—	—	—	—	—
	Performance Shares	2/10/15	—	—	—	3,545	7,089	14,178	—	—	—	$214,227
	RSUs	2/10/15	—	—	—	—	—	—	2,363	—	—	$64,888
	Stock Options	2/10/15	—	—	—	—	—	—	—	7,734	$27.46	$64,888

David C. Hayes	Annual Cash Incentive	—	$9,734	$194,670	$292,005	—	—	—	—	—	—	—
	Quarterly Cash Incentive	—	$30,417	$405,563	$608,344	—	—	—	—	—	—	—
	Performance Shares	2/10/15	—	—	—	3,190	6,380	12,760	—	—	—	$192,803
	RSUs	2/10/15	—	—	—	—	—	—	2,126	—	—	$58,380
	Stock Options	2/10/15	—	—	—	—	—	—	—	6,960	$27.46	$58,394

Stan R. Soroka	Annual Cash Incentive	—	$4,790	$95,790	$143,685	—	—	—	—	—	—	—
	Quarterly Cash Incentive	—	$10,776	$143,685	$215,528	—	—	—	—	—	—	—
	Performance Shares	2/10/15	—	—	—	3,140	6,279	12,558	—	—	—	$189,748
	RSUs	2/10/15	—	—	—	—	—	—	2,093	—	—	$57,474
	RSUs(4)	2/10/15	—	—	—	—	—	—	5,031	—	—	$138,151
	Stock Options	2/10/15	—	—	—	—	—	—	—	6,850	$27.46	$57,472

(1)	Reflects the possible payouts of cash incentive compensation under Hilton Parent’s annual cash incentive plan and quarterly cash incentive plan. Amounts reported in the “Threshold” column assume that there is no payout under the EBITDA component of the incentive plans, that the NEO only earns the minimum payout for the one business area performance objective that has been assigned the lowest weighting and, as to the quarterly cash incentive plan, that the one business area performance objective that has been assigned the lowest weighting was achieved in each of the quarterly performance periods during 2015. The actual amounts earned are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.
(2)	As described in further detail under “—2015 Executive Compensation Design and Decisions—Long-Term Incentive Awards,” Hilton Parent’s performance shares granted in 2015 have a three-year performance period ending December 31, 2017 and vest, as to 50% of the awards, based on Relative TSR and, as to 50% of the award, based on EBITDA CAGR. Threshold assumes that 50% of the total performance shares awarded vest, and maximum assumes that 200% of the total performance shares awarded vest.
(3)	Represents the grant date fair value of the awards computed in accordance with FASB ASC Topic 718, using the assumptions discussed in Note 15: Share-Based Compensation of the audited consolidated financial statements included in this information statement. The stock options have an exercise price per share equal to the closing price of Hilton Parent’s common stock as reported on the NYSE on the date of grant.

The grant date fair value of the performance shares that vest according to EBITDA CAGR was computed in accordance with FASB ASC Topic 718 based upon the probable outcome of the performance conditions as of the grant date and was determined to be for each of Messrs. Wang, Brown, Hayes and Soroka, $556,202, $97,346, $87,597 and $86,224, respectively. The grant date fair value of the performance shares that vest based on Relative TSR was determined to be for each of Messrs. Wang, Brown, Hayes and Soroka, $667,977, $116,881, $105,206 and $103,524.

(4)	Represents a retention award as described under “—2015 Compensation Design and Decisions—Long-Term Incentive Awards.”

Outstanding Equity Awards at 2015 Fiscal Year-End

The following table sets forth information regarding outstanding equity awards made by Hilton Parent and held by our NEOs as of December 31, 2015. See “The Spin-Off—Treatment of Outstanding Equity Awards” for a description of the treatment of outstanding Hilton Parent equity-based awards in connection with the spin-off.

		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)(2)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(2)(3)		Market Value of Shares or Units of Stock That Have Not Vested(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(2)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(4)(5)
Name	Grant Date
Mark D. Wang	2/19/14	15,672	31,821	$21.53	2/19/24	8,360	(a)	$178,904	75,243	$1,610,200
	2/10/15	—	44,195	27.46	2/10/25	13,503	(a)	288,964	60,764	1,300,350

Michael D. Brown	2/19/14	2,742	5,569	21.53	2/19/24	1,463	(a)	31,308	13,167	281,774
	2/10/15	—	7,734	27.46	2/10/25	2,363	(a)	50,568	10,634	227,568

David C. Hayes	2/19/14	2,468	5,012	21.53	2/19/24	1,317	(a)	28,184	11,850	253,590
	2/10/15	—	6,960	27.46	2/10/25	2,126	(a)	45,496	9,570	204,798

Stan R. Soroka	2/19/14	—	—	—	—	2,223	(b)	47,572	—	—
	2/19/14	—	—	—	—	4,594	(c)	98,312	—	—
	2/10/15	—	6,850	27.46	2/10/25	2,093	(a)	44,790	9,419	201,567
	2/10/15	—	—	—	—	5,031	(c)	107,663	—	—

(1)	Stock options vest in three equal annual installments beginning on the first anniversary of the grant date.
(2)	For additional information on vesting upon specified termination events or a change in control, see “—2015 Executive Compensation Design and Decisions—Long-Term Incentive Awards” and “—Potential Payments Upon Termination or Change in Control.”
(3)	The RSUs denoted as (a) vest in two equal annual installments beginning on the first anniversary of the grant date, the RSUs denoted as (b) vest 80% on the first anniversary of the grant date and 20% on the second anniversary of the grant date and the RSUs denoted as (c) vest in three equal annual installments beginning on the first anniversary of the grant date.
(4)	Amounts reported are based on the closing price of Hilton Parent’s common stock on the NYSE as of December 31, 2015 ($21.40) multiplied by the number of outstanding shares.
(5)	Performance shares vest according to EBITDA CAGR and Relative TSR at the end of a three-year performance period. In the table above, the number and market value of shares that vest based on EBITDA CAGR reflect maximum performance, because Hilton Parent’s actual performance during the performance periods that have elapsed through December 31, 2015 was between target and maximum, and target performance for shares that vest based on Relative TSR, because Hilton Parent’s actual performance during the performance periods that have elapsed through December 31, 2015 was between threshold and target. The actual number of shares that will be distributed with respect to the 2014 and 2015 performance shares is not yet determinable.

2015 Option Exercises and Stock Vested

The following table provides information regarding Hilton Parent shares that vested during 2015 for our NEOs.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting(1)	Value Realized on Vesting(2)
Mark D. Wang	—	—	152,195	$4,480,139
Michael D. Brown	—	—	1,463	41,476
David C. Hayes	—	—	1,316	37,309
Stan R. Soroka	—	—	11,151	316,131

(1)	Includes shares received from the vesting of RSUs and, as to Mr. Wang, also includes the vesting of restricted stock.

The restricted stock included in the table above for Mr. Wang relates to equity held prior to Hilton Parent’s IPO that vested on the date Blackstone owned less than 50% of Hilton Parent’s common stock. Prior to Hilton Parent’s IPO, the long-term incentive compensation awarded to Hilton Parent’s NEOs primarily consisted of the opportunity to make investments in the profit interests of Hilton Parent’s prior ownership entity. In connection with the IPO, Hilton Parent’s executive officers, including its NEOs, surrendered their outstanding units in exchange for shares of Hilton Parent restricted stock. The shares of restricted stock received in this exchange were subject to the following vesting: (a) 40% vested as of Hilton Parent’s IPO pricing date on December 11, 2013, (b) 40% vested on December 11, 2014 and (c) 20% vested on the date Blackstone owned less than 50% of Hilton Parent’s common stock, contingent upon the executive’s continued employment through that date. On May 14, 2015, Hilton Parent consummated a secondary offering that resulted in Blackstone owning less than 50% of Hilton Parent’s common stock.

(2)	Amounts reported are based on the closing price of Hilton Parent’s common stock on the NYSE on the vesting date.

2015 Nonqualified Deferred Compensation

Hilton Parent offers to its executives, including all of its NEOs, the opportunity to participate in Hilton Parent’s EDCP. The table below provides information as of December 31, 2015 for our NEOs who participated in the plan in 2015.

Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY	Aggregate Earnings in Last FY(2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(3)
Mark D. Wang	$103,193	$—	$8,606	$—	$1,191,534
Michael D. Brown	—	—	—	—	—
David C. Hayes	388,467	—	34,387	—	2,589,328
Stan R. Soroka	—	—	—	—	—

(1)	The amount in this column is included in the “Salary” column for 2015 in the Summary Compensation Table.
(2)	Amounts in this column are not reported as compensation for fiscal year 2015 in the Summary Compensation Table since they do not reflect above-market or preferential earnings. Deferrals may be allocated among investment options that generally mirror the investment options available under Hilton Parent’s 401(k) plan. Of the available investment options, the one-year rate of return during 2015 ranged from -12.91% to 10.85%.
(3)	Of the total in this column listed for Mr. Wang, $199,614 was previously reported in the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control

The following table describes the potential payments and benefits that would have been payable to Messrs. Wang, Brown, Hayes and Soroka under Hilton Parent’s existing plans, assuming (1) a termination of employment and/or (2) a change in control (“CIC”) occurred, in each case, on December 31, 2015. The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. Distributions of plan balances that would be made are set forth in the “2015 Nonqualified Deferred Compensation” table above.

Because the disclosures in the table assume the occurrence of a termination or CIC as of a particular date and under a particular set of circumstances and therefore make a number of important assumptions, the actual amount paid to Messrs. Wang, Brown, Hayes and Soroka upon a termination or CIC may have varied significantly from the amounts included herein. Factors that could have affected these amounts include the timing during the year of any such event, the continued availability of benefit policies at similar prices and the type of termination event that occurs.

Name	Qualifying Termination(1)	CIC Without Termination	Qualifying Termination Within 12 Months Following CIC	Death or Disability(6)
Mark D. Wang
Cash Severance(1)	$2,678,000	$—	$2,678,000	$669,500
Equity Awards(2)	—	1,124,273	1,592,141	1,471,560
Continuation of Benefits(3)	13,815	—	13,815	—
Outplacement Services(4)	50,000	—	50,000	—
Other Benefit(5)	139,050	—	139,050	139,050

Total Value of Benefits	$2,880,865	$1,124,273	$4,473,006	$2,280,110

Michael D. Brown
Cash Severance(1)	$1,027,425	$—	$1,027,425	$666,925
Equity Awards(2)	—	196,744	278,620	257,517
Continuation of Benefits(3)	13,582	—	13,582	—
Outplacement Services(4)	25,000	—	25,000	—
Other Benefit(5)	34,663	—	34,663	34,663

Total Value of Benefits	$1,100,670	$196,744	$1,379,290	$959,105

David C. Hayes
Cash Severance(1)	$924,683	$—	$924,683	$600,233
Equity Awards(2)	—	177,063	250,743	231,753
Continuation of Benefits(3)	18,474	—	18,474	—
Outplacement Services(4)	25,000	—	25,000	—
Other Benefit(5)	23,855	—	23,855	23,855

Total Value of Benefits	$992,012	$177,063	$1,242,755	$855,841

Stan R. Soroka
Cash Severance(1)	$558,775	$—	$558,775	$239,475
Equity Awards(2)	—	52,359	350,696	343,087
Continuation of Benefits(3)	16,762	—	16,762	—
Outplacement Services(4)	25,000	—	25,000	—
Other Benefit(5)	29,663	—	29,663	29,663

Total Value of Benefits	$630,200	$52,359	$980,896	$612,225

(1)	For purposes of the table above, a “qualifying termination” means (x) under the Hilton Parent Severance Plan, a termination of employment either by Hilton Parent without “cause” or by the executive for “good reason,” each as defined in the Hilton Parent Severance Plan, and (y) under the Hilton Parent Incentive Plan, a termination by Hilton Parent without “cause” as defined in the Hilton Parent Incentive Plan. An executive is not deemed to have experienced a qualifying termination as a result of (a) his or her death or disability or (b) solely as a result of a change in control.

Under the Hilton Parent Severance Plan, whether or not in connection with a change in control, each NEO would have been entitled to receive a cash severance amount equal to one times (two times in the case of Mr. Wang) the sum of the executive’s base salary and annual cash incentive award under the annual cash incentive plan and, as to Messrs. Brown, Hayes and Soroka, also includes the aggregate annual incentive award under the quarterly cash incentive plan, in each case, payable at target and in effect as of the date of termination.

If the employment of the NEO was terminated due to death or disability, he would have been entitled to receive a prorated bonus. Amounts reported under “Death or Disability” for each NEO reflect each NEO’s target annual bonus under the annual cash incentive plan for the year ended December 31, 2015.

(2)	Amounts represent the value of the acceleration of any unvested performance shares, RSUs and stock options, assuming the acceleration occurred on December 31, 2015 and based on the closing price of Hilton Parent’s common stock on the NYSE as of December 31, 2015 ($21.40).

•

Performance shares: If the NEO’s employment terminates as a result of death or disability, a prorated portion of the performance shares would immediately vest at target levels. Upon a change in control, a prorated portion of the performance shares will immediately vest based on actual performance through the most recently completed fiscal quarter, or, if performance is unable to be calculated, at target. In the table above, amounts upon a change in control reflect a prorated number of performance shares and are based on actual performance as of December 31, 2015, which was (x) between threshold and target performance as to the shares that vest based on Relative TSR and (y) between target and maximum performance as to the shares that vest based on EBITDA CAGR. Performance shares are prorated based on the number of days in the performance period prior to the termination events described above.

•	RSUs: If the NEO’s employment is terminated without cause within 12 months following a change in control or due to his death or disability, all unvested RSUs would immediately vest.

•	Stock options: If the NEO’s employment is terminated without cause within 12 months following a change in control or due to his death or disability, all unvested options would immediately vest and become exercisable. In the table above, amounts reported reflect the “spread,” or the difference between the exercise price and the closing price of Hilton Parent’s stock on the NYSE as of December 31, 2015.

(3)	Under the Hilton Parent Severance Plan, upon a qualifying termination, each NEO would be entitled to continued healthcare coverage in an amount equal to the excess of the cost of the coverage over the amount that he would have had to pay if he remained employed for 12 months following the date of termination. In addition, Mr. Wang would have been entitled to receive a cash payment equal to the premiums required to continue his life insurance coverage for 12 months following the termination. Amounts reported assume 2015 rates.

(4)	Under the Hilton Parent Severance Plan, upon a qualifying termination, each NEO would be entitled to outplacement services for a period of 12 months following the date of termination. Amounts in the table above assume that the cost to Hilton Parent for these outplacement services would be $25,000 ($50,000 in the case of Mr. Wang).

(5)	Amounts shown represent accrued but unused vacation days.

(6)	In the event of death of an NEO, in addition to amounts reported in the table above, he would receive benefits from third-party payors under Hilton Parent’s employer-paid premium life insurance plans. All of Hilton Parent’s executives are eligible to receive one times their regular annual eligible wages at death. Therefore, if such benefits were triggered for the NEOs on December 31, 2015 under Hilton Parent’s life insurance plans, the legally designated beneficiary(ies) would have received the following amounts: Mr. Wang—$2,500,000; Mr. Brown—$1,626,000; Mr. Hayes—$1,245,000; and Mr. Soroka—$445,000.

Director Compensation

Following the spin-off, neither our employees nor those affiliated with Blackstone who serve as directors on our board of directors will receive separate compensation for his or her service as a director on our board of directors or on committees thereof. However, we expect to establish compensation practices for our eligible non-employee directors that will be aligned with creating and sustaining equityholder value whereby such directors will receive customary compensation, including cash and share-based compensation, for their service as members of our board of directors and its committees. We expect that all members of our board of directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with such service. In addition, we expect that our independent directors will be reimbursed for reasonable personal lodging costs when they stay at our resorts.

Hilton Grand Vacations Inc. 2016 Omnibus Incentive Plan

In connection with the spin-off, we intend to adopt a new omnibus incentive plan (the “Omnibus Incentive Plan”), as a means to attract and retain key personnel, and to provide a means for key personnel to receive shares and other forms of incentive compensation. The Omnibus Incentive Plan will be administered by the compensation committee of our board of directors (the “Board”), or any other committee designated by the

Board (the “Committee”). The Committee will have the sole authority to administer the Omnibus Incentive Plan, including determining the terms and conditions of all awards, and the authority to interpret any provision of the Omnibus Incentive Plan or any award agreement, and to make any other determinations necessary or desirable for the administration of the Omnibus Incentive Plan.

Shares Subject to the Omnibus Incentive Plan

The total number of shares of common stock that may be issued under the Omnibus Incentive Plan is              (of which              may be granted as incentive stock options). The Omnibus Incentive Plan also contains limits on the size of awards to individuals in a single fiscal year, as follows:

•	The maximum number of shares that may be granted as options or stock appreciation rights to one person in a fiscal year is ;

•	With respect to share-based performance compensation awards granted to an individual in a single fiscal year, the maximum number of shares is (and, if the award is settled in cash, the maximum amount may not exceed the fair market value of shares on the last day of the performance period); and

•	With respect to cash-based performance awards granted to an individual in a fiscal year, the maximum amount is $ .

In general, if awards are forfeited, settled in cash, or otherwise settled without delivery of shares, the undelivered shares will again be available for grant under the Omnibus Incentive Plan (unless stockholder approval would be required under any stock exchange rules). In connection with an acquisition of or combination with another entity, we may grant substitute awards under the Omnibus Incentive Plan, which will not be counted against the limits described above (other than any substitute awards granted in the form of incentive stock options). The Omnibus Incentive Plan will expire on the tenth anniversary of its effective date, although awards granted prior to that date may continue after that date. Stock options and stock appreciation rights granted under the Omnibus Incentive Plan will expire on the date determined by the Committee, which will not be later than the tenth anniversary of the date of grant.

Types of Awards

We may grant stock options, stock appreciation rights, restricted stock units, restricted shares, and other cash and stock-based awards under the Omnibus Incentive Plan on such terms as may be determined by the Committee consistent with the terms of the Omnibus Incentive Plan. Unless otherwise specified by the Committee, if a participant’s employment is terminated by us without cause or due to death or disability during the 12-month period following a “Change in Control” (as defined in the Omnibus Incentive Plan), all outstanding time-vesting stock-based awards will become fully vested as of that date, and all outstanding performance-vesting awards will vest based on actual performance through the date of termination (unless actual performance cannot be reasonably assessed, in which case performance-vesting awards will vest at target). The Committee may also provide for the payment of dividends, dividend equivalents, or similar payments in respect of awards, on such terms and conditions determined by the Committee.

The exercise price applicable to stock options and stock appreciation rights must be at least equal to the fair market value of our stock on the date of grant (other than in the case of substitute awards granted in connection with an acquisition or business combination), and stock options and stock appreciation rights may not be repriced or replaced with new awards without stockholder consent.

The Committee may designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The performance criteria, performance levels, and performance periods will be established by the Committee in its sole discretion, except that eligible performance criteria are limited to those set forth in the Omnibus Incentive Plan, and performance criteria must be established and may only be modified in accordance with Section 162(m) of the Code and the terms of the Omnibus Incentive Plan.

Awards granted under the Omnibus Incentive Plan are not transferable or assignable by a participant other than by will or by the laws of descent and distribution (unless specifically required pursuant to a domestic relations order or by applicable law).

Effect of Certain Events on Omnibus Incentive Plan and Awards

In the event of a Change in Control (as defined in the Omnibus Incentive Plan) or a dividend, stock split, merger, or other corporate transaction affecting our shares, if the Committee, in its sole discretion, determines an adjustment is necessary or appropriate (such event, an “adjustment event”), the Committee must make any such adjustments in such manner as it deems equitable, including adjustments to:

•	any limit to the number of shares that may be granted under the Omnibus Incentive Plan;

•	the number and kind (if applicable) of shares of common stock or other of our securities that may be issued in respect of awards under the Omnibus Incentive Plan; and

•	the terms of any outstanding award, including (i) the number and kind of shares of common stock or other of our securities subject to outstanding awards, (ii) the applicable exercise or strike price, or (iii) any applicable performance measures.

In addition, except as may otherwise be provided in an award agreement, in connection with an adjustment event, the Committee may, in its sole discretion, provide for any one or more of the following:

•	substitution, assumption, accelerated vesting or exercisability, or termination of, or lapse of restrictions on, awards, or providing for a period of exercisability prior to the occurrence of such event;

•	cancellation of outstanding awards and the payment of the value of such awards, if any, to holders of any such awards, as determined by the Committee; and

•	conversion or replacement of any unvested awards as of the occurrence of such event, into awards subject to continued vesting on the same terms as those applicable to the award prior to conversion or replacement.

Amendment and Termination of Omnibus Incentive Plan or Awards

The Board may amend or terminate the Omnibus Incentive Plan or any portion thereof at any time in its discretion. The Committee may also amend, terminate, or waive any conditions or rights under any particular award, both prospectively and retroactively, to the extent consistent with the terms of any applicable award agreement. Any amendment, alteration, suspension, discontinuance or termination of the Omnibus Incentive Plan or any award that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not be effective without such individual’s consent.

However, we will need to receive stockholder approval in the event that any such amendment or termination would materially (i) modify the eligibility requirements for participation in the Omnibus Incentive Plan, or (ii) increase the number of securities that can be issued under the Omnibus Incentive Plan (with exceptions for certain adjustments laid out in the Omnibus Incentive Plan), or to the extent that stockholder approval is required for the amendment or termination by any regulatory or accounting rules.

Clawback/Repayment

All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with both applicable law, as well as any clawback-related policy adopted by the Board or the Committee. If a participant engages in activity that is detrimental to us (including a material breach of any restrictive covenant or confidentiality obligation), the Committee may provide for the cancellation of any or all of such participant’s outstanding awards, and/or the forfeiture of any gain realized on the vesting or exercise of awards, and prompt repayment to us of any such gain. In the event that any participant receives an amount in excess of that which he or she should otherwise have received under the terms of such award for any reason, he or she will be required to repay to us any such excess amount.

Hilton Grand Vacations Inc. 2016 Stock Plan for Non-Employee Directors

In connection with the spin-off, we intend to adopt a new non-employee director stock plan (the “Non-Employee Director Stock Plan”), as a means to attract and retain non-employee directors (“Non-Employee Directors”) to serve as members of our Board, and to provide a means for Non-Employee Directors to receive shares and other forms of incentive compensation.

The Non-Employee Director Stock Plan will be administered by the Committee. The Committee will have the authority to administer the Non-Employee Director Stock Plan, including determining the terms and conditions of all awards, and the authority to interpret any provision of the Non-Employee Director Stock Plan or any award agreement, and to make any other determinations necessary or desirable for the administration of the Non-Employee Director Stock Plan.

Shares Subject to the Non-Employee Director Stock Plan

The total number of shares of common stock that may be issued under the Non-Employee Director Stock Plan is             , and the maximum number of shares of common stock that may be granted to a Non-Employee Director, together with any cash fees paid to such Non-Employee Director, during a single fiscal year may not exceed $1,000,000 in value.

In general, if awards are forfeited, settled in cash, or otherwise settled without delivery of shares, the undelivered shares will again be available for grant under the Non-Employee Director Stock Plan (unless stockholder approval would be required under any stock exchange rules). The Non-Employee Director Stock Plan will expire on the tenth anniversary of its effective date, although awards granted prior to that date may continue after that date. Stock options and stock appreciation rights granted under the Non-Employee Director Stock Plan will expire on the date determined by the Committee, which will not be later than the tenth anniversary of the date of grant.

Types of Awards

We may grant non-qualified stock options, stock appreciation rights, restricted stock units, restricted shares, and other stock-based awards under the Non-Employee Director Stock Plan consistent with the terms of the Non-Employee Director Stock Plan. In the event of a termination of a Non-Employee Director’s service for “Cause” (as defined in the Non-Employee Director Stock Plan), all outstanding vested and unvested stock options and stock appreciation rights will immediately expire. With respect to stock options and stock appreciation rights only, in the event of a termination due to death or “Disability” (as defined in the Non-Employee Director Stock Plan), all such awards will immediately become fully vested and exercisable, and remain as such for one year following such termination (but in no event longer than the end of the ten year period following the grant date of the award). The Committee may also provide for the payment of dividends, dividend equivalents, or similar payments in respect of awards, on such terms and conditions determined by the Committee.

The exercise price applicable to stock options and stock appreciation rights must be at least equal to the fair market value of our stock on the date of grant (other than in the case of substitute awards granted in connection with an acquisition or business combination), and stock options and stock appreciation rights may not be repriced or replaced with new awards without shareholder approval.

Awards granted under the Non-Employee Director Stock Plan are not transferable or assignable by a participant other than by will or by the laws of descent and distribution (unless specifically required pursuant to a domestic relations order or by applicable law).

Effect of Certain Events on Non-Employee Director Stock Plan and Awards

In the event of a Change in Control or a dividend, stock split, merger, or other corporate transaction affecting our shares, if the Committee, in its sole discretion, determines an adjustment is necessary or appropriate (such event, an “adjustment event”), the Committee must make any such adjustments in such manner as it deems equitable, including adjustments to:

•	any limit to the number of shares that may be granted under the Non-Employee Director Stock Plan;

•	the number and kind (if applicable) of shares of common stock or other of our securities that may be issued in respect of awards under the Non-Employee Director Stock Plan; and

•	the terms of any outstanding award, including (i) the number and kind of shares of common stock or other of our securities subject to outstanding awards, or (ii) the applicable exercise or strike price.

In addition, except as may otherwise be provided in an award agreement, in connection with an adjustment event, the Committee may, in its sole discretion, provide for any one or more of the following:

•	substitution, assumption, accelerated vesting or exercisability, or termination of, or lapse of restrictions on, awards, or providing for a period of exercisability prior to the occurrence of such event;

•	cancellation of outstanding awards and the payment of the value of such awards, if any, to holders of any such awards, as determined by the Committee; and

•	conversion or replacement of any unvested awards as of the occurrence of such event, into awards subject to continued vesting on the same terms as those applicable to the award prior to conversion or replacement.

Amendment and Termination of Non-Employee Director Stock Plan or Awards

The Board may amend or terminate the Non-Employee Director Stock Plan or any portion thereof at any time in its discretion. The Committee may also amend, terminate, or waive any conditions or rights under any particular award, both prospectively and retroactively, to the extent consistent with the terms of any applicable award agreement. Any amendment, alteration, suspension, discontinuance or termination of the Non-Employee Director Stock Plan or any award that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not be effective without such individual’s consent.

However, we will need to receive stockholder approval in the event that any such amendment or termination would materially (i) modify the eligibility requirements for participation in the Non-Employee Director Stock Plan, or (ii) increase the number of securities that can be issued under the Non-Employee Director Stock Plan (with exceptions for certain adjustments laid out in the Non-Employee Director Stock Plan), or to the extent that stockholder approval is required for the amendment or termination by any regulatory or accounting rules.

Clawback/Repayment

All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with both applicable law, as well as any clawback-related policy adopted by the Board or the Committee. In the event that any Non-Employee Director receives an amount in excess of that which he or she should otherwise have received under the terms of such award for any reason, he or she will be required to repay to us any such excess amount.

Non-Qualified Deferred Compensation

In connection with the spin-off, we intend to adopt a new deferred compensation plan. Pursuant to our Executive Deferred Compensation Plan (“EDCP”), specified eligible employees, including our NEOs, may defer up to 100% of such employee’s annual salary and bonus. Deferral elections are made by eligible employees in each calendar year preceding the year compensation is otherwise payable. Contributions to the EDCP will consist of participants’ elective deferral contributions, and discretionary employer contributions as credited to certain participants’ accounts from time to time in the Board’s discretion. Eligible employees are permitted to make individual investment elections in notional funds selected by the plan administrator that will determine the rate of return on their deferral amounts. Participants may change their investment elections at any time, in accordance with the procedures adopted by the plan administrator. The EDCP does not provide any above-market returns or preferential earnings to participants, and the deferrals and their earnings are always 100% vested.

Generally, account balances will be distributed in accordance with the deferral election made by the participant. The participant must make two payout elections, one in the case of termination and one in the case of retirement. Participants may also elect to receive in-service distributions of such amounts at the time they make their deferral elections. In addition, upon a showing of financial hardship due to death, illness, accident or similar extraordinary or unforeseeable circumstances, an executive may be allowed to access funds in his or her deferred compensation account before he otherwise would have been eligible. Benefits can generally be received either as a lump sum payment or in installments over a period not to exceed 20 years in the case of retirement, 5 years in the case of termination and 5 years for in-service distributions. In the event of a “Change in Control” (as defined in the Omnibus Incentive Plan), 100% of the value of the eligible employee’s deferred compensation account will be distributed.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Hilton Parent and Park Parent Related to the Spin-Off

This section of the information statement summarizes material agreements between us and Hilton Parent (and, in certain cases, Park Parent and certain affiliates of Blackstone) that will govern the ongoing relationships between the two companies after the spin-off and are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which would be negotiated at arm’s length, may be entered into between us and Hilton Parent after the spin-off. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

Following the spin-off, we and Hilton will operate independently, and neither will have any ownership interest in the other. To govern certain ongoing relationships between us and Hilton after the spin-off and to provide mechanisms for an orderly transition, we, Hilton Parent and Park Parent intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off, and we, Hilton Parent and Park Parent will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with Hilton Parent and Park Parent.

Distribution Agreement

We intend to enter into a Distribution Agreement with Hilton Parent and Park Parent prior to the distribution of our shares of common stock to Hilton Parent stockholders. The Distribution Agreement will set forth our agreements with Hilton and Park Hotels & Resorts regarding the principal actions to be taken in connection with our spin-off from Hilton. It also will set forth other agreements that govern certain aspects of our relationship with Hilton and Park Hotels & Resorts following the spin-off.

Transfer of Assets and Assumption of Liabilities. The Distribution Agreement will provide for certain transfers of assets and assumptions of liabilities by each of Hilton, HGV and Park Hotels & Resorts. The Distribution Agreement also will provide for the settlement or extinguishment of certain liabilities and other obligations among Hilton, HGV and Park Hotels & Resorts. See “Unaudited Pro Forma Consolidated Financial Statements.” In particular, the Distribution Agreement will provide that, subject to the terms and conditions contained in the Distribution Agreement:

•	all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Timeshare business will be retained by or transferred to us or our subsidiaries;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Separated Real Estate business will be retained by or transferred to Park Parent or its subsidiaries;

•	all other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of Hilton will be retained by or transferred to Hilton Parent or its subsidiaries (other than us, Park Parent or our respective subsidiaries);

•	liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of Hilton that were previously terminated or divested will be allocated among the parties to the extent formerly owned or managed by or associated with such parties or their respective businesses;

•	each of HGV and Park Hotels & Resorts will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from the Form 10 registering its common stock to be distributed by Hilton Parent in the spin-off and from any disclosure documents that offer for sale securities in transactions related to the spin-off, subject to exceptions for certain information for which Hilton Parent will retain liability; and

•	except as otherwise provided in the Distribution Agreement or any ancillary agreement, we will be responsible for any costs or expenses incurred by us following the distribution in connection with the transactions contemplated by the Distribution Agreement, including costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the distribution.

In addition, notwithstanding the allocation described above, we, Park Hotels & Resorts and Hilton will agree that losses related to certain contingent liabilities (and related costs and expenses), which generally are not specifically attributable to any of the Timeshare business, the Separated Real Estate business or the retained business of Hilton (“Shared Contingent Liabilities”), will be apportioned among the parties according to fixed percentages set forth in the Distribution Agreement. Subject to certain limitations and exceptions, Hilton shall generally be vested with the exclusive management and control of all matters pertaining to any such Shared Contingent Liabilities, including the prosecution of any claim and the conduct of any defense.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Distribution Agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate with each other and use commercially reasonable efforts to effect such transfers or assumptions as promptly as practicable following the date of the distribution. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Distribution Agreement and the ancillary agreements.

Representations and Warranties. In general, neither we, Park Hotels & Resorts nor Hilton will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution, such as the election of officers and directors and the adoption of our amended and restated certificate of incorporation and bylaws. Prior to the distribution, we will issue or transfer shares of our common stock to Hilton Parent in a share split, dividend or otherwise, to the extent necessary to ensure that Hilton Parent shall hold the necessary number of shares of our common stock required to be distributed in the distribution. Hilton Parent will cause the distribution agent to distribute to Hilton Parent stockholders that hold shares of Hilton Parent common stock as of the applicable record date all the issued and outstanding shares of our common stock. Hilton Parent will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The Distribution Agreement will provide that the distribution is subject to several conditions that must be considered satisfied or waived by Hilton Parent in its sole discretion. For further information regarding these conditions, see “The Spin-Off —Conditions to the Spin-Off.” Hilton Parent may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Termination. The Distribution Agreement will provide that it may be terminated by Hilton Parent at any time in its sole discretion prior to the date of the distribution.

Release of Claims and Indemnification. We, Park Hotels & Resorts and Hilton will agree to broad releases pursuant to which we will each release the others and certain related persons specified in the Distribution Agreement from any claims against any of them that arise out of or relate to acts or events occurring or failing to occur or alleged to occur or to have failed to occur or any conditions existing or alleged to have existed at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Distribution Agreement and the ancillary agreements.

The Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us, financial responsibility for the obligations and liabilities of the business of Park Hotels & Resorts with Park Hotels & Resorts and financial responsibility for the obligations and liabilities of Hilton’s business with Hilton. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless each other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities or alleged liabilities each such party assumed or retained pursuant to the Distribution Agreement; and

•	any breach by such party of the Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims will be made thereunder.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified and by any proceeds received from a third party for indemnification for such liability. The Distribution Agreement also will specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the Tax Matters Agreement.

Insurance. Following the spin-off, we generally will be responsible for obtaining and maintaining our own insurance coverage.

Dispute Resolution. In the event of any dispute arising out of the Distribution Agreement, the general counsels of the disputing parties, and/or such other representatives as such parties designate, will negotiate to resolve any disputes among such parties. If the disputing parties are unable to resolve the dispute in this manner within a specified period of time, as set for in the Distribution Agreement, then unless agreed otherwise by such parties, the disputing parties will submit the dispute to mediation for an additional specified period of time, as set forth in the Distribution Agreement. If the disputing parties are unable to resolve the dispute in this manner, the dispute will be resolved through binding arbitration.

Other Matters Governed by the Distribution Agreement. Other matters governed by the Distribution Agreement will include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Hilton Parent and Park Parent that will govern the respective rights, responsibilities and obligations of Hilton, Park Hotels & Resorts and us after the spin-off with respect to transferred employees, defined benefit pension plans, defined contribution plans, non-qualified retirement plans, employee health and welfare benefit plans, incentive plans, equity-based awards, collective bargaining agreements and other employment, compensation and benefits-related matters. The Employee Matters Agreement will provide for, among other things, the allocation and treatment of assets and liabilities arising out of incentive plans, retirement plans and employee health and welfare benefit plans in which our employees participated prior to the spin-off, and continued participation in, certain of Hilton’s compensation and benefit plans for a specified period of time following the spin-off. Generally, other than with respect to certain specified compensation and benefit plans and liabilities, we will assume or retain sponsorship of, and the liabilities relating to, compensation and benefits plans and employee-related liabilities relating to our current and former employees. The Employee Matters Agreement also will provide that outstanding Hilton Parent equity-based awards will be equitably adjusted or converted, as applicable, in connection with the spin-off. After the spin-off, our employees will no longer actively participate in Hilton’s compensation and benefit plans or programs (other than specified compensation and benefit plans), and we will establish plans or programs for our employees as described in the Employee Matters Agreement. We also will establish or maintain plans and programs outside of the United States as may be required under applicable law or pursuant to the Employee Matters Agreement.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Hilton Parent and Park Parent that will govern the respective rights, responsibilities and obligations of Hilton Parent, Park Parent and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state, local and foreign income taxes, other tax matters and related tax returns. Although binding between the parties, the Tax Matters Agreement will not be binding on the IRS. As a subsidiary of Hilton Parent, we have (and will continue to have following the spin-off) several liability with Hilton Parent to the IRS for the consolidated U.S. federal income taxes of the Hilton Parent consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement will specify the portion, if any, of this tax liability for which we will bear responsibility, and Hilton Parent and Park Parent will agree to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement also will provide special rules for allocating tax liabilities in the event that the spin-off is not tax-free. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes imposed on Hilton Parent that arise from the failure of the spin-off and certain related transactions to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, as applicable, and certain other relevant provisions of the Code, to the extent that the failure to qualify is attributable to actions taken by such party. The parties are expected to share responsibility, in accordance with their enterprise values, for any such taxes imposed on Hilton Parent that are not attributable to actions taken by a party.

The Tax Matters Agreement also will provide for certain covenants that may restrict our ability to issue equity and pursue strategic or other transactions that otherwise could maximize the value of our business, including:

•	for two years after the spin-off, engaging in any transaction involving the acquisition of shares of HGV Parent stock or in certain issuances of shares of HGV Parent stock;

•	for two years after the spin-off, merging or consolidating with any other person or dissolving or liquidating in whole or in part;

•	for two years after the spin-off, selling or otherwise disposing of, or allowing the sale or other disposition of, more than 35% of our consolidated gross or net assets; or

•	for two years after the spin-off, repurchasing our shares, except in certain circumstances.

Each of these covenants may discourage or delay a change of control that you may consider favorable. However, these restrictions are generally inapplicable in the event that the IRS has granted a favorable ruling to Hilton Parent, Park Parent or us or in the event that Hilton Parent, Park Parent or we have received an opinion from a tax advisor that we can take such actions without adversely affecting the tax-free status of the spin-off and related transactions.

Transition Services Agreement

We intend to enter into a Transition Services Agreement with Hilton Parent under which Hilton Parent or one of its affiliates will provide us with certain services for a limited time to help ensure an orderly transition following the distribution.

We anticipate that the services that Hilton will agree to provide us under the Transition Services Agreement may include certain finance, information technology, human resources and compensation, facilities, legal and compliance, external relations and communications, and public company services. We will pay Hilton Parent for any such services utilized at agreed amounts as set forth in the Transition Services Agreement. In addition, for a term set forth in the Transition Services Agreement, we and Hilton Parent may mutually agree on additional services to be provided by Hilton to us that were provided to us by Hilton prior to the distribution but were omitted from the Transition Services Agreement at pricing based on market rates that are reasonably agreed by the parties.

Stockholders Agreement

We intend to enter into a Stockholders Agreement with Hilton Parent and certain entities affiliated with Blackstone intended to preserve the tax-free status of the distributions. The Stockholders Agreement will provide for certain covenants that may restrict certain issuances or repurchases of our stock, dispositions of our common stock by Blackstone, and transfers of interests in certain Blackstone entities that directly or indirectly own our common stock or the common stock of Hilton Parent or Park Parent. Additionally, the Stockholders Agreement may restrict issuances or repurchases of stock by Hilton Parent.

License Agreement

In connection with the spin-off, we will enter into a license agreement with Hilton granting us the right to use certain Hilton-branded trademarks, trade names and related intellectual property in our business. The license agreement will have a term of 100 years, and we will pay royalties to Hilton under the agreement that are equal to five percent of our contract sales, as well as five percent of certain other revenues earned in association with the Licensed Marks (as defined in the license agreement), as well as specified additional fees, including in regard to our participation in the Hilton HHonors program. In addition, we will be required to reimburse Hilton for specified certain costs, such as marketing campaigns in which we participate.

We expect the license agreement will provide us with, among other things, the exclusive license to design, build, manage and maintain existing and future timeshare resorts under the Hilton Grand Vacations brand throughout the world. We generally will be required to comply with standards and policies applicable to each of the Hilton brands or trademarks we use. Hilton will have specified inspection and approval rights to monitor our compliance with these standards. In addition, we will be required to comply with Hilton’s customer data privacy and security policies.

The license agreement will also grant us the right to offer our members the ability to exchange their Club points into Hilton HHonors points for stays at any of the Hilton properties or for other HHonors rewards. We will also have the right to offer our rental guests HHonors points for stays at the resorts we manage.

The license agreement will provide both parties with customary termination rights for specified events of default, including for material breaches that are not cured and insolvency events. In addition, Hilton will have specified additional termination rights, including if we merge with, consolidate with or by acquired by a competitor of Hilton.

Under our existing license arrangement with Hilton, we license the Hilton Grand Vacations brand and pay Hilton an annual fee based on a percentage of revenue for rights to operate under this brand. For the years ended December 31, 2015, 2014 and 2013, we paid Hilton license fees of $74 million, $62 million and $56 million, respectively. Under our current HHonors program arrangement with Hilton, we purchase Hilton HHonors points from Hilton based on an estimated cost per point for the costs of future club exchanges. For the years ended December 31, 2015, 2014 and 2013, we paid Hilton $56 million, $48 million and $57 million, respectively.

Hotel Conversions and Other Hotel Transactions

In November 2015, we made a $2 million distribution to Hilton in connection with a future conversion of a portion of one of Hilton’s wholly owned hotel properties to a timeshare property.

In October 2014, a wholly owned subsidiary of Hilton transferred certain floors of the Hilton New York to us for conversion to vacation ownership units in phases for sale as deeded fee simple interests in perpetuity. The wholly owned subsidiary of Hilton retained exclusive rights to occupy and operate these floors pursuant to a license that expires in part on June 30, 2016 and on December 31, 2016 as to the remainder.

In April 2014, in connection with a sale of certain land and easement rights for a timeshare project, we transferred $14 million of development costs capitalized in inventory to a wholly owned subsidiary of Hilton.

We pay rental fees and fees for other amenities to certain Hilton wholly owned hotels. During the years ended December 31, 2015, 2014 and 2013, we paid fees of $25 million, $28 million and $26 million, respectively.

Registration Rights Agreement

In connection with its initial public offering, Hilton Parent entered into a registration rights agreement with Blackstone. As required by that agreement, we intend to enter into a registration rights agreement that will provide Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. The registration rights agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers that will be effective upon completion of the spin-off. These agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Products and Services

From time to time, we may purchase products and services from entities affiliated with or owned by Blackstone. We regularly negotiate arrangements with third-party providers to secure competitive pricing and timely delivery of goods and services. In certain negotiated instances, these arrangements may permit resorts that we own and/or manage to elect whether or not to contract with such third-party providers on the terms we negotiated.

Other Relationships

In April 2014, we entered into a fee-for-service agreement with an affiliate of Blackstone to sell VOIs at a property for which we earn commissions. During the years ended December 31, 2015 and 2014, we earned commissions of $137 million and $25 million, respectively.

Upon consummation of the spin-off, we anticipate that T. Rowe Price Associates, Inc. may be a beneficial holder of more than 5 percent of our outstanding common stock upon based on a Schedule 13G that it filed with the SEC on February 12, 2016 reporting its ownership of Hilton Parent. T. Rowe Price Retirement Plan Services, Inc. provides recordkeeping and management services for three of Hilton Parent’s retirement savings plans and received in 2015, in the aggregate, approximately $6.4 million for investment management services and approximately $1.0 million for recordkeeping services in connection with the three plans. We anticipate that T. Rowe Price Retirement Plan Services, Inc. may provide recordkeeping and management services for HGV Parent’s retirement savings plans following the spin-off.

In June 2016, in connection with a timeshare project, we acquired certain floors, including legal title thereto, at the Embassy Suites Washington, D.C. from a wholly owned subsidiary of Hilton Parent that will become a subsidiary of Park Parent upon consummation of the spin-off. The net book value of these assets was approximately $33 million, which included approximately $7 million of related deferred tax liabilities. No cash consideration was paid for this transfer. See Note 11: Related Party Transactions of the accompanying unaudited condensed consolidated financial statements for further information.

Statement of Policy Regarding Transactions with Related Persons

Prior to the consummation of the spin-off, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy will require that a “related person” (as defined as in Item 404(a) of Regulation S-K, which includes security holders who beneficially own more than 5 percent of our common stock, including Blackstone) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors (expected to be the audit committee). It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

DESCRIPTION OF CERTAIN INDEBTEDNESS

From and after the spin-off, each of Hilton, HGV and Park Hotels & Resorts will, in general, each be responsible for the debts, liabilities, rights and obligations related to the business or businesses that it owns and operates following consummation of the spin-off. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent and Park Parent Related to the Spin-Off.”

Financing Transactions in Connection with the Spin-Off

Subject to market conditions, we expect to complete one or more financing transactions on or prior to the completion of the spin-off. As a result of these financing transactions, upon consummation of the spin-off we expect to have total indebtedness of between $400 million and $500 million, excluding between $400 million and $450 million expected to be outstanding under the non-recourse Timeshare Facility and between $250 million and $300 million of non-recourse Securitized Debt expected to be outstanding. Included in our expected outstanding Timeshare Facility balance is an intended expansion of the capacity and borrowing of up to an additional $250 million to $300 million, which proceeds will be used to distribute cash to Hilton Parent. After giving effect to the foregoing financing transactions, upon consummation of the spin-off, we expect to have between $1.05 billion and $1.25 billion of total recourse and non-recourse indebtedness outstanding. We have not yet identified the specific sources of funds and there can be no assurances that any such financing transactions will be completed in the timeframe or size indicated or at all. The financing transactions will be described in greater detail in a subsequent amendment to the registration statement of which this information statement forms a part. See “The Spin-Off—Financing Transactions.”

Timeshare Facility

Hilton Grand Vacations Trust I LLC, our wholly owned subsidiary, is party to a loan agreement dated as of May 9, 2013 with Wells Fargo Bank, National Association, as securities intermediary and paying agent Deutsche Bank AG, New York Branch, and Bank of America, N.A., as committed lenders, and Deutsche Bank Securities Inc., as administrative agent, pursuant to which loan agreement, as amended, we are permitted to borrow up to a maximum amount of $450 million. The loans are secured by timeshare loans secured by first mortgages or deeds of trust on timeshare interests in one or more residential units at timeshare resorts developed by HRC, or a subsidiary of HRC. The timeshare loans are required to satisfy certain eligibility criteria. Borrowings under the loan agreement are subject to availability under a borrowing base. The advance rate is generally 90 percent of the outstanding principal amounts of the eligible timeshare loans.

Interest on the loans is payable at a variable interest rate which, in the case of a commercial paper conduit lender, is such lender’s cost of funds in the commercial paper market plus a usage fee or, in the case of any other lender (including a committed lender funding through its backstop funding commitments), one-month LIBOR or daily one-month LIBOR plus a usage fee. The usage fee is 1.30 percent per annum, increasing to 1.80 percent per annum after the end of the commitment term. Interest is payable monthly. The commitment term ends on August 17, 2018, subject to extension in accordance with the terms of the loan agreement. All loans will become due and payable 12 months after the end of the commitment term.

The borrower under the loan agreement is a special purpose bankruptcy-remote direct subsidiary of HRC which was established to purchase the timeshare loans on a periodic basis from HRC, and the loans are non-recourse obligations of the borrower. The borrower acquires the timeshare loans from HRC pursuant to a sale and contribution agreement, which contains customary representations, warranties and covenants from HRC. Grand Vacations Services LLC, our wholly owned subsidiary, acts as the servicer of the timeshare loans pursuant to a servicing agreement, which contains customary representations, warranties and covenants. The servicer is entitled to receive a monthly fee from the borrower for servicing the timeshare loans. HRC has provided a performance guaranty to the lenders ensuring the performance and obligations (including the payment obligations) of the servicer under the servicing agreement.

The loan agreement contains customary affirmative covenants, including, among other things, maintenance of existence, further assurances and filing financing statements, maintenance of books and records, audit rights, notice of certain events, payment of taxes and compliance with laws and regulations. The loan agreement also contains customary negative covenants that generally limit the borrower’s ability to incur any debt other than as contemplated by the loan agreement, create liens other than under the loan agreement, guarantee obligations of any other person subject to certain exceptions, enter into transactions with affiliates subject to certain exceptions, engage in asset sales, mergers, consolidations or dispositions, pay dividends or make other payments in respect of equity interests after the occurrence of certain events and make certain petitions in bankruptcy against the commercial paper conduit lenders.

The loan agreement also contains certain customary events of default, including a change of control, breach of certain HRC financial covenants and certain timeshare loan performance measures.

Securitized Debt

On August 8, 2013, HGV Depositor LLC, our wholly owned subsidiary (the “Depositor”), offered $250 million in aggregate principal amount of 2.28 percent notes backed by timeshare loans (the “2013-A asset-backed notes”) issued by Hilton Grand Vacations Trust 2013-A, a Delaware statutory trust (the “2013-A Trust”), in a private transaction that was not subject to the registration requirements of the Securities Act. The 2013-A asset-backed notes were sold pursuant to a note purchase agreement dated August 1, 2013, by and among HRC, the Depositor, and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchasers. The 2013-A asset-backed notes are backed by a pledge of assets of the 2013-A Trust, consisting primarily of a pool of timeshare loans secured by first mortgages or deeds of trust on timeshare interests in one or more residential units at timeshare resorts developed by HRC, or a subsidiary of HRC. The 2013-A asset-backed notes bear interest at a fixed rate of 2.28 percent per annum and have a stated maturity of January 25, 2026. The 2013-A asset-backed notes are non-recourse obligations of the 2013-A Trust and are payable solely from the pool of timeshare loans and related assets owned by the 2013-A Trust. A portion of the net proceeds from the 2013-A asset-backed notes were used to repay a portion of the Timeshare Facility.

On June 18, 2014, the Depositor offered $303.6 million in aggregate principal amount of 1.77 percent class A asset-backed notes and $46.4 million in aggregate principal amount of 2.07 percent class B asset-backed notes, in each case backed by timeshare loans (the “2014-A asset-backed notes”) issued by Hilton Grand Vacations Trust 2014-A, a Delaware statutory trust (the “2014-A Trust”), in a private transaction that was not subject to the registration requirements of the Securities Act. The 2014-A asset-backed notes were sold pursuant to a note purchase agreement dated June 10, 2014, by and among HRC, the Depositor, and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchasers. The 2014-A asset-backed notes are backed by a pledge of assets of the 2014-A Trust, consisting primarily of a pool of timeshare loans secured by first mortgages or deeds of trust on timeshare interests in one or more residential units at timeshare resorts developed by HRC, or a subsidiary of HRC. The 2014-A asset-backed notes bear interest at a fixed rate of 1.77 percent per annum, in the case of the class A asset-backed notes, and 2.07 percent per annum, in the case of the class B asset-backed notes, and have a stated maturity of November 25, 2026. The 2014-A asset-backed notes are non-recourse obligations of the 2014-A Trust and are payable solely from the pool of timeshare loans and related assets owned by the 2014-A Trust. A portion of the net proceeds from the 2014-A asset-backed notes were used to repay a portion of the Timeshare Facility.

The 2013-A asset-backed notes and the 2014-A asset-backed notes were each issued pursuant to a separate indenture, which includes customary representations, warranties and covenants. The 2013-A Trust and the 2014-A Trust (the “Trusts”) were each established by the Depositor pursuant to a separate amended and restated trust agreement, which includes customary representations, warranties and covenants. The timeshare loans owned by the Trusts were acquired from HRC pursuant to purchase agreements, which contain customary representations, warranties and covenants from HRC, and are being serviced by Grand Vacations Services LLC, our wholly owned subsidiary (the “Servicer”), pursuant to separate servicing agreements, which contain customary representations, warranties and covenants. The Servicer performs certain servicing and administrative functions with respect to the timeshare loans and is entitled to receive monthly fees from the Trusts for servicing the timeshare loans. HRC has guaranteed the performance of the Servicer’s obligations under the servicing agreements pursuant to performance guaranties. HRC acts as the administrator of the 2013-A Trust and the 2014-A Trust under separate administration agreements, which include customary representations, warranties and covenants.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of our common stock are indirectly beneficially owned by Hilton Parent. After the spin-off, Hilton will not own any shares of our common stock.

The following tables provide information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the spin-off;

•	each of the individuals we expect to be our named executive officers with respect to 2016; and

•	all of our directors and executive officers following the spin-off as a group.

To the extent our directors and executive officers own Hilton Parent common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of Hilton Parent common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity. Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated, the address of each named person is c/o 7930 Jones Branch Drive, Suite 1100, McLean, Virginia 22102.

Immediately following the spin-off, we estimate that approximately          million shares of our common stock will be issued and outstanding, based on the number of shares of Hilton Parent common stock expected to be outstanding as of the record date and based on the distribution ratio. The actual number of shares of our common stock outstanding following the spin-off will be determined on                 , 2016, the record date.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
5% Stockholders:
Blackstone(1)			%
T. Rowe Price Associates, Inc.(2)			%

Directors and Executive Officers:
Mark D. Wang
James E. Mikolaichik
Michael D. Brown
David C. Hayes
Charles R. Corbin, Jr.
Stan R. Soroka

Directors and executive officers as a group ( persons)

*	Represents less than 1%.

(1)	Based on Hilton Parent common stock beneficially owned by Blackstone as reported in a Schedule 13G/A filed on February 16, 2016, reflecting 383,603,683 shares of Hilton Parent common stock directly held by HLT Holdco III LLC, 14,032,755 shares of Hilton Parent common stock directly held by HLT Holdco II LLC, 39,738,987 shares of Hilton Parent common stock directly held by HLT BREP VI.TE.2 Holdco LLC, 1,397,649 shares of Hilton Parent common stock directly held by HLT BREH VI Holdco LLC, 235,542 shares of Hilton Parent common stock directly held by HLT BREH Intl II Holdco LLC, 13,700,470 shares of Hilton Parent common stock directly held by HLT A23 Holdco LLC and 82,238 shares of Hilton Parent common stock directly held by HLT A23 BREH VI Holdco LLC (together, the “Blackstone Funds”). The sole member of HLT Holdco III LLC is HLT Holdco II LLC. The sole member of HLT Holdco II LLC is HLT Holdco LLC.

The sole member of HLT Holdco LLC is BH Hotels Holdco LLC (“BH Hotels”). The managing members of BH Hotels are Blackstone Real Estate Partners VI L.P. and Blackstone Capital Partners V L.P. The general partner of Blackstone Capital Partners V L.P. is Blackstone Management Associates V L.L.C. The sole member of Blackstone Management Associates V L.L.C is BMA V L.L.C. The general partner of Blackstone Real Estate Partners VI L.P. is Blackstone Real Estate Associates VI L.P. The general partner of Blackstone Real Estate Associates VI L.P. is BREA VI L.L.C. The sole member of each of BREA VI L.L.C. and BMA V L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT A23 Holdco LLC is Blackstone A23 Holdings LLC. The managing members of Blackstone A23 Holdings LLC are Blackstone Real Estate Partners VI L.P. and Blackstone Capital Partners V L.P. The managing member of HLT A23 BREH VI Holdco LLC is Blackstone Real Estate Holdings VI L.P.

The sole member of HLT BREH Intl II Holdco LLC is HLT BREH Intl II Holdings Holdco LLC. The controlling member of HLT BREH Intl II Holdings Holdco LLC is Blackstone Real Estate Holdings International II-Q L.P. The general partner of Blackstone Real Estate Holdings International II-Q L.P. is BREP International II-Q GP L.P. The general partner of BREP International II-Q GP L.P. is BREP International II-Q GP L.L.C. The sole member of BREP International II-Q GP L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT BREP VI.TE.2 Holdco LLC is Blackstone Real Estate Partners VI.TE.2 L.P. The general partner of Blackstone Real Estate Partners VI.TE.2 L.P. is Blackstone Real Estate Associates VI L.P. The general partner of Blackstone Real Estate Associates VI L.P. is BREA VI L.L.C. The managing member of BREA VI L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT BREH VI Holdco LLC is HLT BREH VI Holdings Holdco LLC. The controlling member of HLT BREH VI Holdings Holdco LLC is Blackstone Real Estate Holdings VI L.P. The general partner of Blackstone Real Estate Holdings VI L.P. is BREP VI Side-by-Side GP L.L.C. The sole member of BREP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities (other than each of the Blackstone Funds to the extent they directly hold securities reported herein) and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares. Also reflects 636,939 shares of Hilton Parent common stock held directly by a foundation over which Mr. Schwarzman may be deemed to have investment and voting power, based on information provided to Hilton Parent on July 29, 2016. The address of each of Mr. Schwarzman and each of the entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

As of the date of this information statement, Blackstone entities have pledged, hypothecated or granted security interests in substantially all of the shares of Hilton Parent common stock held by them pursuant to a margin loan agreement with customary default provisions. We anticipate that shares of our common stock received by Blackstone in the spin-off in respect of such pledged Hilton Parent shares would similarly be subject to the lien of such margin loan agreement. Accordingly, in the event of a default under the margin loan agreement, the secured parties may foreclose upon any and all shares of common stock pledged to them and may seek recourse against the borrower.

(2)	Based on Hilton Parent common stock beneficially owned by T. Rowe Price Associates, Inc., as reported in a Schedule 13G filed on February 12, 2016, reflecting T. Rowe Price Associates, Inc. has sole voting power over 21,512,813 shares of Hilton Parent common stock and sole dispositive power over 64,713,738 shares of Hilton Parent common stock. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

DESCRIPTION OF CAPITAL STOCK

The following description of certain terms of our common stock as it will be in effect upon completion of the spin-off is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, as they will be in effect upon completion of the spin-off, forms of which are filed as exhibits to the registration statement of which this information statement forms a part, and by the General Corporation Law of the State of Delaware (the “DGCL”). See “Where You Can Find More Information.”

Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to HGV Parent and not to any of its subsidiaries.

General

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of             shares of common stock, par value $0.01 per share, and             shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of our preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. All shares of our common stock that will be outstanding at the time of the completion of the spin-off will be fully paid and non-assessable. The common stock will not be subject to further calls or assessment by us. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

No shares of preferred stock will be issued or outstanding at the time of the completion of the spin-off. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse effect on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or our chief executive officer, upon the request of holders of not less than a majority of the total voting power of all the then outstanding shares of our capital stock, or, for so long as Blackstone and its affiliates continue to beneficially own at least 40 percent of the total voting power of all the then outstanding shares of our stock entitled to vote generally in the election of directors, Blackstone. For so long as Blackstone and its affiliates continue to beneficially own at least 40 percent of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, Blackstone’s consent is required for any amendment to this provision of our amended and restated bylaws.

To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super-majority voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

We do not have a stockholder rights plan or any series of preferred stock designated in connection with such a plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information specified by our bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in us. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws provide for certain procedures with respect to the resignation of any director who does not receive a majority of the votes cast in an uncontested election. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Our amended and restated certificate of incorporation provides that the board of directors is expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80 percent or more of all of the outstanding shares of our capital stock entitled to vote.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that from and after the date on which Blackstone and its affiliates cease to beneficially own at least 40 percent of the total voting power of all the then outstanding shares of our stock entitled to vote generally in the election of directors, any action required or permitted to be taken by our stockholders may not be effected by consent in writing by stockholders unless such action is recommended by all directors then in office. For so long as Blackstone and its affiliates continue to beneficially own at least 40 percent of the total voting power of all the then outstanding shares of the Company entitled to vote generally in the election of directors, Blackstone’s consent is required for any amendment to this provision of our amended and restated certificate of incorporation.

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our amended and restated certificate of incorporation and bylaws provide that in the event Blackstone and its affiliates cease to beneficially own at least 5 percent of the then outstanding shares of our common stock, we will automatically become subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15 percent or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) action asserting a claim against our company or any director or officer of our company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Blackstone or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

We intend for the transfer agent and registrar for our common stock to be Wells Fargo Bank, N.A.

Listing

Following the spin-off, we expect to have our common stock listed on the NYSE under the ticker symbol “HGV”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of common stock that Hilton Parent stockholders will receive in the distribution. This information statement does not contain all of the information contained in the Registration Statement on Form 10 and the exhibits and schedules to the Registration Statement on Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10, which are on file at the offices of the SEC. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form 10. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form 10, including the exhibits and schedules to the Registration Statement on Form 10.

Our Internet site and the information contained on that site, or connected to that site, are not incorporated into the information statement or the Registration Statement on Form 10.

As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Hilton Worldwide Holdings Inc.

We have audited the accompanying balance sheet of Hilton Grand Vacations Inc. (the “Company”) as of June 1, 2016. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the balance sheet. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Hilton Grand Vacations Inc. at June 1, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Certified Public Accountants

Miami, Florida

June 1, 2016

HILTON GRAND VACATIONS INC.

BALANCE SHEET

June 1, 2016
ASSETS
Cash	$1

TOTAL ASSETS	$1

LIABILITIES AND STOCKHOLDER’S EQUITY
Commitments and contingencies	—
Equity:
Common stock, par value $0.01 per share, 1,000 shares authorized, 100 issued and outstanding	$1

Total stockholder’s equity	1

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$1

See notes to balance sheet.

HILTON GRAND VACATIONS INC.

NOTES TO BALANCE SHEET

Note 1: Organization

Hilton Grand Vacations Inc. (the “Corporation”) was incorporated as a Delaware corporation on May 2, 2016. Pursuant to a reorganization, the Corporation will become a holding corporation whose assets are expected to include all of the outstanding equity interest of Hilton Resorts Corporation. The Corporation will, through Hilton Resorts Corporation and its subsidiaries, continue to conduct the business now conducted by such entities.

Note 2: Summary of Significant Accounting Policies

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholder’s equity and cash flows have not been presented in the financial statements because there have been no activities in this entity during the period from May 2, 2016 (date of inception) and June 1, 2016.

Note 3: Stockholder’s Equity

The Corporation is authorized to issue 1,000 shares of common stock, par value $0.01 per share (“Common Stock”). Under the Corporation’s certificate of incorporation in effect as of June 1, 2016, all shares of Common Stock are identical. The Corporation has issued 100 shares of Common Stock in exchange for $1.00, all of which were held by Park Hotels & Resorts Inc. at June 1, 2016.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Hilton Worldwide Holdings Inc.

We have audited the accompanying consolidated balance sheets of Hilton Resorts Corporation as of December 31, 2015 and 2014, and the related consolidated statements of operations, statements of Parent deficit and statements of cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilton Resorts Corporation at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Certified Public Accountants

Miami, Florida

June 1, 2016

HILTON RESORTS CORPORATION

CONSOLIDATED BALANCE SHEETS

(in millions)

	December 31,
	2015	2014
ASSETS
Cash	$4	$2
Restricted cash	75	62
Accounts receivable, net of allowance for doubtful accounts of $2 and $1	89	83
Timeshare financing receivables, net	976	928
Inventory	412	370
Property and equipment, net	51	47
Intangible assets, net	74	80
Other assets	43	49

TOTAL ASSETS (variable interest entities—$368 and $495)	$1,724	$1,621

LIABILITIES AND PARENT DEFICIT
Accounts payable, accrued expenses and other	$208	$181
Advance deposits	96	97
Allocated Parent debt	634	719
Non-recourse debt	502	625
Deferred revenues	103	100
Deferred income tax liabilities	287	272

Total liabilities (variable interest entities—$352 and $476)	1,830	1,994
Commitments and contingencies—see Note 18
Parent Deficit:

Total Parent deficit	(106)	(373)

TOTAL LIABILITIES AND PARENT DEFICIT	$1,724	$1,621

See notes to consolidated financial statements.

HILTON RESORTS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)

	Year Ended December 31,
	2015	2014	2013
Revenues
Sales of VOIs, net	$492	$520	$546
Sales, marketing, brand and other fees	457	300	234
Financing	127	121	117
Club and resort management	125	112	92
Rental and ancillary services	164	157	136
Cost reimbursements	110	107	99

Total revenues	1,475	1,317	1,224

Expenses
Cost of VOI sales	173	126	128
Sales and marketing	541	479	450
Financing	32	33	22
Club and resort management	32	29	27
Rental and ancillary services	113	110	107
General and administrative	57	40	70
Depreciation and amortization	22	18	16
License fee expense	74	62	56
Cost reimbursements	110	107	99

Total expenses	1,154	1,004	975
Allocated Parent interest expense	(29)	(36)	(48)
Gain on debt extinguishment	—	—	22
Other gain, net	—	5	—
Loss on foreign currency transactions	—	(2)	(5)

Income before income taxes	292	280	218
Income tax expense	(118)	(113)	(90)

Net income	$174	$167	$128

See notes to consolidated financial statements.

HILTON RESORTS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2015	2014	2013
Operating Activities
Net income	$174	$167	$128
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22	18	16
Amortization of deferred financing costs	5	7	4
Provision for loan losses	39	35	24
Gain on debt extinguishment	—	—	(22)
Other gain, net	—	(5)	—
Loss on foreign currency transactions	—	2	5
Deferred income taxes	20	37	33
Net changes in assets and liabilities:
Restricted cash	(21)	3	19
Accounts receivables, net	(6)	(17)	(35)
Timeshare financing receivables	(88)	(61)	(38)
Inventory	(38)	51	17
Purchase of hotel from Parent for future conversion to inventory	—	(22)	—
Other assets	2	(6)	2
Accounts payable, accrued expenses and other	18	(6)	22
Advance deposits	(1)	6	19
Deferred revenues	3	(12)	(11)
Other	2	16	13

Net cash provided by operating activities	131	213	196

Investing Activities
Capital expenditures for property and equipment	(12)	(12)	(9)
Proceeds from asset dispositions	—	6	—
Capitalized software costs	(6)	(5)	(8)

Net cash used in investing activities	(18)	(11)	(17)

Financing Activities
Issuance of non-recourse debt	—	350	950
Repayment of non-recourse debt	(125)	(391)	(278)
Debt issuance costs	—	(6)	(6)
Change in restricted cash	8	(4)	(20)
Allocated Parent debt activity	(87)	(112)	(667)
Net transfers from (to) Parent	95	(39)	(157)
Distribution to Parent	(2)	—	—

Net cash used in financing activities	(111)	(202)	(178)

Net increase in cash	2	—	1
Cash, beginning of period	2	2	1

Cash, end of period	$4	$2	$2

Supplemental Disclosures
Cash paid during the year:
Interest, net of amounts capitalized	$37	$44	$45
Non-cash financing activities:
Transfer of inventory to Parent	$—	$(14)	$—
Transfer of inventory from Parent	—	48	—

See notes to consolidated financial statements.

HILTON RESORTS CORPORATION

CONSOLIDATED STATEMENTS OF PARENT DEFICIT

(in millions)

Total Parent Deficit
Balance as of December 31, 2012	$(506)
Net income	128
Net transfers to Parent	(157)

Balance as of December 31, 2013	(535)
Net income	167
Net transfers to Parent	(39)
Capital contribution from Parent	48
Distribution to Parent	(14)

Balance as of December 31, 2014	(373)
Net income	174
Net transfers from Parent	95
Distribution to Parent	(2)

Balance as of December 31, 2015	$(106)

See notes to consolidated financial statements.

HILTON RESORTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization

Our Business

Hilton Resorts Corporation (together with its subsidiaries, “we,” “us,” “our” or the “Company”) is a Delaware corporation formed on November 18, 1991. We are a global timeshare company engaged in developing, marketing, selling and managing timeshare resorts primarily under the Hilton Grand Vacations brand. Our operations primarily consist of: selling vacation ownership intervals (“VOIs”) for us and third parties; operating our resorts; financing and servicing loans provided to consumers for their timeshare purchases; and managing our Hilton Grand Vacations Club exchange program (the “Club”). As of December 31, 2015, we had 45 timeshare properties comprising 7,151 units located in the United States (“U.S.”) and Europe.

Our Spin-Off from Hilton Worldwide Holdings Inc.

On February 26, 2016, Hilton Worldwide Holdings Inc. (“Parent,” together with its consolidated subsidiaries, “Hilton”) announced a plan to spin-off its timeshare business to stockholders as a separate, publicly traded company. The spin-off transaction, which is expected to be tax-free to Hilton stockholders, will be effected through a pro rata distribution of our Parent entity’s stock to existing Hilton stockholders. Immediately following completion of the spin-off, Hilton stockholders will own 100 percent of the outstanding shares of our Parent entity’s common stock. After the spin-off, we will operate as an independent, publicly traded company.

The spin-off is conditioned on, among other things: final approval of the transaction by Hilton’s board of directors; execution of a Distribution Agreement and each ancillary agreement contemplated by such Distribution Agreement; the ruling received by Hilton from the Internal Revenue Service regarding certain U.S. federal income tax aspects of the spin-off remaining in effect as of the distribution date; completion of an internal reorganization; Hilton Resorts Corporation’s Parent entity’s registration statement on Form 10 being declared effective by the Securities and Exchange Commission; and acceptance of our Parent entity’s common stock for listing on a national securities exchange.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

Principles of Consolidation

The consolidated financial statements presented herein have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Hilton. The consolidated financial statements include 100 percent of our assets, liabilities, revenues, expenses and cash flows and all entities in which we have a controlling financial interest.

The determination of a controlling financial interest is based upon the terms of the governing agreements of the respective entities, including the evaluation of rights held by other interests. If the entity is considered to be a variable interest entity (“VIE”), we determine whether we are the primary beneficiary, and then consolidate those VIEs for which we have determined we are the primary beneficiary. If the entity in which we hold an interest does not meet the definition of a VIE, we evaluate whether we have a controlling financial interest through our voting interests in the entity. We consolidate entities when we own more than 50 percent of the voting shares of a company or otherwise have a controlling financial interest.

All material intercompany transactions and balances have been eliminated in consolidation. The consolidated financial statements reflect our financial position, results of operations and cash flows as prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

Parent deficit is shown in lieu of stockholders’ equity in the consolidated financial statements. All of our significant transactions with Hilton have been included in these consolidated financial statements. The net effect of the settlement of these intercompany transactions has been included in the consolidated statements of cash flows as a financing activity within Net transfers from (to) Parent and is also reflected in our consolidated balance sheets within Total Parent deficit. Total Parent deficit in our consolidated balance sheets represents Hilton’s historical investment in us, our accumulated net earnings after taxes and the net effect of the transactions with and allocations from Hilton.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and, accordingly, ultimate results could differ from those estimates.

Allocations

Our consolidated financial statements include certain indirect general and administrative costs allocated to us by Hilton for certain functions and services including, but not limited to, executive office, finance and other administrative support primarily on the basis of financial and operating metrics that Hilton has historically used to allocate resources and evaluate performance against its strategic objectives. Both we and Hilton consider the basis on which expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. These costs were included in General, administrative and other in our consolidated statements of operations.

Hilton allocated certain debt balances, related deferred loan costs, and interest expense based on our portion of guaranteed assets. Additionally, Hilton allocated a gain from debt extinguishment pertaining to Hilton’s debt refinancing in 2013, based on our allocated proceeds as a percentage of total debt paydowns. All allocated debt balances, related deferred loan costs, interest expense and gain on debt extinguishment balances were included in our consolidated financial statements.

Summary of Significant Accounting Policies

Revenue Recognition

•	Sales of VOIs, net—Revenue from a deeded VOI sale is recognized when the customer has executed a binding sales contract, a minimum 10 percent down payment has been received, certain minimum sales thresholds for a timeshare project have been attained, the purchaser’s period to cancel for a refund has expired and the related receivable is deemed to be collectible. In addition, before we recognize any revenues, the purchaser must have met the initial and continuing investment criteria. We defer revenue recognition for sales that do not meet these criteria. During periods of construction, revenue from VOI sales is recognized under the percentage-of-completion method, which includes judgments and estimates, including total project costs to complete. Additionally, we record an estimate of uncollectible amounts at the time of a financed sale with a charge to provision for loan loss, which we classify as a reduction of Sales of VOIs, net.

We account for rental operations of unsold VOIs, including accommodations provided through the use of our vacation sampler programs as incidental operations. Incremental carrying costs in excess of incremental revenues are recognized in the period incurred. Conversely, incremental revenues in excess of incremental carrying costs are recorded as a reduction of Inventory. In all periods presented incremental carrying costs exceeded incremental revenues and all revenues and expenses are recognized in the period earned or incurred.

We award Club Bonus Points (“Bonus Points”) to our customers. These points are valid for a maximum of two years and may be used toward reservations at Club resorts, hotel reservations within Hilton’s system and VOI interval exchanges with other third-party vacation ownership exchanges. We also take into consideration the fair value of certain incentives, including Bonus Points, provided to the purchaser when assessing the adequacy of the purchaser’s initial investment, which requires us to make certain estimates and assumptions in deriving the fair value of these incentives. We defer a portion of the VOI sales price as a liability and recognize the corresponding revenue upon the customer’s redemption of the Bonus Points.

One of our VOI products is accounted for as a long-term lease with a reversionary interest, rather than the sale of a deeded interest in real estate. In this case, sales revenue is recognized on a straight-line basis over the term of the lease.

•	Sales, marketing, brand and other fees—We sell VOIs through fee-for-service agreements with third-party developers for which we earn sales commissions and other fees. We recognize revenue from commissions on these sales and other fees as intervals are sold and the service requirements of the respective agreements with the developers have been fulfilled. Additionally, we sell prepaid vacation packages and recognize revenue when they are redeemed for stays at properties other than our timeshare resorts; stays using these prepaid packages at Hilton Grand Vacation properties are included in Rental and ancillary services.

•	Financing—VOI sales may be made for cash or we may provide financing for sales of our owned intervals. Revenue from the financing of timeshare sales is recognized on the accrual method as earned based on the outstanding principal, interest rate and terms stated in each individual financing agreement. See “—Timeshare Financing Receivables and Allowance for Loan Loss” below for further discussion of the policies applicable to our timeshare financing receivables. We also recognize revenue from servicing the loans provided by third-party developers to purchasers of their VOIs over the period services are rendered.

•	Club and resort management—We manage the Club, receiving activation fees, annual dues and transaction fees from member exchanges. Each purchaser of a vacation ownership unit is automatically enrolled in the Club, which gives the purchaser an annual allotment of club points that allow the purchaser to exchange the club points for a number of vacation options. Revenue from Club activation fees are deferred and amortized on a straight-line basis over the average inventory holding period. We recognize revenue from annual dues and transaction fees over the period services are rendered.

We earn recurring management fees under our agreements with homeowners’ associations (“HOAs”) and generally recognize these fees over the period services are rendered. We provide day-to-day-management services, including housekeeping services, operation of a reservation system, maintenance, and certain accounting and administrative services for HOAs. We receive compensation for such management services which is generally based on a percentage of costs to operate the resorts.

•	Rental and ancillary services—We offer rentals of unoccupied vacation ownership units, and recognize rental revenues when occupancy has occurred. We defer advance deposits on rentals until the customer’s stay. We also recognize rental revenues from the utilization of Bonus Points and prepaid vacation packages when those points and packages are redeemed for rental stays at one of our resorts. We defer the advance payment as a liability and recognize the corresponding revenue upon the customer’s vacation stay. Ancillary revenues include food and beverage, retail, spa offerings and other guest services.

•	Cost reimbursements—Cost reimbursements include direct and indirect costs that HOAs and developers reimburse to us. These costs primarily consist of payroll and payroll related costs for management of the HOAs and other services we provide where we are the employer. We recognize cost reimbursements when we incur the related reimbursable costs. Cost reimbursements are based upon actual expenses with no added margin.

We are required to collect certain taxes and fees from customers on behalf of government agencies and remit these back to the applicable governmental agencies on a periodic basis. We have a legal obligation to act as a collection agent with respect to these taxes and fees. We do not retain these taxes and fees and, therefore, they are not included in revenues. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

Multiple Element Arrangements

When we enter into transactions for the sale of multiple products or services, we evaluate whether the delivered elements have value to the customer on a stand-alone basis, and if the arrangement includes a general right of return relative to the delivered items, we consider whether delivery or performance of the undelivered items is probable and substantially in our control. If these criteria are met, then we account for each deliverable in the transaction separately. We generally recognize revenue for undelivered elements on a straight-line basis over the contractual performance period for time-based elements or upon delivery to the customer.

Restricted Cash

Restricted cash includes advance deposits received on VOI sales that are held in escrow until the contract is closed and cash reserves required by our non-recourse debt agreements. For purposes of our consolidated statements of cash flows, changes in restricted cash caused by changes in lender reserves due to restrictions under our loan agreements are shown as financing activities and the remaining changes in restricted cash, primarily relating to VOI sales, are the result of our normal operations and are reflected as operating activities.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of trade receivables and is reported at the customers’ outstanding balances, less any allowance for doubtful accounts. An allowance for doubtful accounts is provided on accounts receivable when losses are probable based on historical collection activity and current business conditions.

Inventory and Cost of Sales

Inventory includes unsold, completed VOIs; VOIs under construction; and land and infrastructure held for future VOI product development. We carry our inventory at the lower of cost or estimated fair value, less costs to sell, which can result in impairment losses and/or recoveries of previous impairments.

We capitalize costs directly associated with the acquisition, development and construction of a real estate project when it is probable that the project will move forward. We capitalize salary and related costs only to the extent they directly relate to the project. We capitalize interest expense, taxes and insurance costs when activities that are necessary to get the property ready for its intended use are underway. We cease capitalization of costs during prolonged gaps in development when substantially all activities are suspended or when projects are considered substantially complete.

We account for our VOI inventory and cost of VOI sales using the relative sales value method. Also, we do not reduce inventory for the cost of VOI sales related to anticipated credit losses, and accordingly, no adjustment is made when inventory is reacquired upon default of the related receivable. This results in changes in estimates within the relative sales value calculations to be accounted for as real estate inventory true-ups, which we refer to as cost of sales true-ups, and are included in Cost of VOI sales in our consolidated statements of operations to retrospectively adjust the margin previously recognized subject to those estimates.

Property and Equipment

Property and equipment includes building and leasehold improvements and furniture and equipment at our corporate offices, sales centers and management offices. Construction-in-progress primarily relates to leasehold improvements not yet placed in service. Property and equipment are recorded at cost. Costs of improvements that extend the economic life or improve service potential are also capitalized. Capitalized costs are depreciated over their estimated useful lives. Costs for normal repairs and maintenance are expensed as incurred.

Depreciation is recorded using the straight-line method over the assets’ estimated useful lives, which are generally as follows: buildings and improvements (8 to 40 years); furniture and equipment (3 to 8 years); and computer equipment and acquired software (3 years). Leasehold improvements are depreciated over the shorter of the estimated useful life, based on the estimates above, or the lease term.

We evaluate the carrying value of our property and equipment if there are indicators of potential impairment. We perform an analysis to determine the recoverability of the asset’s carrying value by comparing the expected undiscounted future cash flows to the net book value of the asset. If it is determined that the expected undiscounted future cash flows are less than the net book value of the asset, to the extent the net book value is in excess of fair value we recognize an impairment loss. Fair value is generally estimated using valuation techniques that consider the discounted cash flows of the asset using discount and capitalization rates deemed reasonable for the type of asset, as well as prevailing market conditions, appraisals, recent similar transactions in the market and, if appropriate and available, current estimated net sales proceeds from pending offers.

If sufficient information exists to reasonably estimate the fair value of a conditional asset retirement obligation, including environmental remediation liabilities, we recognize the fair value of the obligation when the obligation is incurred.

Timeshare Financing Receivables and Allowance for Loan Loss

Our timeshare financing receivables consist of loans related to our financing of VOI sales that are secured by the underlying timeshare properties. We determine our timeshare financing receivables to be past due based on the contractual terms of the individual mortgage loans. We recognize interest income on our timeshare financing receivables as earned. The interest rate charged on the notes correlates to the risk profile of the borrower at the time of purchase and the percentage of the purchase that is financed, among other factors. We record an estimate of uncollectibility as a reduction of revenue from VOI sales at the time revenue is recognized on a VOI sale.

We evaluate this portfolio collectively, since we hold a large group of homogeneous timeshare financing receivables, which are individually immaterial. We monitor the credit quality of our receivables on an ongoing basis. There are no significant concentrations of credit risk with any individual counterparty or groups of counterparties. We use a technique referred to as static pool analysis as the basis for determining our loan loss reserve requirements on our timeshare financing receivables. For static pool analysis, we use three key dimensions to stratify our portfolio: FICO scores; country of residence; and equity percentage at the time of sale. The adequacy of the related allowance is determined by management through analysis of several factors, such as current economic conditions and industry trends, as well as the specific risk characteristics of the portfolio including assumed default rates, aging and historical write-offs of these receivables. The allowance is maintained at a level deemed adequate by management based on a periodic analysis of the mortgage portfolio.

We apply payments we receive for loans, including those in non-accrual status, to amounts due in the following order: servicing fees; interest; principal; and late charges. Once a note is 91 days past due or is determined to be uncollectible prior to 91 days past due, we cease accruing interest and reverse the accrued interest recognized up to that point. We resume interest accrual for loans for which we had previously ceased accruing interest once the loan is less than 91 days past due as of the month. We fully reserve for a timeshare financing receivable in the month following the date that the loan is 121 days past due and, subsequently, we write off the uncollectible note against the reserve once the foreclosure process is complete and we receive the deed for the foreclosed unit.

Intangible Assets

Our intangible assets consist of management agreements and certain proprietary technologies with finite lives. We have management agreements that were recorded at their fair value at the time of the completion of a merger on October 24, 2007 where Hilton became a wholly owned subsidiary of an affiliate of The Blackstone Group L.P. (“Blackstone”). Additionally, we capitalize direct and incremental costs to obtain management agreements and costs incurred to develop internal-use computer software, including costs incurred in connection with development of upgrades or enhancements that result in additional functionality. These capitalized costs are amortized on a straight-line basis over the term of the management agreement or the estimated useful life of the software, respectively. These capitalized costs are included in Intangible assets, net in our consolidated balance sheets.

We review all finite life intangible assets for impairment when circumstances indicate that their carrying amounts may not be recoverable. If the carrying value of an asset group is not recoverable, we recognize an impairment loss for the excess of carrying value over the fair value in our consolidated statements of operations.

Costs Incurred to Sell VOIs

We expense sales and marketing costs we incur to sell VOIs when incurred. Deferred selling and marketing expenses, which are direct selling and marketing costs related either to an unclosed contract or a contract for which 100 percent of revenue has not yet been recognized, were $18 million and $19 million as of December 31, 2015 and 2014, respectively, and were included in Other assets in our consolidated balance sheets.

Fair Value Measurements—Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (an exit price). We use the three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the data market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-level hierarchy of inputs is summarized below:

•	Level 1—Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2—Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument; and

•	Level 3—Valuation is based upon unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety.

Currency Translation

The U.S. dollar is our reporting currency and is the functional currency of the majority of our operations. Income and expense accounts are translated at the average exchange rate for the period. Gains and losses from foreign exchange rate changes related to transactions denominated in a currency other than an entity’s functional currency or intercompany receivables and payables denominated in a currency other than an entity’s functional currency that are not of a long-term investment nature are recognized as Gain (loss) on foreign currency transactions in our consolidated statements of operations.

Share-Based Compensation Costs

Certain of our employees participate in Hilton’s 2013 Omnibus Incentive Plan (the “Stock Plan”) which compensates eligible employees and directors with restricted stock units (“RSUs”), nonqualified stock options (“options”) and performance-vesting restricted stock units and restricted stock (collectively, “performance shares”). Until consummation of the spin-off, we will continue to participate in the Stock Plan and record compensation expense based on the share-based awards granted to our employees.

•	RSUs vest in annual installments over two or three years from the date of grant, subject to the individual’s continued employment through the applicable vesting date. Vested RSUs generally will be settled for Hilton’s common stock. The grant date fair value is equal to Hilton’s closing stock price on the date of grant.

•	Options vest over three years in equal annual installments from the date of grant, subject to the individual’s continued employment through the applicable vesting date, and will terminate 10 years from the date of grant or earlier if the individual’s service terminates. The exercise price is equal to the closing price of the Hilton’s common stock on the date of grant. The grant date fair value is estimated using the Black-Scholes-Merton Model.

•	Performance shares are settled at the end of a three-year performance period and are subject to two different achievement factors based on market and performance conditions. The grant date fair values for performance shares based on market conditions are estimated using the Monte Carlo Simulation and shares based on performance conditions are equal to Hilton’s closing stock price on the date of grant.

We recognize the cost of services received in these share-based payment transactions with employees as services are received and recognize a corresponding decrease in Total Parent deficit in our consolidated balance sheets. The measurement objective for these equity awards is the estimated fair value at the grant date of the equity instruments that we are obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments. Compensation expense is recognized ratably over the requisite service period, including an estimate of forfeitures. The requisite service period is the period during which an employee is required to provide service in exchange for an award. Forfeiture rates are estimated based on historical employee terminations for each grant cycle. Compensation expense for awards with performance conditions is recognized over the requisite service period if it is probable that the performance condition will be satisfied. If such performance conditions are not considered probable until they occur, no compensation expense for these awards is recognized.

Income Taxes

Current and deferred income taxes and related tax expense have been determined based on our stand-alone results by applying a separate return methodology, as if the entities were separate taxpayers in the respective jurisdictions.

We account for income taxes using the asset and liability method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year, to recognize the deferred tax assets and liabilities that relate to tax consequences in future years, which result from differences between the respective tax basis of assets and liabilities and their financial reporting amounts, and tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the respective temporary differences or operating loss or tax credit carry forwards are expected to be recovered or settled. The realization of deferred tax assets and tax loss and tax credit carry forwards is contingent upon the generation of future taxable income and other restrictions that may exist under the tax laws of the jurisdiction in which a deferred tax asset exists. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

We use a prescribed recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. For all income tax positions, we first determine whether it is

“more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If it is determined that a position meets the more-likely-than-not recognition threshold, the benefit recognized in the financial statements is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Recently Issued Accounting Pronouncements

Adopted Accounting Standards

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03 (“ASU 2015-03”), Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset, which is consistent with the presentation of debt discounts or premiums. In August 2015, the FASB issued ASU No. 2015-15 (“ASU 2015-15”), Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, which clarifies that absent authoritative guidance in ASU 2015-03 for debt issuance costs related to line-of credit arrangements, the staff of the Securities and Exchange Commission would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We adopted ASU 2015-03 and 2015-15 retrospectively as of January 1, 2016 and have applied to all periods presented herein.

Accounting Standards Not Yet Adopted

In March 2016, the FASB issued ASU No. 2016-09 (“ASU 2016-09”), Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU is intended to simplify several aspects of the accounting for share-based payment transactions, including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. The provisions of ASU 2016-09 are effective for reporting periods beginning after December 15, 2016; early adoption is permitted. The provisions of this ASU contain different transition guidance for each amendment. We are currently evaluating the effect that this ASU will have on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), which supersedes existing guidance on accounting for leases in Leases (Topic 840). The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2018; early adoption is permitted. The provisions of this ASU are to be applied using a modified retrospective approach. We are currently evaluating the effect that this ASU will have on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606). This ASU supersedes the revenue recognition requirements in Revenue Recognition (Topic 605), and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Subsequent to ASU 2014-09, the FASB has issued several related ASU’s:

•	In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. This ASU provides clarification on assessing collectability, presentation of sales taxes, measurement date for non-cash consideration and completed contracts at transition and provides a practical expedient for contract modifications.

•	In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. This ASU provides implementation guidance related to identifying performance obligations and licensing.

•	In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This ASU provides implementation guidance for principal versus agent considerations set forth in ASU 2014-09.

•	In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) - Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 for reporting periods beginning after December 15, 2016 to reporting periods beginning after December 15, 2017.

The provisions of this ASU are to be applied retrospectively or using a modified retrospective approach; early adoption is permitted for reporting periods beginning after December 15, 2016. We are currently evaluating the effect that this ASU will have on our consolidated financial statements and our method of adoption.

Note 3: Restricted Cash

Restricted cash was as follows:

	December 31,
($ in millions)	2015	2014
Escrow deposits on VOI sales	$58	$37
Reserves related to non-recourse debt(1)	17	25

	$75	$62

(1)	See Note 10: Allocated Parent Debt and Non-recourse Debt for further discussion.

Note 4: Timeshare Financing Receivables

Timeshare financing receivables were as follows:

	December 31, 2015
($ in millions)	Securitized	Unsecuritized	Total
Timeshare financing receivables	$367	$715	$1,082
Less: allowance for loan loss	(17)	(89)	(106)

	$350	$626	$976

	December 31, 2014
($ in millions)	Securitized	Unsecuritized	Total
Timeshare financing receivables	$496	$528	$1,024
Less: allowance for loan loss	(28)	(68)	(96)

	$468	$460	$928

As of December 31, 2015, our timeshare financing receivables had interest rates ranging from 5.15 percent to 20.50 percent, a weighted average interest rate of 11.88 percent, a weighted average remaining term of 7.6 years and maturities through 2026.

In 2014, we completed a securitization of approximately $357 million of gross timeshare financing receivables and issued approximately $304 million of 1.77 percent notes and approximately $46 million of 2.07 percent notes, which have a stated maturity date in November 2026. In 2013, we completed a securitization of approximately $255 million of gross timeshare financing receivables and issued $250 million of 2.28 percent notes that have a stated maturity date in January 2026. The securitization transactions did not qualify as sales and, accordingly, no gain or loss was recognized. The proceeds from both transactions are presented as debt (collectively, the “Securitized Debt”). See Note 10: Allocated Parent Debt and Non-recourse Debt for further discussion.

In 2013, we entered into a revolving non-recourse timeshare financing receivables credit facility (the “Timeshare Facility”) that is secured by certain of our timeshare financing receivables. As of December 31, 2015 and 2014, we had $163 million and $164 million, respectively, of gross timeshare financing receivables secured under our Timeshare Facility.

Our timeshare financing receivables as of December 31, 2015 mature as follows:

($ in millions)	Securitized	Unsecuritized	Total
Year
2016	$58	$83	$141
2017	59	70	129
2018	59	72	131
2019	55	74	129
2020	50	75	125
Thereafter	86	341	427

	367	715	1,082
Less: allowance for loan loss	(17)	(89)	(106)

	$350	$626	$976

Our gross timeshare financing receivables balances by FICO score were as follows:

	December 31,
($ in millions)	2015	2014
FICO score
700+	$663	$603
600-699	191	177
<600	28	28
No score(1)	200	216

	$1,082	$1,024

(1)	Timeshare financing receivables without a FICO score are primarily related to foreign borrowers.

As of December 31, 2015 and 2014, we had ceased accruing interest on timeshare financing receivables with an aggregate principal balance of $33 million and $31 million, respectively. The following tables detail an aged analysis of our gross timeshare financing receivables balance:

	December 31, 2015
($ in millions)	Securitized	Unsecuritized	Total
Current	$359	$677	$1,036
31 - 90 days past due	5	8	13
91 - 120 days past due	2	3	5
121 days and greater past due	1	27	28

	$367	$715	$1,082

	December 31, 2014
($ in millions)	Securitized	Unsecuritized	Total
Current	$489	$493	$982
31 - 90 days past due	4	7	11
91 - 120 days past due	1	1	2
121 days and greater past due	2	27	29

	$496	$528	$1,024

The changes in our allowance for loan loss were as follows:

($ in millions)	Securitized	Unsecuritized	Total
Balance as of December 31, 2012	$—	$93	$93
Write-offs	—	(25)	(25)
Securitizations	15	(15)	—
Provision for loan losses(1)	(2)	26	24

Balance as of December 31, 2013	13	79	92
Write-offs	—	(31)	(31)
Securitizations	22	(22)	—
Provision for loan losses(1)	(7)	42	35

Balance as of December 31, 2014	28	68	96
Write-offs	—	(29)	(29)
Provision for loan losses(1)	(11)	50	39

Balance as of December 31, 2015	$17	$89	$106

(1)	Includes activity related to repurchase of defaulted and upgraded securitized financing receivables, net of incremental provision for loan losses.

Note 5: Inventory

Inventory was as follows:

	December 31,
($ in millions)	2015	2014
Completed unsold VOIs	$111	$98
Construction in process	101	74
Land, infrastructure and other	200	198

	$412	$370

The cost of sales true-ups relating to VOI products for the years ended December 31, 2015, 2014 and 2013 resulted in increases to the carrying values of inventory of $19 million, $20 million and $13 million, respectively. Additionally, beginning in 2014, we incurred expenses related to granting credit to customers for their existing ownership when upgrading into fee-for-service projects included in Cost of VOI sales in our consolidated statements of operations. For the years ended December 31, 2015 and 2014, we incurred charges of $67 million and $12 million, respectively.

Note 6: Property and Equipment

Property and equipment and related depreciation expense were as follows:

	December 31,
($ in millions)	2015	2014
Buildings and leasehold improvements	$54	$49
Furniture and equipment	32	30
Construction-in-progress	9	6

	95	85
Accumulated depreciation	(44)	(38)

	$51	$47

In 2014, we completed the sale of two land parcels for $6 million, resulting in a gain of $5 million included in Other gain, net in our consolidated statement of operations for the year ended December 31, 2014.

	Year Ended December 31,
($ in millions)	2015	2014	2013
Depreciation expense	$10	$8	$8

Note 7: Consolidated Variable Interest Entities

As of December 31, 2015 and 2014, we consolidated two VIEs that issued the Securitized Debt, which is without recourse to us. We are the primary beneficiaries of these VIEs as we have the power to direct the activities that most significantly affect their economic performance. We are also the servicer of these timeshare financing receivables and we are required to replace timeshare financing receivables that are in default at their outstanding principal amounts. Additionally, we have the obligation to absorb their losses and the right to receive benefits that could be significant to them. The assets of our VIEs are only available to settle the obligations of the respective entities. Our consolidated balance sheets included the assets and liabilities of these entities, which primarily consisted of the following:

	December 31,
($ in millions)	2015	2014
Restricted cash	$13	$20
Timeshare financing receivables, net	350	468
Non-recourse debt	352	475

During the years ended December 31, 2015, 2014 and 2013, we did not provide any financial or other support to any VIEs that we were not previously contractually required to provide, nor do we intend to provide such support in the future.

Note 8: Intangible Assets

Intangible assets and related amortization expense were as follows:

	December 31, 2015
($ in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Management agreements	$88	$(28)	$60
Capitalized software	33	(19)	14

	$121	$(47)	$74

	December 31, 2014
($ in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Management agreements	$88	$(24)	$64
Capitalized software	30	(14)	16

	$118	$(38)	$80

	Year Ended December 31,
($ in millions)	2015	2014	2013
Amortization expense	$12	$10	$8

As of December 31, 2015, we estimated our future amortization expense for our amortizing intangible assets to be as follows:

($ in millions)	Future Amortization Expense
Year
2016	$11
2017	9
2018	7
2019	4
2020	4
Thereafter	39

$74

Note 9: Accounts Payable, Accrued Expenses and Other

Accounts payable, accrued expenses and other were as follows:

	December 31,
($ in millions)	2015	2014
Accrued employee compensation and benefits	$48	$39
Accounts payable	13	25
Bonus point incentive liability	44	44
Due to Parent	13	15
Other accrued expenses	90	58

	$208	$181

Other accrued expenses consist of taxes, rent, interest and other accrued balances.

Note 10: Allocated Parent Debt and Non-recourse Debt

Allocated Parent Debt

As discussed in Note 2: Basis of Presentation and Summary of Significant Accounting Policies, a portion of certain Hilton debt, and related deferred loan costs and interest expense balances, were allocated to our stand-alone financial statements, specifically the obligations under a senior secured term loan facility (the “Term Loan”) and 5.625% senior notes due in 2021 (the “Senior Notes”).

The Term Loan, which matures on October 25, 2020, was issued with an original issue discount of 0.50 percent. The Term Loan bears interest at variable rates, at our option, which is payable monthly or quarterly depending upon the variable rate that is chosen. Interest on the Senior Notes is payable semi-annually in cash in arrears on April 15 and October 15 of each year.

The obligations of the Term Loan and Senior Notes are unconditionally and irrevocably guaranteed by us, excluding our subsidiaries that are prohibited from providing guarantees as a result of the agreements governing our Timeshare Facility and/or our Securitized Debt and our foreign subsidiaries.

Allocated Parent debt balances, and associated interest rates as of December 31, 2015, were as follows:

	December 31,
($ in millions)	2015	2014
Term Loan with a rate of 3.50%, due 2020	$474	$561
Senior Notes with a rate of 5.625%, due 2021	168	168

	642	729
Less: unamortized deferred financing costs and discount	(8)	(10)

	$634	$719

Non-recourse Debt

Non-recourse debt balances, and associated interest rates as of December 31, 2015, were as follows:

	December 31,
($ in millions)	2015	2014
Timeshare Facility with a rate of 1.27%, due 2017	$150	$150
Securitized Debt with an average rate of 1.97%, due 2026	356	481

	$506	$631
Less: unamortized deferred financing costs	(4)	(6)

	$502	$625

In 2013, we entered into a receivables loan agreement that is secured by certain of our timeshare financing receivables, see Note 4: Timeshare Financing Receivables for further discussion. The Timeshare Facility is a non-recourse obligation and is payable solely from the pool of timeshare financing receivables pledged as collateral to the debt and related assets. Under the terms of the loan agreement we are permitted to borrow up to a maximum amount of approximately $300 million until December 2016, after which all amounts borrowed must be paid by December 2017. The Timeshare Facility bears interest at a variable rate based on one-month LIBOR plus 100 basis points, which is payable monthly.

In 2014, we issued approximately $304 million of 1.77 percent notes and $46 million of 2.07 percent notes due November 2026. In 2013, we issued approximately $250 million of 2.28 percent notes due January 2026. The Securitized Debt is backed by a pledge of assets, consisting primarily of a pool of timeshare financing receivables secured by first mortgages or deeds of trust on VOIs, see Note 4: Timeshare Financing Receivables for further discussion. The Securitized Debt is a non-recourse obligation and is payable solely from the pool of financing receivables pledged as collateral to the debt and related assets. A majority of the proceeds from the asset-backed notes were used to reduce the outstanding balance on our Timeshare Facility.

We are required to deposit payments received from customers on the timeshare financing receivables securing the Timeshare Facility and Securitized Debt into depository accounts maintained by third parties. On a monthly basis, the depository accounts are utilized to make required principal, interest and other payments due under the respective loan agreements. The balances in the depository accounts, totaling $17 million and $25 million as of December 31, 2015 and 2014, respectively, were included in Restricted cash in our consolidated balance sheets.

Debt Maturities

The contractual maturities of our allocated Parent debt and non-recourse debt as of December 31, 2015 were as follows:

($ in millions)	Allocated Parent Debt	Non-recourse Debt	Total
Year
2016	$—	$111	$111
2017	—	215	215
2018	—	48	48
2019	—	38	38
2020	474	29	503
Thereafter	168	65	233

	$642	$506	$1,148

Note 11: Deferred Revenues

Deferred revenues were as follows:

	December 31,
($ in millions)	2015	2014
Deferred VOI sales	$53	$62
Marketing incentive programs	11	7
Club activation fees	37	30
Other	2	1

	$103	$100

Deferred VOI sales include the deferred revenues associated with: the sale of VOI products when they do not meet the criteria for revenue recognition; the sales associated with incomplete phases or buildings that are recognized under the percentage-of-completion method; the sales of unacquired inventory; and deferred sales associated with our long-term lease product with a reversionary interest. Deferred revenues related to marketing incentive programs include the fair value of Bonus Points liabilities where the VOI purchaser has elected to exchange points for future resort stays and the deferral of membership fees in a program that provides members with travel and hotel savings benefits. The membership fees are recognized on a straight-line basis over the term of the agreement. Club activation fees are paid at closing of a VOI purchase, which grants access to our points-based Club. The revenue from these fees are deferred and amortized on a straight-line basis over the average inventory holding period. Deferred revenues do not include prepaid vacation packages or other prepayments for future stays at our resorts, which are included in Advance deposits in our consolidated balance sheets.

Note 12: Fair Value Measurements

The carrying amounts and estimated fair values of our financial assets and liabilities were as follows:

	December 31, 2015
	Carrying Amount	Hierarchy Level
($ in millions)		Level 1	Level 3
Assets:
Timeshare financing receivables	976	—	1,080
Liabilities:
Allocated Parent debt	634	175	474
Non-recourse debt	502	—	506

	December 31, 2014
	Carrying Amount	Hierarchy Level
($ in millions)		Level 1	Level 3
Assets:
Timeshare financing receivables	928	—	1,021
Liabilities:
Allocated Parent debt	719	176	555
Non-recourse debt	625	—	626

We believe the carrying amounts of our other financial assets and liabilities approximated fair value as of December 31, 2015 and 2014. Our estimates of the fair values were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop the estimated fair values.

The estimated fair values of our timeshare financing receivables were based on the expected future cash flows discounted at weighted-average interest rates of the current portfolio, which reflect the risk of the underlying notes, primarily determined by the credit worthiness of the borrowers.

The estimated fair values of our Level 1 allocated Parent debt were based on prices in active debt markets. The estimated fair values of our Level 3 allocated Parent debt were based on indicative quotes received for similar issuances.

The estimated fair values of our Level 3 non-recourse debt approximated carrying values as the interest rates under the loan agreements either approximated current market rates or there were not significant fluctuations in current market rates to change the fair values of the underlying instruments or were based on indicative quotes received for similar issuances.

Note 13: Leases

We lease sales centers, office space and equipment under operating leases. Our operating leases may require minimum rent payments, contingent rent payments based on a percentage of revenue or income or rent payments equal to the greater of a minimum rent or contingent rent. Our leases expire at various dates from 2016 through 2021, with varying renewal options.

The future minimum rent payments under non-cancelable leases, due in each of the next five years and thereafter as of December 31, 2015, were as follows:

($ in millions)	Operating Leases
Year
2016	$11
2017	6
2018	5
2019	4
2020	4
Thereafter	4

Total minimum rent payments	$34

Rent expense for all operating leases was as follows:

	Year Ended December 31,
($ in millions)	2015	2014	2013
Minimum rentals	$12	$11	$11
Contingent rentals	5	4	1

	$17	$15	$12

Note 14: Income Taxes

Our tax provision includes federal, state and foreign income taxes payable. The domestic and foreign components of income before income taxes were as follows:

	Year Ended December 31,
($ in millions)	2015	2014	2013
U.S. income before tax	$275	$267	$208
Foreign income before tax	17	13	10

Income before income taxes	$292	$280	$218

The components of our provision for income taxes were as follows:

	Year Ended December 31,
($ in millions)	2015	2014	2013
Current:
Federal	$85	$64	$50
State	7	6	5
Foreign	6	6	2

Total current	98	76	57

Deferred:
Federal	18	34	30
State	2	3	3

Total deferred	20	37	33

Total provision for income taxes	$118	$113	$90

Reconciliations of our tax provision at the U.S. statutory rate to the provision (benefit) for income taxes were as follows:

	Year Ended December 31,
($ in millions)	2015	2014	2013
Statutory U.S. federal income tax provision	$102	$98	$77
State income taxes, net of U.S. federal tax benefit	9	9	7
Foreign income tax expense	6	6	5
U.S. benefit of foreign taxes	(6)	(6)	(2)
Change in deferred tax asset valuation allowance	—	—	(3)
Interest on installment sales, net of U.S. federal tax benefit	7	6	6

Provision for income taxes	$118	$113	$90

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities plus carryforward items. The composition of net deferred tax balances were as follows:

	December 31,
($ in millions)	2015	2014
Deferred income tax assets(1)	$1	$4
Deferred income tax liabilities	(287)	(272)

Net deferred taxes	$(286)	$(268)

(1)	Included within Other assets in our consolidated balance sheets.

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities plus carryforward items. The tax effects of the temporary differences and carryforwards that give rise to our net deferred tax liability were as follows:

	December 31,
($ in millions)	2015	2014
Deferred tax assets:
Compensation	$7	$6
Other reserves	45	52

Deferred tax assets	52	58

Deferred tax liabilities:
Property and equipment	(2)	(12)
Amortizable intangible assets	(18)	(19)
Deferred income	(318)	(295)

Deferred tax liabilities	(338)	(326)

Net deferred taxes	$(286)	$(268)

We are part of a consolidated U.S. federal income tax return with Hilton and other subsidiaries that are not included in our consolidated financial statements. Income taxes as presented in our consolidated financial statements present current and deferred income taxes of the consolidated federal tax filing attributed to us using the separate return method. The separate return method applies the accounting guidance for income taxes to the financial statements as if we were a separate taxpayer. During the years ended December 31, 2015 and 2014, Hilton paid $92 million and $69 million, respectively, of income tax liabilities related to us, which is reflected in our consolidated financial statements as a decrease to Parent deficit.

Note 15: Share-Based Compensation

Stock Plan

Hilton maintains the Stock Plan for the benefit of its officers, directors and employees. The following disclosures represent the portion of the Stock Plan expenses maintained by Hilton in which our employees participated. All share-based compensation awards granted under the Stock Plan relate to Hilton common stock. As such, all related equity account balances are reflected in Hilton’s consolidated statements of stockholders’ equity and have not been reflected in our consolidated financial statements.

Under the Stock Plan, Hilton awards to certain of our employees RSUs, options and performance shares. We recorded share-based compensation expense for awards granted of $8 million and $3 million for the years ended

December 31, 2015 and 2014, respectively. There was no share-based compensation expense related to the Stock Plan during the year ended December 31, 2013. The total tax benefit recognized related to this compensation was $3 million and $1 million for the years ended December 31, 2015 and 2014, respectively.

As of December 31, 2015 and 2014, unrecognized compensation costs for unvested awards were approximately $8 million and $7 million, respectively. As of December 31, 2015, we expect to recognize these unrecognized compensation costs over a weighted average period of 1.7 years.

The following table summarizes the activity of our RSUs during the year ended December 31, 2015:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding, beginning of period	540,575	$21.53
Granted	220,260	27.46
Vested	(271,130)	21.53
Forfeited	(37,172)	24.44

Outstanding, end of period	452,533	24.18

The following table summarizes the activity of our options during the year ended December 31, 2015:

	Number of Shares	Weighted Average Exercise Price per Share
Outstanding, beginning of period	99,259	$21.53
Granted	85,405	27.46

Outstanding, end of period	184,664	24.27

Exercisable, end of period	30,400	21.53

The grant date fair value of each of these option grants was $8.39 and $7.58 in 2015 and 2014, respectively, which was determined using the Black-Scholes-Merton option-pricing model with the following assumptions:

	Year Ended December 31,
	2015	2014
Expected volatility(1)	28.00%	33.00%
Dividend yield(2)	—%	—%
Risk-free rate(3)	1.67%	1.85%
Expected term (in years)(4)	6.0	6.0

(1)	Due to limited trading history for Hilton’s common stock, Hilton did not have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of its share price. As a result, Hilton used an average historical volatility of its peer group over a time period consistent with its expected term assumption. Hilton’s peer group was determined based upon companies in its industry with similar business models and is consistent with those used to benchmark its executive compensation.
(2)	At the date of grant Hilton had no plans to pay dividends during the expected term of these options.
(3)	Based on the yields of U.S. Department of Treasury instruments with similar expected lives.
(4)	Estimated using the average of the vesting periods and the contractual term of the options.

During the year ended December 31, 2015, Hilton granted 59,396 performance shares with a grant date fair value of $32.98, based on a Monte Carlo simulation valuation model, and 59,396 performance shares with a grant date fair value of $27.46. There were 218,628 performance shares outstanding as of December 31, 2015.

	Year Ended December 31,
	2015	2014
Expected volatility(1)	24.00%	30.00%
Dividend yield(2)	—%	—%
Risk-free rate(3)	1.04%	0.70%
Expected term (in years)(4)	2.8	2.8

(1)	Due to limited trading history for Hilton’s common stock, Hilton did not have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of its share price. As a result, Hilton used an average historical volatility of its peer group over a time period consistent with its expected term assumption. Hilton’s peer group was determined based upon companies in its industry with similar business models and is consistent with those used to benchmark its executive compensation.
(2)	At the date of grant Hilton had no plans to pay dividends during the expected term of these performance shares.
(3)	Based on the yields of U.S. Department of Treasury instruments with similar expected lives.
(4)	Midpoint of the 30-calendar day period preceding the end of the performance period.

Hilton Promote Plan

Prior to December 11, 2013, Hilton maintained an executive compensation plan, in which certain of our senior management team participated. In connection with Hilton’s initial public offering (“IPO”) in December 2013, equity awards outstanding under this plan were exchanged for restricted stock, of which 40 percent vested immediately, 40 percent vested one year from the date of the IPO and the remaining 20 percent vested upon Blackstone reducing its ownership interest in Hilton below 50 percent, which occurred in May 2015. We recorded share-based compensation expense under this plan of $5 million, $2 million and $22 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 16: Related Party Transactions

Hilton Worldwide Holdings Inc.

We have a number of existing arrangements whereby Hilton and others have provided services to us. In connection with the spin-off, we will enter into agreements with Hilton and others that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. These consolidated financial statements do not reflect the effect of these new and/or revised agreements.

Cash Management

Hilton uses a centralized approach for cash management. The majority of our cash is transferred to Hilton daily, and Hilton funds our operating and investing activities as needed. Accordingly, the cash and cash equivalents held by Hilton at the corporate level were not allocated to us for any of the periods presented. We reflect transfers of cash to and from Hilton’s cash management system as a component of Total Parent deficit in our consolidated balance sheets.

Net Parent Transfers

The components of Net transfers from (to) Parent in the consolidated statements of parent deficit were as follows:

	Year Ended December 31,
($ in millions)	2015	2014	2013
Cash pooling and general financing activities	$(39)	$(152)	$(296)
Corporate allocations	42	44	86
Income taxes	92	69	53

Net transfers from (to) Parent	$95	$(39)	$(157)

Services Provided by Hilton

Our consolidated financial statements include costs for services provided to us by Hilton including, but not limited to, information technology support, financial services, human resources and other shared services. Historically, these costs were charged to us on a basis determined by Hilton to reflect a reasonable allocation of actual costs incurred to perform the services. During the years ended December 31, 2015, 2014 and 2013, we were charged $11 million, $10 million and $7 million, respectively, included in General, administrative and other in our consolidated statements of operations and as of December 31, 2015 and 2014, we had payables of $1 million included in Accounts payable, accrued expenses and other in our consolidated balance sheets.

Additionally, Hilton allocated indirect general and administrative costs to us for certain functions and services provided to us, including, but not limited to, executive office, finance and other administrative support. Accordingly, we recorded $13 million, $9 million and $38 million for the years ended December 31, 2015, 2014 and 2013, respectively, of Hilton’s indirect general and corporate overhead expenses included in General, administrative and other in our consolidated statements of operations.

The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions we might have performed ourselves or outsourced and strategic decisions we might have made in areas such as information technology and infrastructure. Following the spin-off, we will perform these functions using our own resources or purchased services from either Hilton or third parties. For an interim period some of these functions will continue to be provided by Hilton under one or more transition services agreements (“TSAs”). In addition to TSAs, we will enter into a number of commercial agreements with Hilton in connection with the spin-off, many of which are expected to have terms longer than one year.

Insurance

Hilton provides us with insurance coverage for general liability, group health insurance, property, business interruption and other risks with respect to business operations and charges us a fee based on estimates of claims. During each of the years ended December 31, 2015, 2014 and 2013, we were charged $2 million, which was included in our consolidated statements of operations and as of December 31, 2015 and 2014, we had payables of $6 million and $5 million, respectively, included in Accounts payable, accrued expenses and other in our consolidated balance sheets, which included amounts reimbursed to us by HOAs.

Hilton Grand Vacations Brand

We license the Hilton Grand Vacations brand from Hilton and pay them an annual fee based on a percentage of revenue for rights to operate under this brand. After the spin-off, we will continue to license the brand and have the exclusive right to develop, market, sell and manage VOI and related products under the Hilton Grand

Vacations brand. During the years ended December 31, 2015, 2014 and 2013, we paid license fees of $74 million, $62 million and $56 million, respectively, included in our consolidated statements of operations and as of December 31, 2015 and 2014, we had payables of $6 million and $8 million, respectively, included in Accounts payable, accrued expenses and other in our consolidated balance sheets.

Hotel Conversions and Other Hotel Transactions

In 2015, we made a $2 million distribution to Hilton in connection with a future conversion of a portion of one of Hilton’s wholly owned hotel properties to a timeshare property.

In 2014, we entered into a purchase and sale agreement with a wholly owned subsidiary of Hilton for $22 million to transfer certain floors of the Hilton New York to us for conversion to vacation ownership units in phases for sale as deeded fee simple interests in perpetuity. In 2014, certain floors were transferred into our inventory with a net book value of $45 million and as of December 31, 2015 and 2014, we had a $7 million asset, reflected in our consolidated balance sheets as Other assets related to the floors paid but not yet transferred to us. We recognized $30 million as a capital contribution from Hilton for the difference between the cash paid and the net book value of the floors during the year ended December 31, 2014. The wholly owned subsidiary of Hilton reserved exclusive rights to occupy and operate these floors for specific periods of time, which represents a lease arrangement. The lease term on the remaining floors expires on December 31, 2016.

In 2014, in connection with a sale of certain land and easement rights for a timeshare project, we transferred $14 million of development costs capitalized in inventory to a wholly owned subsidiary of Hilton, which was reflected as a Distribution to Parent in our consolidated statements of parent deficit. Additionally, in 2014, our Parent transferred $18 million of land to us related to a timeshare project, which was reflected as a Capital contribution from Parent in our consolidated statements of parent deficit.

We pay rental fees and fees for other amenities to certain Hilton wholly owned hotels. During the years ended December 31, 2015, 2014 and 2013, we paid fees of $25 million, $28 million and $26 million, respectively, included in our consolidated statements of operations.

Hilton HHonors Program

We participate in Hilton’s guest loyalty program, Hilton HHonors. Club members can exchange Club points for Hilton HHonors points, which we purchase from Hilton. Hilton maintains and administers the program. We pay Hilton in advance based on an estimated cost per point for the costs of future club exchanges. The associated expense is included in respective operating expenses line item based on the revenue stream in our consolidated statements of operations. For the years ended December 31, 2015, 2014 and 2013, we recorded $56 million, $48 million and $57 million, respectively, of Hilton HHonors expense in our consolidated statements of operations. Our prepaid expenses, included in Other assets in our consolidated balance sheets, include the amount of Hilton HHonors points purchased from Hilton for future redemptions. The prepaid expense is amortized into earnings evenly through the year.

Defined Contribution Plan

Hilton administers and maintains a defined contribution plan for the benefit of Hilton employees meeting certain eligibility requirements who elect to participate in the plan. Contributions are determined based on a specified percentage of salary deferrals by participating employees. We recognized compensation expense for our participating employees totaling $7 million, $6 million and $5 million for the years ended December 31, 2015, 2014 and 2013, respectively, in our consolidated statements of operations.

The Blackstone Group

As of December 31, 2015, an affiliate of Blackstone beneficially owned approximately 45.9 percent of Hilton stock. Beginning in 2014, we entered into a fee-for-service agreement with an affiliate of Blackstone to sell VOIs at a property for which we earn commissions. During the years ended December 31, 2015 and 2014, we recognized commissions and other fees of $154 million and $30 million, respectively, in our consolidated statements of operations.

Note 17: Business Segments

We operate our business through the following two segments:

•	Real estate sales and financing—We market and sell VOIs that we own. We also source VOIs through fee-for-service agreements with third-party developers. Related to the sales of the VOIs that we own, we provide consumer financing, which includes interest income generated from the origination of consumer loans to customers to finance their purchase of VOIs and revenue from servicing the loans. We also generate fee revenue from servicing the loans provided by third-party developers to purchasers of their VOIs.

•	Resort operations and club management—We manage the Club, receiving activation fees, annual dues and transaction fees from member exchanges for other vacation products. We earn fees for managing the timeshare properties. We generate rental revenue from unit rentals of unsold inventory and inventory made available due to ownership exchanges under our Club program. We also earn revenue from food and beverage, retail and spa outlets at our timeshare properties.

The performance of our operating segments is evaluated primarily based on adjusted earnings before interest expense, taxes and depreciation and amortization (“EBITDA”). We define Adjusted EBITDA as EBITDA, further adjusted to exclude certain items, including, but not limited to, gains, losses and expenses in connection with: (i) asset dispositions; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment losses; (v) reorganization costs; (vi) share-based and certain other compensation expenses; (vii) severance, relocation and other expenses; and (viii) other items.

The following table presents revenues for our reportable segments reconciled to consolidated amounts:

	Year Ended December 31,
($ in millions)	2015	2014	2013
Revenues:
Real estate sales and financing(1)	$1,078	$942	$898
Resort operations and club management(2)(3)	307	283	239

Total segment revenues	1,385	1,225	1,137
Cost reimbursements	110	107	99
Intersegment eliminations(1)(2)(3)	(20)	(15)	(12)

Total revenues	$1,475	$1,317	$1,224

(1)	Includes charges to the resort operations and club management segment for billing and collection services provided by the real estate sales and financing segment. These charges totaled $2 million, $1 million and $1 million for the years ended December 31, 2015, 2014 and 2013, respectively.
(2)	Include charges to the real estate sales and financing segment from the resort operations and club management segment for discounted stays at properties resulting from marketing packages. These charges totaled $17 million, $13 million and $10 million for the years ended December 31, 2015, 2014 and 2013, respectively.
(3)	Include charges to the real estate sales and financing segment from the resort operations and club management segment for the rental of model units to show prospective buyers. These charges totaled $1 million for each of the years ended December 31, 2015, 2014 and 2013.

The following table presents segment Adjusted EBITDA for our reportable segments reconciled to net income:

	Year Ended December 31,
($ in millions)	2015	2014	2013
Adjusted EBITDA:
Real estate sales and financing(1)	$329	$305	$294
Resort operations and club management(1)	162	144	104

Segment Adjusted EBITDA	491	449	398
General and administrative	(57)	(40)	(70)
Depreciation and amortization	(22)	(18)	(16)
License fee expense	(74)	(62)	(56)
Gain on debt extinguishment	—	—	22
Other gain, net	—	5	—
Loss on foreign currency transactions	—	(2)	(5)
Allocated Parent interest expense	(29)	(36)	(48)
Income tax expense	(118)	(113)	(90)
Non-recourse debt interest expense	(13)	(15)	(7)
Other adjustment items	(4)	(1)	—

Net income	$174	$167	$128

(1)	Includes intersegment eliminations. Refer to our table presenting revenues by reportable segment above for additional discussion.

The following table presents total assets for our reportable segments, reconciled to consolidated amounts:

	December 31,
($ in millions)	2015	2014
Real estate sales and financing	$1,619	$1,515
Resort operations and club management	74	68

Total segment assets	1,693	1,583
Corporate	31	38

Total assets	$1,724	$1,621

The following table presents capital expenditures for property and equipment for our reportable segments, reconciled to consolidated amounts:

	Year Ended December 31,
($ in millions)	2015	2014	2013
Real estate sales and financing	$10	$10	$4
Resort operations and club management	1	1	2

Total segment capital expenditures for property and equipment	11	11	6
Corporate	1	1	3

Total capital expenditures for property and equipment	$12	$12	$9

Total revenues by country were as follows:

	Year Ended December 31,
($ in millions)	2015	2014	2013
United States	$1,358	$1,189	$1,101
All other	117	128	123

	$1,475	$1,317	$1,224

Other than the United States, there were no countries that individually represented more than 10 percent of total revenues for the years ended December 31, 2015, 2014 and 2013.

Property and equipment, net by country were as follows:

	December 31,
($ in millions)	2015	2014
United States	$45	$40
All other	6	7

	$51	$47

Other than the United States, there were no countries that individually represented over 10 percent of total property and equipment, net as of December 31, 2015 and 2014.

Note 18: Commitments and Contingencies

We have entered into certain arrangements with developers whereby we have committed to purchase vacation ownership units at a future date to be marketed and sold under our Hilton Grand Vacations brand. As of December 31, 2015, we were committed to purchase approximately $206 million of inventory over a period of four years. The ultimate amount and timing of the acquisitions is subject to change pursuant to the terms of the respective arrangements, which could also allow for cancellation in certain circumstances. During the years ended December 31, 2015, 2014 and 2013, we purchased $17 million, $29 million and $35 million, respectively, of VOI inventory as required under our commitments. As of December 31, 2015, our remaining obligation pursuant to these arrangements was expected to be incurred as follows: $16 million in 2016, $8 million in 2017, zero in 2018 and $182 million in 2019.

We are involved in litigation arising from the normal course of business, some of which includes claims for substantial sums. While the ultimate results of claims and litigation cannot be predicted with certainty, we expect that the ultimate resolution of all pending or threatened claims and litigation as of December 31, 2015 will not have a material effect on our consolidated results of operations, financial position or cash flows.

HILTON RESORTS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions)

	June 30, 2016	December 31, 2015
	(unaudited)
ASSETS
Cash	$3	$4
Restricted cash	72	75
Accounts receivable, net of allowance for doubtful accounts of $2 and $2	117	89
Timeshare financing receivables, net	981	976
Inventory	430	412
Property and equipment, net	112	51
Intangible assets, net	71	74
Other assets	51	43

TOTAL ASSETS (variable interest entities—$310 and $368)	$1,837	$1,724

LIABILITIES AND PARENT EQUITY (DEFICIT)
Accounts payable, accrued expenses and other	$215	$208
Advance deposits	102	96
Allocated Parent debt	635	634
Non-recourse debt	445	502
Deferred revenues	123	103
Deferred income tax liabilities	301	287

Total liabilities (variable interest entities—$295 and $352)	1,821	1,830
Commitments and contingencies—see Note 13
Parent Equity (Deficit):

Total Parent Equity (Deficit)	16	(106)

TOTAL LIABILITIES AND PARENT EQUITY (DEFICIT)	$1,837	$1,724

See notes to condensed consolidated financial statements.

HILTON RESORTS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in millions)

	Six Months Ended June 30,
	2016	2015
Revenues
Sales of VOIs, net	$229	$230
Sales, marketing, brand and other fees	246	234
Financing	66	62
Club and resort management	65	54
Rental and ancillary services	94	86
Cost reimbursements	61	55

Total revenues	761	721

Expenses
Cost of VOI sales	66	104
Sales and marketing	286	260
Financing	16	16
Club and resort management	16	15
Rental and ancillary services	56	55
General and administrative	37	30
Depreciation and amortization	11	11
License fee expense	39	36
Cost reimbursements	61	55

Total expenses	588	582

Gain on foreign currency transactions	1	—
Allocated Parent interest expense	(13)	(15)
Other loss, net	(1)	—

Income before income taxes	160	124
Income tax expense	(65)	(50)

Net income	$95	$74

See notes to condensed consolidated financial statements

HILTON RESORTS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions)

	Six Months Ended June 30,
	2016	2015
Operating Activities
Net income	$95	$74
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11	11
Amortization of deferred financing costs	2	3
Provision for loan losses	23	17
Other loss, net	1	—
Gain on foreign currency transactions	(1)	—
Deferred income taxes	1	(3)
Net changes in assets and liabilities:
Restricted cash	3	(30)
Accounts receivable, net	(28)	(15)
Timeshare financing receivables	(27)	(29)
Inventory	3	(28)
Purchase of assets for future conversion to inventory	(14)	—
Other assets	(17)	(12)
Accounts payable, accrued expenses and other	11	8
Advance deposits	6	—
Deferred revenues	20	36
Other	—	1

Net cash provided by operating activities	89	33

Investing Activities
Capital expenditures for property and equipment	(14)	(8)
Capitalized software costs	(3)	(2)

Net cash used in investing activities	(17)	(10)

Financing Activities
Repayment of non-recourse debt	(58)	(68)
Change in restricted cash	—	4
Allocated Parent debt activity	—	(36)
Net transfers from (to) Parent	(15)	77

Net cash used in financing activities	(73)	(23)

Net decrease in cash	(1)	—

Cash, beginning of period	4	2

Cash, end of period	$3	$2

Supplemental Disclosures
Non-cash financing activities:
Transfer of inventory from Parent	$9	$—
Transfer of property and equipment from Parent	33	—

See notes to condensed consolidated financial statements.

HILTON RESORTS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF PARENT EQUITY (DEFICIT)

(unaudited, in millions)

Total Parent Equity (Deficit)
Balance as of December 31, 2015	$(106)
Net income	95
Net transfers to Parent	(15)
Capital contribution from Parent	42

Balance as of June 30, 2016	$16

Total Parent Deficit
Balance as of December 31, 2014	$(373)
Net income	74
Net transfers from Parent	77

Balance as of June 30, 2015	$(222)

See notes to condensed consolidated financial statements.

HILTON RESORTS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1: Organization and Basis of Presentation

Hilton Resorts Corporation (together with its subsidiaries, “we,” “us,” “our” or the “Company”) is a Delaware corporation formed on November 18, 1991. We are a global timeshare company engaged in developing, marketing, selling and managing timeshare resorts primarily under the Hilton Grand Vacations brand. Our operations primarily consist of: selling vacation ownership intervals (“VOIs”) for us and third parties; operating our resorts; financing and servicing loans provided to consumers for their timeshare purchases; and managing our Hilton Grand Vacations Club exchange program (the “Club”). As of June 30, 2016, we managed 46 timeshare properties comprising 7,576 units located in the United States (“U.S.”) and Europe.

On February 26, 2016, Hilton Worldwide Holdings Inc. (“Parent,” together with its consolidated subsidiaries, “Hilton”) announced a plan to spin-off its timeshare business to stockholders as a separate, publicly traded company. After the spin-off, we will operate as an independent, publicly traded company.

Basis of Presentation

The condensed consolidated financial statements reflect our historical financial position, results of operations and cash flows as prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) and are unaudited. We have condensed or omitted certain information and footnote disclosures normally included in financial statements presented in accordance with U.S. GAAP. Although we believe the disclosures made are adequate to prevent information presented from being misleading, these financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended December 31, 2015, included elsewhere in this information statement.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and, accordingly, ultimate results could differ from those estimates. Interim results are not necessarily indicative of full year performance.

In our opinion, the accompanying condensed consolidated financial statements reflect all adjustments, including normal recurring items, considered necessary for a fair presentation of the interim periods. All material intercompany transactions and balances have been eliminated in consolidation.

Our condensed consolidated financial statements represent the financial position and results of operations of entities under common control that have been “carved out” of Hilton’s condensed consolidated financial statements and reflect significant assumptions and allocations. See Note 2: Basis of Presentation and Summary of Significant Accounting Policies in our audited consolidated financial statements included elsewhere within this information statement.

Note 2: Recently Issued Accounting Pronouncements

Accounting Standards Not Yet Adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, (“ASU 2016-13”), Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss impairment methodology in current U.S. GAAP, with a methodology that reflects expected credit losses. The update is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. This update is effective for annual periods beginning after December 15, 2019, with early adoption permitted for annual periods beginning after December 15, 2018. We are currently evaluating the effect that this ASU will have on our consolidated financial statements.

Note 3: Restricted Cash

Restricted cash was as follows:

($ in millions)	June 30, 2016	December 31, 2015
Escrow deposits on VOI sales	$55	$58
Reserves related to non-recourse debt(1)	17	17

	$72	$75

(1)	See Note 8: Allocated Parent Debt and Non-recourse Debt for further discussion.

Note 4: Timeshare Financing Receivables

Our timeshare financing receivables consist of loans related to our financing of VOI sales that are secured by the underlying timeshare properties. As of June 30, 2016 and December 31, 2015, we had $164 million and $163 million, respectively, of gross timeshare financing receivables securing a revolving non-recourse timeshare financing receivables credit facility (the “Timeshare Facility”). We recognize interest income on our timeshare financing receivables as earned. We record an estimate of uncollectibility as a reduction of revenue from VOI sales at the time revenue is recognized on a VOI sale.

Timeshare financing receivables were as follows:

	June 30, 2016
($ in millions)	Securitized	Unsecuritized	Total
Timeshare financing receivables	$307	$786	$1,093
Less: allowance for loan loss	(13)	(99)	(112)

	$294	$687	$981

	December 31, 2015
($ in millions)	Securitized	Unsecuritized	Total
Timeshare financing receivables	$367	$715	$1,082
Less: allowance for loan loss	(17)	(89)	(106)

	$350	$626	$976

The interest rate charged on the notes correlates to the risk profile of the borrower at the time of purchase and the percentage of the purchase that is financed, among other factors. As of June 30, 2016, our timeshare financing receivables had interest rates ranging from 5.15 percent to 20.50 percent, a weighted average interest rate of 11.88 percent, a weighted average remaining term of 7.7 years and maturities through 2026. Our timeshare financing receivables as of June 30, 2016 mature as follows:

($ in millions)	Securitized	Unsecuritized	Total
Year
2016 (remaining)	$26	$51	$77
2017	54	74	128
2018	53	78	131
2019	50	80	130
2020	45	83	128
Thereafter	79	420	499

	307	786	1,093
Less: allowance for loan loss	(13)	(99)	(112)

	$294	$687	$981

We evaluate this portfolio collectively, since we hold a large group of homogeneous timeshare financing receivables, which are individually immaterial. We monitor the credit quality of our receivables on an ongoing basis. There are no significant concentrations of credit risk with any individual counterparty or groups of counterparties. We use a technique referred to as static pool analysis as the basis for determining our loan loss reserve requirements on our timeshare financing receivables. For static pool analysis, we use three key dimensions to stratify our portfolio: FICO scores; country of residence; and equity percentage at the time of sale. The adequacy of the related allowance is determined by management through analysis of several factors, such as current economic conditions and industry trends, as well as the specific risk characteristics of the portfolio including assumed default rates, aging and historical write-offs of these receivables. The allowance is maintained at a level deemed adequate by management based on a periodic analysis of the mortgage portfolio.

Our gross timeshare financing receivables balances by FICO score were as follows:

($ in millions)	June 30, 2016	December 31, 2015
FICO score
700+	$681	$663
600-699	200	191
<600	28	28
No score(1)	184	200

	$1,093	$1,082

(1)	Timeshare financing receivables without a FICO score are primarily related to foreign borrowers.

We apply payments we receive for loans, including those in non-accrual status, to amounts due in the following order: servicing fees; interest; principal; and late charges. Once a note is 91 days past due or is determined to be uncollectible prior to 91 days past due, we cease accruing interest and reverse the accrued interest recognized up to that point. We resume interest accrual for loans for which we had previously ceased accruing interest once the loan is less than 91 days past due as of the month. We fully reserve for a timeshare financing receivable in the month following the date that the loan is 121 days past due and, subsequently, we write off the uncollectible note against the reserve once the foreclosure process is complete and we receive the deed for the foreclosed unit. We determine our timeshare financing receivables to be past due based on the contractual terms of the individual mortgage loans.

As of June 30, 2016 and December 31, 2015, we had ceased accruing interest on timeshare financing receivables with an aggregate principal balance of $36 million and $33 million, respectively. The following tables detail an aged analysis of our gross timeshare financing receivables balance:

	June 30, 2016
($ in millions)	Securitized	Unsecuritized	Total
Current	$300	$744	$1,044
31 - 90 days past due	4	9	13
91 - 120 days past due	1	2	3
121 days and greater past due	2	31	33

	$307	$786	$1,093

	December 31, 2015
($ in millions)	Securitized	Unsecuritized	Total
Current	$359	$677	$1,036
31 - 90 days past due	5	8	13
91 - 120 days past due	2	3	5
121 days and greater past due	1	27	28

	$367	$715	$1,082

The changes in our allowance for loan loss were as follows:

($ in millions)	Securitized	Unsecuritized	Total
Balance as of December 31, 2015	$17	$89	$106
Write-offs	—	(17)	(17)
Provision for loan losses(1)	(4)	27	23

Balance as of June 30, 2016	$13	$99	$112

($ in millions)	Securitized	Unsecuritized	Total
Balance as of December 31, 2014	$28	$68	$96
Write-offs	—	(15)	(15)
Provision for loan losses(1)	(7)	24	17

Balance as of June 30, 2015	$21	$77	$98

(1)	Includes activity related to repurchase of defaulted and upgraded securitized timeshare financing receivables, net of incremental provision for loan losses.

Note 5: Inventory

Inventory was as follows:

($ in millions)	June 30, 2016	December 31, 2015
Completed unsold VOIs	$153	$111
Construction in process	75	101
Land, infrastructure and other	202	200

	$430	$412

The cost of sales true-ups relating to VOI products for the six months ended June 30, 2016 and 2015 resulted in an increase to the carrying values of inventory of $9 million and $3 million, respectively. For the six months ended June 30, 2016 and 2015, we incurred expenses of $24 million and $44 million, respectively, recorded in Cost of VOI sales, related to granting credit to customers for their existing ownership when upgrading into fee-for-service projects.

Note 6: Property and Equipment

Property and equipment and related depreciation expense were as follows:

($ in millions)	June 30, 2016	December 31, 2015
Land	$23	$—
Buildings and leasehold improvements	92	54
Furniture and equipment	39	32
Construction-in-progress	7	9

	161	95
Accumulated depreciation	(49)	(44)

	$112	$51

Depreciation expense on property and equipment was $6 million and $5 million for the six months ended June 30, 2016 and 2015, respectively.

In June 2016, Hilton transferred property and equipment related to certain floors at the Embassy Suites Washington, DC to us for conversion to vacation ownership units. See Note 11: Related Party Transactions for further discussion.

Note 7: Consolidated Variable Interest Entities

As of June 30, 2016 and December 31, 2015, we consolidated two variable interest entities (“VIEs”) that issued debt securitized by our timeshare financing receivables (the “Securitized Debt”), which is without recourse to us. We are the primary beneficiaries of these VIEs as we have the power to direct the activities that most significantly affect their economic performance. We are also the servicer of these timeshare financing receivables and we are required to replace timeshare financing receivables that are in default at their outstanding principal amounts. Additionally, we have the obligation to absorb their losses and the right to receive benefits that could be significant to them. The assets of our VIEs are only available to settle the obligations of the respective entities. Our condensed consolidated balance sheets included the assets and liabilities of these entities, which primarily consisted of the following:

($ in millions)	June 30, 2016	December 31, 2015
Restricted cash	$13	$13
Timeshare financing receivables, net	294	350
Non-recourse debt	295	352

During the six months ended June 30, 2016 and 2015, we did not provide any financial or other support to any VIEs that we were not previously contractually required to provide, nor do we intend to provide such support in the future.

Note 8: Allocated Parent Debt and Non-recourse Debt

Allocated Parent Debt

Allocated Parent debt balances, and associated interest rates as of June 30, 2016, were as follows:

($ in millions)	June 30, 2016	December 31, 2015
Senior secured term loan facility with a rate of 3.50%, due 2020	$474	$474
Senior Notes with a rate of 5.625%, due 2021	168	168

	642	642
Less: unamortized deferred financing costs and discount	(7)	(8)

	$635	$634

Non-recourse Debt

Non-recourse debt balances, and associated interest rates as of June 30, 2016, were as follows:

($ in millions)	June 30, 2016	December 31, 2015
Timeshare Facility with a rate of 1.44%, due 2017	$150	$150
Securitized Debt with an average rate of 1.97%, due 2026	298	356

	448	506
Less: unamortized deferred financing costs	(3)	(4)

	445	502

We are required to deposit payments received from customers on the timeshare financing receivables securing the Timeshare Facility and Securitized Debt into depository accounts maintained by third parties. On a monthly basis, the depository accounts are utilized to make required principal, interest and other payments due under the respective loan agreements. The balances in the depository accounts as of June 30, 2016 and December 31, 2015 were $17 million in each period and were included in Restricted cash in our condensed consolidated balance sheets.

Debt Maturities

The contractual maturities of our allocated Parent debt and non-recourse debt as of June 30, 2016 were as follows:

($ in millions)	Allocated Parent Debt	Non-recourse Debt	Total
Year
2016 (remaining)	$—	$48	$48
2017	—	225	225
2018	—	52	52
2019	—	38	38
2020	474	28	502
Thereafter	168	57	225

	$642	$448	$1,090

Note 9: Fair Value Measurements

The carrying amounts and estimated fair values of our financial assets and liabilities were as follows:

	June 30, 2016
	Carrying Amount	Hierarchy Level
($ in millions)		Level 1	Level 3
Assets:
Timeshare financing receivables(1)	$981	$—	$1,092
Liabilities:
Allocated Parent debt(2)	635	175	474
Non-recourse debt(2)	445	—	448

	December 31, 2015
	Carrying Amount	Hierarchy Level
($ in millions)		Level 1	Level 3
Assets:
Timeshare financing receivables(1)	$976	$—	$1,080
Liabilities:
Allocated Parent debt(2)	634	175	474
Non-recourse debt(2)	502	—	506

(1)	Carrying amount includes allowance for loan loss.
(2)	Carrying amount includes unamortized deferred financing costs and discount.

We believe the carrying amounts of our other financial assets and liabilities approximated fair value as of June 30, 2016 and December 31, 2015. Our estimates of the fair values were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop the estimated fair values.

The estimated fair values of our timeshare financing receivables were based on the expected future cash flows discounted at weighted-average interest rates of the current portfolio, which reflect the risk of the underlying notes, primarily determined by the credit worthiness of the borrowers.

The estimated fair values of our Level 1 allocated Parent debt were based on prices in active debt markets. The estimated fair values of our Level 3 allocated Parent debt were based on indicative quotes received for similar issuances.

The estimated fair values of our Level 3 non-recourse debt approximated carrying values as the interest rates under the loan agreements either approximated current market rates or there were not significant fluctuations in current market rates to change the fair values of the underlying instruments.

Note 10: Income Taxes

At the end of each quarter we estimate the effective tax rate expected to be applied for the full year. The effective income tax rate is determined by the level and composition of pre-tax income or loss, which is subject to federal, foreign, state and local income taxes.

We are part of a consolidated U.S. federal income tax return, state tax returns and foreign tax returns with Hilton and other subsidiaries that are not included in our condensed consolidated financial statements. Income taxes as presented in our condensed consolidated financial statements reflect current and deferred income taxes of the consolidated tax filings attributed to us using the separate return method. The separate return method applies the accounting guidance for income taxes to the financial statements as if we were a separate taxpayer. During the six months ended June 30, 2016 and 2015, Hilton paid $60 million and $50 million, respectively, of income tax liabilities related to us, which is reflected in our condensed consolidated financial statements as a decrease to Parent equity (deficit).

Note 11: Related Party Transactions

Net Parent Transfers

The components of Net transfers from (to) Parent in the condensed consolidated statements of parent equity (deficit) were as follows:

	Six Months Ended June 30,
($ in millions)	2016	2015
Cash pooling and general financing activities	$(98)	$3
Corporate allocations	23	24
Income taxes	60	50

Net transfers from (to) Parent	$(15)	$77

Hotel Conversions

In June 2016, Hilton transferred to us $40 million of assets and $7 million of related deferred tax liabilities for certain floors at the Embassy Suites Washington, DC for conversion to vacation ownership units. We recognized a $33 million capital contribution from Hilton for the six months ended June 30, 2016.

In March 2016, Hilton transferred to us $22 million of assets and $6 million of related deferred tax liabilities for certain floors at the Hilton New York, for conversion to vacation ownership units. The net book value of these assets was approximately $15 million. We recognized a $9 million capital contribution from Hilton related to the transfer.

Note 12: Business Segments

We operate our business through the following two segments:

•	Real estate sales and financing—We market and sell VOIs that we own. We also source VOIs through fee-for-service agreements with third-party developers. Related to the sales of the VOIs that we own, we provide consumer financing, which includes interest income generated from the origination of consumer loans to customers to finance their purchase of VOIs and revenue from servicing the loans. We also generate fee revenue from servicing the loans provided by third-party developers to purchasers of their VOIs.

•	Resort operations and club management—We manage the Club, receiving activation fees, annual dues and transaction fees from member exchanges for other vacation products. We earn fees for managing the timeshare properties. We generate rental revenue from unit rentals of unsold inventory and inventory made available due to ownership exchanges under our Club program. We also earn revenue from food and beverage, retail and spa outlets at our timeshare properties.

The performance of our operating segments is evaluated primarily based on adjusted earnings before interest expense, taxes and depreciation and amortization (“EBITDA”). We define Adjusted EBITDA as EBITDA, further adjusted to exclude certain items, including, but not limited to, gains, losses and expenses in connection with: (i) asset dispositions; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment losses; (v) reorganization costs; (vi) share-based compensation expense; (vii) severance and other expenses; and (viii) other items.

The following table presents revenues for our reportable segments reconciled to condensed consolidated amounts:

	Six Months Ended June 30,
($ in millions)	2016	2015
Revenues:
Real estate sales and financing(1)	$542	$527
Resort operations and club management(2)(3)	170	150

Total segment revenues	712	677
Cost reimbursements	61	55
Intersegment eliminations(1)(2)(3)	(12)	(11)

Total revenues	$761	$721

(1)	Includes charges to the resort operations and club management segment for billing and collection services provided by the real estate sales and financing segment. These charges totaled $1 million for each of the six months ended June 30, 2016 and 2015.
(2)	Includes charges to the real estate sales and financing segment from the resort operations and club management segment for discounted stays at properties resulting from marketing packages. These charges totaled $11 million and $10 million for the six months ended June 30, 2016 and 2015, respectively.
(3)	Includes charges to the real estate sales and financing segment from the resort operations and club management segment for the rental of model units to show prospective buyers. These charges totaled less than $1 million in each of the six months ended June 30, 2016 and 2015.

The following table presents Adjusted EBITDA for our reportable segments reconciled to net income:

	Six Months Ended June 30,
($ in millions)	2016	2015
Adjusted EBITDA:
Real estate sales and financing(1)	$171	$145
Resort operations and club management(1)	97	79

Segment Adjusted EBITDA	268	224
General and administrative	(37)	(30)
Depreciation and amortization	(11)	(11)
License fee expense	(39)	(36)
Other loss, net	(1)	—
Gain on foreign currency transactions	1	—
Allocated Parent interest expense	(13)	(15)
Income tax expense	(65)	(50)
Non-recourse debt interest expense	(6)	(7)
Other adjustment items	(2)	(1)

Net income	$95	$74

(1)	Includes intersegment eliminations. Refer to our table presenting revenues by reportable segment above for additional discussion.

Note 13: Commitments and Contingencies

We have entered into certain arrangements with developers whereby we have committed to purchase vacation ownership units at a future date to be marketed and sold under our Hilton Grand Vacations brand. As of June 30, 2016, we were committed to purchase approximately $195 million of inventory over a period of four years. The ultimate amount and timing of the acquisitions is subject to change pursuant to the terms of the respective arrangements, which could also allow for cancellation in certain circumstances. During the six months ended June 30, 2016 and 2015, we purchased $11 million and $17 million, respectively, of VOI inventory as required under our commitments. As of June 30, 2016, our remaining obligation pursuant to these arrangements was expected to be incurred as follows: $5 million in the remainder of 2016, $8 million in 2017, zero in 2018 and $182 million in 2019.

We are involved in litigation arising from the normal course of business, some of which includes claims for substantial sums. While the ultimate results of claims and litigation cannot be predicted with certainty, we expect that the ultimate resolution of all pending or threatened claims and litigation as of June 30, 2016 will not have a material effect on our condensed consolidated results of operations, financial position or cash flows.